  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 1996
                                                      REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             HOLLYWOOD PARK, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                             7948                      95-3667491
(STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                           1050 SOUTH PRAIRIE AVENUE
                          INGLEWOOD, CALIFORNIA 90301
                                (310) 419-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              G. MICHAEL FINNIGAN
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HOLLYWOOD PARK, INC.
                           1050 SOUTH PRAIRIE AVENUE
                          INGLEWOOD, CALIFORNIA 90301
                                (310) 419-1500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:
         ALVIN G. SEGEL, ESQ.                    JOHN V. ROOS, ESQ.
         ASHOK W. MUKHEY, ESQ.                  PAGE MAILLIARD, ESQ.
          IRELL & MANELLA LLP          WILSON, SONSINI, GOODRICH & ROSATI, PC
  1800 AVENUE OF THE STARS, SUITE 900            650 PAGE MILL ROAD
     LOS ANGELES, CALIFORNIA 90067           PALO ALTO, CALIFORNIA 94304
          TEL: (310) 277-1010                    TEL: (415) 493-9300
          FAX: (310) 203-7199                    FAX: (415) 496-4006

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: The proposed sale will take place at the effective time of the merger of a wholly-owned subsidiary of Registrant with and into Boomtown, Inc.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                               PROPOSED        PROPOSED
   TITLE OF EACH CLASS OF                      MAXIMUM          MAXIMUM       AMOUNT OF
      SECURITIES TO BE       AMOUNT TO BE   OFFERING PRICE     AGGREGATE     REGISTRATION
         REGISTERED         REGISTERED(1)    PER SHARE(2)  OFFERING PRICE(2)    FEE(3)
- -----------------------------------------------------------------------------------------
   Common Stock, $.10 par
   value................   6,652,581 shares      N/A          $46,167,392      $17,434

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Represents the maximum number of shares of Hollywood Park Common Stock issuable upon consummation of the Merger described herein.
(2) Pursuant to Rule 457(f)(1) of the Securities Act of 1933, the proposed maximum offering price is based on the aggregate market value of the Boomtown Common Stock subject to the Merger, which was $4.75 per share, the average of the high and low prices of Boomtown Common Stock as reported by the National Association of Securities Dealers Automated Quotation System on September 13, 1996.
(3) $12,897 of this amount was previously paid pursuant to Rule 0-11 of the Securities Exchange Act of 1934 in connection with the filing of Preliminary Proxy Materials.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                              HOLLYWOOD PARK, INC.

        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

              ITEM OF FORM S-4                 LOCATION IN THE PROSPECTUS
              ----------------                 --------------------------
 A   Information About the Transaction
 1.  Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus........   Cover of Registration Statement;
                                          Outside Front Cover Page of
                                          Prospectus; Cross Reference Sheet
 2.  Inside Front and Outside Back
      Cover Pages of Prospectus.......   Available Information; Incorporation
                                          of Certain Documents by Reference;
                                          Table of Contents
 3.  Risk Factors, Ratio of Earnings
      to Fixed Charges and Other
      Information.....................   Summary; Risk Factors; The Hollywood
                                          Park Meeting; The Boomtown Meeting;
                                          The Merger; The Merger Agreement and
                                          Related Agreements; Selected
                                          Historical and Pro Forma Financial
                                          Data; Comparative Per Share Data

 4.  Terms of the Transaction.........   Summary; Risk Factors; The Merger; The
                                          Merger Agreement and Related
                                          Agreements; Comparative Rights of
                                          Stockholders of Hollywood Park and
                                          Boomtown

 5.  Pro Forma Financial Information..   Summary; Selected Historical and Pro
                                          Forma Financial Information;
                                          Unaudited Pro Forma Combined
                                          Consolidated Condensed Financial
                                          Statements

 6.  Material Contacts with the
      Company Being Acquired..........   Summary; The Merger; The Merger
                                          Agreement and Related Agreements

 7.  Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to Be
      Underwriters....................   Not Applicable

 8.  Interests of Named Experts and
      Counsel.........................   Not Applicable

 9.  Disclosure of Commission Position
      on Indemnification for
      Securities Act Liabilities......   Not Applicable

 B.  Information About the Registrant

 10. Information with Respect to S-3
      Registrants.....................   Available Information; Incorporation
                                          of Certain Documents by Reference;
                                          Summary; Business of Hollywood Park;
                                          Government Regulation; Selected
                                          Historical and Pro Forma Financial
                                          Data; Comparative Per Share Data;
                                          Hollywood Park Management's
                                          Discussion and Analysis of Financial
                                          Condition and Results of Operations;
                                          Unaudited Pro Forma Combined
                                          Consolidated Condensed Financial
                                          Statements; Hollywood Park
                                          Consolidated Financial Statements

               ITEM OF FORM S-4                  LOCATION IN THE PROSPECTUS
               ----------------                  --------------------------
 11. Incorporation of Certain
      Information by Reference..........   Incorporation of Certain Documents by
                                            Reference

 12. Information with Respect to S-2 or
      S-3 Registrants...................   Not Applicable

 13. Incorporation of Certain
      Information by Reference..........   Not Applicable

 14. Information with Respect to
      Registrants Other Than S-3 or S-2
      Registrants.......................   Not Applicable

 C.  Information About the Company Being
      Acquired

 15. Information with Respect to S-3
      Companies.........................   Not Applicable

 16. Information with Respect to S-2 or
      S-3 Companies.....................   Not Applicable

 17. Information with Respect to
      Companies Other Than S-3 or S-2
      Companies.........................   Available Information; Incorporation
                                            of Certain Documents by Reference;
                                            Summary; Business of Boomtown;
                                            Government Regulation; Selected
                                            Historical and Pro Forma Financial
                                            Data; Comparative Per Share Data;
                                            Boomtown Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Unaudited Pro
                                            Forma Combined Consolidated Condensed
                                            Financial Statements; Boomtown
                                            Consolidated Financial Statements

 D.  Voting and Management Information
 18. Information if Proxies, Consents or
      Authorizations are to be
      Solicited.........................   Front Cover Page of Prospectus;
                                            Summary; The Hollywood Park Meeting;
                                            The Boomtown Meeting; The Merger;
                                            Additional Information Provided in
                                            Connection with Hollywood Park's
                                            Annual Meeting; Stockholders'
                                            Proposals

 19. Information if Proxies, Consents or
      Authorizations are not to be
      Solicited or in an Exchange
      Offer.............................   Not Applicable

                             HOLLYWOOD PARK, INC.
                           1050 SOUTH PRAIRIE AVENUE
                          INGLEWOOD, CALIFORNIA 90301

                              September 20, 1996

Dear Fellow Stockholder:

  You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Hollywood Park, Inc. ("Hollywood Park"), to be held on Wednesday, October 30, 1996, at 9:00 a.m., local time, at The Four Seasons Hotel, 57 East 57th Street, New York, New York, 10022.

  At the Annual Meeting, you will be asked to vote upon three matters: First, the issuance of shares of Hollywood Park Common Stock pursuant to the Agreement and Plan of Merger dated as of April 23, 1996 (the "Merger Agreement"), among Hollywood Park, HP Acquisition, Inc., a wholly-owned subsidiary of Hollywood Park ("Sub"), and Boomtown, Inc. ("Boomtown"), pursuant to which Boomtown will merge with Sub and become a wholly-owned subsidiary of Hollywood Park and each share of Boomtown common stock will be converted into the right to receive 0.625 of a share of Hollywood Park common stock (the "Merger"); Second, the election of seven directors to serve for the coming year on the Hollywood Park Board of Directors (following consummation of the Merger described above, the size of the Board will be increased to eleven members with the four vacancies filled by current members of Boomtown's Board of Directors); and Third, the adoption of the Hollywood Park 1996 Stock Option Plan.

  THE HOLLYWOOD PARK BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ISSUANCE OF THE SHARES OF HOLLYWOOD PARK COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AS DESCRIBED ABOVE. IN ADDITION, THE HOLLYWOOD PARK BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ELECTION OF THE DIRECTOR NOMINEES LISTED HEREIN, AND FOR ADOPTION OF THE 1996 STOCK OPTION PLAN.

  Accompanying this letter, you will find a Notice of Annual Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Hollywood Park stockholders at the Annual Meeting (as well as the actions to be taken by the Boomtown stockholders at their special meeting), a Proxy Card, and Hollywood Park's 1996 Annual Report to Stockholders. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger, and includes information about Hollywood Park and Boomtown.

  All stockholders are cordially invited to attend the Annual Meeting in person. However, whether or not you plan to attend the Annual Meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the Annual Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Annual Meeting.

                                          Sincerely,

                                          R. D. Hubbard
                                          Chairman of the Board of Directors
                                          and Chief Executive Officer

                             HOLLYWOOD PARK, INC.
                           1050 SOUTH PRAIRIE AVENUE
                          INGLEWOOD, CALIFORNIA 90301

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON OCTOBER 30, 1996

TO THE STOCKHOLDERS OF HOLLYWOOD PARK, INC.:

  NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Hollywood Park, Inc., a Delaware corporation ("Hollywood Park"), will be held on Wednesday, October 30, 1996, at 9:00 a.m., local time, at The Four Seasons Hotel, 57 East 57th Street, New York, New York, 10022 (the "Annual Meeting"), to consider and vote upon:

  1. A proposal to approve the issuance of shares of Hollywood Park Common Stock pursuant to the terms of the Agreement and Plan of Merger dated as of April 23, 1996 (the "Merger Agreement"), among Hollywood Park, HP Acquisition, Inc., a wholly-owned subsidiary of Hollywood Park, and Boomtown, Inc. ("Boomtown"), pursuant to which Boomtown will merge with Sub and become a wholly-owned subsidiary of Hollywood Park (the "Merger") and each outstanding share of Boomtown Common Stock will be converted into the right to receive
0.625 of a share of Hollywood Park Common Stock.

  2. The election of seven directors to serve for the coming year.

  3. A proposal to approve the adoption of the Hollywood Park 1996 Stock Option Plan (the "Plan").

  4. Such other business as may properly come before the Annual Meeting (including any motion to adjourn to a later date to permit further solicitation of proxies if necessary) or before any adjournments thereof.

  The Merger, the director nominees and the proposed Plan amendment are all more fully described in the Joint Proxy Statement/Prospectus and the appendices thereto, including the Merger Agreement, accompanying this Notice. Only stockholders of record of Hollywood Park Common Stock at the close of business on September 10, 1996 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof. A list of such stockholders entitled to vote will be available for inspection at the Annual Meeting by any stockholder and, for 10 days prior to the Annual Meeting, at ChaseMellon Shareholder Services, LLC, 450 West 33rd Street, 15th Floor, N.Y., N.Y., 10001. Approval of the issuance of shares of Hollywood Park Common Stock pursuant to the Merger Agreement and approval of the Plan each requires the affirmative vote of the holders of a majority of the votes cast at the Annual Meeting.

  TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Donald M. Robbins
                                          Assistant Secretary

Los Angeles, California
September 20, 1996

                                BOOMTOWN, INC.
                                 P.O. BOX 399
                           VERDI, NEVADA 89439-0399

                              September 20, 1996

Dear Fellow Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Boomtown, Inc., a Delaware corporation ("Boomtown"), which will be held on Wednesday, November 13, 1996, at 10:00 a.m., local time, at Boomtown's principal executive offices located at the intersection of Interstate 80 and Boomtown Road, Verdi, Nevada 89439-0399.

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 23, 1996 (the "Merger Agreement"), among Boomtown, Hollywood Park, Inc., a Delaware corporation ("Hollywood Park"), and HP Acquisition, Inc., a wholly-owned subsidiary of Hollywood Park ("Sub"), pursuant to which Boomtown will merge with Sub and become a wholly-owned subsidiary of Hollywood Park (the "Merger"). On the effective date of the Merger, each outstanding share of Boomtown Common Stock will be converted into the right to receive 0.625 (the "Exchange Ratio") of a share of Hollywood Park Common Stock. If the Merger is completed, Boomtown stockholders will no longer hold any interest in Boomtown following the Merger other than through their interest in shares of Hollywood Park Common Stock.

  If the Merger is completed, four of the present members of the Board of Directors of Boomtown, including Timothy J. Parrott and Richard Goeglein, will serve on the Hollywood Park Board of Directors, which will be expanded to eleven members, as described further in the material accompanying this letter.

  BOOMTOWN'S BOARD OF DIRECTORS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

  In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Boomtown stockholders at the Special Meeting (as well as the actions to be taken by the Hollywood Park stockholders at their annual meeting), and a Proxy Card. The Joint Proxy Statement/Prospectus more fully describes the proposed Merger and includes information about Boomtown and Hollywood Park.

  All stockholders are cordially invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Special Meeting.

                                          Sincerely,

                                          Timothy J. Parrott
                                          Chairman of the Board of Directors
                                           and Chief Executive Officer

                                BOOMTOWN, INC.
                                 P.O. BOX 399
                           VERDI, NEVADA 89439-0399

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 13, 1996

TO THE STOCKHOLDERS OF BOOMTOWN, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Boomtown, Inc., a Delaware corporation ("Boomtown"), will be held on Wednesday, November 13, 1996, at 10:00 a.m., local time, at Boomtown's principal executive offices located at the intersection of Interstate 80 and Boomtown Road, Verdi, Nevada 89439-0399 (the "Special Meeting"), for the following purposes:

  1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 23, 1996 (the "Merger Agreement"), among Boomtown, Hollywood Park, Inc., a Delaware corporation ("Hollywood Park"), and HP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Hollywood Park ("Sub"), pursuant to which Boomtown will merge with Sub and become a wholly-owned subsidiary of Hollywood Park (the "Merger") and each outstanding share of Boomtown Common Stock will be converted into the right to receive 0.625 of a share of Hollywood Park Common Stock.

  2. To transact such other business as may properly come before the Special Meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any adjournments thereof.

  The Merger is more fully described in the Joint Proxy Statement/Prospectus and the appendices thereto, including the Merger Agreement, accompanying this Notice. Only stockholders of record of Boomtown Common Stock at the close of business on September 20, 1996 are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. Approval and adoption of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Boomtown Common Stock.

  TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Robert F. List
                                          Senior Vice President, Corporate
                                          Counsel and Secretary

Verdi, Nevada
September 20, 1996

                             HOLLYWOOD PARK, INC.
                                      AND
                                BOOMTOWN, INC.

                             JOINT PROXY STATEMENT

                                 ------------

                      PROSPECTUS OF HOLLYWOOD PARK, INC.

                                 ------------

  This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Hollywood Park, Inc., a Delaware corporation ("Hollywood Park"), in connection with the solicitation of proxies by the Hollywood Park Board of Directors for use at the Annual Meeting of Hollywood Park stockholders (the "Hollywood Park Meeting") to be held at 9:00 a.m., local time, on Wednesday, October 30, 1996, at The Four Seasons Hotel, 57 East 57th Street, New York,
New York, 10022, and at any adjournments or postponements thereof. At the Hollywood Park Meeting, holders of Hollywood Park Common Stock (as defined below) will be asked to consider and vote upon a proposal to approve the issuance of shares of Hollywood Park Common Stock pursuant to the terms of the Agreement and Plan of Merger dated as of April 23, 1996 (the "Merger Agreement"), among Hollywood Park, HP Acquisition, Inc., a wholly-owned subsidiary of Hollywood Park ("Sub"), and Boomtown, Inc., a Delaware corporation ("Boomtown"), which provides for Sub to be merged into Boomtown, with Boomtown being the surviving corporation and becoming a wholly-owned subsidiary of Hollywood Park (the "Merger"). At the Hollywood Park Meeting, holders of Hollywood Park Common Stock will also be asked to consider and vote upon the election of directors to serve for the coming year and to approve the adoption of the Hollywood Park 1996 Stock Option Plan.
                                                       (continued on next page)

  SEE "RISK FACTORS" ON PAGE 19 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY BOTH HOLLYWOOD PARK AND BOOMTOWN STOCKHOLDERS IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER.

 THE SHARES OF  HOLLYWOOD PARK COMMON STOCK  TO BE ISSUED  IN THE MERGER HAVE
  NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
   OR ANY STATE  SECURITIES COMMISSION NOR HAS THE  SECURITIES AND EXCHANGE
    COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  PASSED  UPON  THE
     ACCURACY  OR ADEQUACY OF THIS JOINT PROXY  STATEMENT/PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 NEITHER  THE  CALIFORNIA  ATTORNEY   GENERAL'S  OFFICE,  THE  NEVADA  GAMING
  COMMISSION, THE NEVADA STATE GAMING  CONTROL BOARD, THE MISSISSIPPI GAMING
    COMMISSION, THE LOUISIANA GAMING CONTROL BOARD NOR ANY OTHER REGULATORY
     AGENCY OF ANY  OTHER STATE HAS PASSED UPON  THE ACCURACY OR ADEQUACY
      OF THIS JOINT PROXY  STATEMENT/PROSPECTUS OR THE INVESTMENT MERITS
           OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

   The date of this Joint Proxy Statement/Prospectus is September 20, 1996.

(continued from previous page)

  This Joint Proxy Statement/Prospectus is also being furnished to the stockholders of Boomtown in connection with the solicitation of proxies by the Boomtown Board of Directors for use at the Special Meeting of Boomtown stockholders (the "Boomtown Meeting") to be held at 10:00 a.m., local time, on Wednesday, November 13, 1996 at Boomtown's executive corporate offices located at the intersection of Interstate 80 and Boomtown Road, Verdi, Nevada 89439-0399, and at any adjournments or postponements of the Boomtown Meeting. At the Boomtown Meeting, holders of shares of Common Stock of Boomtown, par value $.01 per share ("Boomtown Common Stock"), will be asked to consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement.

  This Joint Proxy Statement/Prospectus constitutes the prospectus of Hollywood Park for use in connection with the offer and issuance of shares of Common Stock of Hollywood Park, $.10 par value per share ("Hollywood Park Common Stock"), pursuant to the Merger. Upon the effectiveness of the Merger, each outstanding share of Boomtown Common Stock will be converted into the right to receive 0.625 (the "Exchange Ratio") of a share of Hollywood Park Common Stock. Based upon the number of shares of Hollywood Park Common Stock and Boomtown Common Stock outstanding at September 10, 1996, an aggregate of approximately 5,790,180 shares of Hollywood Park Common Stock would be issued in connection with the Merger (of which 446,491 shares are expected to be immediately purchased from Edward P. Roski, Jr., in connection with the Blue Diamond Swap described in "Business of Boomtown--Boomtown Las Vegas"), representing approximately 24.0% of the total number of shares of Hollywood Park Common Stock outstanding, after giving effect to such issuance. In addition, Hollywood Park will be assuming certain outstanding options, warrants and other rights to acquire Boomtown Common Stock.

  This Joint Proxy Statement/Prospectus and the accompanying Proxy Cards are first being mailed to stockholders of Hollywood Park and Boomtown on or about September 24, 1996.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   6
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   7
SUMMARY....................................................................   8
  The Companies............................................................   8
  Reasons for the Strategic Combination....................................   9
  Meetings of Stockholders.................................................  10
  Recommendations of the Boards of Directors...............................  11
  Opinions of Financial Advisors...........................................  11
  The Proposed Merger and Related Matters..................................  12
  Comparison of Stockholders' Rights.......................................  14
  Markets and Price Data...................................................  14
  Hollywood Park, Inc., Summary Financial Data.............................  16
  Boomtown, Inc., Summary Financial Data...................................  18
RISK FACTORS...............................................................  19
  Dependence on Expansion..................................................  19
  Need for Additional Financing; Possible Redemption of Boomtown Debt......  19
  Governmental Regulation..................................................  20
  Competition..............................................................  20
  Challenge of Integrating Operations and Managing Growth..................  21
  Quarterly and Annual Fluctuations in Operating Results...................  22
  Loss of Boomtown New Orleans Riverboat...................................  22
  Consummation of Blue Diamond Swap........................................  22
  Loss of Boomtown's Riverboat or Dockside Facility from Service...........  23
  Trading Markets and Volatility of Stock Price............................  23
  Fixed Exchange Ratio.....................................................  23
  Environmental Regulation; Potential Environment Issues...................  23
  Shares Eligible for Future Sale..........................................  24
THE HOLLYWOOD PARK MEETING.................................................  25
  General..................................................................  25
  Record Date and Outstanding Shares.......................................  25
  Voting of Proxies; Votes Required........................................  25
  Abstentions; Broker Non-Votes............................................  26
  Solicitation of Proxies and Expenses.....................................  26
THE BOOMTOWN MEETING.......................................................  27
  General..................................................................  27
  Record Date and Outstanding Shares.......................................  27
  Voting of Proxies; Vote Required.........................................  27
  Abstentions; Broker Non-Votes............................................  28
  Solicitation of Proxies and Expenses.....................................  28
THE MERGER.................................................................  29
  General..................................................................  29
  Background of the Merger.................................................  29
  Reasons for the Merger...................................................  32
  Board Recommendations....................................................  36
  Opinions of Financial Advisors...........................................  37
  Valuation of Boomtown....................................................  38
  Valuation of Hollywood Park..............................................  39
  Valuation of Combined Hollywood Park/Boomtown............................  41
  Interests of Certain Persons in the Merger...............................  48
  Accounting Treatment.....................................................  49
  Certain Federal Income Tax Matters.......................................  50
  Restrictions on Resale of Hollywood Park Common Stock by Affiliates......  51
  No Dissenters' Rights....................................................  51

                                                                          PAGE
                                                                          ----
  NASDAQ Designation of Hollywood Park Common Stock......................  51
  Surrender of Boomtown Common Stock Certificates........................  52
THE MERGER AGREEMENT AND RELATED AGREEMENTS..............................  53
  Conversion of Shares...................................................  53
  Options................................................................  53
  Issuance of Shares Under Certain Additional Boomtown Equity Rights.....  54
  Composition of the Hollywood Park Board of Directors and Executive
   Committee.............................................................  54
  Composition of the Boomtown Board of Directors.........................  55
  Effective Date of the Merger...........................................  55
  Representations and Covenants..........................................  55
  Conditions to Consummation of the Merger...............................  56
  Regulatory Approvals Required..........................................  57
  Limitation on Solicitation and Negotiations............................  58
  Waiver and Amendment...................................................  59
  Termination; Breakup Fees..............................................  59
  Confidentiality Agreement; Standstill Obligations......................  61
  Affiliate Agreements...................................................  62
  Stockholder Voting Agreements..........................................  62
BUSINESS OF HOLLYWOOD PARK...............................................  64
  Casino Operations......................................................  64
  Racing Operations......................................................  65
  Expansion Plans........................................................  66
  Competition............................................................  67
  Employees..............................................................  67
BUSINESS OF BOOMTOWN.....................................................  68
  Background.............................................................  68
  The Boomtown Concept and Marketing Strategy............................  69
  Boomtown Reno..........................................................  70
  Boomtown Biloxi........................................................  71
  Boomtown New Orleans...................................................  73
  Boomtown Las Vegas.....................................................  75
  Additional Expansion Opportunities; Potential Indiana Project..........  76
  Employees..............................................................  77
  Properties.............................................................  77
  Legal Matters..........................................................  78
GOVERNMENT REGULATION AND LICENSING......................................  79
  California.............................................................  79
  Nevada.................................................................  80
  Mississippi............................................................  84
  Louisiana..............................................................  88
  Arizona................................................................  90
  Kansas.................................................................  90
SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF
 BOOMTOWN................................................................  91
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA.........................  93
COMPARATIVE PER SHARE DATA...............................................  97
COMBINED COMPANY LIQUIDITY AND CAPITAL RESOURCES.........................  99
HOLLYWOOD PARK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS..................................... 100
  Results of Operations.................................................. 100
  Liquidity and Capital Resources........................................ 104

                                                                            PAGE
                                                                            ----
BOOMTOWN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................   108
  General.................................................................   108
  Results of Operations...................................................   109
  Liquidity and Capital Resources.........................................   114
UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS..   116
COMPARISON OF RIGHTS OF STOCKHOLDERS OF HOLLYWOOD PARK AND BOOMTOWN.......   126
  Stockholder Meetings....................................................   126
  Stockholder Action by Written Consent...................................   126
  Director Elections and Nominations......................................   126
  Required Quorum for Stockholder Meetings................................   127
  Stockholder Proposals...................................................   127
  Indemnification; Liability for Breach of Fiduciary Duty.................   127
  Preferred Stock.........................................................   127
  Gaming Approval; Redemption of Shares...................................   128
ELECTION OF HOLLYWOOD PARK DIRECTORS......................................   129
  General.................................................................   129
  Information Regarding the Directors and Nominees for the Board of
   Directors of Hollywood Park............................................   129
  Information Regarding Anticipated Boomtown Designees to the Hollywood
   Park Board of Directors................................................   130
ADOPTION OF HOLLYWOOD PARK 1996 STOCK OPTION PLAN.........................   132
  Background..............................................................   132
  Proposal................................................................   132
  Required Vote; Recommendation of the Board of Directors.................   132
  Summary of the 1996 Plan................................................   132
  Federal Income Tax Considerations.......................................   134
ADDITIONAL INFORMATION PROVIDED IN CONNECTION WITH HOLLYWOOD PARK'S ANNUAL
 MEETING..................................................................   136
  Board Committees........................................................   136
  Compensation Committee Interlocks and Insider Participation.............   137
  Executive Officers......................................................   137
  Executive Compensation..................................................   138
  Compensation Committee Report on Executive Compensation.................   140
  Performance Graph.......................................................   142
  Certain Relationships and Related Transactions..........................   142
  Security Ownership of Certain Hollywood Park Beneficial Owners and
   Management.............................................................   143
STOCKHOLDER PROPOSALS.....................................................   145
ADJOURNMENT OF MEETINGS...................................................   145
  Adjournment of Hollywood Park Meeting...................................   145
  Adjournment of Boomtown Meeting.........................................   145
EXPERTS...................................................................   146
LEGAL MATTERS.............................................................   146
INDEX TO FINANCIAL STATEMENTS.............................................   F-1
HOLLYWOOD PARK CONSOLIDATED FINANCIAL STATEMENTS..........................   F-2
BOOMTOWN CONSOLIDATED FINANCIAL STATEMENTS................................  F-35
APPENDIX A--AGREEMENT AND PLAN OF MERGER..................................   A-1
APPENDIX B--OPINION OF OPPENHEIMER & CO., INC.............................   B-1
APPENDIX C--OPINION OF SUTRO & CO. INCORPORATED...........................   C-1
APPENDIX D--HOLLYWOOD PARK 1996 STOCK OPTION PLAN.........................   D-1

  NO PERSON HAS BEEN AUTHORIZED BY HOLLYWOOD PARK OR BOOMTOWN TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY HOLLYWOOD PARK OR BOOMTOWN. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

  NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

  Hollywood Park and Boomtown are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy statements, information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements, information statements and other information may be found on the Commission's site address, http://www.sec.gov. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy or information statements and other information concerning Hollywood Park and Boomtown can also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1935 K Street, N.W., Washington, D.C. 20006.

  Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Boomtown to approve and adopt the Merger Agreement constitutes an offering of the Hollywood Park Common Stock to be issued in connection with the Merger. Accordingly, Hollywood Park has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering (the "Registration Statement"). This Joint Proxy Statement/Prospectus constitutes the prospectus of Hollywood Park that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Joint Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

  Statements made in this Joint Proxy Statement/Prospectus concerning the contents of any contract or other documents are not necessarily complete. With respect to each contract or other document filed as an exhibit to the Registration Statement, reference is hereby made to that exhibit for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

  ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO HOLLYWOOD PARK AND ITS AFFILIATES HAS BEEN SUPPLIED BY HOLLYWOOD PARK, AND ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATING TO BOOMTOWN AND ITS AFFILIATES HAS BEEN SUPPLIED BY BOOMTOWN.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). REQUESTS FOR HOLLYWOOD PARK DOCUMENTS SHOULD BE DIRECTED TO HOLLYWOOD PARK, INC., INVESTOR RELATIONS, 1050 SOUTH PRAIRIE AVENUE, INGLEWOOD, CALIFORNIA 90301 (TELEPHONE (310) 419-1610). REQUESTS FOR BOOMTOWN DOCUMENTS SHOULD BE DIRECTED TO BOOMTOWN, INC., INVESTOR RELATIONS, P.O. BOX 399, VERDI, NEVADA 89439-0399 (TELEPHONE (702) 345-8680). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE STOCKHOLDERS' MEETINGS TO WHICH THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY OCTOBER 9, 1996.

  Hollywood Park incorporates herein by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, its Current Report on Form 8-K filed November 30, 1995, as amended by the Amendment to Current Report on Form 8-K/A filed January 25, 1996, (each of which was dated November 17, 1995), and the description of the Hollywood Park Common Stock set forth in Hollywood Park's Registration Statement on Form 8-A filed with the Commission on June 29, 1994.

  Boomtown incorporates herein by reference Boomtown's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, Boomtown's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996, and the description of the Boomtown Common Stock set forth in Boomtown's Registration Statement on Form 8-A filed with the Commission on September 17, 1992, as amended by the Registration Statement on Form 8A/A filed with the Commission on October 9, 1992.

  All reports and definitive proxy or information statements filed by Hollywood Park and Boomtown pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of their respective meetings of stockholders shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. The summary does not contain a complete description of the Merger Agreement, a copy of which is attached hereto as Appendix A, or the Merger. The summary is qualified in its entirety by reference to the full text of this Joint Proxy Statement/Prospectus, the attached Appendices (which are hereby incorporated herein by reference) and the other documents incorporated by reference herein. The Hollywood Park stockholders and the Boomtown stockholders are urged to read carefully this Joint Proxy Statement/Prospectus and the attached Appendices in their entirety.

 THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN STATEMENTS WITH RESPECT TO, AMONG OTHER THINGS, THE FINANCIAL CONDITION, RESULTS OF OPERATIONS, BUSINESS AND PROSPECTS OF HOLLYWOOD PARK AND BOOMTOWN FOLLOWING CONSUMMATION OF THE MERGER THAT ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING STATEMENTS RELATING TO EXPANSION OPPORTUNITIES, STRATEGIC SYNERGIES, COST SAVINGS RELATING TO THE MERGER AND CAPITAL REQUIREMENTS, AND SUCH STATEMENTS ARE INTENDED TO BE COVERED BY THE SAFE HARBOR CREATED THEREBY (SEE "--THE COMPANIES," "--REASONS FOR THE STRATEGIC COMBINATION," "--RECOMMENDATIONS OF THE BOARDS OF DIRECTORS," "--OPINIONS OF FINANCIAL ADVISORS," "--HOLLYWOOD PARK, INC. SUMMARY FINANCIAL DATA," "THE MERGER--REASONS FOR THE MERGER," "THE MERGER--BOARD RECOMMENDATIONS," "THE MERGER--OPINIONS OF THE FINANCIAL ADVISORS," "BUSINESS OF HOLLYWOOD PARK," "BUSINESS OF BOOMTOWN," "SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA," "COMPARATIVE PER SHARE DATA," "COMBINED COMPANY LIQUIDITY AND CAPITAL RESOURCES," "HOLLYWOOD PARK MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BOOMTOWN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS"). THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL PERFORMANCE OF THE COMBINED COMPANY TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FAILURE TO COMPLETE THE EXPANSION PROJECTS ANTICIPATED OR, IF COMPLETED, THEIR FAILURE TO BE SUCCESSFUL, THE FAILURE TO OBTAIN ADEQUATE FINANCING TO MEET THE COMBINED COMPANY'S STRATEGIC GOALS, DIFFICULTIES IN INTEGRATING THE TWO COMPANIES AND THE OTHER FACTORS SET FORTH UNDER "RISK FACTORS."

THE COMPANIES

  Hollywood Park. Hollywood Park is a gaming, sports and entertainment company engaged in the ownership and operation of card club casinos and thoroughbred and greyhound racing facilities, and the development of other gaming, sports and entertainment opportunities. Hollywood Park owns and operates the Hollywood Park-Casino card club (the "Hollywood Park-Casino"), a California card club which offers a variety of card games, including Poker, Pai Gow, and California Blackjack. Hollywood Park, along with other investors, is constructing a second California card club, the Crystal Park Hotel & Casino ("Crystal Park"), located near Los Angeles in Compton, California, which is anticipated to open in late 1996 and will be operated under a lease arrangement by an unaffiliated operator. Hollywood Park also owns and operates the Hollywood Park Race Track, a premier thoroughbred racing facility located on the same premises as the Hollywood Park-Casino in the Los Angeles, California metropolitan area, and the Turf Paradise Race Track ("Turf Paradise"), a thoroughbred racing facility located in Phoenix, Arizona, and operates the Woodlands Race Track (the "Woodlands"), a greyhound and thoroughbred racing facility located in Kansas City, Kansas.

  Hollywood Park's strategic plan is to diversify its gaming, sports and entertainment businesses through the development, acquisition, ownership and/or operation of casinos, race tracks and other gaming, sports and entertainment attractions. Hollywood Park intends to identify and pursue opportunities in the gaming business by taking advantage of its financial resources, experience and contacts in the gaming and horse racing businesses, and by building a strong gaming oriented management team. Hollywood Park is evaluating potential acquisitions of additional card club properties in California, and of gaming properties in other jurisdictions that Hollywood Park believes have a favorable gaming environment. Hollywood Park is exploring ways in which it can more fully utilize its 378-acre Hollywood Park Race Track property and its 275-acre Turf Paradise Race Track property. See "Business of Hollywood Park."

  Boomtown. Boomtown owns and operates land based, dockside and riverboat gaming operations in Verdi, Nevada ("Boomtown Reno"), Biloxi, Mississippi ("Boomtown Biloxi"), Harvey, Louisiana ("Boomtown New Orleans" or "Boomtown Belle") and Las Vegas, Nevada ("Boomtown Las Vegas" or "Blue Diamond"). Boomtown's properties offer gaming and other entertainment amenities to primarily middle income, value oriented customers. Boomtown believes it distinguishes itself from other casinos by its emphasis on the "old west" theme and its casual, friendly atmosphere. At all of the Boomtown properties, Boomtown reinforces this theme throughout the customers' visit with the use of western memorabilia in its interior decor, country/western music and the western dress of its employees. Boomtown believes its western theme and relaxed environment provide for customer loyalty and a high rate of repeat business.

  Boomtown's strategic plan is to continue to expand its existing projects at Boomtown Reno, Boomtown Biloxi and Boomtown New Orleans and to enter into additional markets by replicating its "old west" theme. At its current sites, Boomtown's goal is to expand its operations by adding more hotel rooms, restaurants, meeting and retail space and other amenities. Boomtown seeks generally at its locations to expand the non-gaming entertainment and amenities offered at the casino site in order to attract entire families to the Boomtown casinos while also providing incentive for gaming customers to increase the frequency and duration of their visits.

  Boomtown believes that the Boomtown concept provides a strong basis for expanding into other gaming jurisdictions. Boomtown actively seeks to expand into jurisdictions that have legalized gambling or are anticipated to legalize casino gaming. In this regard, Boomtown is currently seeking a riverboat gaming license for a gaming operation on the Ohio River in Indiana as part of a joint venture with Hilton Gaming (Switzerland County) Corporation. See "Business of Boomtown."

  The following table provides certain information relating to the gaming and hotel room data at Boomtown's existing properties as of August 31, 1996:

                          BOOMTOWN  BOOMTOWN   BOOMTOWN   BOOMTOWN
                            RENO   NEW ORLEANS  BILOXI  LAS VEGAS(1) TOTAL(1)(2)
                          -------- ----------- -------- ------------ -----------
Casino Square Footage....  40,000    30,000     33,000     30,000      133,000
Slot Machines............   1,433       865        985      1,100        4,383
Table Games..............      43        51         47         28          169
Hotel Rooms..............     122         0          0        300          422

- --------
(1) On August 12, 1996, Boomtown entered into an agreement with the lessor of the Blue Diamond resort and certain other parties pursuant to which, upon consummation of the Merger, Boomtown will terminate its ongoing interest in the Blue Diamond resort. See "--The Proposed Merger and Related Matters-- Blue Diamond Swap and Purchase of Roski Stock" and "Business of Boomtown-- Boomtown Las Vegas."
(2) Includes data for Boomtown Las Vegas.

REASONS FOR THE STRATEGIC COMBINATION

  Hollywood Park and Boomtown believe that the strategic combination of the two companies will result in significant benefits to the combined company. Hollywood Park has substantially greater access to capital at relatively lower cost than does Boomtown due to the substantial fair market value of Hollywood Park's unencumbered real estate, its cash on hand and short term investments of approximately $34.9 million at June 30, 1996 and its strong cash flow. The strategic combination with Boomtown will be a major step in Hollywood Park's efforts to diversify its business by adding other gaming, sports and entertainment businesses to its existing card club and racing businesses. By contrast, Boomtown has significant expansion opportunities at its existing Boomtown Reno, Boomtown Biloxi and Boomtown New Orleans properties and believes that it has a theme and franchise that will be successful in other gaming jurisdictions. However, Boomtown has been limited in implementing its strategic plan due to the lack of available capital. The companies believe that the strategic combination will match Hollywood Park's access to capital with Boomtown's expansion opportunities and create a diversified, multi-jurisdictional gaming, sports and entertainment company. The combined company will have casinos and card clubs in California, Nevada, Louisiana, and Mississippi, and race tracks in California, Arizona and Kansas. In addition, Hollywood Park and Boomtown believe that the combined company will have substantially greater financial resources and a stronger balance sheet than Boomtown on a stand-alone basis and greater opportunities for diversification and expansion than Hollywood Park on a stand-alone basis. See "The Merger--Reasons for the Merger."

  After the Merger is consummated, the combined company intends to explore the following expansion opportunities, among others: the addition of at least 200 hotel rooms to Boomtown's Reno facility; the addition of on-shore dining facilities at the Boomtown New Orleans facility; subject to the acquisition of additional land and the completion of construction plans, the addition of hotel rooms and/or the expansion of the undeveloped portion of the barge at Boomtown Biloxi; and construction of other card club properties. Other possible expansion opportunities include: the construction of a second casino on the Boomtown Reno property and the exploitation of new markets, such as the development of a riverboat gaming operation in Switzerland County, Indiana, if Boomtown's proposed joint venture project with Hilton Gaming Corporation receives gaming approval. The Merger Agreement requires that Hollywood Park have financing of at least $60 million to finance gaming expansion opportunities such as those described above. For a discussion of certain risks associated with such expansion opportunities, see "Risk Factors."

MEETINGS OF STOCKHOLDERS

 Date, Time and Place

  Hollywood Park. The Annual Meeting of Hollywood Park's stockholders (the "Hollywood Park Meeting") will be held on Wednesday, October 30, 1996 at 9:00 a.m., local time, at The Four Seasons Hotel, 57 East 57th Street, New York, New York, 10022.

  Boomtown. The Special Meeting of Boomtown's stockholders (the "Boomtown Meeting") will be held on Wednesday, November 13, 1996 at 10:00 a.m., local time, at Boomtown's principal executive offices located at the intersection of Interstate 80 and Boomtown Road, Verdi, Nevada 89439-0399.

 Purposes of the Meetings

  Hollywood Park Meeting. At the Hollywood Park Meeting, stockholders of record of Hollywood Park as of the close of business on the Hollywood Park Record Date (as defined below) will be asked to consider and vote upon a proposal (the "Hollywood Park Share Issuance Proposal") to approve the issuance of shares of Hollywood Park Common Stock pursuant to and as contemplated by the Merger Agreement; the election of seven directors to serve for the coming year; and a proposal to approve the adoption of the Hollywood Park 1996 Stock Option Plan.

  Boomtown Meeting. At the Boomtown Meeting, stockholders of record of Boomtown as of the close of business on the Boomtown Record Date (as defined below) will be asked to consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement.

 Record Dates, Outstanding Shares, Quorum and Votes Required

  Hollywood Park. Holders of record of Hollywood Park Common Stock at the close of business on September 10, 1996 (the "Hollywood Park Record Date") are entitled to notice of and to vote at the Hollywood Park Meeting. At the close of business on the Hollywood Park Record Date, there were 18,299,142 shares of Hollywood Park Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon. The required quorum for the transaction of business at the Hollywood Park Meeting is one-third of the shares of Hollywood Park Common Stock issued and outstanding on the Hollywood Park Record Date. The proposal to issue the shares of Hollywood Park Common Stock in connection with the Merger and the proposal to approve the adoption of Hollywood Park's 1996 Stock Option Plan must each be approved by a majority of the votes cast at the Hollywood Park Meeting. As of the Hollywood Park Record Date, the directors, executive officers and other affiliates of Hollywood Park owned an aggregate of 4,629,523 shares of Hollywood Park

Common Stock (approximately 25.3% of the shares entitled to vote at the Hollywood Park Meeting). For purposes of determining whether the Hollywood Park Share Issuance Proposal and the proposal to approve the adoption of the Hollywood Park 1996 Stock Option Plan have been approved, abstentions will be treated as votes against the proposal, and broker non-votes will not be counted. R.D. Hubbard, Hollywood Park's Chairman of the Board and Chief Executive Officer, has agreed to vote all of his shares of Hollywood Park Common Stock in favor of the Hollywood Park Share Issuance Proposal. See "The Merger Agreement and Related Agreements--Stockholder Voting Agreements."

  Boomtown. Holders of record of Boomtown Common Stock at the close of business on September 20, 1996 (the "Boomtown Record Date") are entitled to notice of and to vote at the Boomtown Meeting. At the close of business on the Boomtown Record Date, there were 9,264,291 shares of Boomtown Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon. The required quorum for the transaction of business at the Boomtown Meeting is a majority of the shares of Boomtown Common Stock issued and outstanding on the Boomtown Record Date. The Merger and the Merger Agreement must be approved by the affirmative vote of a majority of the outstanding shares of Boomtown Common Stock entitled to vote at the Boomtown Meeting. As of the Boomtown Record Date, the directors, executive officers and other Boomtown affiliates held an aggregate of 1,065,488 shares of Boomtown Common Stock (approximately 11.5% of the shares entitled to vote at the Boomtown Meeting). Abstentions and broker non-votes will have the same effect as votes against the Merger Agreement and Merger. Timothy J. Parrott, Boomtown's Chairman of the Board and Chief Executive Officer, has agreed to vote all of his shares of Boomtown Common Stock in favor of the Merger. See "The Merger Agreement and Related Agreements--Stockholder Voting Agreements."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

  Hollywood Park. The Board of Directors of Hollywood Park (the "Hollywood Park Board") has unanimously approved the Merger Agreement and the Merger and has determined that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, Hollywood Park and its stockholders and therefore unanimously recommends approval of the Hollywood Park Share Issuance Proposal. In conjunction with its annual meeting, the Hollywood Park Board also recommends a vote in favor of election of each of the Director nominees set forth herein and for approval of the adoption of the Hollywood Park 1996 Stock Option Plan. See "The Merger--Reasons for the Merger" and "--Board Recommendations."

  Boomtown. The Board of Directors of Boomtown (the "Boomtown Board"), with one director (Edward P. Roski, Jr.) dissenting, has approved the Merger Agreement and the Merger and has determined that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, Boomtown and its stockholders and therefore recommends approval and adoption of the Merger and the Merger Agreement. See "The Merger--Reasons for the Merger" and "--Board Recommendations."

OPINIONS OF FINANCIAL ADVISORS

  Hollywood Park. Oppenheimer & Co., Inc. ("Oppenheimer") has delivered its opinion to the Hollywood Park Board stating that the consideration to be received in the Merger by the Boomtown stockholders is fair to Hollywood Park's stockholders from a financial point of view. The full text of the opinion of Oppenheimer, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Oppenheimer, is attached as Appendix B to this Joint Proxy Statement/Prospectus. Hollywood Park stockholders are urged to read the opinion in its entirety. See "The Merger--Opinions of Financial Advisors--Opinion of Oppenheimer."

  Boomtown. Sutro & Co. Incorporated ("Sutro") has delivered its opinion to the Boomtown Board stating that the Exchange Ratio is fair to the Boomtown stockholders from a financial point of view. The full text of the opinion of Sutro, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this Joint Proxy Statement/Prospectus. Boomtown stockholders are urged to read the opinion in its entirety. See "The Merger-- Opinions of Financial Advisors--Opinion of Sutro."

THE PROPOSED MERGER AND RELATED MATTERS

 General

  Pursuant to the Merger Agreement, Sub will be merged into Boomtown, with Boomtown being the surviving corporation and becoming a wholly-owned subsidiary of Hollywood Park. Upon consummation of the Merger, each then outstanding share of Boomtown Common Stock will be converted into the right to receive 0.625 of a share of Hollywood Park Common Stock, each outstanding option to purchase Boomtown Common Stock (a "Boomtown Option") will be assumed by Hollywood Park and become exercisable for shares of Hollywood Park Common Stock, and outstanding warrants and certain other rights to acquire Boomtown Common Stock would become exercisable for shares of Hollywood Park Common Stock. The Boomtown Common Stock will no longer be listed for trading on NASDAQ (as defined below) following consummation of the Merger. See "The Merger Agreement and Related Agreements--Conversion of Shares," "--Options" and "--Issuance of Shares Under Certain Additional Boomtown Equity Rights."

  Each outstanding share of Hollywood Park Common Stock will remain outstanding and unchanged following the Merger. Based upon the number of shares of Hollywood Park Common Stock and Boomtown Common Stock outstanding at September 10, 1996, an aggregate of approximately 5,790,180 shares of Hollywood Park Common Stock would be issued to Boomtown stockholders in connection with the Merger (without giving effect to the purchase of stock from Edward P. Roski, Jr., described below), representing approximately 24.0% of the post-Merger shares of Hollywood Park Common Stock outstanding.

 Blue Diamond Swap and Purchase of Roski Stock

  On August 12, 1996, Boomtown, Hollywood Park and Mr. Roski and certain of their respective affiliates entered into the Blue Diamond Swap Agreement (the "Swap Agreement") pursuant to which, immediately following consummation of the Merger, Boomtown and its subsidiaries will exchange their entire interest in the Boomtown Las Vegas resort (including loans of approximately $27.3 million to the landowner/lessor, IVAC, a California general partnership of which Mr. Roski is a general partner ("IVAC")) for two promissory notes aggregating approximately $8.5 million in principal amount and the assumption by IVAC of certain liabilities (the "Blue Diamond Swap"). As a result of the Blue Diamond Swap, Boomtown will recognize an after-tax loss of $35.7 million and IVAC will be relieved of its obligation to repay Boomtown the aforementioned loans of $27.3 million. The consummation of the Blue Diamond Swap is subject to numerous conditions, including receipt of necessary gaming approvals. In addition, Boomtown intends to seek the consent of the holders of a majority of the outstanding principal amount of the First Mortgage Notes (as defined below). On the same date, Hollywood Park and Mr. Roski agreed that, concurrently with the consummation of the Blue Diamond Swap, Hollywood Park will purchase 714,386 shares of Boomtown Common Stock held by Roski (subsequent to its conversion into Hollywood Park Common Stock) for a purchase price of approximately $3.5 million paid in the form of a Hollywood Park promissory note. See "Risk Factors--Consummation of Blue Diamond Swap" and "Business of Boomtown--Boomtown Las Vegas." The opinions of Oppenheimer and Sutro described under "The Merger-- Opinions of Financial Advisors" did not include opinions relating to the Blue Diamond Swap.

 Composition of the Hollywood Park Board and Executive Committee

  After the Merger, Hollywood Park's Board of Directors will consist of eleven directors, four of whom will initially be selected by Boomtown from the Boomtown Board of Directors and seven of whom will initially be selected by Hollywood Park from the Hollywood Park Board of Directors. The Executive Committee of Hollywood Park's Board of Directors will consist of five or six members, two of whom will be selected by the Boomtown designees on the Hollywood Park Board. See "The Merger Agreement and Related Agreements-- Composition of the Hollywood Park Board of Directors and Executive Committee."

 Conditions to the Merger

  Consummation of the Merger is subject to a number of conditions which, if not satisfied or waived could cause the Merger not to be consummated and the Merger Agreement to be terminated. Each party's obligation to consummate the Merger is conditioned upon, among other things, the receipt of all necessary stockholder, third-party and governmental approvals or consents to the consummation of the Merger (including all necessary approvals of gaming authorities and the consent of the holders of a majority in principal amount of Boomtown's outstanding 11.5% First Mortgage Notes due 2003 (the "First Mortgage Notes")). See "The Merger Agreement and Related Agreements--Conditions to Consummation of the Merger" and "--Regulatory Approvals Required."

 Regulatory Matters

  Consummation of the Merger is subject to the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and to the consent or approval of a number of governmental authorities which administer gaming laws applicable to the parties' respective operations in California, Nevada, Mississippi and Louisiana.

 Limitation on Negotiations; Breakup Fees and Expenses

  The Merger Agreement provides that, subject to certain exceptions, neither Boomtown nor Hollywood Park, nor their respective officers, directors or representatives, will solicit, encourage or engage in negotiations regarding any "Acquisition Proposal" as such term is defined in the Merger Agreement. Each party has agreed to pay the other a breakup fee of $3.5 million, plus up to $1.5 million in costs and expenses, if the Merger Agreement is terminated under certain circumstances. See "The Merger Agreement and Related Agreements-- Limitation on Solicitation and Negotiations" and "--Termination; Breakup Fees-- Expenses and Breakup Fees."

 Termination

  The Merger Agreement may be terminated at any time prior to the effective date of the Merger (the "Effective Date") in certain circumstances including, but not limited to, failure to receive necessary stockholder approvals and gaming and other regulatory approvals, mutual consent of both parties, failure to consummate the Merger on or before December 31, 1996 (provided that if the Merger is not consummated by such date due to failure to receive all required regulatory approvals by such date, then such date shall be extended to June 30,
1997), breach of the Merger Agreement or acceptance by either party of a "Superior Proposal" as defined in the Merger Agreement. See "The Merger Agreement and Related Agreements--Termination; Breakup Fees--Termination."

 Certain Federal Income Tax Consequences

  The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes, so that no gain or loss would generally be recognized by the stockholders of Boomtown on the exchange of their shares of Boomtown Common Stock for shares of Hollywood Park Common Stock, except to the extent of cash received in lieu of a fractional share of Hollywood Park Common Stock. Boomtown stockholders are urged to consult their own tax advisors as to the specific tax consequences of the Merger. Neither Boomtown, Hollywood Park, Sub, nor the stockholders of Hollywood Park would recognize gain or loss solely as a result of the Merger. See "The Merger--Certain Federal Income Tax Matters."

 Accounting Treatment

  The Merger will be accounted for under the purchase method of accounting for a business combination, for financial accounting purposes. See "The Merger-- Accounting Treatment."

 Resales of Hollywood Park Common Stock

  The shares of Hollywood Park Common Stock issuable to stockholders of Boomtown upon consummation of the Merger have been registered under the Securities Act and may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Boomtown or Hollywood Park, as that term is defined in the rules under the Securities Act. This Joint Proxy Statement/Prospectus does not cover any resales of Hollywood Park Common Stock received in the Merger by persons who are deemed to be "affiliates" of Boomtown or Hollywood Park. See "The Merger--Restrictions on Resale of Hollywood Park Common Stock by Affiliates" and "The Merger Agreement and Related Agreements--Affiliate Agreements."

 No Dissenters' Rights

  Under the Delaware General Corporation Law ("DGCL"), neither the Boomtown stockholders nor the Hollywood Park stockholders are entitled to appraisal rights in connection with the Merger. See "The Merger--No Dissenters' Rights."

 Risk Factors

  Hollywood Park and Boomtown stockholders are urged to read the section of this Joint Proxy Statement/Prospectus relating to the various risk factors associated with Hollywood Park's and Boomtown's respective businesses. See "Risk Factors."

COMPARISON OF STOCKHOLDERS' RIGHTS

  Under the Hollywood Park charter documents, the rights and restrictions related to the Hollywood Park Common Stock to be received in the Merger will have certain differences from those of the Boomtown Common Stock, including a requirement to give advance notice of any stockholder proposals or director nominations and a right of Hollywood Park to redeem shares of any stockholder who fails to obtain a required qualification from gaming authorities. See "Comparison of Rights of Stockholders of Hollywood Park and Boomtown."

MARKETS AND PRICE DATA

  Hollywood Park. Hollywood Park Common Stock is traded on the Nasdaq National Market ("NASDAQ") under the symbol "HPRK." The following table sets forth the range of high and low closing sale prices reported on NASDAQ for the Hollywood Park Common Stock for the periods indicated:

                                                                 HIGH     LOW
                                                                ------- -------
FISCAL YEAR ENDED DECEMBER 31, 1994
 First Quarter................................................. $30 3/4 $18 1/2
 Second Quarter................................................  26 1/2  15 5/8
 Third Quarter.................................................  24 1/4  13 3/4
 Fourth Quarter................................................  14 3/4   9 1/4
FISCAL YEAR ENDED DECEMBER 31, 1995
 First Quarter................................................. $13 1/4 $10 3/8
 Second Quarter................................................  14 1/4  11 1/2
 Third Quarter.................................................  14 3/4  11 1/2
 Fourth Quarter................................................  11 3/4   9 1/4
FISCAL YEAR ENDING DECEMBER 31, 1996
 First Quarter................................................. $10 3/4 $ 8 3/4
 Second Quarter................................................   11      9 1/4
 Third Quarter (through September 17, 1996)....................   9 1/2    8

  Boomtown. Boomtown Common Stock is traded on NASDAQ under the symbol "BMTN." The following table sets forth the range of high and low closing sale prices reported on NASDAQ for the Boomtown Common Stock for the periods indicated:

                                                                 HIGH     LOW
                                                                ------- -------
FISCAL YEAR ENDED SEPTEMBER 30, 1994
 First Quarter................................................. $23 3/4 $14 1/2
 Second Quarter................................................  21 1/4  14 1/4
 Third Quarter.................................................  19 1/2  13
 Fourth Quarter................................................  20 1/4  12 1/2
FISCAL YEAR ENDED SEPTEMBER 30, 1995
 First Quarter................................................. $16 3/4 $12 1/4
 Second Quarter................................................  16 1/2  10 5/8
 Third Quarter.................................................  13 3/4  10 1/2
 Fourth Quarter................................................  12 3/8   9
FISCAL YEAR ENDING SEPTEMBER 30, 1996
 First Quarter................................................. $ 9 5/8 $ 5 1/4
 Second Quarter................................................   7 1/8   4 7/8
 Third Quarter ................................................   6 5/16  4 5/8
 Fourth Quarter (through September 17, 1996)...................   5 1/4   4 1/4

  The following table sets forth the average closing sale prices per share of Hollywood Park Common Stock and Boomtown Common Stock on NASDAQ over the sixty and ninety trading day periods ending on March 19, 1996, the last trading day before the announcement of the proposed Merger, and the average equivalent per share price of Boomtown Common Stock over each such period. The table also sets forth the closing sale prices per share of Hollywood Park Common Stock and Boomtown Common Stock on NASDAQ on March 19, 1996, and on September 17, 1996, the latest practicable trading day before the printing of this Joint Proxy Statement/Prospectus for which information was obtainable, and the equivalent per share price for Boomtown Common Stock on such dates. The "equivalent per share price" for Boomtown Common Stock as of any date equals the closing sale price per share of Hollywood Park Common Stock on such date multiplied by the Exchange Ratio of 0.625. See "The Merger--General."

                                   HOLLYWOOD PARK   BOOMTOWN     EQUIVALENT
                                    COMMON STOCK  COMMON STOCK PER SHARE PRICE
                                   -------------- ------------ ---------------
60 Trading Day Average Through
 March 19, 1996...................     $9.95         $6.13          $6.22
90 Trading Day Average Through
 March 19, 1996...................     $9.89         $6.17          $6.18
March 19, 1996....................     $9.75         $6.75          $6.09
September 17, 1996................     $8.50         $4.75          $5.31

  Boomtown stockholders are advised to obtain current market quotations for Hollywood Park Common Stock and Boomtown Common Stock. No assurance can be given as to the market prices of Hollywood Park Common Stock or Boomtown Common Stock at any time before (or, as to Hollywood Park, after) the Effective Date. The Exchange Ratio is fixed and therefore will not increase or decrease to compensate or penalize Boomtown's or Hollywood Park's stockholders for fluctuations in the market price of Hollywood Park Common Stock or Boomtown Common Stock before the Merger becomes effective.

  Hollywood Park did not pay any cash dividends on its common stock in 1994 or 1995, and Boomtown has never paid cash dividends on the Boomtown Common Stock. The Hollywood Park Board currently intends to retain all earnings for use in the expansion of the business of the combined companies and has no present intention to pay cash dividends on the Hollywood Park Common Stock. Hollywood Park may not pay dividends on the Hollywood Park Common Stock unless full cumulative dividends have been paid on Hollywood Park's $70.00 Convertible Preferred Stock. Boomtown is prohibited from paying dividends on the Boomtown Common Stock under the Indenture (the "Indenture") relating to the First Mortgage Notes.

                              HOLLYWOOD PARK, INC.

                             SUMMARY FINANCIAL DATA

                                                 YEARS ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------------------
                              1991     1992      1993         1994            1995          1995              1995
                            --------  -------  --------     --------        --------     -----------       -----------
                                                                                          PRO FORMA         PRO FORMA
                                                                                          EXCLUDING         INCLUDING
                                                                                          BOOMTOWN          BOOMTOWN
                                                                                             LAS               LAS
                                            HISTORICAL                                   VEGAS(A)(B)       VEGAS(A)(C)
                            --------------------------------------------------------     -----------       -----------
                                                                                               (UNAUDITED)
                                                                                         -----------------------------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
 Revenues.................  $ 74,057  $80,944  $ 78,985     $117,324        $130,572      $318,738          $365,420
 Expenses.................    67,023   69,398    70,050 (d)  108,923 (d)(e)  127,119 (f)   297,676 (f)(g)    350,321 (f)(g)
 Operating income.........     7,034   11,546     8,935        8,401           3,453        21,062            15,099
 Interest expense.........     4,973    4,883     1,517        3,061           3,922        19,284            17,168
 Extraordinary item--
  Utilization of tax
  benefit from net
  operating loss
  carryforwards...........        73    1,894         0            0               0             0                 0
 Net income (loss)........  $  1,879  $ 5,422  $  6,393     $  3,772        $ (1,162)     $   (456)         $ (3,135)
 Per common share:
 Income (loss) before
  extraordinary item:
  Primary.................  $   0.14  $  0.27  $   0.30     $   0.10        $  (0.17)     $  (0.10)         $  (0.21)
  Fully diluted...........  $   0.14  $  0.27  $   0.30     $   0.10        $  (0.17)     $  (0.10)         $  (0.21)
 Net income (loss):
  Primary.................  $   0.14  $  0.41  $   0.30     $   0.10        $  (0.17)     $  (0.10)         $  (0.21)
  Fully diluted...........  $   0.14  $  0.41  $   0.30     $   0.10        $  (0.17)     $  (0.10)         $  (0.21)
 Dividends................  $   0.15  $  0.04  $   0.00     $   0.00        $   0.00      $   0.00          $   0.00
OTHER DATA:
 EBITDA...................  $ 12,924  $17,445  $ 15,337     $ 17,964        $ 14,837      $    --           $    --
 Cash flows provided by
  (used in):
 Operating activities.....  $  2,916  $11,262  $ 13,280     $ (7,287)       $ 20,291      $    --           $    --
 Investing activities.....   (21,906)  (5,250)  (32,677)      (7,331)        (31,332)          --                --
 Financing activities.....    16,646   (4,416)   74,391       (8,877)         (3,685)          --                --
 Capital expenditures.....    21,868    5,319    12,902       27,584          25,150           --                --
BALANCE SHEET DATA:
 Total assets.............  $ 89,777  $90,219  $176,424     $246,573        $286,706      $473,350          $480,045
 Long term obligations....    68,400   45,538       348       42,800          15,629       126,421           124,851
 Stockholders' equity.....     5,330   10,187   154,200      167,255         165,746       224,888           230,129

- --------
(a) Excludes the Pacific Casino Management, Inc. ("PCM") pro forma financial results prior to Hollywood Park's November 17, 1995, acquisition of PCM.
(b) Assumes the Blue Diamond Swap is consummated in connection with the Merger as of January 1, 1995, and, as a result, excludes the results of operations of Boomtown Las Vegas. See "--The Proposed Merger and Related Matters--Blue Diamond Swap and Purchase of Roski Stock" and "Business of Boomtown-- Boomtown Las Vegas."
(c) Assumes the Blue Diamond Swap is not consummated in connection with the Merger, and, as a result, includes the results of operations of Boomtown Las Vegas. See "--The Proposed Merger and Related Matters--Blue Diamond Swap and Purchase of Roski Stock" and "Business of Boomtown--Boomtown Las Vegas."
(d) Includes casino pre-opening and training costs of $850,000 in 1993 and $2,337,000 in 1994.
(e) Includes Turf Paradise acquisition costs of $627,000.
(f) Includes lawsuit settlement expense of $6,088,000.
(g) Includes discontinued projects costs of $6,054,000.

                              HOLLYWOOD PARK, INC.

                             SUMMARY FINANCIAL DATA

                                   SIX MONTHS ENDED JUNE 30,
                          -----------------------------------------------------
                            1995      1996           1996              1996
                          --------  --------     ------------      ------------
                                                  PRO FORMA         PRO FORMA
                                                  EXCLUDING         INCLUDING
                                                   BOOMTOWN          BOOMTOWN
                             HISTORICAL          LAS VEGAS(b)      LAS VEGAS(c)
                          ------------------     ------------      ------------
                                          (UNAUDITED)
                          -----------------------------------------------------
                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
 Revenues...............  $ 67,284  $ 74,280       $171,577          $194,558
 Expenses...............    58,979    79,067 (a)    201,049 (a)(d)    226,791 (a)(d)
 Operating income
  (loss)................     8,305    (4,787)       (29,472)          (32,233)
 Interest expense.......     1,928       898          8,776             7,817
 Net income (loss)......  $  4,263  $ (8,129)(a)   $(40,384)(a)(d)   $(42,599)(a)(d)
 Per common share:
 Net income (loss):
  Primary...............  $   0.18  $  (0.49)      $  (1.73)         $  (1.79)
  Fully diluted.........  $   0.18  $  (0.49)      $  (1.73)         $  (1.79)
 Dividends..............  $   0.00  $   0.00       $   0.00          $   0.00
OTHER DATA:
 EBITDA.................  $ 13,959  $    613 (a)   $    --           $    --
 Cash flows provided by
  (used in):
 Operating activities...  $ 10,772  $ 15,504       $    --           $    --
 Investing activities...    (7,813)   (6,118)           --                --
 Financing activities...    (4,358)     (962)           --                --
 Capital expenditures...     4,233     9,132            --                --
BALANCE SHEET DATA:
 Total assets...........  $263,575  $223,801       $416,743          $419,661
 Long term obligations..    15,726       256        110,424           108,578
 Stockholders' equity...   170,556   156,648        214,669           217,441

- -------
(a) Includes write off of investment in a subsidiary (the Woodlands) of $11,412,000.
(b) Assumes the Blue Diamond Swap is consummated in connection with the Merger as of January 1, 1995, and, as a result, excludes the results of operations of Boomtown Las Vegas. See "--The Proposed Merger and Related Matters--Blue Diamond Swap and Purchase of Roski Stock" and "Business of Boomtown-- Boomtown Las Vegas."
(c) Assumes the Blue Diamond Swap is not consummated in connection with the Merger, and, as a result, includes the results of operations of Boomtown Las Vegas. See "--The Proposed Merger and Related Matters--Blue Diamond Swap and Purchase of Roski Stock" and "Business of Boomtown--Boomtown Las Vegas."
(d) Includes loss on termination of Blue Diamond interest of $36,562,000.

                                 BOOMTOWN, INC.

                             SUMMARY FINANCIAL DATA


                                                                          NINE MONTHS ENDED
                                  YEAR ENDED SEPTEMBER 30,                    JUNE 30,
                         -----------------------------------------------  ------------------
                          1991     1992      1993      1994       1995      1995      1996
                         -------  -------  --------  ---------  --------  --------  --------
                                                                              UNAUDITED
                                                                          ------------------
                                                  HISTORICAL
                         -------------------------------------------------------------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Operations Data:
 Total revenues......... $52,829  $55,723  $ 58,647  $ 103,375  $231,767  $169,701  $173,356
 Total expenses......... $43,682  $48,355  $ 50,052  $ 109,630  $224,520  $164,524  $202,613 (a)
 Operating income
  (loss)................ $ 9,147  $ 7,368  $  8,595  $  (6,255) $  7,247  $  5,177  $(29,257)(a)
 Interest income
  (expense) and other
  net................... $(4,214) $(3,238) $   (607) $  (4,698) $(10,353) $ (7,361) $ (6,953)
 Extraordinary item..... $     0  $     0  $   (370) $    (229) $      0  $      0  $      0
 Loss on termination of
  Blue Diamond
  interest.............. $     0  $     0  $      0  $       0  $      0  $      0  $ 36,562 (b)
 Net income (loss)...... $ 2,839  $ 2,461  $  4,582  $  (8,052) $ (2,877) $ (1,212) $(35,283)
 Net income (loss)
  applicable to common
  stock................. $ 2,639  $ 2,261  $  4,582  $  (8,052) $ (2,877) $ (1,212) $(35,283)
 Per common share data:
  Income (loss) before
   extraordinary item:
   Primary.............. $  0.71  $  0.61  $   0.65  $   (0.90) $  (0.31) $  (0.13) $  (3.82)
   Fully diluted........ $  0.71  $  0.61  $   0.65  $   (0.90) $  (0.31) $  (0.13) $  (3.82)
  Net income (loss):
   Primary.............. $  0.71  $  0.61  $   0.60  $   (0.93) $  (0.31) $  (0.13) $  (3.82)
   Fully diluted........ $  0.71  $  0.61  $   0.60  $   (0.93) $  (0.31) $  (0.13) $  (3.82)
  Dividends............. $  0.00  $  0.00  $   0.00  $    0.00  $   0.00  $   0.00  $   0.00
Other Data:
 EBITDA................. $12,687  $10,896  $ 12,064  $  (1,933) $ 18,774  $ 13,097  $(19,177)
 Cash flows provided by
  (used in):
  Operating activities.. $ 7,263  $ 6,850  $  6,565  $    (182) $  9,940  $  4,375  $ 10,195
  Investing activities.. $(1,884) $(6,279) $(42,505) $(106,154) $ (6,794) $ (5,159) $ (6,779)
  Financing activities.. $(4,180) $(1,216) $ 48,508  $ 100,133  $  6,238  $  7,108  $ (2,604)
 Capital expenditures
  for property and
  equipment............. $ 1,917  $ 6,322  $ 23,849  $ 114,729  $ 15,146  $ 13,363  $  7,168
Balance Sheet Data:
 Total assets........... $52,643  $55,916  $108,616  $ 238,467  $239,198  $237,377  $204,186
 Other liabilities...... $15,573  $10,632  $  7,581  $  25,309  $ 27,406  $ 23,322  $ 29,351
 Long term debt
  excluding current
  portion............... $29,142  $31,973  $      0  $ 105,140  $106,547  $107,185  $104,732
 Total stockholders'
  equity................ $ 7,928  $13,311  $101,035  $ 108,018  $105,245  $106,870  $ 70,103

- --------
(a)Includes $36,562,000 loss on the termination of the Blue Diamond interest.
(b)See "Business of Boomtown--Boomtown Las Vegas."

                                 RISK FACTORS

  The following factors should be considered carefully by holders of Boomtown Common Stock in evaluating whether to approve and adopt the Merger and the Merger Agreement, and by holders of Hollywood Park Common Stock in evaluating whether to approve the Hollywood Park Share Issuance Proposal. These factors should be considered in conjunction with the other information included or incorporated by reference in this Joint Proxy Statement/Prospectus.

DEPENDENCE ON EXPANSION

  Hollywood Park and Boomtown believe that the success of the combined company will depend in large part on future expansion, including the successful expansion of Boomtown Reno, Boomtown New Orleans and Boomtown Biloxi and other gaming projects as well as the continuing diversification of its gaming, sports and entertainment businesses and the development of the Hollywood Park Race Track property. There can be no assurance, however, that any currently contemplated or future expansion projects of the combined company will ever be completed or, if completed, will be successful. Moreover, numerous factors, including regulatory or financial constraints, could intervene and lead to a decision not to proceed with all or a portion of the combined company's expansion projects or to otherwise alter or delay its current expansion plans.

  In the event any proposed expansion project proceeds, such project will be subject to numerous risks any of which could require substantial changes to proposed plans or otherwise alter the time frames or budgets currently contemplated. Such risks include the ability to secure all required permits, resolution of potential land use issues, as well as risks typically associated with any construction project, including possible shortages of materials or skilled labor, engineering or environmental problems, work stoppages, weather interference and unanticipated cost increases. Boomtown has experienced disruptions of its operations, cost overruns and delays during its past construction projects, and there can be no assurance that the combined company will not experience such disruptions in the future.

  The ability to expand to additional locations will depend upon a number of factors, including but not limited to: (i) securing required state and local licenses, permits and approvals, which in some jurisdictions may be limited in number (see "--Competition"), and in certain cases may require legislative relief from existing laws; (ii) identification and availability of suitable locations, negotiation of an acceptable purchase, lease, joint venture or other terms; (iii) political factors, such as the SB-100 moratorium on new card club ordinances (see "Government Regulation--California--California Card Club Operations"); and (iv) the risks typically associated with any new construction project described above. In addition, while the gaming industry has recently experienced rapid growth, there can be no assurance that gaming will continue to be a growth industry resulting in opportunities for expansion. The combined company expects to continue to incur significant costs in connection with the pursuit of expansion opportunities, and may, in certain circumstances, be required to write off substantial expenditures made in connection with proposed ventures that do not materialize.

NEED FOR ADDITIONAL FINANCING; POSSIBLE REDEMPTION OF BOOMTOWN DEBT

  The ability of the combined company to realize its objectives will depend on Hollywood Park's ability to commit or raise capital to fund the expansion projects of the combined entity. Under the Merger Agreement, it is a condition to the consummation of the Merger that there will be available sufficient financing to fund the redemption of Boomtown's $103.5 million of First Mortgage Notes (at 101% of principal amount) and up to $60 million in future gaming projects. Hollywood Park believes that it will be able to secure the financing or capital necessary to fund the expansion projects the combined company intends to undertake immediately following the Merger. See "Combined Company Liquidity and Capital Resources." However, there can be no assurance that any such capital will be available or, if available, that it will be available on acceptable terms. Moreover, even if Hollywood Park secures the financing contemplated by the Merger Agreement, there can be no assurance that such funds will be sufficient to fund the currently contemplated projects of the combined company in light of potential cost overruns (see "--Dependence on Expansion"). Further, if holders of the First Mortgage Notes accept the redemption offer, the redemption of a significant portion of the First Mortgage Notes from Hollywood Park's currently available cash or the incurrence of additional debt to finance this redemption could materially limit the capital available to the combined company for other purposes.

GOVERNMENTAL REGULATION

  Gaming and racing operations are subject to extensive federal, state and local regulations. The states and localities in which Hollywood Park and Boomtown have gaming and racing operations or proposed gaming projects typically require various licenses, permits and approvals to be held by the parent entity and the operating entity, as well as by certain officers, directors, key employees and stockholders. The licensing process is time consuming, costly and has no assurance of success. Persons who acquire beneficial ownership of more than certain designated percentages of the combined company's debt or equity may also be subject to certain reporting and qualification procedures established by gaming authorities. Under its Certificate of Incorporation, Hollywood Park may redeem all shares of any stockholder if such stockholder fails to obtain any required qualification.

  To date, Hollywood Park and Boomtown have each obtained all governmental licenses, permits and approvals necessary for the operation of their respective gaming and racing facilities. However, there can be no assurance that any new licenses, permits or approvals that will be required for any new facility or for any expansion of an existing facility will be given or that existing licenses, permits or approvals will not be revoked. Presently, Hollywood Park and the proposed operator of Crystal Park have received only provisional licenses to operate the Hollywood Park-Casino and the Crystal Park facility, respectively. In each case, permanent registrations will not be granted until the California Department of Justice completes its review of the applications of the corporate applicants and their respective officers and directors. No assurance can be given that permanent licenses will be obtained. In addition, state gaming authorities often also require state approval of future gaming operations outside the applicable state, and there can be no assurance that future approvals will be obtained.

  The regulatory environment in any particular jurisdiction may change in the future and any such change may have a material adverse effect on the combined company's results of operations. For example, the State of Louisiana adopted a statute pursuant to which voter referendums on the continuation of gaming will be held locally where gaming operations are conducted and which, if the continuation of gaming were voted down, would result in the termination of Boomtown New Orleans operations at the end of the current lease term in 1999. See "--Loss of Boomtown New Orleans Riverboat." In addition, the California law which permits a public company such as Hollywood Park to operate a card club if it owns a race track located on the same premises expires in January 1999 unless, prior to that time, the California legislature enacts comprehensive gaming regulations. There can be no assurance that such legislation will be adopted by such date or that the legislature will extend the deadline. If there is no legislative relief prior to January 1, 1999, it is expected that Hollywood Park would again lease the Hollywood Park-Casino to a third party operator, which could substantially reduce Hollywood Park's return from the Hollywood Park-Casino. In addition, unless and until California enacts legislation permitting the operation generally of card clubs by public companies, Hollywood Park's involvement in other card club projects (such as Crystal Park) will be similarly limited to a landlord relationship, the returns from which could be substantially less than if Hollywood Park operates such facilities directly.

  In connection with being licensed to conduct their respective card club, racing and casino operations, Hollywood Park and Boomtown are subject to significant taxes and fees in addition to normal federal and state corporate income taxes and such taxes and fees are subject to increase at any time. It is expected that the combined company will continue to incur similar burdens in connection with other future expansion projects.

COMPETITION

  Both Hollywood Park and Boomtown face intense competition in their respective markets and there is no assurance that the combined company will be able to effectively compete in the future.

  Hollywood Park. The Hollywood Park-Casino faces competition from card clubs in neighboring cities, including two card clubs of similar size to the Hollywood Park-Casino located within 12 miles of Hollywood Park, from card clubs and other forms of gaming located on Indian reservations, and from full-fledged casinos operating in Nevada. Many card clubs in the Los Angeles area have a significant geographical advantage over the Hollywood Park-Casino, due in large part to their closer proximity to large Asian-American populations who comprise a large percentage of card club patrons. Hollywood Park's racing operations have been adversely impacted by the proliferation of additional thoroughbred racing opportunities (including simulcasting and off-track wagering) and the proliferation of other gaming establishments. Hollywood Park believes that such establishments have had a material impact on the operating results and growth prospects of its racing operations. See "Business of Hollywood Park--Competition."

  Boomtown. Boomtown faces significant competition in each of the jurisdictions in which it has established operations, and such competition is expected to intensify as new gaming operations enter its markets and existing competitors expand their operations. Boomtown competes directly with other casinos in Nevada, Mississippi and Louisiana. To a lesser extent, Boomtown also competes for customers with other casino operators in North American markets as well as other forms of gaming such as lotteries. Several of Boomtown's competitors have substantially greater name recognition and marketing resources. In Mississippi, casino operations expanded rapidly and additional casinos are being planned. As a result, the Gulf Coast market is experiencing significant dilution with gaming win per position in the Gulf Coast and in the past a number of casinos in the Gulf Coast market have failed. While Boomtown believes it has been able to effectively compete in this market to date, there is no assurance that competitive factors will not adversely affect Boomtown's operations in the future. In addition, recent expansion of competitive casino operations, including large, themed, destination resorts in the Las Vegas market, has had a material adverse effect on Boomtown Las Vegas. Boomtown believes that increased legalized gaming in other states particularly in areas close to Nevada, such as California, and in areas close to its facilities in Mississippi and Louisiana could adversely affect Boomtown's operations.

  Potential New Projects. There is intense competition for gaming development opportunities in jurisdictions that have recently legalized gaming, as the number of gaming licenses granted in any particular jurisdiction is generally strictly limited, and therefore only a small number of gaming facilities can be developed in any such jurisdiction. Hollywood Park and Boomtown believe that the Merger will permit the combined company to compete more effectively in the acquisition of new gaming licenses and the development of new gaming properties; however, there can be no assurance that the combined company will be able to compete effectively in the acquisition of new gaming licenses in the future. Failure to do so could negatively affect the growth potential of the combined company.

CHALLENGE OF INTEGRATING OPERATIONS AND MANAGING GROWTH

  The integration of Hollywood Park's and Boomtown's operations following the Merger will require the dedication of management resources which will temporarily detract from attention to the day-to-day business of the combined company. Also, the process of combining the two organizations may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have a material adverse effect on the revenues and operating results of the combined company. Thus, there can be no assurance that the combined company will be able to manage the combined operations effectively or realize any of the anticipated benefits of the Merger, including synergies of operations or efficiencies from the elimination of duplicative functions.

  In addition, because it plans to pursue expansion opportunities aggressively, the combined company will face significant challenges not only in managing and integrating the combined operations but also in managing its expansion projects and any other gaming operations that it might acquire in the future. Management of such new projects will require increased managerial resources, and the combined company intends to continue its efforts to strengthen its gaming-oriented management team to complement the companies' present executive staffs. However, there can be no assurance that it will be successful in doing so. Failure to manage its growth effectively would materially adversely affect the combined company's operating results.

QUARTERLY AND ANNUAL FLUCTUATIONS IN OPERATING RESULTS

  Both Hollywood Park and Boomtown experience significant fluctuations in their quarterly and annual operating results, and the combined company will likely continue to experience similar fluctuations due to seasonality and other factors. Historically, at least 70% of Boomtown's income from operations before non-recurring items has been generated in the third and fourth quarters (the quarters ending June 30 and September 30) with the summer months being the strongest period. Hollywood Park historically generates approximately 50% of its revenues but over 70% of its income from operations before non-recurring items (but including depreciation and amortization) during these same months. Conversely, the winter months, which primarily cover Boomtown's second quarter (which ends March 31), are Boomtown Reno's and Boomtown Biloxi's slowest periods and have historically resulted, and may in the future result, in a loss for such quarter. Similarly, because the Hollywood Park Race Track conducts no live meets during its first quarter, Hollywood Park's operating results have historically suffered during that same period.

  Future quarterly or annual operating results may also be adversely impacted by traffic flow on major thoroughfares next to Boomtown's operations. For example, Boomtown Reno is highly dependent on the traffic flow on Interstate 80, as customers stopping at Boomtown Reno from Interstate 80 represent a substantial majority of its customer base. If traffic on Interstate 80 is significantly reduced for an extended period or the off-ramps providing access to Boomtown Reno are impaired for an extended period due to poor weather conditions, road modifications and repairs or other factors, Boomtown's results of operations will be adversely affected. In the Winter of 1994/1995, severe storms, together with road repairs to Interstate 80 on the corridor between California and Reno, resulted in road closures or substantially reduced traffic flow on Interstate 80. Such road closures and repairs had an adverse effect on the related quarters' and years' revenues.

  Future operating results may also be affected by a number of other factors, including the general level of demand for casino gaming and entertainment facilities and uncertainties in general economic, regulatory and political conditions affecting the gaming industry.

LOSS OF BOOMTOWN NEW ORLEANS RIVERBOAT

  The State of Louisiana recently adopted a statute pursuant to which voter referendums on the continuation of gaming will be held locally where gaming operations are conducted. The vote will take place on November 5, 1996. While Boomtown has no reason at this time to believe that the voters of the parish where Boomtown's Louisiana riverboat operations are located will vote against riverboat gaming, in the event they were to do so, Boomtown would have to discontinue its riverboat gaming operation in that parish upon the expiration of its license in 1999, which would have a material adverse effect on Boomtown and the combined company.

CONSUMMATION OF BLUE DIAMOND SWAP

  On August 12, 1996, Boomtown, Hollywood Park, Mr. Roski, Blue Diamond Hotel & Casino, Inc., a Nevada corporation and a wholly-owned subsidiary of Boomtown, IVAC, a California general partnership of which Mr. Roski as trustee for the Roski Community Property Trust dated 11/1/87 is a 75% general partner and Edward P. Roski, Sr. as trustee for the Edward P. Roski, Sr. Revocable Trust dated 4/2/91 is a 25% general partner, and Majestic Realty Co., a California corporation, entered into a Swap Agreement pursuant to which it is agreed that, immediately following consummation of the Merger, Boomtown and its subsidiaries will exchange their entire interest in the Boomtown Las Vegas resort (including loans of approximately $27.3 million to the landowner/lessor, IVAC) for two promissory notes aggregating approximately $8.5 million in principal amount, an estimated cash payment of $2.1 million, release from liabilities and note obligations totaling approximately $3.8 million and the ongoing expenses of the resort. Additionally, Mr. Roski will assume all operating leases including any residual balances due under such leases. The consummation of the Blue Diamond Swap is subject to numerous conditions, including receipt of regulatory approval. In addition, Boomtown intends to seek the consent of the holders of a majority of the outstanding principal amount of the First Mortgage Notes. While Boomtown currently believes that the Blue Diamond Swap will be consummated immediately following the

Merger, there can be no assurance in this regard. Boomtown will incur an after-tax loss of $35.7 million as a result of the Blue Diamond Swap. In the event the Blue Diamond Swap is not consummated, the combined company would continue to operate the Blue Diamond resort through the termination of its lease in July 1999. See "Unaudited Pro Forma Combined Consolidated Condensed Financial Statements" and "Boomtown Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

LOSS OF BOOMTOWN'S RIVERBOAT OR DOCKSIDE FACILITY FROM SERVICE

  Boomtown's dockside casino in Biloxi, Mississippi and its riverboat casino in Harvey, Louisiana, as well as any additional riverboats that might be developed in the future, are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather conditions. In addition, U.S. Coast Guard regulations require a hull inspection at a U.S. Coast Guard-approved dry docking facility for all cruising riverboats at five year intervals. The development of riverboat casinos may also require approval from the Army Corps of Engineers. The loss of a dockside casino or riverboat casino from service for any period of time would adversely affect the combined company's results of operations.

TRADING MARKETS AND VOLATILITY OF STOCK PRICE

  The market price of Hollywood Park's securities has been and could continue to be subject to significant fluctuations in response to events and factors that could affect future operating results, such as passage or defeat of relevant legislation and other governmental actions. In addition, publicly-traded companies engaged in the gaming industry have experienced extreme price and volume fluctuations that are often unrelated to the operating results of such companies. The price at which the Hollywood Park Common Stock will trade in the future will depend upon a number of factors, including, without limitation, the combined company's historical and anticipated operating results (including the timing of the openings related to possible expansion projects), overall gaming results and general market and economic conditions, several of which factors will be beyond the control of the combined company. In addition, factors such as quarterly fluctuations in the combined company's financial and operating results, announcements by the combined company or others, and developments affecting the combined company, its customers, its markets or the gaming industry generally could cause the market price of the Hollywood Park Common Stock to fluctuate significantly. See "Summary--Markets and Price Data."

FIXED EXCHANGE RATIO

  Under the Merger Agreement, each share of Boomtown Common Stock will be converted into the right to receive 0.625 of a share of Hollywood Park Common Stock. The Exchange Ratio is fixed and therefore will not increase or decrease to compensate or penalize Boomtown's or Hollywood Park's stockholders for fluctuations in the market price of the Hollywood Park Common Stock or Boomtown Common Stock before the Effective Date. See "Summary--Markets and Price Data."

ENVIRONMENTAL REGULATION; POTENTIAL ENVIRONMENT ISSUES

  The combined company is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Hollywood Park and Boomtown believe that they are presently in material compliance with applicable environmental laws. However, failure to comply with such laws could result in the imposition of severe penalties or restrictions on the combined company's operations by government agencies or courts of law. The combined company currently does not have environmental impairment liability insurance, and a material fine or penalty or a severe restriction would adversely affect the combined company's results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

  If the Merger is consummated, Hollywood Park will issue to stockholders of Boomtown an aggregate of approximately 5,790,180 shares of Hollywood Park Common Stock based on the number of shares of Boomtown Common Stock outstanding as of September 20, 1996. Immediately upon consummation of the Merger, up to approximately 4,724,700 of such shares will be freely tradeable and an approximately 722,000 additional shares will be immediately eligible for resale by Boomtown affiliates under Rule 145 subject to the volume and other limitations thereof. As a result, substantial sales of Hollywood Park Common Stock could occur after the Merger. In addition, based on the number of Boomtown Options outstanding on September 20, 1996, an additional 1,098,995 shares of Hollywood Park Common Stock will be reserved for issuance to holders of Boomtown Options to be assumed by Hollywood Park in the Merger. Future sales of a substantial number of such shares of Hollywood Park Common Stock could adversely affect or cause substantial fluctuations in the market price of Hollywood Park Common Stock.

                          THE HOLLYWOOD PARK MEETING

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to holders of Hollywood Park Common Stock as part of the solicitation of proxies by the Hollywood Park Board for use at the Hollywood Park Meeting to be held on Wednesday, October 30, 1996 at 9:00 a.m., local time, at The Four Seasons Hotel, 57 East 57th Street, New York, New York, 10022, and at any adjournments or postponements thereof. This Joint Proxy Statement/Prospectus, and the accompanying Proxy Card, are first being mailed to holders of Hollywood Park Common Stock on or about September 24, 1996.

  The purpose of the Hollywood Park Meeting is to consider and vote upon three matters:

    (i) a proposal (the "Hollywood Park Share Issuance Proposal") to approve the issuance of shares of Hollywood Park Common Stock pursuant to the terms of the Merger Agreement (See "The Merger Agreement and Related Agreements-- Conversion of Shares," "--Options" and "--Issuance of Shares Under Certain Additional Boomtown Equity Rights");

    (ii) the election of seven directors to serve for the coming year (once the Merger has been consummated, the number of directors would be expanded to eleven and four Boomtown representatives would fill the new positions); and

    (iii) a proposal to approve the adoption of the Hollywood Park 1996 Stock Option Plan.

RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of Hollywood Park Common Stock at the close of business on September 10, 1996 (the "Hollywood Park Record Date") are entitled to notice of and to vote at the Hollywood Park Meeting. As of the close of business on the Hollywood Park Record Date, there were 18,299,142 shares of Hollywood Park Common Stock outstanding and entitled to vote, held of record by 3,690 stockholders. One third, or 6,099,714 of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Hollywood Park stockholder is entitled to one vote for each share of Hollywood Park Common Stock held as of the Hollywood Park Record Date.

VOTING OF PROXIES; VOTES REQUIRED

  The accompanying Hollywood Park Proxy Card is solicited on behalf of the Hollywood Park Board. Stockholders are requested to complete, date, sign and return the proxy in the accompanying envelope. All properly executed, returned, and unrevoked proxies will be voted in accordance with the instructions indicated thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR THE APPROVAL OF THE HOLLYWOOD PARK SHARE ISSUANCE PROPOSAL, FOR THE ELECTION OF EACH DIRECTOR NOMINEE LISTED HEREIN, AND FOR THE APPROVAL OF THE 1996 STOCK OPTION PLAN DESCRIBED HEREIN. The Hollywood Park Board does not presently intend to bring any business before the Hollywood Park Meeting other than the specific proposals referred to in this Joint Proxy Statement/Prospectus and specified in the notice of the Hollywood Park Meeting. As to any business that may properly come before the Hollywood Park Meeting, including any motion made for adjournment of the Hollywood Park Meeting (including for purposes of soliciting additional votes for approval of the Hollywood Park Share Issuance Proposal, the election of directors and approval of the 1996 Stock Option Plan), the proxies will vote in their discretion. A Hollywood Park stockholder who has given a proxy may revoke it at any time before it is exercised at the Hollywood Park Meeting, by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to, Assistant Secretary, Hollywood Park, Inc., 1050 South Prairie Avenue, Inglewood, California 90301, or (ii) attending the Hollywood Park Meeting and voting in person (although attendance at the Hollywood Park Meeting will not, by itself, revoke a proxy).

  Both the Hollywood Park Share Issuance Proposal and the proposal to approve the adoption of the Hollywood Park 1996 Stock Option Plan require approval by a majority of the total votes represented at the

Hollywood Park Meeting, in person or by proxy. R.D. Hubbard, Hollywood Park's Chairman of the Board and Chief Executive Officer, has agreed to vote his 2,119,840 shares of Hollywood Park Common Stock (representing approximately 11.58% of the outstanding shares of Hollywood Park Common Stock) in favor of the Hollywood Park Share Issuance Proposal. See "The Merger Agreement and Related Agreements--Stockholder Voting Agreements."

ABSTENTIONS; BROKER NON-VOTES

  If an executed Hollywood Park proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Hollywood Park Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered to be represented at the meeting for purposes of calculating the votes cast with respect to such matter. Thus, for purposes of determining whether the Hollywood Park Share Issuance Proposal and the proposal to adopt the 1996 Stock Option Plan have been approved, abstentions will be treated as votes against the proposal, and broker non-votes will not be counted.

SOLICITATION OF PROXIES AND EXPENSES

  Hollywood Park will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Hollywood Park may solicit proxies from stockholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Hollywood Park will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Hollywood Park Common Stock and request authority for the exercise of proxies. In such cases, Hollywood Park will reimburse such record holders for their reasonable expenses. Hollywood Park has retained D.F. King & Co., Inc. to assist in the solicitation of proxies at a cost (including brokers' expenses) of approximately $22,000 plus certain out-of-pocket expenses.

                             THE BOOMTOWN MEETING

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to the holders of Boomtown Common Stock as part of the solicitation of proxies by the Boomtown Board for use at the Boomtown Meeting to be held on Wednesday, November 13, 1996 at 10:00 a.m., local time at Boomtown's principal executive offices located at the intersection of Interstate 80 and Boomtown Road, Verdi, Nevada 89439-0399, and at any adjournments or postponements thereof. This Joint Proxy Statement/Prospectus, and the accompanying Proxy Card, are first being mailed to holders of Boomtown Common Stock on or about September 24, 1996.

  The purpose of the Boomtown Meeting is to consider and vote upon a proposal to approve and adopt the Merger and the Merger Agreement, which set forth the terms and conditions of the Merger and the transactions contemplated thereby. Upon consummation of the Merger, each then outstanding share of Boomtown Common Stock will be converted into the right to receive 0.625 of a share of Hollywood Park Common Stock. See "The Merger" and "The Merger Agreement and Related Agreements."

  Based on the last reported sale price of Hollywood Park Common Stock on NASDAQ on September 17, 1996, the Exchange Ratio would result in a per share purchase price for Boomtown Common Stock of $5.31. If the Merger is completed, Boomtown stockholders will no longer hold any interest in Boomtown other than through their interest in shares of Hollywood Park Common Stock. Consummation of the Merger is subject to a number of conditions. See "The Merger Agreement and Related Agreements."

RECORD DATE AND OUTSTANDING SHARES

  Only holders of record of Boomtown Common Stock at the close of business on September 20, 1996 (the "Boomtown Record Date") are entitled to notice of and to vote at the Boomtown Meeting. As of the close of business on the Boomtown Record Date, there were 9,264,291 shares of Boomtown Common Stock outstanding and entitled to vote, held of record by 539 stockholders. A majority, or 4,632,146 of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Boomtown stockholder is entitled to one vote for each share of Boomtown Common Stock held as of the Boomtown Record Date.

VOTING OF PROXIES; VOTE REQUIRED

  The accompanying Boomtown Proxy Card is solicited on behalf of the Boomtown Board. Stockholders are requested to complete, date, sign and return the proxy in the accompanying envelope. All properly executed, returned and unrevoked proxies will be voted at the Boomtown Meeting in accordance with the instructions indicated thereon. EXECUTED BUT UNMARKED PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT. The Boomtown Board does not presently intend to bring any other business before the Boomtown Meeting other than the specific proposals referred to in this Joint Proxy Statement/Prospectus and specified in the notice of the Boomtown Meeting. As to any business that may properly come before the Boomtown Meeting, including any motion made for adjournment of the Boomtown Meeting (including for purposes of soliciting additional votes for approval and adoption of the Merger and the Merger Agreement), the proxies will vote in their discretion. A Boomtown stockholder who has given a proxy may revoke it at any time before it is exercised at the Boomtown Meeting, by (i) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to Robert F. List, Senior Vice President, General Counsel and Secretary, Boomtown, Inc., P.O. Box 399, Verdi, Nevada 89439-0399, or (ii) attending the Boomtown Meeting and voting in person (although attendance at the Boomtown Meeting will not, by itself, revoke a proxy).

  Pursuant to the DGCL, the Boomtown Certificate of Incorporation and the Boomtown Bylaws, approval and adoption of the Merger and the Merger Agreement requires the affirmative vote of at least a majority of the outstanding shares of Boomtown Common Stock entitled to vote at the Boomtown Meeting. SINCE THE REQUIRED VOTE OF THE BOOMTOWN STOCKHOLDERS IS BASED UPON THE NUMBER OF OUTSTANDING SHARES OF BOOMTOWN COMMON STOCK, RATHER THAN UPON THE SHARES ACTUALLY VOTED, THE FAILURE BY THE HOLDER OF ANY SUCH SHARES

TO SUBMIT A PROXY OR TO VOTE IN PERSON AT THE BOOMTOWN MEETING (INCLUDING ABSTENTIONS AND "BROKER NON-VOTES") WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Timothy J. Parrott, Boomtown's Chairman of the Board and Chief Executive Officer, has agreed to vote his 343,001 shares of Boomtown Common Stock (representing approximately 3.7% of the outstanding shares of Boomtown Common Stock) in favor of approval and adoption of the Merger and the Merger Agreement. See "The Merger Agreement and Related Agreements--Stockholder Voting Agreements."

ABSTENTIONS; BROKER NON-VOTES

  If an executed Boomtown proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Boomtown Meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the Boomtown stockholders is based upon the number of outstanding shares of Boomtown Common Stock, abstentions and broker non-votes will have the same effect as a vote against approval and adoption of the Merger Agreement.

SOLICITATION OF PROXIES AND EXPENSES

  Boomtown will bear the cost of the solicitation of proxies in the enclosed form from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Boomtown may solicit proxies from stockholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Boomtown will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Boomtown Common Stock and request authority for the exercise of proxies. In such cases, Boomtown will reimburse such record holders for their reasonable expenses. Boomtown has retained Skinner & Co., Inc. to assist in solicitation of proxies at a cost of approximately $5,000, plus customary expenses.

                                  THE MERGER
                      (ITEM NO. 1 ON BOOMTOWN PROXY CARD)
                   (ITEM NO. 1 ON HOLLYWOOD PARK PROXY CARD)

  The following description of certain aspects of the proposed Merger does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix A, and the other appendices hereto. All holders of Hollywood Park Common Stock and Boomtown Common Stock are urged to read the Merger Agreement and the other appendices in their entirety for a more complete description of the Merger.

GENERAL

  The Merger Agreement provides for the merger of Sub with and into Boomtown, with Boomtown surviving the Merger and becoming a wholly-owned subsidiary of Hollywood Park. Upon the consummation of the Merger, each then outstanding share of Boomtown Common Stock will be converted into the right to receive
0.625 of a share of Hollywood Park Common Stock. Cash will be paid in lieu of fractional shares. As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the parties thereto will file a Certificate of Merger with the Secretary of State of the State of Delaware. The Merger will become effective on the date of such filing. See "The Merger Agreement and Related Agreements--Conversion of Shares" and "-- Effective Date of the Merger."

BACKGROUND OF THE MERGER

  Hollywood Park's strategic plan is to diversify its gaming, sports and entertainment businesses through the development, acquisition, ownership and/or operation of casinos, race tracks and other gaming, sports and entertainment attractions. Hollywood Park has been actively seeking expansion opportunities, particularly with respect to Nevada-style gaming companies, and regularly evaluates acquisition candidates.

  Boomtown's strategic plan is to expand its operations by adding more hotel rooms, restaurants, meeting and retail space, and other amenities at its existing sites, which Boomtown believes will further enhance its current gaming operations, as well as by pursuing gaming opportunities in new jurisdictions, such as the proposed Indiana project. During the eighteen months prior to the execution of the Merger Agreement, Boomtown considered several financing alternatives to fund its proposed gaming projects including debt and equity offerings, strategic alliances with corporate partners and business combinations (such as the proposed merger with National Gaming Corp. (recently renamed National Lodging Corporation)) ("NGC") announced in January 1995, which was subsequently abandoned).

  During late January and early February 1996, Mr. Hubbard and Mr. Finnigan had discussions with representatives of Oppenheimer regarding ways for Hollywood Park to expand its gaming operations. Mr. Hubbard and Mr. Finnigan concluded that the most effective way for Hollywood Park to expand its gaming business was through a merger with or acquisition of a gaming company. Oppenheimer identified several potential acquisition or merger candidates in the gaming industry, one of which was Boomtown.

  In early February 1996, representatives of Oppenheimer met with Timothy J. Parrott, Chairman and Chief Executive Officer of Boomtown, and G. Thomas Baker, the then Chief Financial Officer of Boomtown, to discuss Boomtown's interest in a possible business combination with Hollywood Park. They discussed the possible synergistic benefits of a business combination of the companies, with Hollywood Park's strong financial condition and access to capital complementing Boomtown's existing gaming operations and opportunities for expansion. Mr. Parrott indicated that he was interested in exploring the possibility of such a transaction.

  On February 19, 1996, Mr. Hubbard, Mr. Finnigan and representatives of Oppenheimer met with Mr. Parrott at Hollywood Park's executive offices. They discussed the possible strategic benefits of a stock-for-stock business combination of the two companies, and the matching of Hollywood Park's financial strength with

Boomtown's gaming operations and opportunities for expansion in its various markets. The participants in the meeting expressed the view that both companies had significant potential, but that the market had not yet recognized that potential. These discussions were preliminary in nature and no decisions or commitments were made, but it was agreed that discussions would continue.

  During the course of the next week, there were further telephone conversations between Messrs. Hubbard, Finnigan and Parrott regarding a possible transaction involving the companies. During the course of these discussions, Hollywood Park proposed an exchange ratio of 0.60. In addition, a number of discussions were held between counsel for Hollywood Park and counsel for Boomtown and between the principals concerning a proposed confidentiality and standstill agreement.

  On February 27, 1996, Messrs. Hubbard and Finnigan met in Verdi, Nevada with Mr. Parrott and other senior officers of Boomtown to continue discussions on the proposed transaction and to discuss each company's long-term strategic and expansion plans, and the possible synergies of a strategic combination. On that same day, the parties executed a mutual confidentiality agreement permitting the exchange of non-public information and providing for a standstill. See "The Merger Agreement and Related Agreements--Confidentiality Agreement; Standstill Obligations."

  On March 1, 1996 at a regularly scheduled meeting of the Boomtown Board, Mr. Parrott reviewed with the Boomtown Board the status of discussions with Hollywood Park. The Boomtown Board discussed the strategic value of a transaction with Hollywood Park, particularly in light of Boomtown's need for significant infusion of capital in order for Boomtown to advance its strategic goals, and the fact that Boomtown had been unsuccessful to date in obtaining financing despite extensive exploration of various alternatives, including debt or equity offerings, possible corporate partnering transactions and business combinations. The Boomtown Board discussed Hollywood Park's current projects and outlook, its cash and credit position. Representatives of Sutro also presented Sutro's preliminary financial analysis regarding a possible transaction with Hollywood Park. The Boomtown Board requested that management together with Boomtown's legal and financial advisors conduct extensive due diligence of Hollywood Park. In addition, the Board approved Director Richard Goeglein assuming a significant role in analyzing a possible transaction with Hollywood Park, for which he would receive a fee of $25,000. The Boomtown Board also authorized the retention of Sutro as Boomtown's financial advisor for a possible transaction with Hollywood Park.

  On March 7, 1996, Mr. Parrott, Mr. Goeglein and Robert List, Senior Vice President and General Counsel of Boomtown, met in Los Angeles with Mr. Hubbard and Mr. Finnigan of Hollywood Park and representatives of Sutro and Oppenheimer to continue discussions regarding the proposed transaction and to exchange information about Boomtown and Hollywood Park.

  During the week of March 11, 1996, the parties continued to exchange information about their respective companies and to discuss the proposed terms of the transaction, including the exchange ratio (which, through negotiation, had been increased to 0.625), the composition of the Hollywood Park Board and executive committee and other provisions.

  On March 15, 1996, the Hollywood Park Board met with certain members of its senior management and its financial and legal advisors to discuss a possible strategic combination with Boomtown. The Board, with presentations by management and Oppenheimer, reviewed in depth Boomtown's business history, its various gaming facilities (including the potential options with respect to the Blue Diamond facility), operating structure, capital structure, financial condition, operating results and prospects for expansion, as well as the potential strategic benefits of the combination. The Board also discussed the structure of the potential merger, its expected tax-free nature, the accounting treatment (including the fact that if purchase accounting were used there would be negative goodwill) and the need to obtain the requisite gaming approvals and the consent of the holders of the First Mortgage Notes to the transaction. The Hollywood Park Board authorized management to continue its discussions and negotiations with Boomtown.

  On March 18, 1996, the Boomtown Board held a meeting in San Francisco, California and discussed the proposed transaction with Hollywood Park. The Boomtown Board, with presentations by management and Boomtown's legal and financial advisors, reviewed in depth Hollywood Park's capital structure, financial condition, operating results and prospects for expansion, as well as the strategic benefits of the potential combination. The Boomtown Board discussed the proposed structure of the transaction including a fixed exchange ratio of 0.625 shares of Hollywood Park Common Stock for each share of Boomtown Stock, the expected tax-free nature of the transaction, the accounting treatment and the proposed structure of the Hollywood Park Board and Executive Committee. After substantial discussion, the Boomtown Board (with the exception of Mr. Roski) authorized the officers of Boomtown to enter into a nonbinding letter of intent with Hollywood Park setting forth the principal terms of the transaction, including the fixed exchange ratio.

  On March 19, 1996, the Hollywood Park Board met again with certain members of its senior management and its financial and legal advisors and after further deliberation approved the letter of intent, which the parties executed later that day. The letter of intent provided for a fixed exchange ratio of
0.625 shares of Hollywood Park common stock for each share of Boomtown common stock and provided for the composition of the Hollywood Park Board and Executive Committee following the Merger.

  Following the execution of the letter of intent, the parties commenced negotiation of the terms of a definitive merger agreement and continued their extensive due diligence efforts of one another, including legal, operational, administrative and financial due diligence.

  On April 23, 1996, the Hollywood Park Board met with certain members of its senior management and its financial and legal advisors to discuss and vote upon the Merger and the proposed Merger Agreement. At such meeting, Oppenheimer rendered to the Hollywood Park Board its oral opinion (confirmed in writing on the next day) that the consideration to be received by the Boomtown stockholders in the proposed Merger was fair, from a financial point of view, to the stockholders of Hollywood Park. See "--Opinions of Financial Advisors--Opinion of Oppenheimer." Hollywood Park's counsel reviewed the principal aspects of the Merger Agreement. Following an extensive discussion as to the potential benefits which Hollywood Park's stockholders could derive from the Merger as well as the risks inherent in Boomtown's business, the Hollywood Park Board unanimously approved the Merger Agreement and authorized the officers of Hollywood Park to execute the Merger Agreement on behalf of Hollywood Park and recommended the approval of the Hollywood Park Share Issuance Proposal by the stockholders of Hollywood Park.

  On April 23, 1996, the Boomtown Board met to consider the proposed Merger Agreement and the transactions contemplated thereby. At such meeting, members of Boomtown's management, together with Boomtown's legal and financial advisors, reviewed with the board, among other things the background of the proposed transaction, the potential benefits and risks of the transaction, including the strategic and financial rationale, the structure of the transaction and the terms of the Merger Agreement. At the conclusion of the presentation, Sutro delivered its oral opinion (confirmed in writing as of the same day) that as of April 23, 1996 the Exchange Ratio was fair, from a financial point of view, to the stockholders of Boomtown. See "--Opinions of Financial Advisors--Opinion of Sutro." The Boomtown Board approved (with Mr. Roski dissenting) the Merger Agreement and the transactions contemplated thereby following the close of the market on such date.

  The companies executed the Merger Agreement late on April 23, 1996 and the agreement to merge was announced on April 24, 1996 by the issuance of a joint press release.

REASONS FOR THE MERGER

 Reasons of Hollywood Park for the Merger

  The Hollywood Park Board has unanimously approved the Merger Agreement and the Merger, has determined that the terms of the Merger Agreement are fair to, and that the Merger is in the best interests of, Hollywood Park and its stockholders and therefore unanimously recommends that the holders of Hollywood Park Common Stock vote FOR approval of the Hollywood Park Share Issuance Proposal.

  In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Hollywood Park Board has identified the following potential benefits of the Merger that it believes will contribute to the success of the combined company:

    (i) The Merger would create a diversified, multi-jurisdictional gaming/entertainment company with casinos and card clubs in California, Nevada, Louisiana and Mississippi and race tracks in California, Arizona and Kansas. The Merger would create cross-marketing opportunities between its California card clubs and Nevada casinos.

    (ii) As a result of the Merger, Hollywood Park would be the only public company that owns and operates a California card club along with full-fledged casinos in other jurisdictions.

    (iii) The combined companies would have significant expansion potential without having to rely on third parties or legislative action for such expansion. Hollywood Park's access to capital would permit the expansion of Boomtown Reno, Boomtown New Orleans and, subject to the acquisition of additional land and the completion of construction plans, Boomtown Biloxi. Further, if Boomtown and Hilton are successful in obtaining an Indiana gaming license, sufficient capital would be available to fund Boomtown's commitment under the Indiana project. The addition of Boomtown management would provide Hollywood Park with greater management expertise to expand casino operations into Phoenix and/or Kansas City, assuming expanded gaming is legalized in those jurisdictions. Boomtown's joint venture with Hilton Gaming in Switzerland County, Indiana would give Hollywood Park an important relationship with a major hotel operator and will provide additional gaming revenue if approved in that county by the Indiana Gaming Commission.

    (iv) The equity of the consolidated combined companies would be in excess of $200 million and Hollywood Park's access to capital could be matched with the expanded opportunities Boomtown's business would present.

    (v) The prospects for future financing by the combined company would be enhanced due to the write-down of unproductive assets in connection with the Merger so that future results of operations would not be adversely affected by these assets. In addition, Hollywood Park wrote off its investment in its Sunflower Racing subsidiary (the Woodlands) in the first quarter of 1996.

    (vi) The Merger would result in significant financial and administrative synergies, including a reduced cost of capital for Boomtown and cost efficiencies in restructuring Boomtown's operating leases and overhead reductions.

    (vii) The management of the combined companies would give Hollywood Park increased personnel depth in gaming and marketing.

    (viii) The combined companies would have a significantly larger market capitalization which Hollywood Park believes could result in a more favorable view of Hollywood Park in the capital markets.

  In the course of its deliberations, the Hollywood Park Board reviewed and considered a number of other factors relevant to the Merger. In particular, the Hollywood Park Board considered, among other things, the following factors:

    (a) The Hollywood Park Board considered information concerning Hollywood Park's and Boomtown's respective businesses, financial position, results of operations and properties;

    (b) The Hollywood Park Board considered the reports and views of Hollywood Park's management and Oppenheimer's representatives, including reports relating to the extensive due diligence review which had been conducted regarding Boomtown's business, operations, properties and competitive position, and possible synergistic and expansion opportunities for the two companies;

    (c) The Hollywood Park Board, with the assistance of Hollywood Park's financial advisor, considered the comparative stock prices of Hollywood Park and Boomtown Common Stock, the consideration paid in other comparable merger and acquisition transactions in the gaming industry and other industries (and the fact that the Merger is a market-for-market strategic combination), and an analysis of the respective contributions to revenues, operating profits and net profits of the combined companies based on industry analysts' estimates;

    (d) The Hollywood Park Board considered the opinion of Oppenheimer that, as of the date of the Merger Agreement, the consideration to be received by the Boomtown stockholders of 0.625 of a share of Hollywood Park Common Stock for each outstanding share of Boomtown Common Stock is fair to Hollywood Park's stockholders from a financial point of view (see "-- Opinions of Financial Advisors-- Opinion of Oppenheimer");

    (e) The Hollywood Park Board considered, with the assistance of Hollywood Park's legal counsel, the terms of the Merger Agreement, including the obligations of Hollywood Park and Boomtown not to solicit or encourage other acquisition proposals, the breakup fee provisions, the circumstances under which either Hollywood Park or Boomtown can terminate the Merger Agreement and the closing conditions to the Merger;

    (f) The Hollywood Park Board considered, with the assistance of Hollywood Park's legal counsel, the application process for gaming licenses which must be obtained by Hollywood Park and certain of its officers and directors as a result of the Merger; and

    (g) The Hollywood Park Board considered that the Hollywood Park Share Issuance Proposal requires approval by a majority of the votes cast at the Hollywood Park Meeting, and that the Merger is conditioned upon approval and adoption of the Merger Agreement and the Merger by the holders of a majority of the outstanding voting power of the Boomtown Common Stock.

  The Hollywood Park Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including the following factors: (1) the potential dilutive effect of the issuance of Hollywood Park Common Stock in the Merger and pursuant to the assumed Boomtown Options and other assumed rights; (2) the substantial charges expected to be incurred in connection with the Merger, including the transaction expenses arising from the Merger and costs associated with combining the operations of the two companies; (3) the fact that the Merger is expected to be accounted for as a purchase; (4) the risk that, despite the intentions and the efforts of the parties, the benefits sought to be achieved in the Merger will not be achieved; (5) the risk that the market price of Hollywood Park Common Stock might be adversely affected by the consummation of the Merger; (6) the risk that despite the intentions and efforts of the parties the key management personnel of Boomtown might not remain with the combined company; and (7) the other risks described above under "Risk Factors."

  The foregoing discussion of the information and factors considered by the Hollywood Park Board is not intended to be exhaustive but is believed to include all material factors considered by the Hollywood Park Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Hollywood Park

Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Hollywood Park Board may have given different weights to different factors.

 Reasons of Boomtown for the Merger

  The Boomtown Board has approved the Merger Agreement and the Merger, has determined that the Merger is advisable and fair and in the best interests of Boomtown and its stockholders and recommends that holders of shares of Boomtown Common Stock vote FOR approval and adoption of the Merger Agreement and the Merger.

  In the course of its deliberations regarding the approval of the Merger Agreement and the transactions contemplated thereby, the Boomtown Board considered the following potential benefits of the proposed Merger:

    Expansion; Increased Financial Resources of the Combined
  Enterprise. Boomtown believes that its future success is highly dependent upon continued growth of its properties, and believes that it has significant gaming opportunities at its existing sites. Based upon its own financial analysis and advice of its financial advisor, Boomtown believes that the combined company will have substantially greater financial resources and a stronger balance sheet than Boomtown on a stand-alone basis. Boomtown believes that such improved financial strength as a result of the Merger will enhance its flexibility in developing and expanding its existing properties consistent with its current expansion plans, as well as in exploring and capitalizing on new gaming opportunities. Boomtown believes that such expansion will enhance the operating performance of the combined company, by enabling it to exploit more fully its existing markets and potentially to expand into new markets (such as Indiana, in the event that Boomtown's proposed joint venture project with Hilton Gaming Corporation receives gaming approval).

    Move to Mid-Cap Range. The stock of both Boomtown and Hollywood Park currently trades in the "small cap" range, i.e. in the range of other companies of similar size (less than a $250 million capitalization). A significant number of institutional investors are restricted from purchasing, or choose not to purchase, the common stock of "small cap" companies (due in part to lack of liquidity as well as risks associated with insufficient financial wherewithal to withstand earnings volatility or to take advantage of strategic business opportunities for growth as they may occur). Boomtown believes that the increased size of the combined company, by comparison with Boomtown and Hollywood Park as stand alone companies, may enhance its position and enable it to trade at a higher multiple commensurate with other gaming companies of similar sizes to the combined company.

    Possible Synergies. Boomtown believes that the combined company will be able to achieve synergistic benefits through the complement of existing projects of Hollywood Park and Boomtown, including the diversity of gaming and other attractions (such as card clubs, horse racing and Hollywood Park's proposed sports attractions) and through the cross-marketing opportunities presented by the geographic spread of the combined company's operations.

  The Boomtown Board also reviewed and considered a number of other factors relevant to the Merger, including, among other things, the following:

    (a) information concerning Boomtown and Hollywood Park's business, financial performance and financial condition, existing operations and future gaming and other prospects, and the belief that the book value of Hollywood Park's assets is substantially understated;

    (b) the comparative market prices of the stock prices of Boomtown and Hollywood Park Common Stock, prices paid in other comparable merger and acquisition transactions, and an analysis of the respective future contributions to revenues, cash flow, EBITDA and net income of the combined companies based on industry analysts' estimates;

    (c) an evaluation of the prospects of Boomtown on a stand-alone basis, including possible financing alternatives for Boomtown taking into consideration Boomtown's efforts in this regard during the eighteen months prior to the execution of the Merger Agreement, including exploring possible equity or debt offerings, corporate partnering arrangements and the proposed merger with NGC (subsequently abandoned), among others;

    (d) the changing nature of the gaming industry and the need for substantial capital to compete effectively;

    (e) the reports of Boomtown's management, its financial advisors and legal counsel regarding the extensive due diligence review which had been conducted regarding Hollywood Park's business, operations, financial condition and expansion opportunities;

    (f) the composition and structure of the combined company's Board of Directors and management, including the expansion of the Board of Directors of Hollywood Park to an eleven person board with four Boomtown representatives and the expansion of the Hollywood Park Executive Committee to a five or six person Committee with two Boomtown representatives (initially Mr. Parrott and Mr. Goeglein), each for a period of three years;

    (g) the continuing incentives of the Boomtown employees as part of the combined enterprise, including the repricing of Boomtown employee stock options with an exercise price equal to the equivalent trading price of Common Stock immediately prior to execution of the Merger Agreement and the acceleration of vesting of certain of the Boomtown officers' stock options consistent with the terms of their employment agreements (see "--Interests of Certain Persons in the Merger");

    (h) the gaming and other regulatory approval processes, the likelihood of receipt of required gaming approvals for Hollywood Park's existing officers and directors, and the anticipated lengthy period of time prior to consummation of the Merger;

    (i) the tax-free treatment of the Merger for federal income purposes, and the expected purchase accounting treatment of the Merger for financial reporting purposes;

    (j) a financial presentation by Sutro, Boomtown's financial advisor, including Sutro's opinion that as of the date of the opinion, the Exchange Ratio was fair from a financial point of view to the stockholders of Boomtown (see "--Opinions of Financial Advisors--Opinion of Sutro");

    (k) the terms and conditions of the Merger Agreement, including the Exchange Ratio determining the number of shares to be issued to Boomtown stockholders, the closing conditions to the Merger (including the condition that Boomtown receive written assurances reasonable to it of the availability of sufficient funds to Hollywood Park to redeem the First Mortgage Notes and $60 million to fund future gaming projects of the combined company), the obligations of both companies not to solicit or encourage other acquisition proposals, the standstill provisions set forth in the confidentiality agreement between the companies and the exceptions thereto in the Merger Agreement, the restrictions on the conduct of business of each party, the breakup fee provisions and the circumstances under which either company can terminate the Merger Agreement (including the Boomtown Board's right to terminate the Merger Agreement in order to accept a financially superior proposal); and

    (l) the requirement that consummation of the Merger is conditioned upon approval of the Merger and the Merger Agreement by the holders of a majority of the outstanding Boomtown Common Stock entitled to vote.

  The Boomtown Board also considered a variety of potentially negative factors in its deliberations concerning the Merger, including the following: (1) the risks associated with Hollywood Park's business and expansion plans, including the risk of the passage of anti-gaming legislation in California, the lack of availability of a nationally recognized football or other sports team to serve as a major attraction for Hollywood Park's planned entertainment complexes and the continued deleterious effect of gaming competition on the results of operations for Hollywood Park's horse and dog racing operations, particularly in Kansas; (2) the fact that the Exchange Ratio does not include a premium over the trading price of Boomtown's Common Stock; (3) the risk of stock price fluctuations prior to and following the completion of the Merger, particularly given the fact that the Exchange Ratio is fixed (and hence the number of shares to be received by stockholders of Boomtown upon consummation of the Merger remains the same, regardless of fluctuations in the stock price of Boomtown or Hollywood Park prior to the Merger); (4) the potential dilutive effect of the issuance of Hollywood Park Common Stock to the Boomtown stockholders in the Merger during the development stage of the combined company's proposed expansion plans; (5) the risk of Hollywood Park and its management not obtaining necessary gaming approvals and the lengthy time period anticipated prior to consummation of the Merger (due to required regulatory approvals and other necessary consents); (6) the risk that financing will not be available to fund Boomtown's current expansion projects and proposed new projects, either because Hollywood Park is unable to obtain such financing or because it chooses to invest available funds in nongaming projects; (7) the Boomtown management's ability to influence the future direction of the combined company, including the fact that Boomtown representatives will represent neither a majority of the Board of Directors of the combined company nor a majority of the Executive Committee of the combined company; (8) the risk that despite the intentions and efforts of the parties, the benefits sought to be achieved in the Merger will not be achieved; (9) the risk that the operations of the two companies would not be successfully integrated and (10) the other risks described above under "Risk Factors."

  The foregoing discussion of the information and factors considered by the Boomtown Board is not intended to be exhaustive but is believed to include all material factors considered by the Boomtown Board. In view of the variety of factors considered in connection with its evaluation of the Merger, the Boomtown Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Boomtown Board may have given different weights to different factors. The directors voting on the Merger, with the exception of Mr. Roski who dissented, voted to recommend to the holders of Boomtown Common Stock that the Merger Agreement and the Merger be approved. Mr. Roski has indicated that he voted against the proposed Merger primarily because he believes it will create only incremental value for the stockholders of Boomtown, and because the proposed transaction, in his opinion, will leave Boomtown's stockholders largely dependent upon the prospective economic performance of Hollywood Park. Mr. Roski indicated that he analyzed Hollywood Park's recent operating results, the status of gaming in California and the prospects of certain of Hollywood Park's other businesses, and concluded that the anticipated synergies between Hollywood Park and Boomtown were unlikely to materialize. In addition, Mr. Roski also dissented because of his objections to certain provisions of the Merger Agreement. He believed that the absence of any adjustment mechanism to address declines in the value of Hollywood Park Common Stock constituted, in his view, an unacceptable risk to Boomtown's stockholders. He also objected to the provisions of the Merger Agreement that allowed for the repricing of Boomtown's management options. For a discussion of the interests of certain members of Boomtown's management and the Boomtown Board in the Merger, see "-- Interests of Certain Persons in the Merger."

BOARD RECOMMENDATIONS

  THE HOLLYWOOD PARK BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, HOLLYWOOD PARK AND ITS STOCKHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF HOLLYWOOD PARK COMMON STOCK VOTE FOR APPROVAL OF THE HOLLYWOOD PARK SHARE ISSUANCE PROPOSAL.

  THE BOOMTOWN BOARD HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, BOOMTOWN AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE HOLDERS OF BOOMTOWN COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINIONS OF FINANCIAL ADVISORS

 Opinion of Oppenheimer

  As part of its role as financial advisor to Hollywood Park, Oppenheimer rendered an oral opinion to the Board of Directors of Hollywood Park on April 23, 1996 (confirmed in a written opinion dated April 24, 1996) (the "Oppenheimer Opinion") to the effect that, subject to, the assumptions, factors, limitations and other matters set forth therein, the consideration to be received by the holders of Common Stock of Boomtown in the Merger was fair, from a financial point of view, to the stockholders of Hollywood Park. Oppenheimer is not aware of any significant events or changes to the information provided for analysis after the rendering of the Oppenheimer Opinion which would alter Oppenheimer's fairness determination.

  THE FULL TEXT OF THE OPPENHEIMER OPINION IS ATTACHED HERETO AS APPENDIX B. HOLDERS OF HOLLYWOOD PARK COMMON STOCK ARE URGED TO READ THE OPPENHEIMER OPINION IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITS OF THE REVIEW MADE BY OPPENHEIMER. THE FOLLOWING DISCUSSION OF THE OPPENHEIMER OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF APPENDIX B. THE OPPENHEIMER OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER AS TO HOW TO VOTE ON THE MERGER.

  The specific exchange ratio was determined by arm's-length negotiations between Hollywood Park and Boomtown during which negotiations representatives of Oppenheimer advised Hollywood Park. However, Oppenheimer did not make any recommendation as to any specific exchange ratio constituting the only appropriate exchange ratio for the Merger. Oppenheimer's opinion does not constitute an opinion as to the value of the Hollywood Park Common Stock when issued to holders of Boomtown Common Stock pursuant to the Merger or the price at which the Hollywood Park Common Stock will trade subsequent to the Merger.

  In arriving at its opinion, Oppenheimer (i) reviewed the draft Merger Agreement dated April 17, 1996; (ii) reviewed Hollywood Park's annual reports to stockholders and annual reports on Form 10-K for the five fiscal years ended December 31, 1995 and Hollywood Park's quarterly reports on Form 10-Q for the fiscal years 1994 and 1995; (iii) reviewed Boomtown's annual reports to stockholders and annual reports on Form 10-K for the three fiscal years ended September 30, 1995, Boomtown's audited financials for the two fiscal years ended September 30, 1992 and Boomtown's quarterly reports on Form 10-Q for the fiscal years 1994, 1995 and the first two quarters of fiscal 1996;
(iv) held discussions with the senior managements of Hollywood Park and Boomtown and visited certain major properties of Hollywood Park and Boomtown;
(v) reviewed financial projections for Hollywood Park prepared by Hollywood Park's management; (vi) reviewed financial projections for Boomtown prepared by Boomtown's management; (vii) held discussions with Hollywood Park regarding the plans for Boomtown after consummation of the Merger; (viii) reviewed current and historical market prices and trading data of Hollywood Park Common Stock and Boomtown Common Stock; (ix) reviewed financial and market data for certain public companies Oppenheimer deemed comparable to Hollywood Park and Boomtown, respectively; (x) reviewed and analyzed recent mergers and acquisitions of companies Oppenheimer deemed comparable to Boomtown; and (xi) performed such other analyses and reviewed such other information as Oppenheimer deemed appropriate. Oppenheimer did not review either Hollywood Park's or Boomtown's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, and June 30, 1996, respectively, since such reports were not yet available.

  In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information available to it from public sources or provided to it by Hollywood Park and Boomtown and their respective representatives. With respect to the forecasts regarding Hollywood Park's and Boomtown's future financial conditions and operating results provided to it as described in clauses (v) and (vi) above, Oppenheimer assumed, without independent verification or investigation, that such forecasts were reasonably prepared based on the best available information, estimates and judgments of Hollywood Park's and Boomtown's respective managements. In addition, Oppenheimer has neither made nor obtained any independent evaluation or appraisal of the assets or liabilities of Hollywood Park or Boomtown. Oppenheimer's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of its opinion. In engaging Oppenheimer to render the Oppenheimer Opinion, neither Hollywood Park nor any affiliate thereof provided any instructions or imposed any limitations as to the scope and breadth of Oppenheimer's due diligence investigations and financial analysis which would have inhibited Oppenheimer's ability to render a fairness determination.

  The following is a summary of certain factors considered and principal financial analyses performed by Oppenheimer to arrive at its April 24, 1996 opinion and does not purport to be a complete description of the analyses performed by Oppenheimer. Oppenheimer performed certain procedures, including each of the financial analyses described below, and reviewed with the managements of Hollywood Park and Boomtown the assumptions on which such analyses were based and other factors, including the current and projected financial results of such companies. Oppenheimer does not believe that any of such factors considered did not support its fairness determination.

VALUATION OF BOOMTOWN

  Common Stock Analysis. Oppenheimer reviewed current and historical market prices and trading data of the Boomtown Common Stock since Boomtown's initial public offering in October 1992. Oppenheimer noted that since Boomtown's initial public offering, Boomtown's Common Stock traded between a high of $32.50 and a low of $5.00 per share; during the 12 months ended March 12, 1996, Boomtown's Common Stock traded between a high of $13.00 and a low of $5.00 per share; and during the six months ended March 12, 1996, Boomtown's Common Stock traded between a high of $7.625 and a low of $5.00 per share. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Comparable Company Analysis. To obtain comparative market information and other data, Oppenheimer compared selected historical and estimated earnings, operating and financial data and ratios for Boomtown to corresponding data and ratios of certain gaming companies whose securities are publicly traded. In conducting its analysis, Oppenheimer considered the ratios implied from the market valuations of the following publicly traded companies selected by Oppenheimer (the "Boomtown Comparable Companies") based upon qualitative factors which Oppenheimer deemed relevant based upon its experience in the gaming industry: Argosy Gaming Company; Casino America, Incorporated; Casino Magic Corporation; Hollywood Casino Corporation; and President Casinos, Incorporated. Although Oppenheimer used these companies for comparison purposes, none of such companies is directly comparable to Boomtown. Data and ratios considered included, among other things: revenues, EBITDA, EBIT, net income, earnings per share, the ratio of aggregate value to TTM EBITDA, 1996 and 1997 projected EBITDA and the ratio of market price to TTM earnings per share and 1996 and 1997 projected earnings per share. All projected information for the Boomtown Comparable Companies was obtained from a third party service which summarizes the estimates made by analysts employed by several investment banking firms and from the published reports of research analysts employed by investment banking firms, including analysts employed by Oppenheimer. TTM is defined as the most recent 12 month period for which financial data was available. Aggregate value is defined as the sum of the face value of a company's indebtedness plus the market value of its equity securities less cash and cash equivalents. EBITDA is earnings before interest, taxes, depreciation and amortization and was selected for analysis by Oppenheimer because it is a widely used estimate of cash flows generated by operations. EBIT is earnings before interest and taxes and was selected by Oppenheimer because it is a measure of operating performance. Oppenheimer noted the following ranges and averages of aggregate value/EBITDA multiples for the Boomtown Comparable Companies: a range of 5.0x to 9.5x and an average of 6.9x for the most recent 12 month period for which data was available; a range of 4.3x to 5.1x and an average of 4.9x for projected 1996 EBITDA; and a range of 3.8x to 4.6x and an average of 4.3x for projected 1997 EBITDA. In addition, Oppenheimer noted the following ranges and averages of price/earnings per share multiples for the Boomtown Comparable Companies: a range of 6.7x to 19.5x and an average of 14.2x for the most recent 12 month period for which data was available; a range of 5.7x to 15.6x and an average of 10.3x for projected 1996 earnings; and a range of 4.9x to 10.4x and an average of 7.4x for projected 1997 earnings. Based on historical and projected financials, this analysis implied an equity value range of $7.65 to $11.80 per share of Boomtown Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Mergers & Acquisitions Transaction Analysis. Oppenheimer reviewed the consideration paid in certain mergers and acquisitions transactions involving gaming companies with characteristics it determined to be similar to Boomtown's. Oppenheimer considered 26 transactions which were consummated during the past 10 years; particularly, Circus Circus' acquisition of Gold Strike and ITT Corporation's acquisition of Caesars World. However, these transactions were viewed not to be directly comparable to the Merger, given among other factors the size differentials between Caesars World, Gold Strike and Boomtown. The acquisitions of Gold Strike and Caesars World transactions were done at a range of 7.5x to 7.7x multiple of projected 1995 EBITDA. Caesars' and Gold Strike's premium valuations were primarily driven by each company's size, diversification of cash flows, expected earnings growth, brand name and the excellent reputation of each company's senior management. Oppenheimer regarded Boomtown as a much smaller company not deserving of a similar premium valuation, given its more limited growth prospects and the significant leverage on its balance sheet. Applying a 20% to 25% discount to the Caesars and Gold Strike valuations implied an EBITDA multiple range of 5.7x to 6.1x. This analysis implied an equity value range of $10.57 to $12.16 per share of Boomtown Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Discounted Cash Flow Analysis. In conducting its analysis, Oppenheimer relied on certain assumptions, financial projections and other information provided by the management of Boomtown. Oppenheimer performed its analysis using Boomtown's management's estimates of future performance of its properties and the future results of operations of Boomtown. Oppenheimer selected a range of terminal exit multiples of 6.0 to 8.0 times EBITDA and a range of discount rates of 10% to 20% based upon its subjective judgments about, among other things, the capital markets, Boomtown's prospects and the gaming industry. The terminal exit multiple represents an estimate of the value of Boomtown's earnings at the end of the five year period covered by Boomtown's management's projections. This analysis implied an equity value range of $5.63 to $9.69 per share of Boomtown Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

VALUATION OF HOLLYWOOD PARK

  Since the Merger requires the issuance of Hollywood Park Common Stock, Oppenheimer performed a valuation of Hollywood Park in a similar manner to the valuation it performed of Boomtown.

  Common Stock Analysis. Oppenheimer reviewed current and historical market prices and trading data of the Hollywood Park Common Stock during the past three years. Oppenheimer noted that during the three year period ended March 12, 1996, Hollywood Park's Common Stock traded between a high of $34.875 and a low of $9.00 per share; during the 12 months ended March 12, 1996, Hollywood Park's Common Stock traded between a high of $14.75 and a low of $9.00 per share; and during the six months ended March 12, 1996, Hollywood Park's Common Stock traded between a high of $10.75 and a low of $9.00 per share. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Comparable Company Analysis. To obtain comparative market information and other data, Oppenheimer compared selected historical and estimated earnings and operating and financial data and ratios for Hollywood Park to corresponding data and ratios of certain companies that have operations similar to both of Hollywood Park's main business lines, pari-mutuel and gaming, whose securities are publicly traded. In conducting its analysis, Oppenheimer considered the ratios implied from the market valuations of the following publicly traded companies selected by Oppenheimer based upon qualitative factors which Oppenheimer deemed relevant based upon its experience in the gaming industry: California Jockey Club; Churchill Downs Incorporated; Equus

Gaming Group; Penn National Gaming, Incorporated; and Santa Anita Operating Company (the "Hollywood Park Comparable Pari-Mutuel Companies"); and Alpha Hospitality, Ameristar Casinos, Argosy Gaming Company, Ballys Grand, Boardwalk Casino, Inc., Casino America, Inc., Casino Magic Corporation, Casino Resource Corporation, Crown Casino Corporation, Griffin Gaming and Entertainment, Harveys Casino Resorts, Hollywood Casino Corporation, Lady Luck Gaming Corporation, Monarch Casino & Resort, Inc., Pratt Hotel Corporation, President Casinos, Inc., Rio Hotel & Casino, Riviera Holdings Corporation, Sahara Resorts and Sands Regent (the "Hollywood Park Comparable Gaming Companies"). Although Oppenheimer used these companies for comparison purposes, none of such companies is directly comparable to Hollywood Park. Data and ratios considered included, among other things: revenues, EBITDA, EBIT, net income, earnings per share, the ratio of aggregate value to 1994 and TTM EBITDA, 1996 and 1997 projected EBITDA and the ratio of market price to TTM earnings per share and 1996 and 1997 projected earnings per share. All projected information for the Hollywood Park Comparable Pari-Mutuel Companies and Hollywood Park Comparable Gaming Companies was obtained from a third party service which summarizes the estimates made by analysts employed by several investment banking firms and from the published reports of research analysts employed by investment banking firms, including analysts employed by Oppenheimer. Oppenheimer noted the following ranges and averages of aggregate value/EBITDA multiples for the Hollywood Park Pari-Mutuel Companies: a range of 7.4x to 23.3x and an adjusted average, excluding the highest and lowest data points, of 13.9x for the most recent 12 month period for which data was available; a range of 8.2x to 38.0x and an adjusted average, excluding the highest and lowest data points, of 23.4x for 1994 EBITDA. Oppenheimer also noted the following ranges and averages of price/earnings per share multiples for the Hollywood Park Comparable Pari-Mutuel Companies: a range of 8.7x to 38.8x and an adjusted average, excluding the highest and lowest data points, of 15.5x for the most recent 12 month period for which data was available; a range of 8.2x to 19.7x and an adjusted average, excluding the highest and lowest data points, of 9.8x for projected 1996 earnings; and 7.9x for projected 1997 earnings.

  In addition, Oppenheimer noted the following ranges and averages of aggregate value/EBITDA multiples for the Hollywood Park Comparable Gaming
Companies: a range of 1.4x to 39.7x and an adjusted average, excluding the highest and lowest data points, of 7.1x for the most recent 12 month period for which data was available; a range of 2.2x to 8.0x and an adjusted average, excluding the highest and lowest data points, of 5.9x for projected 1996 EBITDA; and a range of 2.7x to 7.2x and an adjusted average, excluding the highest and lowest data points, of 5.1x for projected 1997 EBITDA. Oppenheimer also noted the following ranges and averages of price/earnings per share multiples for the Hollywood Park Comparable Gaming Companies: a range of 2.0x to 92.9x and an adjusted average, excluding the highest and lowest data points, of 13.0x for the most recent 12 month period for which data was available; a range of 5.7x to 18.1x and an adjusted average, excluding the highest and lowest data points, of 10.1x for projected 1996 earnings; and a range of 4.2x to 13.6x and an adjusted average, excluding the highest and lowest data points, of 7.8x for projected 1997 earnings.

  Since Hollywood Park currently operates in two business segments, pari-mutuel and casino-style card clubs, Oppenheimer valued Hollywood Park on a segment basis, comparing the pari-mutuel operations to the Hollywood Park Comparable Pari-Mutuel Companies and comparing the card club segment to the Hollywood Park Comparable Gaming Companies. Oppenheimer then combined the segment valuations to derive an implicit valuation for the entire company. This analysis implied an equity value range of $11.27 to $16.16 per share of Hollywood Park Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Discounted Cash Flow Analysis. In conducting its analysis, Oppenheimer relied on certain assumptions, financial projections and other information provided by the management of Hollywood Park. Oppenheimer performed its analysis using Hollywood Park's management's estimates of future performance of its properties and the future results of operations of Hollywood Park. Oppenheimer selected a range of terminal exit multiples of 8.0 to 10.0 times EBITDA and a range of discount rates of 10% to 15% based upon its subjective judgments about, among other things, the capital markets, Hollywood Park's prospects and the gaming and pari-mutuel industries. The terminal exit multiple represents an estimate of the value of Hollywood Park's earnings at the end of the five year period covered by Hollywood Park's management's projections. This analysis implied an equity value range of $11.16 to $13.32 per share of Hollywood Park Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

VALUATION OF COMBINED HOLLYWOOD PARK/BOOMTOWN

  Oppenheimer undertook an analysis of the effect of combining the two companies. For this purpose, it considered the following approaches: (i) Comparable Company Analysis; (ii) Discounted Cash Flow Analysis; (iii) Contribution Analysis; and (iv) Pro Forma Merger Analysis.

  Comparable Company Analysis. To obtain comparative market information and other data, Oppenheimer compared selected historical and estimated earnings and operating and financial data and ratios for the combined company to corresponding data and ratios of certain gaming companies whose securities are publicly traded. In conducting its analysis Oppenheimer considered the ratios implied from the market valuations of the following publicly traded companies selected by Oppenheimer (the "Combined Company Comparable Companies") based upon qualitative factors which Oppenheimer deemed relevant based upon its experience in the gaming industry: Aztar Corporation; Bally Entertainment Corporation; Boyd Group; Grand Casinos, Incorporated; Players International, Incorporated; Primadonna Resorts, Incorporated; Showboat Incorporated; Station Casinos, Incorporated; Stratosphere Corporation; and Sun International Hotels Limited. Although Oppenheimer used these companies for comparison purposes, none of such companies is directly comparable to the combined company. Data and ratios considered included, among other things: revenues, EBITDA, EBIT, net income, earnings per share, the ratio of aggregate value to TTM EBITDA, 1996 and 1997 projected EBITDA, the ratio of market price to TTM earnings per share and 1996 and 1997 projected earnings per share. All projected information for the Combined Company Comparable Companies was obtained from Institutional Broker's Estimate Service, a third party service which summarizes the estimates made by analysts employed by several investment banking firms and from the published reports of research analysts employed by investment banking firms, including analysts employed by Oppenheimer. Oppenheimer noted the following ranges and averages of aggregate value/EBITDA multiples for the Combined Company Comparable Companies: a range of 6.7x to 312.5x and an adjusted average, excluding the highest and lowest data points, of 13.3x for the most recent 12 month period for which data was available; a range of 3.8x to 16.9x and an adjusted average, excluding the highest and lowest data points, of 8.1x for projected 1996 EBITDA; and a range of 2.9x to 11.6x and an adjusted average, excluding the highest and lowest data points, of 5.9x for projected 1997 EBITDA. In addition, Oppenheimer noted the following ranges and averages of price/earnings per share multiples for the Combined Company Gaming Companies: a range of 10.8x to 36.4x and an adjusted average, excluding the highest and lowest data points, of 22.2x for the most recent 12 month period for which data was available; a range of 7.9x to 22.1x and an adjusted average, excluding the highest and lowest data points, of 15.1x for projected 1996 earnings; and a range of 6.3x to 14.5x and an adjusted average, excluding the highest and lowest data points, of 11.6x for projected 1997 earnings. This analysis implied an equity value range of $13.02 to $14.83 per share of the combined company's Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Discounted Cash Flow Analysis. Oppenheimer prepared a discounted cash flow valuation of Hollywood Park and Boomtown as a combined entity to determine if the proposed merger enhances stockholder value from a Hollywood Park perspective. In conducting its analysis, Oppenheimer relied on certain assumptions, financial projections and other information provided by the managements of Hollywood Park and Boomtown. Oppenheimer performed its analysis using Hollywood Park's and Boomtown's management's estimates of the future performances of its properties and the future results of operations of Hollywood Park and Boomtown. Oppenheimer selected a range of terminal exit multiples of 8.0 to 10.0 times EBITDA and a range of discount rates of 10% to 15% based upon its subjective judgments about, among other things, the capital markets, combined company prospects and the gaming and pari-mutuel industries. The terminal exit multiple represents an estimate of the value of combined company earnings at the end of the five year period covered by Hollywood Park's and Boomtown's management's projections. This analysis implied an equity value range of $14.33 to $18.70 per share of the combined company's Common Stock. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Contribution Analysis. Oppenheimer reviewed the relative contribution to the combined company after the Merger of Hollywood Park, as a stand alone enterprise, and Boomtown, as a stand alone enterprise. Oppenheimer relied upon estimates of 1996 financial information provided by Hollywood Park's and Boomtown's respective managements. These estimates implied that Hollywood Park and Boomtown would provide 40.7% and 59.3% of the combined revenues, 39.6% and 60.4% of the combined EBITDA, 48.3% and 51.7% of the combined EBIT and 76.5% and 23.5% of the combined net income before extraordinary items, respectively. Hollywood Park's shareholders would represent 78.3% of the combined company's outstanding common stock, while Boomtown's outstanding indebtedness would make up 99.7% of the combined company's total indebtedness (excluding the non-recourse indebtedness associated with the Woodlands). Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  Proforma Merger Analysis. Oppenheimer analyzed certain pro forma effects resulting from the Merger. In conducting its analysis, Oppenheimer relied upon certain assumptions described above and the financial projections provided by the managements of Hollywood Park and Boomtown. Oppenheimer also reviewed, without independent verification, the estimates prepared by the respective managements of Hollywood Park and Boomtown of cost reductions and synergies achievable as a result of the Merger. These cost reductions and synergies primarily consist of savings based on the combined companies' financial strength as well as certain assumed general and administrative savings. The financial savings are expected to result from actions such as: (i) refinancing existing Boomtown indebtedness at a lower cost of capital; (ii) restructuring the Boomtown Las Vegas arrangement with the landlord; and (iii) restructuring or buying out high cost operating leases associated with certain Boomtown properties. Other synergistic savings include cost reductions associated with operating, overhead and reporting expenses for the combined company. Additionally, using the financial information and projections provided to Oppenheimer by Hollywood Park's and Boomtown's respective managements, Oppenheimer reviewed Hollywood Park's 1996 and 1997 pro forma projected earnings per share resulting from the Merger. This analysis revealed that the Merger would be accretive with regard to Hollywood Park's stockholders to pro forma earnings per share (i.e., the pro forma earnings per share of the combined company would exceed the earnings per share of Hollywood Park on a stand-alone basis) on the basis described for the period from the closing of the Merger through 2000. Oppenheimer drew no specific conclusion from this analysis but subjectively factored its observations from this analysis into its qualitative assessment of the relevant facts and circumstances.

  The summary set forth above does not purport to be a complete description of the analyses performed and factors considered by Oppenheimer. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, Oppenheimer believes that its analysis must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. Furthermore, in arriving at its fairness opinion, Oppenheimer did not attribute any particular weight to any analysis, or factor considered by it, but rather made subjective and qualitative judgments as to the significance and relevance of each analysis and factor. In performing its analyses, Oppenheimer made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  Hollywood Park selected Oppenheimer as its financial advisor because Oppenheimer is an internationally recognized investment banking firm and the principals of Oppenheimer have substantial experience in transactions similar to the Merger, are familiar with Hollywood Park, Boomtown and their respective businesses and are familiar with the gaming industry. As part of its investment banking business, Oppenheimer is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities and private placements. In the ordinary course of business, Oppenheimer may actively trade the debt and equity securities of Hollywood Park and Boomtown for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Oppenheimer has performed investment banking and financial advisory services for both Hollywood Park and Boomtown in the past and has been compensated for such services. In the past, Oppenheimer has performed the following investment banking and financial advisory services for Boomtown: (i) lead manager of its October 1992 initial public offering; (ii) lead manager of its May 1993 follow-on common stock offering; (iii) lead manager of its November 1993 units offering consisting of $103,500,000 of First Mortgage Notes and 472,500 warrants to purchase common stock; and (iv) financial advisor to Boomtown in 1993 in connection with the development of Boomtown's New Orleans and Biloxi properties. In connection with the October 1992 initial public offering of Boomtown, Oppenheimer and certain of its affiliates and employees received 106,641 warrants exercisable for Boomtown Common Stock at a price of $12.00 per share. With regard to Hollywood Park, Oppenheimer has performed the following investment banking and financial advisory services: (i) lead manager of its June 1993 follow-on common stock offering and (ii) rendered a fairness opinion with regard to Hollywood Park's purchase of the Woodlands Race Track and related facilities in Kansas.

  Pursuant to the terms of an engagement letter, dated as of March 14, 1996, Hollywood Park paid Oppenheimer a fee of $150,000 for rendering its fairness opinion dated April 24, 1996. In addition, Hollywood Park has agreed to pay Oppenheimer fees of $250,000 in the aggregate for "bring down" fairness opinions to be delivered on the date that the Proxy Statement is mailed and the date immediately prior to the Effective Date of the Merger. In addition, if the Merger is consummated and only if the Merger is consummated, Hollywood Park has agreed to pay Oppenheimer $1,100,000 upon such consummation, $100,000 of which was paid as a creditable retainer upon the execution of the engagement letter. Hollywood Park has also agreed to reimburse Oppenheimer for its out-of-pocket expenses (including reasonable fees and expenses) incurred in connection with its engagement and to indemnify Oppenheimer, its employees, directors, officers, agents, affiliates, and each person, if any, controlling Oppenheimer or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to Oppenheimer's engagement.

 Opinion of Sutro

  Boomtown has engaged Sutro to act as its financial advisor in connection with the transaction contemplated by the Merger Agreement and to render its opinion to the Board of Directors of Boomtown as to the fairness, from a financial point of view, of the consideration to be provided by Hollywood Park pursuant to the Merger Agreement. Sutro was retained based on its experience, expertise in the industry, reputation and prior relationship with Boomtown. Sutro was instructed by the Boomtown Board to perform any analysis and due diligence it felt was necessary to render its opinion to the Boomtown Board. Neither Boomtown nor any affiliate thereof provided any instructions or imposed any limitations as to the scope and breadth of Sutro's due diligence investigations and financial analysis which would have inhibited Sutro's ability to render a fairness determination.

  On April 23, 1996, Sutro rendered an oral opinion, concurrently confirmed in writing that, as of such date and subject to the assumptions described in such opinion, the Exchange Ratio for the holders of Common Stock of Boomtown is, from a financial point of view, fair (the "Sutro Opinion"). Sutro is not aware of any significant events or changes to the information provided for analysis after the rendering of the Sutro Opinion which would alter Sutro's fairness determination. A copy of the written opinion of Sutro is attached hereto as Appendix B. Stockholders of Boomtown are urged to read such opinion in its entirety for a discussion of the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion. Sutro did not recommend to Boomtown that any specific exchange ratio constituted the only appropriate exchange ratio of the Merger. Sutro's opinion addresses only the fairness of the Exchange Ratio from a financial point of view to Boomtown as of the date of the opinion and does not constitute a recommendation to any stockholder of Boomtown as to how such stockholder should vote at the Boomtown Meeting. The summary of the opinion of

Sutro set forth in this Joint Proxy/Statement Prospectus is qualified in its entirety by reference to the full text of such opinion.

  In arriving at its opinion, Sutro, among other things, (i) reviewed the Merger Agreement; (ii) reviewed Boomtown's Annual Report to Stockholders and Annual Report on Form 10-K for the three fiscal years ended September 30, 1995 and Quarterly Report on Form 10-Q for the period ended December 31, 1995;
(iii) reviewed Hollywood Park's Annual Report to Stockholders and Annual Reports on Form 10-K for the three fiscal years ended December 31, 1995; (iv) reviewed certain operating and financial information, including financial projections provided to Sutro by the managements of Boomtown and Hollywood Park; (v) held discussions with senior management of Boomtown and Hollywood Park and visited certain major properties of Hollywood Park; (vi) reviewed the historical prices and trading volumes of the Common Stock of both Boomtown and Hollywood Park; (vii) reviewed publicly available financial data, stock market performance and credit data of companies which Sutro deemed comparable to Boomtown and Hollywood Park; and (viii) conducted other studies and analyses as Sutro deemed appropriate. In addition, Sutro discussed with Boomtown's management the historical financial statements and financial projections for Boomtown. Sutro did not review either Hollywood Park's or Boomtown's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, and June 30, 1996, respectively, since such reports were not yet available.

  In connection with its review, Sutro did not independently verify any of the foregoing information and relied on such information being complete and accurate in all material aspects. With respect to the financial projections, Sutro assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the managements of Boomtown and Hollywood Park as to the future financial performance of each company independently and as a merged entity pursuant to the Merger Agreement. Sutro did not and does not assume any responsibility for the information or projections provided to it, and Sutro has further relied upon the assurances of the management of both Boomtown and Hollywood Park that they are unaware of any facts that would make the information or projections provided to Sutro incomplete or misleading. Sutro did not make an independent evaluation and appraisal of the assets of Boomtown or Hollywood Park. Sutro was not requested to, and did not, solicit third party indications of interest in acquiring Boomtown. The specific Exchange Ratio was determined by arms' length negotiations between Boomtown and Hollywood Park. Sutro's opinion does not constitute an opinion as to the value of the Hollywood Park Common Stock when issued to holders of Boomtown Common Stock pursuant to the Merger or the price at which the Hollywood Park Common Stock will trade subsequent to the Merger. Sutro's opinion was necessarily based on economic, market and other conditions, and the information made available to it, as of the date of the opinion.

  Based on its analyses and assessment of the facts and circumstances surrounding Boomtown's financial and operational conditions, Sutro did not find any significant factors which did not support its determination of the fairness, from a financial point of view, of the proposed Exchange Ratio to Boomtown stockholders.

  In connection with rendering its opinion, Sutro performed a variety of financial analyses which are summarized below:

  PRO FORMA ANALYSIS The pro forma analysis examined the financial results of Boomtown and Hollywood Park assuming the consummation (for analytical purposes) on September 30, 1996 of the Merger (the "New Company"). This analysis was based upon various estimates and assumptions regarding operations, the possible refinancing of Boomtown debt by the New Company and capital expenditure programs for both Boomtown and Hollywood Park that, while based on both companies current plans, are inherently subject to significant business, economic and competitive uncertainty and contingencies, many of which are beyond the control of the companies and are subject to change. The pro forma analysis compared Boomtown's earnings per share on a stand-alone basis to Boomtown's relative portion of Hollywood Park's earnings per share after the application of the Exchange Ratio, otherwise known as "Equivalent EPS."

  Sutro analyzed the earnings per share impact on Boomtown for fiscal years 1997-2000 of the Merger. The analysis assumed the Merger would be consummated on September 30, 1996 and that the New Company, post-merger, (i) refinances its existing long-term debt; (ii) utilizes additional capital expenditures for the expansion of certain Boomtown properties; (iii) buys out certain Boomtown operating leases; (iv) buys out the operating lease relating to the Biloxi property; and (v) is able to terminate the Las Vegas joint venture as a result of the Merger. The analysis of Boomtown earnings per share, based on the assumptions described above, was compared to Boomtown's projected stand-alone earnings per share, including the Las Vegas joint venture through the expiration of Blue Diamond lease in 1999, as if the Merger does not occur ("Alternative Case").

  The analysis indicated that with the significant capital expenditures projected through the year 2000 as part of the New Company's capital programs, Equivalent EPS for the New Company would be initially accretive to the Boomtown stockholders and thereafter dilutive to the Boomtown stockholders through the three-year development and implementation phases of the proposed expansion projects not otherwise possible without the Merger, compared to earnings per share in the Alternative Case. The initial accretion would be approximately 5.1% in 1997, and the dilution would be 24.3%, 17.7% and 4.0% in the years 1998, 1999 and 2000, respectively. Thereafter, the Merger should be accretive to the Boomtown stockholders. In addition, the New Company has greater prospects for higher long-term earnings growth potential than does Boomtown on a stand-alone basis, due to the New Company's ability to finance current expansion projects and new gaming and other entertainment opportunities.

  SELECTED COMPARABLE PUBLIC COMPANY ANALYSIS Sutro reviewed certain publicly available historical financial information, projected 1996 and projected 1997 financial results (reflecting a composite of Wall Street research analyst estimates as reported by a third party service), stock market performance, debt coverage ratios and credit ratings of selected publicly traded gaming and entertainment related companies. The comparable company universes were, in Sutro's judgment, reasonably comparable to Boomtown and Hollywood Park on an operational, financial and credit basis.

  The comparable public companies for Boomtown included: Ameristar Casinos, Inc., Argosy Gaming Corp., Casino America, Inc., Casino Magic Corp., Hollywood Casino, Inc., Jackpot Enterprises, Inc., and Players International, Inc.

  The comparable public companies for Hollywood Park included: Bay Meadows Operating Corp., Churchill Downs, Inc., International Thoroughbred Breeders, Penn National Gaming, Inc. and Santa Anita Realty Enterprises.

  The comparable companies used for the purposes of credit evaluation ("Credit Comparables") included: Argosy Gaming Corp., Aztar Corp., Bally Entertainment Corp., Boyd Gaming Corp., Empress River Casino, Grand Casinos Inc., Players International Inc., Showboat, Inc. and Station Casinos Inc.

  Financial and market information for the comparable companies included, among other things, market capitalization, earnings per share, price to earnings ratio and aggregate enterprise value (defined as equity value plus long-term debt less cash and cash equivalents) as a multiple of revenue, operating income and EBITDA (earnings before interest, tax, depreciation and amortization expenses). The analysis indicated that, based on the closing stock prices on April 19, 1996, the Boomtown comparables, at the median, traded at 16.9x earnings per per share for the calendar year 1995, 12.4x projected earnings per share for the calendar year 1996 and 10.5x projected earnings per share for the calendar year 1997. Based on the closing stock prices on April 19, 1996, the Hollywood Park comparables, at the median, traded at 23.2x earnings per share for the calendar year 1995, 17.7x projected earnings per share for calendar year 1996 and 14.2x projected earnings per share for calendar year 1997. Such multiples were based on the median trading multiples of the comparable companies and a composite of research analyst estimates of projected 1996 and projected 1997 (if available) earnings per share as reported by such third party service.

  The analysis also indicated that, based on the closing stock prices on April 19, 1996, Boomtown traded at 24.2x projected earnings per share for calendar year 1996. Based on the closing stock prices on April 19, 1996, Hollywood Park traded at 51.3x projected earnings per share for calendar year 1996. The multiples were based on projected earnings per share of $0.24 for Boomtown and $0.19 for Hollywood Park for calendar year 1996, which represents the average of Wall Street research analysts as reported by a third party service. Such third party service's estimates for 1997 for Boomtown were not available at the time of analysis.

  In addition to the financial and market information for Boomtown and Hollywood Park comparables, coverage ratios including EBITDA to Interest Expense as well as EBITDA to Debt Service (includes current portion of long-term debt and interest expense) were also examined to evaluate the financing assumptions made in the New Company projections. The results indicated that for the Boomtown, Hollywood Park and Credit Comparables, the median EBITDA to Interest Expense was 4.0x, 25.9x and 3.3x for the period ending December 31, 1995, respectively. The median EBITDA to Debt Service for the Boomtown, Hollywood Park and Credit Comparables was 3.9x, 25.8x and 2.6x for the period ended December 31, 1995, respectively. EBITDA to Interest Expense for Boomtown, Hollywood Park and pro forma for the New Company was 1.6x, 5.3x and 3.7x for the period ending December 31, 1995 (Boomtown and Hollywood Park) and projected pro forma fiscal year 1996 (New Company). EBITDA to Debt Service for Boomtown, Hollywood Park and pro forma for the New Company was 1.4x, 2.7x and 3.1x for the period ended December 31, 1995 (Boomtown and Hollywood) and pro forma projected fiscal year 1996 (New Company). Both interest expense and debt ratios examined for the New Company, assuming the projected capital assumptions, were higher than the Boomtown ratios in the Alternative Case, indicating the New Company's ability to support its debt, to support projected capital expenditures as well as to improve the possibility of obtaining favorable financing terms based on the projected financial and operating characteristics of the New Company.

  HISTORICAL MARKET PRICE ANALYSIS For Boomtown and Hollywood Park, Sutro examined the closing market prices of each company's common stock over the 90-day trading period prior to the announcement of the Merger. Such analyses supported the conclusions discussed therein.

  CREDIT RATING OUTLOOK The determination of credit ratings by major agencies is both a subjective as well as objective process based on individual rating agency criteria. Therefore, there can be no assurance of a particular rating for the New Company or of its ultimate ability to obtain financing at a desired rate as a result of a particular crediting rating. However, there are several factors which the credit agencies will examine in arriving at a rating which Sutro has also examined in analyzing the New Company's ability to obtain favorable financing for its projected capital expenditures. In analyzing the fairness of the Exchange Ratio and the New Company's ability to finance its projected capital projects and debt refinancing, Sutro considered: industry outlook, regulatory trends, management quality, operation and financial position, potential issue structures and alternative liquidity sources, if applicable. Such analysis indicated that the New Company would be better positioned to receive a more favorable credit rating than would be achieved by Boomtown on a stand-alone basis.

  DISCOUNTED CASH FLOW VALUATION ANALYSIS The discounted cash flow valuation analysis (the "DCF") derives equity values based on the present value of future net cash flows, less current debt. Sutro analyzed the financial projections provided by the management of Boomtown and Hollywood Park. The projected cash flows through 2000 were discounted to present value using a range of discount rates based on the weighted average cost of capital as derived by the capital asset pricing model for the each entity evaluated based on the respective comparable public company universes. For the purposes of this analysis, annual free cash flow equaled de-levered net income, plus depreciation, less capital expenditures, less the change in working capital and other cash charges. The terminal value was determined by applying an exit multiple based on the median EBITDA multiple of comparable public companies. The median implied valuation per Boomtown share based on the DCF utilizing an EBITDA exit multiple of 6.7x and a discount rate of 11.0% indicated a value of approximately $12.30. The median implied valuation per Hollywood share based on the DCF utilizing an EBITDA exit multiple of 14.5x and a discount rate of 12.0% indicated a value of approximately $18.67. The implied exchange ratio based on median results would be 0.66x.

  ACQUISITION PREMIUM ANALYSIS Sutro reviewed the purchase premiums on certain publicly disclosed merger transactions involving exchanges of stock with total consideration between $100 million and $200 million which occurred between January 1993 and March 1996. Premiums are defined as the excess, in percentage terms, of the per share purchase price relative to the target's stock price prior to announcement of the transaction. Sutro calculated the premiums paid to the public stock price one day, and one month prior to the announcements of such transactions. This analysis indicated median premiums of 27.7%, and 39.9% to the public stock price one week and one month, respectively, prior to the announcement date of the transaction. Such premiums were then compared to the premiums implied by using the per share value of Boomtown with Hollywood Park. Such analysis was conducted assuming the terms of the Merger and both (i) Boomtown's closing stock price on March 19, 1996 of $5.75 per share and (ii) Hollywood's March 19, 1996 stock price of $9.75 per share. The median implied per share valuation of Boomtown based on the analysis of premiums paid to market stock price based on one day and one month prior to the announcement was $8.62 and $9.44, respectively. Using these prices, the exchange ratio would be 0.88x and 0.97x, respectively.

  Sutro drew no specific conclusion from any of the above analyses but subjectively factored its observations from the analyses into its qualitative assessment of the relevant facts and circumstances. Such qualitative assessment include an evaluation of (i) Boomtown's substantial expansion opportunities with its existing properties and other gaming projects, including the Indiana Project, and brand-name identity; (ii) Boomtown's lack of sufficient capital to finance its expansion projects despite its active exploration during the preceding eighteen months of financing alternatives;
(iii) the uncertainties regarding Boomtown's exit strategy regarding Boomtown's Las Vegas operation as of the date of the Sutro Opinion and the regulatory environment, including the potential voter referendum regarding gaming operations in Jefferson Parish (where Boomtown's Louisiana riverboat operations are located), which Boomtown indicated had adversely affected its capital raising efforts. Sutro's qualitative assessment also included the belief that as a result of the above factors, substantial value in Boomtown could be realized with the infusion of capital resulting from the Merger that would inure to the substantial benefit of the Boomtown stockholders.

  The above summary of the analyses prepared by Sutro does not purport to be a complete description of Sutro's analyses. Sutro has indicated to Boomtown that its analyses must be considered as a whole and selecting portions of the factors considered and analyses performed by it, without considering all factors and analyses, could create an incomplete view of the processes underlying Sutro's analyses and fairness opinion. The preparation of a fairness opinion is a complex process which is not necessarily susceptible to partial analyses or summary description. In its analyses, Sutro made numerous assumptions which Sutro considered reasonable with respect to the gaming industry, general business and economic conditions and other matters, many of which are beyond the control of Boomtown. Any estimates contained therein are not necessarily indicative of actual value, which may be significantly more or less favorable than as set forth herein. Estimates of value of companies do not purport to be appraisals and do not necessarily reflect the prices at which companies may actually be sold. The analyses performed were prepared solely as part of Sutro's analysis of the fairness of the Exchange Ratio from a financial point of view, to Boomtown stockholders and was provided to Boomtown in connection with the delivery of Sutro's opinion.

  Sutro, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations. Sutro had acted as financial advisors to the Board of Directors of Boomtown in connection with the Merger described above and Sutro will receive a fee for rendering an opinion. In the ordinary course of our business, Sutro may actively trade the securities of Boomtown and Hollywood Park for its own account or the account of Sutro's customers and, accordingly, may at any time hold a long or short position in such securities. Sutro has previously provided investment banking services for Boomtown. Sutro acted as a managing underwriter for Boomtown's initial public offering in October 1992 of 3,737,500 shares at a price of $10.00, the follow-on common stock offering of 3,910,000 shares at a price of $27.50 and the units offering in November 1993 consisting of $103,500,000 of First Mortgage Notes and Warrants to purchase 472,500 shares of common stock. In addition, Sutro acted as financial advisor to Boomtown in June 1993 in connection with the Blue Diamond Hotel & Casino, Inc. joint venture and has performed certain valuation analyses in connection with the Blue Diamond Swap.

  For its services, Sutro has received a $50,000 retainer fee and fee of $300,000 for rendering its opinion in connection with the Merger. In addition, if the Merger is consummated and only if the Merger is consummated, Sutro will receive a fee of $350,000 upon such consummation. Boomtown has also agreed to indemnify Sutro and certain related parties against certain liabilities in connection with its engagement, including certain liabilities under the federal securities law.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Indemnification and Insurance. The Merger Agreement provides that Hollywood Park will assume all of the obligations of Boomtown under Boomtown's existing indemnification agreements with each of the directors and officers of Boomtown, as such agreements relate to the indemnification of such persons for expenses and liabilities arising from facts or events that occurred on or prior to the Effective Date or relating to the transactions contemplated by the Merger Agreement. The Merger Agreement also provides that all rights to indemnification existing in favor of the directors, officers or employees of Boomtown under its Certificate of Incorporation or Bylaws, as in effect on the date of the execution of the Merger Agreement, shall, with respect to matters occurring through the Effective Date, survive the consummation of the Merger and continue in full force and effect for at least six years thereafter. In addition, the Merger Agreement provides that the Bylaws and Certificate of Incorporation of the surviving corporation in the Merger shall contain provisions regarding indemnification identical to those in the Boomtown Certificate of Incorporation and the Boomtown Bylaws, as in effect on the date of the execution of the Merger Agreement, and that such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of the directors or officers of Boomtown.

  The Merger Agreement also requires Hollywood Park to cause the surviving corporation in the Merger to maintain in effect for six years after the Effective Date, for the benefit of the directors and officers of Boomtown, the policies of directors' and officers' liability insurance currently maintained by Boomtown (or substitute policies containing terms and conditions no less advantageous to the directors and officers of Boomtown), covering matters occurring before the Effective Date, but only to the extent such insurance is available upon commercially reasonable terms (which shall include insurance available at premiums not in excess of 200% of the annual premium currently being paid by Boomtown for such insurance).

  Interests in Boomtown Common Stock. As of the Boomtown Record Date, the directors and executive officers of Boomtown owned an aggregate of 1,065,488 shares of Boomtown Common Stock. Based upon the closing sale price of the Hollywood Park Common Stock on September 17, 1996, of $5.31, the aggregate dollar value of Hollywood Park Common Stock to be received in the Merger by these directors and executive officers is approximately $5,657,741. See "The Merger Agreement and Related Agreements--Options."

  Interests in Options. As of the Boomtown Record Date, the directors and executive officers of Boomtown held options aggregating 1,109,662 shares of Boomtown Common Stock, of which 344,968 shares were vested and 602,125 shares will be accelerated and become fully-vested and exercisable upon consummation of the Merger under the terms of their employment agreements (with the exception of Mr. Bryan). In addition, in connection with the execution of the Merger Agreement, Boomtown and Hollywood Park reduced to $6.25 and $10.00, respectively (the fair market value of the applicable underlying stock on the date of repricing), the exercise price of each outstanding option to acquire Boomtown Common Stock and Hollywood Park Common Stock which prior to such reduction had an exercise price greater than those respective amounts. The aggregate price reduction of Hollywood Park options (i.e. the sum over all shares covered (vested and unvested) of the actual price reduction for each such share) was $680,750, and the aggregate price reduction for Boomtown options was approximately $6.82 million. The companies repriced these options solely to provide additional incentives to their officers and employees, and neither Hollywood Park nor Boomtown received any additional consideration for such repricing. See "The Merger Agreement and Related Agreements--Options."

  Interests of Edward P. Roski, Jr. Edward P. Roski, Jr., a director of Boomtown, is the principal owner of the Blue Diamond Resort assets. As described elsewhere in this Joint Proxy Statement/Prospectus, Boomtown, Hollywood Park, Mr. Roski and certain of their respective affiliates have entered into the Swap Agreement relating to the Blue Diamond Swap. In addition, Hollywood Park has agreed to purchase 714,386 shares of Boomtown Common Stock held by Mr. Roski for approximately $3.5 million upon the consummation of the Blue Diamond Swap. See "Business of Boomtown--Boomtown Las Vegas."

  In addition, Mr. Roski and Philip Anschutz are the owners of the Los Angeles Kings hockey team, which currently plays its games at the Great Western Forum across the street from Hollywood Park's Inglewood property. For the past several months, Hollywood Park and Messrs. Roski and Anschutz have been in active discussions regarding the proposed Hollywood Park Arena, in which Hollywood Park would provide the land for a new arena in which the Kings and the Los Angeles Lakers basketball team would play. The facility would be built and financed by Messrs. Roski and Anschutz on land leased to them by Hollywood Park. Hollywood Park has been told by Messrs. Roski and Anschutz that the Hollywood Park site is one of two leading sites, along with the Convention Center in downtown Los Angeles, for the proposed new arena.

  The foregoing interests of the directors and certain members of management of Boomtown in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of other stockholders.

ACCOUNTING TREATMENT

  The Merger will be accounted for under the purchase method of accounting for a business combination, and accordingly, the assets and liabilities of Boomtown will be recorded at their estimated fair values. The unaudited pro forma financial information presented in this Joint Proxy Statement/Prospectus has been prepared using purchase accounting to account for the Merger. Based on recent historical trading prices for Hollywood Park Common Stock, it is expected that the aggregate purchase price paid by Hollywood Park for Boomtown's assets will be less than their current book value. Consequently, under the purchase accounting method, Hollywood Park will be required following the Merger to reduce certain non-current assets and write up notes payable on the Boomtown balance sheet of approximately $5.7 million, before tax effects, with a corresponding reduction in Boomtown's stockholders' equity. This amount is estimated based on a value of $10 per share of Hollywood Park Common Stock. The actual amount of the write down will be determined based upon the actual price of Hollywood Park Common Stock on the Effective Date. See "Unaudited Pro Forma Combined Consolidated Condensed Financial Statements."

  Representatives of Arthur Andersen LLP are expected to be present at the Hollywood Park Meeting, and representatives of Ernst & Young LLP are expected to be present at the Boomtown Meeting. In each case, such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

CERTAIN FEDERAL INCOME TAX MATTERS

  The following discussion summarizes certain federal income tax consequences to Boomtown stockholders of the exchange of shares of Boomtown Common Stock for Hollywood Park Common Stock pursuant to the Merger. This summary is based upon opinions of counsel (the "Tax Opinions") delivered by Irell & Manella LLP and Wilson, Sonsini, Goodrich & Rosati, Professional Corporation (collectively "Counsel"). The Tax Opinions are included as Exhibits to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part. The Tax Opinions and this summary are based upon (i) the truth and accuracy of the representations made by Hollywood Park and Boomtown; (ii) certain assumptions, including the assumption that representations made by Hollywood Park and Boomtown that are in any manner qualified based on the knowledge of the respective managements of Hollywood Park and Boomtown would be accurate if made without such qualification, and the assumption that the Merger will be consummated as described herein and that the Blue

Diamond Swap will be consummated through a direct exchange of assets between Boomtown (or its subsidiaries) and IVAC (or a designated affiliate); and (iii) current law as reflected in the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, administrative rulings of the Internal Revenue Service (the "IRS"), and the decisions of the courts. If those assumptions and representations are not accurate, or if changes are made to current law, the federal income tax consequences of the Merger may vary from those described in this summary.

  This discussion does not deal with all federal income tax considerations that may be relevant to particular stockholders of Boomtown in light of their particular circumstances, such as Mr. Edward P. Roski, Jr. (whose stock is being purchased by Hollywood Park--See "Business of Boomtown--Boomtown Las Vegas"), stockholders who are banks, insurance companies, tax-exempt organizations, dealers in securities, or foreign persons, stockholders who do not hold their Boomtown Common Stock as a capital asset, or stockholders who acquired their shares in connection with stock option plans, stock purchase plans, or other compensation transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effected prior to or subsequent to the Merger (whether or not such transactions are in connection with the Merger). ACCORDINGLY, EACH BOOMTOWN STOCKHOLDER IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER IN HIS, HER, OR ITS PARTICULAR CIRCUMSTANCES.

  Subject to the limitations and qualifications referred to herein, Counsel is of the opinion that the Merger will constitute a "reorganization" within the meaning of Section 368 of the Code (a "Reorganization") and that qualification of the Merger as a Reorganization will result in the following federal income tax consequences:

    (a) No gain or loss will be recognized by holders of Boomtown Common Stock upon their receipt of Hollywood Park Common Stock in exchange for Boomtown Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares of Hollywood Park Common Stock).

    (b) The aggregate tax basis of the Hollywood Park Common Stock received by Boomtown stockholders in the Merger (including any fractional shares) will be the same as the aggregate tax basis of Boomtown Common Stock surrendered in exchange therefor.

    (c) The holding period of the Hollywood Park Common Stock received in the Merger will include the period for which the Boomtown Common Stock surrendered in exchange therefor was held, provided that the Boomtown Common Stock is held as a capital asset at the time of the Merger.

    (d) Cash payments received by holders of Boomtown Common Stock in lieu of fractional shares will be treated as if fractional shares of Hollywood Park Common Stock had been issued in the Merger and then redeemed by Hollywood Park. A stockholder of Boomtown receiving such cash will generally recognize gain or loss upon such payment, equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received.

    (e) Neither Boomtown, Hollywood Park, Sub nor the stockholders of Hollywood Park will recognize gain or loss solely as a result of the Merger. (Boomtown expects to recognize a net loss for federal income tax purposes as a result of the Blue Diamond Swap. However, the utilization of such net tax loss by Boomtown and/or Hollywood Park may be subject to certain limitations under the Code and Treasury Regulations, which limitations could defer or reduce the tax benefit to be derived from such loss.)

  No ruling will be obtained from the IRS in connection with the Merger. Boomtown stockholders should be aware that the Tax Opinions do not bind the IRS, and that the IRS is not precluded from taking a position contrary to that described in this summary and the Tax Opinions, which if successfully asserted, would cause the Hollywood Park Common Stock to be received in the Merger to be taxable to Boomtown stockholders.

RESTRICTIONS ON RESALE OF HOLLYWOOD PARK COMMON STOCK BY AFFILIATES

  The shares of Hollywood Park Common Stock issuable to stockholders of Boomtown upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Boomtown or Hollywood Park, as that term is defined in the rules under the Securities Act. Shares of Hollywood Park Common Stock received by those stockholders of Boomtown who are deemed to be "affiliates" of Boomtown may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Boomtown has agreed to use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities
Act) of Boomtown to deliver to Hollywood Park, a written agreement to the effect that such person will not sell, transfer, exchange, pledge or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, any shares of Hollywood Park Common Stock such person acquires in connection with the Merger except as permitted under Rule 145, or under certain other limited exceptions. This Joint Proxy Statement/Prospectus does not cover any resales of Hollywood Park Common Stock received by persons who are deemed to be "affiliates" of Boomtown. See "The Merger Agreement and Related Agreements--Affiliate Agreements."

NO DISSENTERS' RIGHTS

  Both Hollywood Park and Boomtown are incorporated in the State of Delaware, and, accordingly, are governed by the provisions of the DGCL. Pursuant to
Section 262(b) of the DGCL, the stockholders of Boomtown are not entitled to appraisal rights in connection with the Merger because Boomtown Common Stock is quoted on NASDAQ and such stockholders will receive as consideration in the Merger only shares of Hollywood Park Common Stock, which shares will be listed on NASDAQ upon the closing of the Merger, and cash in lieu of fractional shares. In addition, the stockholders of Hollywood Park are not entitled to appraisal rights under Section 262 of the DGCL because even though approval of such stockholders is required for the issuance of Hollywood Park Common Stock in the Merger, the approval of the stockholders of Hollywood Park is not required for the Merger itself.

NASDAQ DESIGNATION OF HOLLYWOOD PARK COMMON STOCK

  NASDAQ has approved for designation the shares of Hollywood Park Common Stock to be issued in the Merger, subject to notice of issuance.

SURRENDER OF BOOMTOWN COMMON STOCK CERTIFICATES

  As soon as practicable after the Effective Date, Hollywood Park will cause Chemical Mellon Shareholder Services (the "Exchange Agent") to mail to each Boomtown stockholder of record a letter of transmittal with instructions to be used by such stockholder in surrendering certificates which, prior to the Merger, represented shares of Boomtown Common Stock in exchange for certificates representing shares of Hollywood Park Common Stock and cash in lieu of any fractional Hollywood Park shares. Letters of transmittal will also be available as soon as practicable after the Effective Date at the offices of the Exchange Agent. After the Effective Date, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Boomtown Common Stock which were outstanding immediately prior to the Effective Date. SHARE CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE PRIOR TO APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE BOOMTOWN STOCKHOLDERS AND APPROVAL OF THE HOLLYWOOD PARK SHARE ISSUANCE PROPOSAL BY THE HOLLYWOOD PARK STOCKHOLDERS.

  Upon the surrender of a Boomtown Common Stock certificate to the Exchange Agent or to such other agent as may be appointed by Hollywood Park together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of shares of Hollywood Park Common Stock to which the holder of Boomtown Common Stock is entitled pursuant to the provisions of the Merger Agreement plus cash in lieu of fractional shares. In the event of a transfer of ownership of Boomtown Common Stock which is not registered in the transfer records of Boomtown, a certificate representing the appropriate number of shares of Hollywood Park Common Stock may be issued to a transferee if the certificate representing such Boomtown Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid, along with a duly executed letter of transmittal.

  Until a certificate representing Boomtown Common Stock has been surrendered to the Exchange Agent, each such certificate will be deemed at any time after the Effective Date to represent only the right to receive upon such surrender the certificate representing the number of shares of Hollywood Park Common Stock to which the Boomtown stockholder is entitled under the Merger Agreement plus cash in lieu of fractional shares. Upon consummation of the Merger, shares of Boomtown Common Stock will cease to be traded on NASDAQ, and there will be no further market for Boomtown Common Stock.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

  The following paragraphs summarize, among other things, the material terms of the Merger Agreement. The following description does not purport to be a complete description of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix A and incorporated by reference herein. Stockholders of Hollywood Park and Boomtown are urged to read the Merger Agreement in its entirety.

CONVERSION OF SHARES

  As of the Effective Date, each then outstanding share of Boomtown Common Stock (other than shares, if any, held by Boomtown or any subsidiary of Boomtown, Sub or any other subsidiary of Hollywood Park) will be converted into the right to receive 0.625 of a share of Hollywood Park Common Stock. No fractional shares of Hollywood Park Common Stock will be issued in the Merger. The Merger Agreement provides that, in lieu of any fractional share, each Boomtown stockholder who would otherwise be entitled to receive a fraction of a share of Hollywood Park Common Stock will receive from Hollywood Park an amount of cash (without interest) equal to the per share market value of Hollywood Park Common Stock (based on the average of the closing prices of a share of Hollywood Park Common Stock as quoted on NASDAQ for the last five full trading days prior to the Effective Date) multiplied by the fraction of a share of Hollywood Park Common Stock to which the stockholder would otherwise be entitled. Based upon the number of shares of Hollywood Park Common Stock and Boomtown Common Stock outstanding at September 10, 1996 (excluding any shares owned by Boomtown and Hollywood Park and their respective subsidiaries and the exercise of Boomtown Options and warrants discussed below), an aggregate of approximately 5,790,180 shares of Hollywood Park Common Stock would be issued to holders of Boomtown Common Stock in connection with the Merger (of which 446,491 shares are expected to be immediately purchased from Edward P. Roski, Jr., in connection with the Blue Diamond Swap described in "Business of Boomtown--Boomtown Las Vegas"), representing approximately 24.0% of the total number of shares of Hollywood Park Common Stock outstanding after giving effect to such issuance.

OPTIONS

  At the Effective Date, Hollywood Park will assume Boomtown's obligation under each outstanding Boomtown Option and each Boomtown Option shall thereafter be exercisable for such number of shares of Hollywood Park Common Stock as equals the number of shares of Boomtown Common Stock subject to such Boomtown Option immediately prior to the Effective Date multiplied by the Exchange Ratio, at a per share exercise price equal to the per share exercise price under each such Boomtown Option divided by the Exchange Ratio. To avoid fractional shares, the number of shares of Hollywood Park Common Stock subject to an assumed Boomtown Option will be rounded up or down, as the case may be, to the nearest whole integer. In addition, the per share exercise price under each such option will be rounded up or down, as the case may be, to the nearest whole cent. The vesting, duration and other terms of the new option will otherwise be the same as the Boomtown Option, except to the extent that such vesting, duration or other terms are modified pursuant to the terms of the Boomtown Employment Agreements. In connection with the execution of the Merger Agreement, the exercise price of each outstanding Boomtown Option and each option to purchase Hollywood Park Common Stock were reduced to $6.25 (which upon consummation of the Merger will be adjusted to $10.00 in accordance with the Exchange Ratio) and $10.00, respectively, if the exercise price was previously greater than such amounts. As soon as reasonably practicable after the Effective Date, but not later than 10 days following the Effective Date, Hollywood Park will file a registration statement on Form S-8 with the Commission with respect to the shares of Hollywood Park Common Stock subject to the assumed Boomtown Options. Based upon the number of Boomtown Options outstanding at September 20, 1996, an additional 1,098,995 shares of Hollywood Park Common Stock would be reserved for issuance to holders of Boomtown Options in connection with Hollywood Park's assumption of such Boomtown Options. See "The Merger--Interests of Certain Persons in the Merger--Interests in Boomtown Common Stock" and "--Interests in Boomtown Options."

  No benefit plan of Boomtown may be modified or terminated for a year after the Effective Date without the consent of a majority of Boomtown directors then on the Hollywood Park Board, unless a comparable benefit is substituted.

ISSUANCE OF SHARES UNDER CERTAIN ADDITIONAL BOOMTOWN EQUITY RIGHTS

  Hollywood Park has agreed that, from and after the Effective Date, upon any exercise by Eric Skrmetta of either of the conversion options described under "Business of Boomtown--Boomtown Biloxi" and""--Boomtown New Orleans," upon the exercise of certain warrants to purchase an aggregate of 162,500 shares of Boomtown Common Stock at a price of $12.00 per share (which expire in October
1997) or upon the exercise of certain other warrants to purchase an aggregate of 472,500 shares of Boomtown Common Stock at a price of $21.19 per share (which expire in November 1998), Hollywood Park will issue shares of Hollywood Park Common Stock in lieu of shares of Boomtown Common Stock, with adjustments as to the number of shares and exercise price as provided therein to reflect the Exchange Ratio. See "Business of Boomtown."

COMPOSITION OF THE HOLLYWOOD PARK BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

  At the Effective Date, the Hollywood Park Board of Directors will be expanded to consist of eleven directors (unless otherwise modified as described below). Seven of these directors are expected to be the members of the Hollywood Park Board of Directors being elected at the Hollywood Park Meeting (the "Hollywood Park Directors"). The remaining four of these directors shall be selected at the discretion of the Board of Directors of Boomtown prior to the Effective Date from among persons who are members of the Board of Directors of Boomtown prior to the Effective Date (the "Boomtown Directors").

  During a three-year period after the Effective Date, any increase in the number of directors to serve on the Hollywood Park Board of Directors (other than an increase to include up to two representatives of the holders of Hollywood Park's $70 Convertible Preferred Stock to the extent they exercise their right to elect additional directors) must be approved by a majority of the Boomtown Directors then on the Hollywood Park Board, except that the number of persons serving on the Hollywood Park Board of Directors may be increased without such consent if the increase is divisible by three and one Boomtown Director (to be selected by a majority of the Boomtown Directors then on the Hollywood Park Board of Directors) is added for every two Hollywood Park Directors added.

  Hollywood Park has agreed to cause its Board of Directors and any nominating committee thereof to take the necessary steps to nominate the initial Boomtown Directors or their replacements (selected by a majority of the Boomtown Directors) for re-election at the first three annual stockholders meetings following the Effective Date.

  Hollywood Park and Boomtown have agreed, if necessary to obtain any regulatory approval under any applicable gaming laws in order to consummate the Merger, to replace any persons selected by such party to be a Hollywood Park Director or a Boomtown Director or a director of any subsidiary of Hollywood Park with a substitute nominee who is licensable under all applicable gaming laws.

  At the Effective Date and for a three year period thereafter, except as described below, the Executive Committee of Hollywood Park's Board of Directors (the "Executive Committee") will consist of six members. Four of such members shall be Hollywood Park representatives (the "Hollywood Park Members") and two shall be Boomtown representatives (the "Boomtown Members"). However, if one of the initial Hollywood Park Members ceases to be a member of the Executive Committee for any reason, the Executive Committee will consist of five members, comprised of three Hollywood Park Members and two Boomtown Members. The Executive Committee will have the full powers provided by the DGCL. The number of members of the Executive Committee may not be increased beyond six members (or five members as described above) at any time during such three year period without the consent of the majority of the Boomtown Members.

  The initial Boomtown Members on the Hollywood Park Executive Committee will be Timothy J. Parrott and Richard J. Goeglein or, if either of them is unavailable to serve, any replacement members to be selected by a majority of the Boomtown Directors then on the Hollywood Park Board. The initial Hollywood Park Members will be R.D. Hubbard and three other Hollywood Park Directors selected by a majority of the Hollywood Park Directors then on the Hollywood Park Board, unless one of them is unable to serve in which case his or replacement will be selected by a majority of the Hollywood Park Directors then on the Hollywood Park Board.

  As of the Effective Date, Hollywood Park will establish an Office of the Chairman comprised of Hollywood Park's Chief Executive Officer, Hollywood Park's President of Sports and Entertainment and the Chief Executive Officer of Boomtown. The Office of the Chairman will provide advice to the Chief Executive Officer of Hollywood Park on such matters as he may request and undertake such other responsibilities as he may delegate to the Office of the Chairman from time to time.

COMPOSITION OF THE BOOMTOWN BOARD OF DIRECTORS

  At and after the Effective Date, Boomtown (as the surviving corporation of the Merger) shall have no more than three directors. Such directors will initially be selected by Boomtown from among persons who are members of the Board of Directors of Boomtown prior to the Effective Date, but at least two of such directors must be Timothy J. Parrott and Robert F. List. Such directors will serve until their respective successors are duly elected and qualified.

  The officers of Boomtown immediately prior to the Effective Date will remain the officers of Boomtown (as the surviving corporation of the Merger) at and after the Effective Date until their respective successors are duly elected and qualified.

EFFECTIVE DATE OF THE MERGER

  The Merger will become effective on the date of the filing by Hollywood Park of a properly executed Certificate of Merger with the Secretary of State of Delaware (the "Effective Date"). The Merger Agreement provides that the parties thereto will cause the Certificate of Merger to be duly filed as soon as practicable after all conditions to the consummation of the Merger have been satisfied or waived and after the closing of the transactions contemplated by the Merger Agreement. See "--Regulatory Approvals Required" and "--Conditions to Consummation of the Merger." There can be no assurance that the conditions precedent to the Merger will be satisfied. Moreover, the Merger Agreement may be terminated by either Hollywood Park or Boomtown under various conditions as specified in the Merger Agreement. See "--Termination; Breakup Fees." Therefore, there can be no assurance as to whether or when the Merger will become effective.

REPRESENTATIONS AND COVENANTS

  Under the Merger Agreement, Hollywood Park and Boomtown made a number of customary representations and warranties relating to their respective capital structures, operations, financial conditions, properties and other matters including their respective authority to enter into the Merger Agreement and to consummate the Merger. Each party has agreed promptly to notify the other of the occurrence of any event, or the threatening of any event, likely to result in the failure of a representation or warranty to be true in any material respect, or the material breach of a covenant under the Merger Agreement.

  Each party covenanted as to itself and its subsidiaries that, subject to certain exceptions, until the consummation of the Merger or the termination of the Merger Agreement, it will, unless otherwise consented to by the other party, conduct its operations in the ordinary course of business and use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its business relationships, and that it will not, among other things, unless otherwise consented to by the other party (a) sell or pledge any capital stock owned by it in any of its subsidiaries, amend its Certificate of Incorporation or Bylaws; split, combine or reclassify any of its outstanding capital stock or authorize or issue any securities in lieu of or in substitution for shares of its capital stock, declare or pay any dividends or make other distributions (other than any subsidiary paying dividends to its parent or pursuant to certain existing agreements and in the case of Hollywood Park, with respect to its $70 Convertible Preferred Stock); or directly or indirectly redeem, purchase or otherwise acquire any of its capital stock; (b) issue, deliver or sell any additional shares of its capital stock of any class, any indebtedness or any option, rights or warrant to acquire, or securities convertible into, shares of its capital stock other than the issuance pursuant to certain warrants of Boomtown and employee stock options and other outstanding rights to acquire stock or issue stock pursuant to agreements existing at the time of the execution of the Merger Agreement; acquire, lease or dispose assets, or make any capital expenditure aggregating over $5 million, other than in the ordinary course of business, or pursuant to agreements existing or plans disclosed at the time of the execution of the Agreement; incur indebtedness or encumber assets or enter into any other material transaction, other than in the ordinary course of business; acquire, by merger or consolidation or by any manner, any entity or other business organization, other than the creation of a wholly owned subsidiary in the ordinary course of business; enter into or terminate any contract or agreement or modify, in a material manner, any such agreement, other than in the ordinary course of business; (c) adopt, terminate or amend in any material respect any agreement with directors, officers or other employee or any benefit plan, other than in the ordinary course of business; increase the compensation or fringe benefits of any director of officer, other than in the ordinary course of business; pay any benefit not provided under any plan or arrangement existing at the time of the execution of the Merger; grant any awards under any bonus or other compensation plan, other than in the ordinary course of business; take any action to fund the payment or compensation under any employee plan, agreement or arrangement, other than in the ordinary course of business; adopt or amend any collective bargaining agreement, other than in the ordinary course of business; (d) make any investments in non-investment grade securities exceeding $10 million, other than creations of wholly owned subsidiaries or the acquisition by Hollywood Park of the First Mortgage Notes; (e) settle any material suit or claim involving money damages not covered by applicable insurance, other than in the ordinary course of business, certain pending class and derivative actions relating Hollywood Park or suits or claims disclosed in Commission reports or otherwise prior to the execution of the Merger Agreement; (f) change any accounting principles other than as required by GAAP; (g) make any tax election or settle or compromise any tax liability in a material amount; or (h) knowingly take or cause any action which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code. However, these covenants do not apply to the Blue Diamond Swap. Nor will they prohibit either party from engaging in acquisitions or new projects seeking to expand their respective businesses which were either disclosed to the other party at the execution of the Merger Agreement (which disclosure includes all current proposed or contemplated projects of each of the parties) or do not involve an investment or other consideration including the amount of borrowings aggregating ten percent (10%) of such party's total consolidated assets immediately prior to such acquisition or new project.

  Hollywood Park has agreed to honor, in accordance with their terms, all employment, severance and similar agreements to which Boomtown is a party and to pay or deliver all vested benefits or amounts earned or accrued under any benefit plan or agreement prior to the consummation of the Merger. Hollywood Park has further agreed that Boomtown employees who continue to be employed by Boomtown after the consummation of the Merger may continue to participate in their current Boomtown benefit programs (or equal or better programs) for one year after the consummation of the Merger.

CONDITIONS TO CONSUMMATION OF THE MERGER

  In addition to the approvals of the stockholders of Hollywood Park and Boomtown sought hereby, the obligations of Hollywood Park and Boomtown to consummate the Merger are subject to the satisfaction of a number of other conditions, including among others, (a) the expiration of the waiting period under the HSR Act, (b) the obtaining of all material registrations, findings of suitability, licenses, declarations or filing with or the receipt of all material consents, orders and approvals from, and the expiration of any waiting periods imposed by, any gaming authority necessary for the consummation of the Merger; (c) the effectiveness of, and the absence of any stop orders or proceedings seeking a stop order with respect to, the Registration Statement; (d) the receipt of Hollywood Park of all state securities or "blue sky" permits and other authorizations necessary to issue shares of Hollywood Park Common Stock; (e) the absence of any temporary restraining order, preliminary or permanent injunction, or other order issued and in effect by any federal or state court, or any action taken or any statute or regulation enacted, that would prohibit or render illegal the consummation of the Merger; (f) the absence of any legislation adopted or proposed (with reasonable likelihood of adoption) in California that would prohibit the ownership of the combined companies; and
(g) the authorization for listing on NASDAQ, upon official notice of issuance, of the shares of Hollywood Park Common Stock to be issued in the Merger. See "--Regulatory Approvals Required."

  Each party's obligations under the Merger Agreement are also conditioned upon (a) the accuracy of the representations and warranties made by the other party (without regard to materiality qualifiers) as of the date of the execution of the Merger Agreement and as of the date of the closing of the Merger, except such inaccuracies as would not have a material adverse effect individually or in the aggregate; (b) the performance in all material respects by the other party of its covenants; (c) the absence of a material adverse change (excluding, in the case of Hollywood Park, any petition for bankruptcy or reorganization filed by Sunflower or its subsidiaries and in the case of Boomtown, the disposition of Blue Diamond or the failure to exercise the Resort Purchase Option) after April 23, 1996 in the business, properties, assets, condition (financial or otherwise), liabilities, or operations of the other party and its subsidiaries taken as whole; (d) the receipt by Boomtown and Hollywood Park of all material third-party consents required to be obtained in connection with the Merger (including approval of the holders of a majority in principal amount of the First Mortgage Notes as described below); and (e) the receipt by both Hollywood Park and Boomtown of written opinions from their respective legal counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

  Pursuant to the Indenture relating to the First Mortgage Notes, the consent of at least a majority in principal amount of the outstanding First Mortgage Notes is required to enable Boomtown to merge or consolidate with any other person, unless, immediately after giving effect to the transaction, Boomtown would have the ability to meet certain consolidated EBITDA to debt service ratio tests. Boomtown does not anticipate meeting the required ratio, and therefore intends to solicit the consent of the holders of the First Mortgage Notes to the Merger. At the same time, the consent of the holders of a majority in principal amount of the First Mortgage Notes will be sought in connection with the Blue Diamond Swap. Boomtown anticipates commencing such consent solicitation in November, 1996 and completing such solicitation prior to the Effective Date.

  In addition, Boomtown's obligations under the Merger Agreement are also conditioned upon the Hollywood Park Board of Directors consisting of eleven members, four of whom are designated by Boomtown and seven of whom are designated by Hollywood Park; the Hollywood Park Executive Committee consisting of five or six members, two of whom are designated by Boomtown; and receipt of satisfactory written assurances from Hollywood Park that there will be available up to $164.5 million to fund (i) the repurchase of the First Mortgage Notes, if put to Boomtown (including a premium of 1% of principal amount, or an aggregate premium of $1.035 million if all outstanding First Mortgage Notes are put) by the holders thereof due to the change of control in connection with the Merger, and (ii) up to $60 million for future gaming projects. Hollywood Park is currently in negotiations regarding a new credit facility. See "Combined Company Liquidity and Capital Resources."

REGULATORY APPROVALS REQUIRED

  Under the Merger Agreement, the obligations of both Hollywood Park and Boomtown to consummate the Merger are subject to, among others, the following conditions: (i) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and no action having been instituted by the Department of Justice or the Federal Trade Commission ("FTC") challenging or seeking to enjoin the consummation of the Merger, which action shall not have been withdrawn or terminated and (ii) all consents, approvals, orders, authorizations of, or registrations, findings of suitability, licenses, declarations or filings with, any governmental entity in respect of gaming laws applicable to Hollywood Park's or Boomtown's respective businesses required to consummate the Merger shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired. There can be no assurance that any applicable regulatory authority will approve or take other required action with respect to the Merger, or as to the timing of such regulatory approval or other action. Hollywood Park and Boomtown are not aware of any governmental approvals or actions that are required in order to consummate the Merger except in connection with the Securities Act, the filing of merger-related documents under the DGCL or as described below. Should such other approval or action be required, it is contemplated that Hollywood Park and Boomtown would seek such approval or action. There can be no assurance as to whether or when any such approval or action, if required, could be obtained.

  Hart-Scott-Rodino Compliance. Transactions such as the Merger are reviewed by the Department of Justice and the FTC to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the FTC and the specified waiting period requirements of the HSR Act have been satisfied. The parties received early termination of the waiting period under the HSR Act on June 18, 1996.

  At any time before or after the Effective Date, the Department of Justice, the FTC, state attorneys general, or any private person or entity could challenge the Merger under antitrust laws and seek, among other things, to enjoin the Merger. Based on information available to them, Hollywood Park and Boomtown believe that the Merger will not violate federal, state or foreign antitrust laws. There can be no assurance, however, that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, Hollywood Park and Boomtown would prevail or would not be required to accept certain conditions, possibly including certain divestitures or hold-separate agreements in order to consummate the Merger.

  Approval of Gaming and Horse Racing Authorities. To consummate the Merger, the parties and certain of their directors and executive officers will need to obtain the consent or approval of a number of governmental authorities which administer gaming laws applicable to the parties' respective operations. In particular, since the Merger will result in a change in control of Boomtown (as defined under applicable gaming laws), it may not occur without the prior approval of the Nevada Gaming Commission, the Mississippi Gaming Commission and the Louisiana Gaming Control Board. These authorities may also require stockholders owning certain percentages of stock of Hollywood Park, officers, directors and other persons having a material relationship or involvement with Hollywood Park be investigated and licensed or found suitable as part of the approval process relating to Merger. In addition, if Boomtown is successful in obtaining necessary licenses for its proposed riverboat casino operations in Switzerland County, Indiana, approval of the Merger and licensing of Hollywood Park and its affiliates by the Indiana Gaming Commission will also be necessary.

  In addition, parties who will become affiliated with Hollywood Park as a result of the Merger (including any non-institutional investor who will become an officer or director of Hollywood Park) may be required to submit to background investigations and suitability findings by one or more of the following authorities: the California Horse Racing Board, the Kansas Racing Commission, the Arizona Racing Commission, the California State Attorney General and the City of Inglewood, California. Consequently, the four members of the Boomtown Board of Directors who will become Hollywood Park directors on the Effective Date may be subject to such procedures. See "--Composition of the Hollywood Park Board of Directors and Executive Committee."

  Hollywood Park, Boomtown and the required officers and directors of both companies are in the process of filing initial applications for these approvals. It is currently anticipated that approval from all required authorities will take from six to nine months from the dates of the initial filings.

LIMITATION ON SOLICITATION AND NEGOTIATIONS

  Upon execution of the Merger Agreement, both Hollywood Park and Boomtown were required to immediately cease any discussions or negotiations with third parties regarding any tender or exchange offer, written or oral proposal for a merger, consolidation or other business combination involving Boomtown or Hollywood Park or any of their respective subsidiaries or any written or oral proposal or offer to acquire a substantial equity interest in or, a substantial portion of the assets of, Boomtown or Hollywood Park or any of their respective subsidiaries (any of the foregoing, an "Acquisition Proposal"), other than the Merger or a disposition of Blue Diamond by Boomtown. The Merger Agreement also provides that both Boomtown and Hollywood Park may not, directly or indirectly, enter into an agreement relating to an Acquisition Proposal, take any action to encourage, solicit or initiate the submission of any Acquisition Proposal or participate in any discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of, any Acquisition Proposal.

  Notwithstanding the foregoing, Boomtown or Hollywood Park may participate in discussions or negotiations with or furnish information to a third party who has made an unsolicited bona fide Acquisition Proposal, if (1) such written Acquisition Proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of Boomtown or Hollywood Park, as the case may be, and after consultation with its investment bankers the Board of Directors of the receiving party has determined that the Acquisition Proposal, if consummated, is reasonably likely to be financially more favorable to the stockholders of the receiving party than the terms of the Merger (a "Superior Proposal"); (2) the receiving party's Board of Directors determines, after consultation with its investment bankers, that such third party making the Superior Proposal is financially capable of consummating the Superior Proposal; (3) the Board of Directors of the receiving party determines, after consultation with its outside legal counsel, that the failure to participate in such discussions or negotiations or furnish information to such third party would result in a substantial risk of liability for a breach of the fiduciary duties of the members of such Board of Directors under applicable law; and (4) the receiving party notifies the other party to the Merger Agreement in writing of such Acquisition Proposal, including the principal financial and other material terms and conditions thereof, including the identity of the person and its affiliates (if relevant) making such Acquisition Proposal. The party receiving the Acquisition Proposal may not provide non-public information to such third party unless prior to the date thereof such information was provided to Hollywood Park or Boomtown, as the case may be, and the party receiving the Acquisition Proposal had entered into a non-disclosure agreement.

  The party receiving the Superior Proposal may not accept it for at least 36 hours after the other party's receipt of the notification described above. Thereafter, the party receiving the Superior Proposal may change its recommendation concerning the Merger and accept the Superior Proposal, provided that the required breakup fee and expenses described herein are paid immediately thereafter. See "--Termination; Breakup Fees."

WAIVER AND AMENDMENT

  At any time before the Effective Date, Hollywood Park or Boomtown may (i) extend the time for the performance of any of the obligations or other acts of the parties under the Merger Agreement; (ii) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or in any documents delivered pursuant thereto; or (iii) waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement.

  The Merger Agreement may be amended by Hollywood Park and Boomtown at any time before or after the approval of the Merger by the stockholders of Boomtown or the approval of the Hollywood Park Share Issuance Proposal by the stockholders of Hollywood Park. However, after any such stockholder approval, no amendment may be made which by law requires the further approval of such stockholders without obtaining such further approval.

TERMINATION; BREAKUP FEES

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after the approval of the stockholders of Boomtown or Hollywood Park, (a) by mutual consent of Hollywood Park and Boomtown; (b) by either Hollywood Park or Boomtown if (i) any governmental entity which must grant a necessary regulatory approval has denied approval of the Merger (other than the denial of a license under certain gaming laws to one or more directors, officers of either party or its subsidiaries, which directors or officers shall be replaced) and such denial has become final and nonappealable or (ii) any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the Merger; (c) by either Hollywood Park or Boomtown if the Merger is not consummated on or before December 31, 1996, provided that if the Merger is not consummated by such date due to failure to receive all required regulatory approvals by such date, then such date shall be extended to June 30, 1997, and provided further that a party may not terminate the Merger Agreement on such grounds if such party's action or failure to act has been the cause of or result in the failure of the Merger to occur on or before such date and such action or failure to act constituted a breach of the Merger Agreement; (d) by either Hollywood Park or Boomtown if the other party has breached any of the covenants, agreements, representations or warranties made by such other party in the Merger Agreement, and such breach either is not cured within thirty (30) days following written notice to the party committing such breach or by its nature cannot be cured prior to the closing of the Merger, but only if such breach would entitle the non-breaching party not to consummate the Merger; (e) by either Hollywood Park or Boomtown if the stockholders of Boomtown fail to approve and adopt the Merger Agreement or the stockholders of Hollywood Park fail to approve the Hollywood Park Share Issuance Proposal by failure to obtain the required vote at a duly held meeting of the stockholders; (f) by either Hollywood Park or Boomtown if, without the written consent of such party, the Board of Directors of the other party (x) shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to the terminating party, its approval or recommendation of the Merger Agreement and the Merger or the Hollywood Park Share Issuance Proposal (y) shall have submitted or recommended to the stockholders of such other party, or shall have approved, an Alternative Transaction, or (z) shall have publicly announced its intention to do any of the foregoing; (g) by either Hollywood Park or Boomtown, if either party's Board of Directors shall have accepted or recommended to its stockholders a Superior Proposal (provided that if it is the terminating party that has taken such action, it has paid the breakup fees described herein); or (h) by either Hollywood Park or Boomtown if a condition to such party's obligation to consummate of the Merger is not satisfied at any time prior to the closing of the Merger and such condition shall be impossible to satisfy.

  The Merger Agreement defines the term "Alternative Transaction" to mean, with respect to either party, either (1) a transaction pursuant to which any person (or group of persons) other than Hollywood Park or Boomtown or their current affiliates (a "Third Party") acquires securities representing more than twenty percent (20%) of the outstanding voting power of such party, whether from such party or pursuant to a tender offer or exchange offer or otherwise, (2) a merger or other business combination involving such party pursuant to which any Third Party or Third Parties acquire(s) securities representing more than twenty percent (20%) of the outstanding voting power of such party or the entity surviving such merger or business combination, (3) any other transaction (with certain exceptions for previously contemplated transactions) pursuant to which a Third Party acquires control of assets (including equity securities of subsidiaries) of such party or any of its subsidiaries having a fair market value equal to or greater than twenty percent (20%) of the total consolidated assets of such party and its respective subsidiaries, taken as a whole, calculated immediately prior to such transaction or (4) in the case of Hollywood Park, the acquisition by Hollywood Park (with certain exceptions for previously contemplated transactions) of the assets or stock of any other business with a fair market value equal to or greater than twenty percent (20%) of the total consolidated assets of Hollywood Park and its subsidiaries, taken as a whole, calculated immediately prior to such acquisition. The disposition by Boomtown of Boomtown's interest in Blue Diamond shall not be deemed an Alternative Transaction.

  In the event the Merger Agreement is terminated pursuant to any of the foregoing provisions, the Merger will become void and such termination will be without liability of Boomtown, Hollywood Park or Sub or their respective officers and directors, except for liability for willful breach of the Merger Agreement and except as set forth below under the caption "--Breakup Fees." In the event of such termination, the provisions of the Merger Agreement regarding fees and expenses and termination shall survive.

  Expenses and Breakup Fees. Except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, other than (i) expenses incurred in connection with printing and mailing the Registration Statement and this Joint Proxy Statement/Prospectus, and the filing and

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other fees with the Commission in connection with the Merger, which will be shared equally by Boomtown and Hollywood Park and (ii) filing and other fees payable to any governmental entity in connection with compliance with the HSR Act, which shall be borne by Hollywood Park. Upon termination of the Merger Agreement by Boomtown or Hollywood Park as a result of a material breach by the other party, the breaching party shall pay Boomtown or Hollywood Park, as the case may be, all actual documented and reasonable out of pocket expenses of the other party relating to the transactions contemplated by the Merger Agreement.

  Boomtown has agreed to pay Hollywood Park a cash fee of $3,500,000 plus up to an aggregate of $1,500,000 of actual documented out-of-pocket expenses of Hollywood Park relating to the transactions contemplated by the Merger Agreement if (i) the Merger Agreement is terminated because Boomtown accepts or recommends a Superior Proposal; (ii) the Merger is not approved by Boomtown's stockholders at the Boomtown Meeting or such meeting is not held or is cancelled, if (x) prior thereto it shall have been publicly announced that any person (other than Hollywood Park) shall have proposed or disclosed an intention to propose or that it is considering an Alternative Transaction (other than an Alternative Transaction previously approved by Hollywood Park in writing) involving Boomtown or certain of its subsidiaries and (y) within nine months following such disapproval or cancellation, Boomtown enters into a written agreement regarding an Alternative Transaction with such person; or
(iii) the termination of the Merger Agreement by Hollywood Park due to the failure of Boomtown's Board of Directors to recommend the Merger to its stockholders (or any modification of such recommendation adverse to Hollywood
Park) or the submission or recommendation of an Alternative Transaction for the vote of Boomtown's stockholders, or its approval of an Alternative Transaction (or its public announcement of an intention to do any of the foregoing), unless such action is due to a material adverse change respecting Hollywood Park which would entitle Boomtown not to consummate the Merger. Hollywood Park has agreed to pay Boomtown a similar fee under reciprocal circumstances.

CONFIDENTIALITY AGREEMENT; STANDSTILL OBLIGATIONS

  On February 27, 1996, in connection with the mutual evaluation of what was then a possibility of a merger between the two companies, Hollywood Park and Boomtown entered into a letter agreement (the "Confidentiality Agreement"), pursuant to which each agreed, among other things, to keep confidential all financial and other information provided to the other party (other than certain information which became generally available to the public, was already available or became available to the receiving party).

  In addition, the Confidentiality Agreement provides that until June 30, 1997 neither party nor any of its controlled affiliates will, other than in connection with the Merger, directly or indirectly unless specifically requested to do so in writing in advance by the other party's Board of Directors (a) acquire or agree, offer or propose to acquire or cause to be acquired ownership (including beneficial ownership) of any of the other party's assets or businesses or any voting securities issued by the other party, or any rights or options to acquire such ownership; (b) make or participate in any solicitation of proxies or consents with respect to any securities of the other party entitled to vote in the election of the other party's directors, become a "participant" in any "election contest" (as such terms are defined in the Exchange Act), seek to influence the voting of any stockholder of the other party, demand a copy of the other party's stock ledger list or its stockholders or other books and records or call or attempt to call any meeting of the stockholders of the other party; (c) seek or propose to influence or control the other party's management or policies; or
(d) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing matters with respect to the other party.

  The Confidentiality Agreement also prevents each party, without written consent, from soliciting any of the corporate officers or management of the other party until June 30, 1997, so long as they continue to be employed by the other party.

  However, notwithstanding the terms of the Confidentiality Agreement either Boomtown or Hollywood Park will be free to take any of the prohibited actions described above (but shall to the extent practicable seek to cooperate with the other party with respect to a new Acquisition Proposal) if (i) the party taking such action has terminated the Merger Agreement due to the failure of the other party to recommend the Merger to its

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stockholders (or any adverse modification to such recommendation) or the submission of an Alternative Transaction for the vote of the other party's stockholders or the approval of an Alternative Transaction; (ii) the Merger Agreement is terminated by either party due to the recommendation or acceptance of a Superior Proposal by the party against whom such action is taken; (iii) the party taking such action has terminated the Merger Agreement due to a material breach thereof by the other party and, within six months thereafter, the other party accepts (or recommends to its stockholders) an Alternative Transaction or a third party proposes or commences an Alternative Transaction with respect to the other party or engages in a proxy solicitation relating to voting securities of the other party.

AFFILIATE AGREEMENTS

  The shares of Hollywood Park Common Stock to be issued in the Merger will have been registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing those shares to be traded without restriction by all former holders of Boomtown Common Stock who neither (i) are deemed to be affiliates of Boomtown at the time of the Boomtown Meeting nor (ii) become affiliates of Hollywood Park after the Merger. Boomtown has agreed to use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (as such term is defined in Rule 145) of Boomtown to deliver to Hollywood Park, as soon as practicable after the date of the Merger Agreement, and in any event prior to the date of the Hollywood Park Meeting and the Boomtown Meeting, a written agreement to the effect that such person will not sell, transfer, exchange, pledge or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, any shares of Hollywood Park Common Stock such person acquires in connection with the Merger except (i) as permitted under and in compliance with Rule 145;
(ii) after delivery from counsel reasonably satisfactory to Hollywood Park of a written opinion in a form reasonably satisfactory to Hollywood Park and its counsel, and upon which Hollywood Park and its counsel may rely, that no registration under the Securities Act would be required in connection with the proposed transaction; (iii) pursuant to an effective registration statement under the Securities Act covering such shares of Hollywood Park Common Stock proposed to be sold, transferred or otherwise disposed of; or (iv) upon receipt of written advice from the Commission to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take any action, with respect to the proposed disposition if consummated. This Joint Proxy Statement/Prospectus does not cover any resales of Hollywood Park Common Stock received by persons who are deemed to be "affiliates" of Boomtown.

STOCKHOLDER VOTING AGREEMENTS

  On April 23, 1996, in connection with the execution and delivery of the Merger Agreement, Messrs. Timothy J. Parrott and R.D. Hubbard entered into Voting Agreements (the "Voting Agreements") with Hollywood Park and Boomtown, respectively. Pursuant to the Voting Agreements, Messrs. Parrott and Hubbard have agreed to vote, and have granted to Hollywood Park or Boomtown (as the case may be) an irrevocable proxy to vote, all of their respective shares of Boomtown Common Stock and Hollywood Park Common Stock as of that date and any shares beneficially acquired after that date (the "Proxy Shares") (i) in favor of approval of the Merger Agreement and the Merger (or the Hollywood Park Share Issuance Proposal, as the case may be) and any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal made in opposition to or which would prevent the consummation of the Merger (each of the foregoing being an "Opposing Proposal"). As of April 23, 1996, Mr. Parrott beneficially owned 343,001 shares of Boomtown Common Stock and Mr. Hubbard beneficially owned 2,119,840 shares of Hollywood Park Common Stock.

  The Voting Agreements also prohibit Messrs. Parrott and Hubbard from (i) directly or indirectly, soliciting or encouraging any Acquisition Proposal,
(ii) soliciting proxies, initiating a vote or stockholders written consent or becoming a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to an Opposing Proposal or otherwise encouraging or assisting any party in any action that would interfere with the timely consummation of Merger or (iii) disposing of or encumbering any Proxy Shares unless the proposed transferee has executed and delivered a substantially identical voting agreement and irrevocable proxy.

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

  Each Voting Agreement terminates (i) upon written notice of termination of the Voting Agreement by Hollywood Park or Boomtown, as the case may be, (ii) at the Effective Date, (iii) upon the withdrawal (or adverse modification) of the approval or recommendation of the Merger by the other party's Board of Directors in the exercise of its fiduciary duties in accordance with Section 3.6(a) or (b), as the case may be, or Section 8.10 of the Merger Agreement, or
(iv) upon the termination of the Merger Agreement.

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

                          BUSINESS OF HOLLYWOOD PARK

  Hollywood Park is a gaming, sports and entertainment company engaged in the ownership and operation of card club casinos and thoroughbred and greyhound racing facilities, and the development of other gaming, sports and entertainment opportunities. Hollywood Park owns and operates the Hollywood Park-Casino card club (the "Hollywood Park-Casino"), a California card club which offers a variety of card games, including Poker, Pai Gow, and California Blackjack. Hollywood Park, along with other investors, is constructing a second California card club, the Crystal Park Hotel and Casino ("Crystal Park"), located near Los Angeles in Compton, California, which is anticipated to open in late 1996 and will be operated under a lease arrangement by an unaffiliated operator. Hollywood Park also owns and operates the Hollywood Park Race Track, a premier thoroughbred racing facility located on the same premises as the Hollywood Park-Casino in the Los Angeles, California metropolitan area, and the Turf Paradise Race Track ("Turf Paradise"), a thoroughbred racing facility located in Phoenix, Arizona, and operates the Woodlands Race Track (the "Woodlands"), a greyhound and thoroughbred racing facility located in Kansas City, Kansas.

  Hollywood Park's strategic plan is to become a diversified gaming, sports and entertainment company through the continued development, acquisition, ownership and/or operation of casinos, race tracks and other gaming, sports and entertainment attractions. Hollywood Park intends to identify and pursue opportunities in the gaming business by taking advantage of its financial resources, experience and contacts in the gaming and horse racing businesses, and by building a strong gaming oriented management team. The proposed Merger with Boomtown is an important element in realizing this strategic plan since Hollywood Park believes that the strategic combination will match Hollywood Park's access to capital with Boomtown's expansion opportunities. Hollywood Park is evaluating potential acquisitions of additional card clubs in California and of gaming properties in other jurisdictions that Hollywood Park believes have a favorable gaming environment. Hollywood Park is exploring ways in which it can more fully utilize its 378-acre Hollywood Park Race Track property and its 275-acre Turf Paradise Race Track property.

  Hollywood Park was incorporated in Delaware in 1981 and is the successor to the Hollywood Park Turf Club, which was organized in 1938. The mailing address of Hollywood Park's principal executive offices is 1050 South Prairie Avenue, Inglewood, California 90301, and its telephone number is (310) 419-1500.

CASINO OPERATIONS

  The Hollywood Park-Casino. In July 1994, the Hollywood Park-Casino opened on the premises of the Hollywood Park Race Track. Patrons in the Hollywood Park-Casino pay a fee for seats at gaming tables or for each hand played. Players bet solely against each other, and the Hollywood Park-Casino does not participate in the wagers made or in the outcome of any of the games played. Under California law, the Hollywood Park-Casino may only offer certain forms of card games, including Poker and the so-called California games: Pai Gow and California Blackjack. The Hollywood Park-Casino may not offer many of the card games and other gaming activities permitted in Nevada and other jurisdictions where Boomtown conducts business. Until October 1995, when California law was amended to permit publicly-traded pari-mutuel racing associations to operate card clubs on race track premises, the Hollywood Park-Casino was operated under a lease arrangement by an unaffiliated operator with Hollywood Park receiving a fixed lease payment for the facility. Hollywood Park assumed operational control over the Hollywood Park-Casino effective November 1995.

  The Hollywood Park-Casino is the only non-Indian facility in California that offers pari-mutuel wagering complete with bet runners, which allows card players to place pari-mutuel wagers without interruption of their games, including wagering on simulcast racing from the Royal Hong Kong Jockey Club. The Casino also sponsors special entertainment events, including live concerts and championship Thai Kick Boxing.

  The Hollywood Park-Casino has been able to attract a significant portion of the southern California High End Poker market ($15 to $30 limit and above). Hollywood Park believes it will be able to maintain and increase its share of this profitable market with the expansion of the High End Poker area to offer 20 or more

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gaming tables in a private setting. The Hollywood Park-Casino has expanded its poker tournaments, which have attracted some of the most famous championship players. Expansion of the high stakes California games area in the Casino was recently completed, which doubled the area's playing capacity. The Hollywood Park-Casino's per hour collection rates per table for conventional poker are approximately $75 for low limit and $240 for high limit, and for the California games, $140 for low limit and $700 for high limit.

  Crystal Park Hotel & Casino. The Crystal Park Hotel & Casino card club in Compton, California, which will be California's first hotel and casino, is expected to open in late 1996 with 110 gaming tables, but with the ability to substantially increase that number, and 282 hotel rooms. Hollywood Park will have an 88% interest in the facility, with the minority investors owning a total of 12% of the facility. If Crystal Park opens under current California law, which does not allow publicly traded companies such as Hollywood Park to operate a card club (other than on the same property as a race track, such as the Hollywood Park-Casino), the Crystal Park Casino will be operated by an unaffiliated operator already licensed by the State of California and the City of Compton under a five year lease.

  Under the terms of the lease, the operator would pay a monthly rent of $200,000 for the first six months, $350,000 for the months 7 through 12 and $759,375 for months 13 through 60. Hollywood Park's total expected investment in the Crystal Park Hotel and Casino is approximately $22,000,000.

  Hollywood Park has an option for five years to purchase the operator's gaming license and intends to do so if California law is changed. If at the end of the option, Hollywood Park is not able to operate the card club, the operator can either negotiate a new lease or acquire the card club site at its then fair market value. If there is a change in California law, allowing Hollywood Park to operate card clubs at sites other than its race track property, Hollywood Park and the minority investors would operate the card club in partnership with the former operator, with Hollywood Park and such minority investors owning 67% of the business.

RACING OPERATIONS

  Hollywood Park Race Track. The Hollywood Park Race Track is located in Inglewood, California, which is in the Los Angeles metropolitan area. Since 1938, the Hollywood Park Race Track has been ranked among the country's most distinguished thoroughbred racing facilities. Hollywood Park conducts two live on-track thoroughbred horse race meets per year, totalling approximately 95 to 100 race days per year. Race dates must be applied for on an annual basis from the California Horse Racing Board (the "CHRB"). Live races run Wednesday through Sunday, usually with nine live races a day. Hollywood Park also sends the signal of its live races off-track to other locations including fairgrounds, other race tracks, hotels and casinos. In total, Hollywood Park simulcasts its live races to 79 sites in 36 states and three countries. Hollywood Park also accepts the simulcast signal from live races conducted at other race tracks, including southern and northern California tracks, which has helped to mitigate the seasonality of Hollywood Park's horse racing business by allowing for year round operations. Although Hollywood Park has seen a shift from wagers placed on its live races, both on-track and off-track, to wagers placed on northern California simulcast races running on the same days as live racing at Hollywood Park, for which Hollywood Park receives a lower commission rate, the net effect of expanded simulcasting upon wagering commissions to date has been positive. Given Hollywood Park's limited operating experience simulcasting northern California races on live race days, there can be no assurance that this effect will continue to be positive.

  Wagering on live racing is pari-mutuel, meaning that patrons bet against each other in a pool rather than against the operator of the facility or with pre-set odds. Hollywood Park derives revenues from a share of the pari-mutuel handle at rates fixed by the State of California, admission fees and concession sales. The approximate pari-mutuel commission rates are as follows:
Pari-mutuel commission rates on live Hollywood Park races range from 6.4% of wagers placed at Hollywood Park to 1.25% of wagers placed off-track on Hollywood Park races simulcast out-of-state. Pari-mutuel commission rates on wagers placed on races simulcast at Hollywood Park range from 5.6% for northern California races to 2.0% for races conducted at other sites.


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

  Turf Paradise. Turf Paradise, acquired by Hollywood Park in 1994, is located in Phoenix, Arizona, and covers approximately 275 acres, of which approximately 100 acres are undeveloped. Turf Paradise conducts one continuous live thoroughbred meet that starts in September and runs through May and also offers limited quarter horse and arabian horse racing during certain periods of the year. Live racing is primarily conducted Friday through Tuesday, with live races sent to 32 off-track sites in Arizona and 33 out-of-state hubs, from which the signal is further disseminated to sites including New York, New Jersey, Pennsylvania, Nevada and Canada. On Wednesday and Thursday and during the off-season, Turf Paradise generally operates as a simulcast facility.

  At Turf Paradise, the state of Arizona fixes the pari-mutuel commissions on wagers for on-track racing and off-track racing within the state as follows: between 7.5% and 11.5% for on-track wagers depending on the total amount of the handle and whether the wager is for win, place or show or two- or three-or-more-horse pools, and between 9.0% and 17% for off-track wagers depending on the same factors.

  Sunflower operating as the Woodlands. Hollywood Park acquired Sunflower Racing, Inc. ("Sunflower"), which operates the Woodlands greyhound and horse racing track, in 1994. Sunflower's property, located in Kansas City, Kansas, covers 393 acres, of which 222 acres are currently developed and 171 acres are undeveloped. The Woodlands conducts live greyhound and horse racing and accepts simulcasts of both. Live greyhound racing runs almost continuously year round and horse racing is generally conducted in the fall.

  On June 22, 1994, riverboat gaming commenced in Missouri, with the largest boat located within ten miles of Sunflower's Woodlands Race Track. On November 8, 1994, Missouri voters authorized the use of games of chance on riverboats, including slot machines, which were placed into play on December 9, 1994. Riverboat gaming has had a very significant negative impact on Sunflower's financial results.

  The Kansas Legislature has not approved other forms of gaming at the Woodlands including slot machines which would have permitted the Woodlands to compete more effectively. As a result, Hollywood Park wrote off its approximately $11,412,000 investment in Sunflower in the quarter ended March 31, 1996 and, on May 17, 1996, Sunflower filed for reorganization under Chapter 11 of the Bankruptcy Code.

EXPANSION PLANS

  The following describes certain expansion opportunities which Hollywood Park is considering in addition to the Merger and those related to the Boomtown properties.

  Hollywood Park Stadium. Hollywood Park has considered building and operating a state-of-the-art stadium on its Inglewood property, which would accommodate football and soccer games played by National Football League teams, local college teams and Major League Soccer teams. The plans called for a 65,000 seat stadium, expandable to 83,000 seats for Superbowls and other special events, with approximately 200 luxury suites. Hollywood Park does not intend to begin construction of the stadium without a binding commitment from an NFL football team as an anchor tenant. Further, in view of the proposal of the Los Angeles Memorial Coliseum to the NFL to build a state-of-the-art football stadium, Hollywood Park has concluded not to actively pursue further efforts to secure a stadium. Hollywood Park would only consider further discussions regarding a stadium if the NFL were to determine that the Coliseum is unacceptable as a venue.

  Hollywood Park Arena. Hollywood Park is in the initial stages of evaluating a proposed arena, where the Los Angeles Lakers basketball and the Los Angeles Kings hockey teams would play. Presently, these teams play across the street from the Inglewood property at the Great Western Forum. Hollywood Park would supply the land for the proposed arena and receive lease payments and net parking revenues. The proposed arena would be financed and built by the lessee. Edward P. Roski, Jr., a co-owner of the Los Angeles Kings, is a Boomtown director and the principal owner of Boomtown's Blue Diamond Las Vegas casino. See "The Merger--Interests of Certain Persons in the Merger." Hollywood Park has been told by Mr. Roski and Philip Anschutz, the other owner of the Kings, that the Hollywood Park site is one of two leading sites, along with the Convention Center in downtown Los Angeles, for the proposed new arena.

  Other retail and entertainment facilities may be included with development of either the arena or stadium.

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COMPETITION

  The Hollywood Park-Casino competes directly with card clubs in neighboring cities, including two card clubs within approximately 12 miles of the Inglewood property, as well as card clubs located on Native American reservations. The Hollywood Park-Casino also faces competition from casinos in Las Vegas and other gaming venues which offer more extensive forms of gaming.

  Horse racing at Hollywood Park competes for patrons with a wide variety of live sporting events and cultural activities and with other forms of gaming activities. There are numerous professional and collegiate sporting events available in southern California. The race track also competes with Las Vegas casinos and other gaming venues. The state of California sponsors a lottery, which Hollywood Park believes has had a negative impact on racing revenues. Although no local race tracks operate live thoroughbred meets concurrently with the Hollywood Park Race Track, Hollywood Park believes its operations have been adversely impacted by the proliferation of additional racing opportunities both in California and outside the state. Hollywood Park believes that simulcast legislation has had a positive impact on Hollywood Park's overall revenues, primarily as the result of a significant increase in off-track and simulcast racing revenues, although on-track attendance and pari-mutuel handle have declined.

  Turf Paradise's primary competition is from local Indian Casinos with Las Vegas-style gaming. Twenty of the twenty-one tribes in Arizona are either already involved in gaming or in the planning stages. Currently, there are eleven operating casinos with a combined total of approximately 3,500 slot machines, and a total of 38 additional authorized gaming sites. There are three functioning casinos within 60 miles of Turf Paradise; with the closest approximately 28 miles away. Turf Paradise also competes with a state run lottery, year round greyhound pari-mutuel racing and simulcasts from Prescott Downs to the same off-track sites Turf Paradise sends its live races.

  As a result of intense competition from riverboat gaming, Sunflower, which operates the Woodlands Race Track, filed for reorganization under Chapter 11 of the Bankruptcy Code in May 1996. See "--Racing Operations--Sunflower operating as the Woodlands."

EMPLOYEES

  Hollywood Park employs approximately 2,075 full-time employees. The number of seasonal employees varies by race meet due to differences in staffing needs during live on-track racing as compared to simulcast racing. In 1995, the number of seasonal employees ranged from approximately 400 to approximately 1,500. Presently, all Hollywood Park-Casino employees are non-union, with the exception of the approximately 500 culinary employees working in the Hollywood Park-Casino, who are represented by Hotel Employees & Restaurant Employees, Local 11. Most race track seasonal employees are covered by collective bargaining agreements, as are approximately 400 of the full-time employees. Hollywood Park's collective bargaining agreement with Hotel Employees & Restaurant Employees, local 11 covering the race track employees expired in April 1996.

  Turf Paradise has a permanent staff of approximately 150 and a non-union seasonal staff that fluctuates between approximately 425 and 475. Sunflower has a permanent staff of 41 and a non-union seasonal staff that fluctuates between approximately 375 and 500.

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

                             BUSINESS OF BOOMTOWN

  Boomtown, Inc. ("Boomtown") owns and operates land-based, dockside and riverboat gaming operations in Verdi, Nevada ("Boomtown Reno"), Biloxi, Mississippi ("Boomtown Biloxi"), Harvey, Louisiana ("Boomtown New Orleans" or "Boomtown Belle") and Las Vegas, Nevada ("Boomtown Las Vegas" or "Blue Diamond"). Boomtown's properties offer hotel accommodations (at Boomtown Reno and Boomtown Las Vegas) gaming and other entertainment amenities to primarily middle income, value-oriented customers. Boomtown believes it distinguishes itself from other casinos by its emphasis on the "old west" and its casual, friendly atmosphere. At all of the Boomtown properties, Boomtown reinforces this theme throughout the customers' visit with the use of western memorabilia in its interior decor, country/western music and the western dress of its employees. Boomtown believes its western theme and relaxed environment provide for customer loyalty and a high rate of repeat business.

  Boomtown's strategic plan is to continue to expand its existing projects at Boomtown Reno, Boomtown Biloxi, and Boomtown New Orleans, and enter into additional markets by replicating its "old west" theme. At its current sites, Boomtown's goal is to expand its operations by adding more hotel rooms, restaurants, meeting and retail space and other amenities. Boomtown seeks generally at its locations to expand the non-gaming entertainment and amenities offered at the casino sites in order to attract entire families to the Boomtown casinos while also providing incentive for gaming customers to increase the frequency and duration of their visits.

  Boomtown believes that the Boomtown concept provides a strong basis for expanding into other gaming jurisdictions. Boomtown actively seeks to expand into jurisdictions that have legalized gambling or are anticipated to legalize casino gaming. In this regard, Boomtown is currently seeking a riverboat gaming license for a gaming operation on the Ohio River in Indiana as part of a joint venture with Hilton Gaming (Switzerland County) Corporation.

  The following table provides certain information relating to the gaming and hotel room data at Boomtown's existing properties as of August 31, 1996:

                         BOOMTOWN  BOOMTOWN   BOOMTOWN   BOOMTOWN
                           RENO   NEW ORLEANS  BILOXI  LAS VEGAS(1) TOTAL(1)((2)
                         -------- ----------- -------- ------------ ------------
Casino Square Footage...  40,000    30,000     33,000     30,000      133,000
Slot Machines...........   1,433       865        985      1,100        4,383
Table Games.............      43        51         47         28          169
Hotel Rooms.............     122         0          0        300          422

- --------
(1) On August 12, 1996, Boomtown entered into an agreement with the lessor of the Blue Diamond resort and certain other parties pursuant to which, upon consummation of the Merger, Boomtown will terminate its ongoing interest in the Blue Diamond resort. See "Business of Boomtown--Boomtown Las Vegas."
(2) Includes data for Boomtown Las Vegas.

BACKGROUND

  Gaming in the United States. Until the mid-1980's, casino gaming was legal in only Nevada and Atlantic City, New Jersey. Since that time, legalized gaming has proliferated throughout the United States to include land-based dockside and riverboat gaming fueled by the need for states and local jurisdictions to generate revenues in the face of budget concerns, create jobs for the community and promote economic development without increasing general taxation. Gaming has expanded to include not only riverboat and dockside gaming, but also state sponsored video lotteries, small stakes casino gaming and full-scale casinos owned and operated on Native American land.

  In 1986 the first significant move toward the expansion of legalized gaming occurred with the authorization of a state operated video lottery in Montana. Casino style gaming again expanded in 1987 when the United States Supreme Court upheld casino gaming on Indian reservations. Subsequently the Indian Gaming Regulatory Act of 1988 was issued regulating Indian gaming. In 1991 Mississippi became the first state to legalize casino gaming outside of Nevada and New Jersey, although restricting full scale casinos to dockside riverboats along the Mississippi river. Since that time dockside, riverboat or small stakes, land-based gaming has been legalized in at least eight states (Colorado, Iowa, Illinois, Indiana, Louisiana, Mississippi, Missouri and South Dakota). Video lottery gaming is now legal in at least five states (Louisiana, Oregon, South Dakota, Rhode Island and Montana) and full-scale Native American gaming is now legal in at least thirteen states (Arizona, Connecticut, Iowa, Louisiana, Michigan, Minnesota, Mississippi, Nebraska, New York, North Carolina, South Dakota, Washington and Wisconsin). Several other jurisdictions in North America have considered legalizing gaming or expanding permitted gaming that already exists in their area. However, several referendums and legislation proposing gaming expansion have failed to pass and other legislation has been stalled.

  Boomtown was organized under the laws of the State of Delaware in June 1987. Boomtown's headquarters' address is P.O. Box 399, Verdi, Nevada 89439-0399, and its telephone number is (702) 345-8680.

THE BOOMTOWN CONCEPT AND MARKETING STRATEGY

  Boomtown's strategy is to offer casino gaming and a broad range of amenities in a casual, friendly western atmosphere targeting middle income, value-oriented customers. The Boomtown concept includes the following:

    "Old West" Theme. Interest in the "old west" and the history of the United States during the 1800's has increased in recent years. Boomtown believes that a major reason first time customers stop at Boomtown's sites is their heavily themed appearance, with their flavor of the old west. Boomtown enhances its "old west" flavor through the use of western memorabilia in its interior decor, country/western music and the western dress of its employees. Boomtown has heavily themed all its sites by presenting the "old west" as experienced in each locale during the 1800's including the area architecture, clothing, memorabilia, history, food and entertainment.

    Casual, Friendly Atmosphere. An integral part of the Boomtown concept is to provide its customers with a casual, friendly atmosphere which management believes distinguishes Boomtown from many large gaming establishments. Important ingredients in accomplishing this objective, in the view of management, have been to instill in its employees a sense of pride in Boomtown and to nurture a sense of "family." Boomtown develops and reinforces these feelings through continuous training, employee "town meetings" and Boomtown sponsored recreation and entertainment activities. The employees are taught through formal and informal training to practice Boomtown slogan "catch the friendlies at Boomtown" and Boomtown S.E.C.R.E.T. ("Serve Every Customer Right Every Time"). Boomtown regards these concepts as critical ingredients of its employee and customer service philosophy and uses these concepts at all its locations. Boomtown believes that its friendly atmosphere instills customer loyalty and results in repeat business.

    Value-Oriented Middle Market Customer Base. Boomtown focuses on the middle market by providing moderately priced, high value amenities, including restaurants serving "all you can eat" buffet meals at an average price of approximately $5, low cost entertainment and hotel room rates which average $33. Boomtown uses similar pricing strategies for its amenities in each of its new markets. As a result of its middle market orientation and broad customer base, Boomtown generally experiences high customer volume and relatively low per customer revenues. Currently, approximately 78% of Boomtown's gaming revenues are derived from slot machines, providing a stable base of cash flows. Boomtown does not generally offer credit to its patrons.

    Broad Array of Marketing Programs. During over 25 years of operations in Reno, Boomtown has developed a broad array of marketing programs to increase revenues and market share. In addition to billboards, print media, radio and television, Boomtown has developed innovative charter flights ("FunFlight"), bus programs and a successful format for numerous special events, including gaming and golf tournaments and other sporting events. The bus and FunFlight programs are well suited to Boomtown's current locations.

    Boomtown's FunFlight program brings customers to Boomtown Reno from over 30 cities in the western United States and to Boomtown Biloxi from over 20 cities in the southeast. A computer data base is used to target and prioritize valued customers for repeat FunFlight business. In fiscal 1995, the program brought in over 32,000 customers on 390 flights that provided approximately 15% of Boomtown Reno's gaming revenue. Boomtown Reno's bus programs attracted approximately 243,000 customers on approximately 6,550 buses during fiscal 1995. Boomtown also sponsors numerous special events such as golf and other sporting tournaments, gaming tournaments and other special promotions, which are targeted at premium gaming players and are often provided on a complimentary basis.

BOOMTOWN RENO

  Boomtown Reno has been operating for over a quarter century and is located seven miles west of Reno on Interstate 80, the major highway connecting Northern California and Reno. Boomtown Reno was the originator of Boomtown's "old west" theme and has established a loyal customer base primarily drawn from Interstate 80 traffic. Boomtown believes it distinguishes itself from other casinos in the Reno area by its emphasis on the old west theme and by promoting Boomtown's casual, friendly atmosphere. Boomtown Reno caters to middle income customers and markets itself as Reno's only gaming and entertainment property complete with amenities for the entire family. Boomtown Reno currently employs approximately 1,100 employees.

  Boomtown Reno offers its guests a 40,000-square foot casino, including 1,433 slot machines and 43 table games (including blackjack ("21"), multiaction 21, Caribbean stud, royal match, let-it-ride, craps, roulette, poker and pai gow poker) and two Keno Games, a 122-room hotel, a 16-acre truck stop with approximately 200 parking spaces, a 203-space, full-service recreational vehicle park, a service station, a mini-mart and other related amenities. In addition, Boomtown Reno offers a 35,000-square foot family entertainment center featuring a dynamic motion theater, an indoor 18-hole western-themed miniature golf course, a restaurant and a replica of an 1800's indoor Ferris Wheel. Boomtown believes that the entertainment center is the only facility offering these attractions at a single site in Northern Nevada. In addition, the family entertainment center helps distinguish Boomtown Reno from other Reno casino hotels as a destination offering entertainment for the entire family.

  Boomtown Reno offers two full service/buffet combination restaurants which served over 1.2 million meals in fiscal 1995, as well as a 140-seat steakhouse and a 124-seat deli restaurant in the family entertainment center. Boomtown Reno's facilities also include four bars for casino and restaurant patrons. Boomtown Reno's food and beverage services and hotel accommodations are moderately priced.

  Boomtown Reno's 24-hour vehicle facilities include its truck stop, a service station and a full service convenience store which operate 365 days-a-year. The truck stop has the capacity to pump over 8 million gallons of fuel annually and pumped approximately 5.9 million gallons in fiscal 1995 while servicing approximately 250,000 trucks. Boomtown estimates that the service station provided gasoline and related services to another 250,000 vehicles in fiscal 1995.

  Boomtown Reno's 203-space, full-service recreational vehicle park opened in August 1989, and occupancy has increased from 23% for the 1990 fiscal year to 68% in 1995. Recreational vehicle park occupancy in Reno is heavily weighted toward the summer months and averaged over 96% at Boomtown during the fourth quarter of fiscal year 1995. Boomtown estimates its recreational vehicle park generated nearly 100,000 visitors to its casino in fiscal 1995.

  Reno Gaming Market. Reno's primary visitor attraction is gaming. The greater Reno area accounts for substantially all casino gaming which occurs in Washoe County, Nevada. Reno continues to promote itself as a major entertainment destination center and remains the third largest gaming region in the United States behind Las Vegas and Atlantic City. Reno is a popular resort area which attracts tourists from throughout the country by offering gaming as well as numerous other summer and winter recreational activities. Reno is located approximately 50 miles from Lake Tahoe, another popular recreational area. The continued popularity of Reno is evidenced in the increase in the number of visitors traveling to Reno. According to the Reno/Lake Tahoe Convention and Visitors Authority, over 4.5 million tourists visited Reno in 1994. Traffic on Interstate 80 from the west increased from 7.8 million vehicles in 1987 to 8.7 million in 1994. Air passenger service to Reno's

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

airport has also significantly expanded in recent years. According to the Reno/Sparks Convention and Visitors Authority, the number of passengers flying into Reno increased from 1.5 million in 1989 to 2.6 million in 1994.

  Casino gaining has grown steadily in the greater Reno area over the past decade and, in 1994, gaming revenues totaled $719 million. According to statistics compiled by the State of Nevada, casino gaming revenues in Washoe County increased between fiscal 1986 and fiscal 1994 at an average annual compound growth rate of approximately 6% and is expected to grow as a result of several recent events. During 1994 the Clarion Hotel Casino opened its second hotel tower, adding 287 new rooms and additional casino areas. At a final cost of $46 million, the National Bowling Stadium was completed and opened during the first fiscal quarter of 1995. The facility will be the site of major bowling tournaments hosted by the American Bowling Congress and the Women's International Bowling Congress. In October 1995, Harrahs Reno completed construction of a 442 room Hampton Inn hotel tower to complement its existing hotel/casino facilities, bringing its total rooms to 1,007. In July 1995 Circus Circus and The Eldorado, through a joint venture, opened the $230 million Silver Legacy Hotel and Casino which includes 60,000 square feet of gaming space, 1,700 rooms and a variety of entertainment amenities. Additionally, other casino projects and expansions have been announced or are in progress including the Peppermill Hotel Casino, Harrolds Club, the Clarion Hotel Casino, John Asquaga's Nugget and the Sands Regency.

  Competition. Boomtown Reno competes directly with casinos in the Reno downtown area for its customers. However, since a substantial percentage of Boomtown Reno customers stop at Boomtown Reno as they are driving to and from other Reno area casinos Boomtown believes that Boomtown Reno's success is favorably influenced by the success of other Reno casinos. Nevertheless, Boomtown Reno's operations are highly dependent upon the customers coming to and from Reno to gamble, and a decline in the Reno gaming market or loss of gaming customers due to increased competition from other gaming areas could have a material adverse effect on Boomtown's results of operations.

  Future Expansion. Boomtown Reno's current plans include an expansion to add approximately 200 additional hotel rooms, a restaurant, an entertainment lounge, 10,000 square feet of meeting space, retail space, additional parking and other amenities. The meeting space would allow Boomtown Reno to add another market segment composed of small groups, meetings and conventions. Boomtown Reno's hotel is currently capacity constrained, as occupancy is currently over 96% during the summer months and is 100% on virtually all weekends throughout the year. The Reno expansion project is expected to commence shortly following the Merger.

  Assuming completion of this expansion project, Boomtown will have used less than 66 of the 569 acres it owns on both sides of Interstate 80. Boomtown's long-term goals with respect to its Reno site is to continue phased expansion of its gaming, hotel and other entertainment facilities in order to become a major themed destination resort.

BOOMTOWN BILOXI

  Boomtown Biloxi, a Mississippi Limited Partnership (the "Mississippi Partnership") is majority owned and controlled by Boomtown and commenced operations in July 1994 and occupies nine acres on Biloxi's historic back bay. The dockside property consists of a land-based facility which houses all non-gaming operating space and a 33,000-square foot casino constructed on a 400 x 110 foot barge permanently moored to the land-based building. Boomtown's "old west" theme is the first of its kind in the Gulf Coast area, and management believes the casual atmosphere and western theme distinguishes Boomtown Biloxi from competing casinos. The casino offers 985 slot machines, 47 table games (including blackjack, dice, roulette, caribbean stud, let it ride, pai gow poker, poker and royal match) and other non-gaming amenities including a full service buffet/menu service restaurant, a 40 seat deli-style restaurant, a western dance hall/cabaret and a 20,000-square foot family entertainment center. The family entertainment center, complete with a dynamic motion theater, and the western theme distinguishes Boomtown Biloxi from other casinos on the Mississippi Gulf Coast as a destination offering entertainment for the entire family. Boomtown Biloxi currently employs approximately 835 employees.

  Boomtown Biloxi is located one-half mile from Interstate 110, the main highway connecting Interstate 10 and the Gulf of Mexico. Interstate 10 is the main thoroughfare connecting New Orleans, Louisiana and Mobile, Alabama. According to the Mississippi Department of Transportation, over 8 million vehicles travel past the Boomtown Biloxi site on Interstate 110 each year. Auto accessibility to the site is superior when approaching from the north due to its immediate proximity to the Interstate 110 spur from Interstate 10, which provides the bulk of traffic to the Gulf Coast region. Boomtown Biloxi is constructed in the back bay area of Biloxi and is the first casino visible to auto traffic traveling south on Interstate 110.

  Operating Structure. In October 1993, prior to beginning construction on the facility, Boomtown entered into a 99-year lease with Raphael Skrmetta ("Skrmetta Senior") for the site located on the back bay in Biloxi. The lease stipulates a fixed rent of $200,000 for the first 10 years of the lease plus 5 percent of gaming revenue over $25 million ("Percentage Rent"), and a base rent based on gaming revenue with a minimum of $500,000 and a maximum of $2 million. At current revenue levels, the base rent is $2 million and is expected to remain at this maximum level. If gaming revenue exceeds $50 million dollars, the percentage rent increases to 6% of all gaming revenue over $50 million. For the first two years of the lease, Skrmetta Senior has forgiven the "base rent" ($2 million per year) in exchange for a 15 percent limited partnership interest in the Mississippi Partnership. In September 1995, Skrmetta Senior transferred all of his equity ownership in the property to his son Eric Skrmetta ("Skrmetta").

  Under the terms of the partnership agreement, quarterly distributions are made to Skrmetta in relationship to his percentage interest in Boomtown Biloxi. The distributions are based on his pro rata share of the cash flow generated by the property after deducting normal capital expenditures and total debt service. To date, there have been no partnership distributions.

  Each of Boomtown and Skrmetta (or his transferees) has an option exercisable after three years, but not later than approximately seven years, following commencement of gaming operations to exchange Skrmetta's (or his transferees') interest in the Mississippi Partnership for, at Skrmetta's option, cash or a number of shares (or a combination thereof) of Boomtown's Common Stock equal to the value of the 15% interest in the Mississippi Partnership. The value of the Mississippi Partnership is equal to the difference between (A) six times the sum of (i) Partnership net income for the last completed fiscal year preceding the exchange, plus (ii) depreciation and amortization charges for such year, plus (iii) the provision for any income taxes for accounting purposes for such year, plus (iv) interest expense on long-term debt for such fiscal year, and (B) the sum of all of the Mississippi Partnership's long term debt (provided that debt in excess of $2.5 million which is incurred in connection with the acquisition of property, plant and equipment is not included until one year after the in-service date for the asset with which the debt is associated).

  Upon commencement of operations at Boomtown Biloxi, Boomtown entered into an agreement with Hospitality Franchise Systems, Inc. ("HFS") whereby HFS advanced $11 million in return for ownership of the Biloxi barge and shell building. Also under this agreement, HFS was to receive 20% of the adjusted earnings before interest, taxes, depreciation, and amortization ("EBITDA") as defined in the related contract. HFS was also to provide marketing services to the Boomtown Biloxi. The assets under this agreement, as well as the related contractual arrangements, were subsequently transferred to National Gaming Corporation, Inc. ("NGC"). Boomtown Biloxi leases the assets back from NGC under a 25-year lease with a 25-year renewal option.

  In November, 1995 Boomtown executed an agreement with NGC whereby $2.4 million was returned to NGC in return for a reduction of the EBITDA distributions from 20% to 16%. Additionally for $100,000, Boomtown secured an option to buy the barge from NGC as well as to buy out the EBITDA participation at a cost approximating the original investment made by HFS less the $2.4 million that was paid. The option terminates on March 31, 1997 but is renewable for an additional two years for $100,000 a year.

  Biloxi and the Mississippi Gaming Market. In 1990, the Mississippi State Legislature passed the Mississippi Gaming Control Act, which provided for legalized dockside gaming at the discretion of the 14 counties that either border the Gulf Coast or the Mississippi River. As of September 16, 1996 dockside gaming was permissible in nine of the 14 eligible counties in the State and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. An election to permit gaming in Desoto County (south of Memphis, Tennessee) has been called for November 5, 1996. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi. State and local gaming taxes for gaming operations in Biloxi approximate 12% of gaming revenues, plus certain fees.

  The Mississippi Gulf Coast has a long tradition as a vacation destination. Biloxi is within a one and one-half hour drive from New Orleans and a one hour drive from Mobile, Alabama. With a local population of approximately 300,000, the Gulf Coast area draws an estimated two million visitors annually primarily from Louisiana, Mississippi, Alabama, Florida, Tennessee and Georgia. Direct airline flight service is provided to Gulfport/Biloxi from Atlanta, Houston, Memphis and Nashville. Excluding Louisiana, a 200-mile radius around Biloxi encompasses more than 3.3 million people with an average age of 32. A 300-mile radius, excluding Louisiana, contains more than 7.7 million people. Area activities include beaches, golf, fishing, boating and water skiing.

  With the advantage of the coastal beaches in the Gulf Coast area, the peak season occurs during the summer months of June through August. The major factor that limits patronage during the peak season is the limited number of quality rooms on the coast. Numerous casino properties currently in existence or under construction are building hotel rooms to support the region as an entertainment destination resort.

  Competition. Dockside gaming has grown rapidly on the Mississippi Gulf Coast, increasing from no dockside casinos in March 1992 to 11 operating casinos by August 19, 1996. Boomtown Biloxi's dockside casino operations has numerous competitors, some of which have greater name recognition and financial and marketing resources than Boomtown. Boomtown Biloxi also competes with Louisiana casino operators. Additional casinos are planned for the Gulf Coast and Louisiana areas, and although not all of the casinos planned are likely to be developed, the Mississippi Gulf Coast gaming environment has become increasingly competitive. The Biloxi and Gulf Coast markets are therefore experiencing significant dilution and any additional casinos could dilute per unit win even further. Boomtown is addressing this issue by intensifying its marketing efforts to promote Boomtown Biloxi's western theme and family entertainment center and believes it will be able to continue to effectively compete in this market. However, there can be no assurance that such measures will be successful in addressing the intense competition in this area.

  Management believes Boomtown Biloxi's biggest obstacle to aggressively competing in the Biloxi/Gulf Coast area is its location. The property is positioned on the back bay of Biloxi approximately one mile north of the "strip" on coastal Highway 90. The majority of the casinos in the Biloxi and Gulfport area are located on Highway 90. The property is difficult to reach when approached from the south due to the lack of an offramp on Interstate 110 north, although Boomtown Biloxi is working with state and local officials regarding plans and funding for such an offramp. However, the property is the first casino visible to auto traffic when traveling south on Interstate 110.

  Future Expansion. Boomtown's current plan is to expand Boomtown Biloxi by adding a minimum of 200 and up to 500 hotel rooms adjacent to the casino as well as additional parking facilities.

BOOMTOWN NEW ORLEANS

  Boomtown New Orleans, a Louisiana limited partnership (the "Louisiana Partnership") is majority owned and controlled by Boomtown and commenced operations in August 1994 on a 50-acre site in Harvey, Louisiana, approximately ten miles from the famous French Quarter of New Orleans. Gaming operations are conducted from a 250-foot replica of a paddle-wheel riverboat, offering 865 slot machines and 51 table games (including blackjack ("21"), craps, poker, roulette, pai gow poker, let it ride and caribbean stud) in a 30,000-square foot casino. The land-based facility adjacent to the riverboat dock is composed of a western-themed, 88,000-square foot facility. The first floor of the building opened December 1994 and offers the patrons of the Boomtown Belle a deli-style restaurant, a 20,000-square foot family entertainment center and a western saloon/dancehall. In addition, the land-based facility provides for staging of the gaming vessel. This facility is the only one of its type in the New Orleans area and it attracts both families and adults by providing entertainment for non-gaming customers while also providing incentive for gaming customers to increase the frequency and duration of their visit. Boomtown believes it distinguishes itself from other casinos in the New Orleans area by its location, emphasis on Boomtown's old west theme and promoting its friendly, casual atmosphere. Boomtown New Orleans currently employs approximately 950 employees.

  Operating Structure. The Louisiana Partnership is 92.5% owned by Boomtown and Skrmetta owns a 7.5% limited partnership interest. The Louisiana Partnership agreement stipulates Boomtown make quarterly distributions to Skrmetta based upon a pro rata share of cash flow generated by the property, after deducting normal capital expenditures and total debt service.

  Each of Boomtown and Skrmetta (or his transferee) has an option exercisable after three years, but not later than approximately seven years, following commencement of gaming operations of the Boomtown Belle to exchange Skrmetta's (or his transferee's) interest in the Louisiana Partnership for, at Skrmetta's option, cash or a number of shares (or a combination thereof) of Boomtown's common stock equal to the value of Skrmetta's 7.5% interest in the Louisiana Partnership. The value of the Louisiana Partnership is equal to the difference between (A) six times the sum of (i) Partnership net income for the last completed fiscal year preceding the exchange, plus (ii) depreciation and amortization charges for such year, plus (iii) the provision for any income taxes for accounting purposes for such year, plus (iv) interest expense on long term debt for such fiscal year, less (B) the sum of all of the Louisiana Partnership's long-term debt (provided that debt in excess of $2.5 million which is incurred in connection with the acquisition of property, plant and equipment is not included until one year after the in-service date for the asset with which the debt is associated).

  New Orleans and the Louisiana Gaming Market. Riverboat gaming was legalized in Louisiana in July 1991 with the enactment of the Riverboat Economic Development and Gaming Control Act. The law currently limits the number of gaming licenses to 15 riverboat licenses of which 14 have already been granted. One land-based casino is also permitted in New Orleans.

  Louisiana law requires that all riverboats be built after January 1, 1992 and be of "period" construction, at least 150 feet in length and have a 600-passenger minimum capacity. Twenty-four hour unlimited stakes gaming is permitted on the riverboats which are required to cruise for not less than three nor more than eight hours. Twelve riverboats operate in the state of Louisiana in the areas of Shreveport, Lake Charles, New Orleans and Baton Rouge. Four boats are currently operational in the New Orleans area (including Boomtown's riverboat). The annual license fee to conduct gaming activities on a riverboat in Louisiana is $50,000 for the first year of operations and $100,000 per year thereafter. An additional fee of 18.5% of net gaming proceeds is charged by the state, and, under an alternate fee structure, a local municipality charges a fee of 6% of net gaming proceeds.

  In addition to the riverboat casinos, a single, large-scale land-based casino to be operated by Harrah's Jazz was approved for the City of New Orleans. A temporary facility was constructed in New Orleans, and the casino began operations in 1995. After almost 7 months of operations, Harrahs Jazz was forced into Chapter 11 bankruptcy on November 22, 1995 due to numerous occurrences including disappointing gaming revenues. Harrah's is currently in negotiations with the state of Louisiana and attempting to reorganize and commence operations.

  The New Orleans metropolitan area has a local resident population of over
1.3 million people and attracts over 9 million tourist annually. The "West Bank," which is located in Jefferson Parish, and is the site of Boomtown New Orleans, has more than 250,000 local residents.

  A large majority of the Boomtown Belle customers are local residents of the West Bank. These customers are primarily blue-collar, working class and suburban/rural. Boomtown believes that these customers are attracted by Boomtown's value-oriented, middle market philosophy and the related western atmosphere. Studies have indicated that these customers are local to the West Bank and do not like to travel into the downtown New Orleans urban area.

  The State of Louisiana recently adopted a statute pursuant to which voter referendums on the continuation of gaming will be held locally where gaming operations are conducted. The vote will take place on November 5, 1996. While Boomtown has no reason at this time to believe that the voters of the parish where Boomtown's Louisiana riverboat operations are located will vote against riverboat gaming, in the event that they were to do so, Boomtown would have to discontinue its riverboat gaming operation in that parish upon the expiration of its license in 1999, which would have a material adverse effect on Boomtown and, following the Merger, on the combined company.

  Competition. Boomtown New Orleans currently competes with other riverboat casinos in Louisiana and dockside gaming casinos in Mississippi, some of which have greater name recognition and greater financial and marketing resources than Boomtown. Boomtown believes that Boomtown New Orleans will face additional competition from a land-based casino in the City of New Orleans if it again becomes operational. Boomtown believes that its riverboat operation competes primarily on the basis of the riverboat's location and overall atmosphere. Current Louisiana gaming legislation authorizes a total of 15 riverboat casino licenses statewide, of which 14 have been granted. Boomtown believes that the local residents of the West Bank who frequent the Boomtown Belle are loyal to the West Bank and do not like to travel into the downtown New Orleans urban area. If new casinos draw significant numbers of customers from the West Bank, however, or the Boomtown Belle's customers do travel to other casinos, customer counts and revenues of the Boomtown Belle could be adversely affected.

  Future Expansion. The Boomtown Belle's current plan is to complete an expansion of its land-based facility to include a 350 seat full service buffet and a 150 seat specialty, fine dining restaurant to complement the entertainment package offered. The Louisiana expansion project is expected to commence shortly following the Merger.

BOOMTOWN LAS VEGAS

  Boomtown Las Vegas commenced operations in May 1994 on a 56-acre site at the interchange of Blue Diamond Road and Interstate 15, the principal thoroughfare connecting Southern California to Las Vegas. The property is heavily themed as an old mining town, as reflected in the outside facade and the interior decor. Boomtown Las Vegas includes a 30,000-square foot casino with 1,100 slot machines and 28 gaming tables, 300 hotel rooms, a 460-space full-service recreational vehicle park, two restaurants, an entertainment lounge, and a replica of an old mine where customers can pan for real gold. Boomtown Las Vegas currently employs approximately 1,000 employees.

  Prior to opening, Boomtown owned a 50% interest in Blue Diamond Hotel and Casino, Inc. ("Blue Diamond"), the operating company leasing the hotel/casino facility and the land (the "Resort"), and was primarily responsible for the development and management of the Resort. In June 1994, Boomtown exercised its right to acquire the remaining 50% of Blue Diamond from Edward P. Roski, Jr. ("Roski") in exchange for 714,286 shares of Boomtown's Common Stock. Roski is a member of the Board of Directors of Boomtown and an affiliate of IVAC, a California general partnership ("IVAC"), which owns the land and building leased by Boomtown Las Vegas for the Resort. Boomtown has loaned IVAC
$27.3 million (the "IVAC Loans") which was used to help construct the Resort. The IVAC Loans are secured by separate deeds of trust on the Resort, which deeds of trusts are subordinate to separate deeds of trust securing Blue Diamond and Boomtown obligations in connection with the Indenture (as defined under "Boomtown Management's Discussion of Financial Condition and Results of Operations"). Boomtown receives interest income of $2.7 million annually from IVAC as a result of these loans. In turn, Blue Diamond pays rent to IVAC in the amount of $5.4 million annually to lease the facility.

  Blue Diamond further has the right to purchase the Resort from IVAC in accordance with the terms of an option which expires in November 1996. On August 12, 1996, Boomtown, Blue Diamond, Hollywood Park,

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Roski, IVAC and Majestic Realty entered into the Blue Diamond Swap Agreement
(the "Swap Agreement") pursuant to which the parties agreed that, immediately following consummation of the Merger, and contingent upon the closing of the Merger, Boomtown and Blue Diamond (or any transferee thereof as set forth in the Swap Agreement) would exchange their entire interest in the Resort (including the IVAC Loans which will be transferred to IVAC and, as a result, will no longer be owed to or collectible by Boomtown), and effectively transfer all interest in the Resort to Roski, in exchange for a $5.0 million unsecured promissory note (the "First Note") and an unsecured promissory note (the "Second Note") valued at approximately $3.5 million and assumption by Roski, IVAC or an affiliate of certain liabilities (the "Blue Diamond Swap"). The First Note has an interest rate equal to the prime rate plus one and a one half percent (1.5%) per annum and provides for annual principal payments of $1 million plus accrued interest and maturing on the date that is five years after the closing. The Second Note has an interest rate equal to the prime rate plus one-half percent (0.5%) per annum and provides for a payment of all principal plus accrued interest on the date that is three (3) years after the closing.

  In exchange for its interest in the Resort, Boomtown will receive notes payable to Boomtown with an approximate value totaling $8.5 million, an estimated cash payment of $2.1 million, release from lease obligations under the Resort lease, Roski's assumption of certain liabilities and note obligations totaling approximately $3.8 million and the ongoing expenses of the Resort. Additionally, Roski will assume all operating leases including any residual balances due under such leases. The Swap Agreement requires approvals from applicable gaming authorities and Boomtown intends to seek the consent of the holders of a majority of the outstanding principal amount on the First Mortgage Notes. Boomtown will incur an after-tax loss of $35.7 million as a result of the Blue Diamond Swap.

  In accordance with the terms of the Swap Agreement, with certain exceptions set forth in the Swap Agreement, Boomtown will continue to operate the property until consummation of the Merger. Boomtown and Blue Diamond will be responsible for the liabilities of the Resort accruing prior to the Blue Diamond Swap and Roski will be responsible for the liabilities of the Resort accruing subsequent to the Blue Diamond Swap. In addition, Roski will resign from Boomtown's Board of Directors, effective as of the closing of the Blue Diamond Swap. If the Blue Diamond Swap were not consummated for any reason, Boomtown would continue to operate the property through the expiration of the lease term in July 1999, and the IVAC Notes would be required to be repaid to Boomtown at such time.

  The terms of the Swap Agreement described above were determined in an arms length negotiation between Timothy J. Parrott, the Chief Executive Officer of Boomtown, upon direction from the Boomtown Board, and Mr. Roski. In light of the losses being sustained by the Blue Diamond project, the Boomtown Board had determined that a transaction which would provide Boomtown at least the present value of Blue Diamond's net assets (estimated to be approximately $14.5 million), as well as relief from ongoing liabilities relating to Blue Diamond, would be in the best interests of the Boomtown stockholders since it would allow Boomtown to pursue potentially more profitable opportunities. The opinions of Oppenheimer and Sutro described under "The Merger--Opinions of Financial Advisors" did not include opinions relating to the Blue Diamond Swap.

  On August 12, 1996, Hollywood Park and Roski further entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Hollywood Park will, concurrently with the Blue Diamond Swap, purchase the 714,386 shares of Boomtown Common Stock held by Roski (the "Roski Stock") following its conversion into Hollywood Park Common Stock in the Merger, for a purchase price of approximately $3.5 million paid for by an unsecured promissory note having an interest rate equal to the prime rate plus one percent (1%) per annum and providing for four equal annual principal payments plus accrued interest and maturing on the date that is four years after the closing.

ADDITIONAL EXPANSION OPPORTUNITIES; POTENTIAL INDIANA PROJECT

  Boomtown actively seeks to expand its operations into jurisdictions that have legalized casino gaming. Boomtown believes that the Boomtown concept, coupled with its experienced management team, provides a strong basis for expanding into other gaming jurisdictions. Boomtown evaluates new sites primarily on the basis of four criteria: (i) proximity to interstate highways or major thoroughfares, (ii) ease of access, (iii) proximity to

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major population or tourist centers and (iv) amount of space for themed casino/entertainment, parking and expansion.

  In December 1995, Boomtown through its wholly-owned subsidiary, Boomtown Hoosier, Inc., a Nevada corporation ("Boomtown Hoosier"), along with Hilton Gaming (Switzerland County) Corporation ("Hilton Switzerland"), formed a joint venture for the purpose of acquiring Pinnacle Gaming Development Corp., a Colorado corporation ("Pinnacle"), which has a pending application for one of two remaining riverboat gaming licenses to be awarded for operations on the Ohio River in Indiana. The application, as amended on December 27, 1995, is for a license in Switzerland County, Indiana which is located approximately 35 miles south of Cincinnati, Ohio. The Boomtown-Hilton (the "Indiana Project") is planned to include a cruising riverboat with 38,000 square feet of casino space and supporting land-based facilities that will incorporate a "western river-town" themed entertainment complex with up to 300 hotel rooms, a 700 seat multi-purpose special events room and several restaurants and retail operation. Pinnacle further owns options to lease and purchase real property in Switzerland County where the land-based facilities will be constructed.

  Pursuant to the terms of the agreement relating to the Indiana Project, Hilton Switzerland and Boomtown Hoosier have formed Indiana Ventures LLC, a Nevada limited liability company (the "JV Entity") for the purpose of acquiring Pinnacle and otherwise pursuing the Indiana Project. Hilton Switzerland and Boomtown Hoosier each own 48.5% (the "Original Percentages") of the JV Entity, with the remaining interests held by a non-voting minority partner. So long as Hilton Switzerland and Boomtown Hoosier hold the Original Percentages (which is dependent upon each such party meeting its share of the capital requirements of the JV Entity), Hilton Switzerland and Boomtown Hoosier will share management control of the project. In the event the parties no longer hold the Original Percentages, the party with the larger interest will have management control of the project, with certain minority projections.

  In December 1995, Switzerland County Development Corporation, a Nevada corporation and a wholly-owned subsidiary of JV Entity, agreed to acquire Pinnacle for an aggregate purchase price of $4,331,000, $100,000 of which has been paid, with the remainder to be paid upon the achievement of certain milestones, including Pinnacle receiving a certificate of suitability from the Indiana Gaming Commission pursuant to its pending application, the ground breaking of the Indiana Project, and the commencement of operations. The JV Entity has the right to terminate the agreement for the purchase of Pinnacle at any time subject to payment of certain termination fees of up to $400,000 depending upon when the termination notice is delivered. In December 1995, the JV Entity further acquired options to lease additional land in Switzerland County which would provide the site which Boomtown intends to utilize for construction of the land-based facilities for the Indiana Project. There is no assurance that the JV Entity will receive the necessary license and other governmental approvals and environmental permits to proceed with the Indiana Project. See "Risk Factors--Dependence on Expansion."

EMPLOYEES

  As of December 1, 1995, Boomtown had a total of 3,840 employees, of whom 1,488 were in gaming operations, 132 were in hotel operations, 922 were in food and beverage, 34 were in vehicle services, 80 were in the family entertainment centers and 1,184 were employed in other operations. Boomtown does not directly employ the captains, crew and maintenance personnel who operate and maintain the Boomtown Belle Riverboat. None of Boomtown's employees are represented by a labor union. Management considers its labor relations to be good.

PROPERTIES

  Boomtown Reno owns 569 acres of land at the Boomtown Reno location. Boomtown also owns all of the facilities located at Boomtown Reno, including the casino, hotel, fun center, truck stop and recreational vehicle park. Current operations are located on approximately 61 acres. Of the remaining acreage, approximately 60 acres are zoned commercial and 444 acres are zoned noncommercial. Boomtown Reno also owns the related water rights. In addition, Boomtown Reno maintains and operates its own sewer treatment facility at the site.

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  The Boomtown Reno operating facility includes 40,000 square feet of casino space and a 3,000 square foot family entertainment center. Additionally, the property includes a 16-acre truck stop with approximately 200 parking spaces, a 203-space, full-service recreational park, a service station, a mini-mart and other related amenities.

  Boomtown leases all buildings and ground at its Boomtown Las Vegas property site. On June 30, 1993, Blue Diamond entered into a lease with IVAC, a California general partnership, for the Boomtown Las Vegas building and related land of 56 acres. The lease is for an initial term of five years with renewal options in certain very limited circumstances. Subject to the terms of the lease, Blue Diamond has an option to acquire the leased property for a six-month period, commencing May 20, 1996. Boomtown and IVAC, among other parties, have entered into the Swap Agreement to effect the Blue Diamond Swap, pursuant to which the lease would terminate and Boomtown would exchange its entire interest in the Boomtown Las Vegas resort for certain promissory notes and an assumption of certain liabilities by IVAC. See "--Boomtown Las Vegas" for a further description of the Las Vegas Property.

  In November 1993, the Louisiana Partnership completed the purchase of approximately 50 acres located in Jefferson Parish, 10 miles from the French Quarter of New Orleans, Louisiana, for approximately $3 million. This property is used for land-based amenities related to its riverboat casino at Boomtown New Orleans. At this property, Boomtown New Orleans owns all facilities, including the riverboat restaurants, bars, fun center, and entertainment facility. See "--Boomtown New Orleans" for a further description of the Boomtown New Orleans property.

  During November 1993, the Mississippi Partnership entered into a 99-year lease of an 8.9 acre site in Biloxi, Mississippi. This land is being used to operate the land-based amenities and parking for its dockside casino at Boomtown Biloxi. The Mississippi Partnership has also entered into several leases from 10 to 25 years on additional land being used for additional parking. Upon commencement of operations on July 18, 1994, the Mississippi Partnership sold its casino barge and building to Hospitality Franchise Systems, Inc. ("HFS") for $11 million and immediately leased them back for 25 years for a rental amount based on adjusted earnings before interest, taxes, depreciation and amortization, as defined in the relevant contract. HFS subsequently transferred the contract to NGC. All land-based facilities, including restaurants, bars, fun center, and entertainment facility are owed by Boomtown Biloxi. Boomtown Biloxi also leases submerged tidelands at the casino site from the State of Mississippi. The term of the lease is ten years with a five-year option to renew. Annual rent is set forth in the lease.

LEGAL MATTERS

  From time to time, Boomtown is engaged in legal proceedings in the course of its business, including the following matters:

  In September 1995, Boomtown was named a defendant in a class action suit in the United States District Court in New Jersey in which the plaintiffs have alleged that numerous companies operating casinos in the United States have conspired to exclude card counters from their establishments. (Hyland v. Griffin Investigations, et al.). A class has not yet been certified in the action. Boomtown disputes the claims made in this matter and intends to contest them vigorously. Motions to dismiss are in the process of being filed by Boomtown and other defendants.

  A demand for arbitration has been filed by Eric Skrmetta with the American Arbitration Association, alleging that Boomtown breached Louisiana Partnership Agreement and its fiduciary duty to limited partners resulting in less than anticipated distributions to Mr. Skrmetta. Boomtown disputes this claim and intends to contest it vigorously.


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

                      GOVERNMENT REGULATION AND LICENSING

  The combined company's gaming establishments and horse racing facilities will be subject to extensive state and local regulation. The following summarizes certain material features of the regulatory framework in the jurisdictions in which the combined company will have gaming or racing operations.

CALIFORNIA

  California Card Club Operations. Operation of California card clubs such as the Hollywood Park-Casino and Crystal Park is governed by the California Gaming Registration Act (the "CGRA") and is subject to the oversight of the California Attorney General. Under the CGRA, a California card club may only offer certain forms of card games, including Poker, Pai Gow, and California Blackjack. A card club may not offer many of the card games and other games of chance permitted in Nevada and other jurisdictions where Boomtown conducts business.

  Although the California Attorney General takes the position that, under the CGRA, only individuals, partnerships or privately-held companies (as opposed to publicly-traded companies such as Hollywood Park) are eligible to operate card clubs, the 1995 enactment of California Senate Bill 100 ("SB-100") also permits a publicly-owned racing association to own and operate a card club if it also owns and operates a race track on the same premises. The provisions of SB-100 expire on January 1, 1999, unless the California legislature enacts a comprehensive scheme for the regulation of gaming under the jurisdiction of a gaming control commission. There can be no assurance that such legislation will be adopted by such date or that the legislature will extend the deadline. See "Risk Factors--Governmental Regulation." SB-100 also imposes a moratorium through 1998 on public votes or referendums to approve the enactment of any city ordinance allowing additional card clubs in California.

  Pursuant to the CGRA, the operator of a card club, and its officers, directors and certain stockholders are required to be registered by the Attorney General and licensed by the municipality in which it is located. In September 1995, the Attorney General granted Hollywood Park a provisional registration under SB-100 to operate the Hollywood Park-Casino. A permanent registration will not be granted until the California Department of Justice completes its review of the applications of Hollywood Park and its corporate officers and directors. The Attorney General has broad discretion to deny a gaming registration and may impose reasonably necessary conditions upon the granting of a gaming registration. Grounds for denial include felony convictions, criminal acts, convictions involving dishonesty, illegal gambling activities, and false statements on a gaming application. Such grounds also generally include having a financial interest in a business or organization that engages in gaming activities that are illegal under California law; however, this provision contains an exception for publicly traded racing associations such as Hollywood Park. In addition, the Attorney General possesses broad authority to suspend or revoke a gaming registration on any of the foregoing grounds, as well as for violation of any federal, state or local gambling law, failure to take reasonable steps to prevent dishonest acts or illegal activities on the premises of the card club, failure to cooperate with the Attorney General in its oversight of the card club and failure to comply with any condition of the registration.

  Hollywood Park's operations at the Hollywood Park-Casino are also regulated by a City of Inglewood ordinance (the "Inglewood Ordinance"). The Inglewood Ordinance provides for a single card club located on the premises of the Hollywood Park Race Track and requires Hollywood Park, as the operator of the Hollywood Park-Casino, to be licensed by the City and to obtain a card club operations certificate. The Inglewood City Council has approved Hollywood Park's application for a gaming license. Hollywood Park's initial city gaming license will be valid for five years unless revoked, suspended or surrendered, and is renewable annually thereafter.

  In addition to Hollywood Park, the Inglewood Ordinance also requires all employees, each beneficial owner of at least 10% of the Hollywood Park Common Stock, and certain key employees of Hollywood Park to have either a permit or a valid registration from the City of Inglewood. The license to operate the card club may be

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

suspended or revoked if such a stockholder or employee fails to obtain a permit. Without the prior consent of the City of Inglewood, a 10% stockholder may not transfer or sell its Hollywood Park shares to any person who is, or by reason of such transaction would become, a 10% stockholder. These licensing requirements and transfer restrictions apply to all 10% stockholders of Hollywood Park, and no waiver from such requirements or restrictions are provided for institutional or other investors who purchase for investment purposes only.

  The City of Compton has granted the operator of Crystal Park all municipal gaming licenses necessary for operation of Crystal Park, and the operator has received a provisional registration from the California Department of Justice.

  Racing Operations. The California Horse Racing Board ("CHRB") has jurisdiction and supervision over all horse race meets in the State of California. Licenses granted by the CHRB must be obtained annually by Hollywood Park in order to conduct both the Spring/Summer and Autumn Meeting race meets. The CHRB has the authority, when granting any license, to vary the number of weeks allocated to any applicant and the time of year in which such allocation falls. The CHRB may, at its discretion, refuse to issue a license to a race track operator such as Hollywood Park that has a financial interest in another licensed race track operation or in the conduct of horse racing meets by any other person at any other race track in California. Although no future assurance can be given, Hollywood Park has applied for and received a license to conduct thoroughbred horse race meets every year since 1938, except for 1942 and 1943 due to wartime activities.

  Regulation of New Projects. Hollywood Park's contemplated expansion projects at the Inglewood property, such as the Hollywood Park Stadium and the Hollywood Park Arena, are subject to approval and regulation by the City of Inglewood. The Inglewood Planning Commission has approved the development of a football stadium at Hollywood Park's Inglewood property and has certified an environmental impact report for the Hollywood Park Stadium. A lawsuit was filed in Los Angeles Superior Court against the City of Inglewood challenging the stadium approval alleging that the City failed to comply with requirements of the California Environmental Quality Act. Hollywood Park has been named as the real party in interest in such lawsuit. The Superior Court has entered a judgment in favor of the City and Hollywood Park. While the plaintiff may appeal the decision, Hollywood Park believes that the decision of the Superior Court is correct. See "Business of Hollywood Park--Expansion Plans."

NEVADA

  The ownership and operation of casino gaming facilities in Nevada are subject to: the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and various local regulations. Boomtown's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), Washoe County and the Clark County Liquor and Gaming Licensing Board ("CCLGLB"). The Nevada Commission, the Nevada Board, Washoe County and the CCLGLB are collectively referred to as the "Nevada Gaming Authorities."

  The laws, regulations and supervisory procedure of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective control over the financial practice of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) providing a source of state and local revenues though taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on Boomtown's gaming operation.

  Boomtown's subsidiaries which operate Boomtown Reno and Boomtown Las Vegas (the "Operating Subsidiaries") are required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. Boomtown is presently registered by the Nevada

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

Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. After the Merger (which is subject to prior approval by the Nevada Gaming Authorities), Hollywood Park will be registered with the Nevada Commission as a Registered Corporation and will be subject to all gaming laws and requirements applicable to Registered Corporations. No person may become a stockholder of, or receive any percentage of profits from, the operating subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. Boomtown and its operating subsidiaries have obtained from the Nevada Gaming Authorities the various registration, approval, permits and licenses required in order to engage in gaming activities in Nevada. Hollywood Park has applied for registration with the Nevada Commission as a Registered Corporation. The application by Hollywood Park must be favorably acted upon by the Nevada Commission in order for the Merger to be consummated.

  The Merger, the Blue Diamond Swap and related transactions must be approved by the Nevada Commission upon the recommendation of the Nevada Board. If the Merger and related transactions are approved, Hollywood Park will become a Registered Corporation and will be found suitable to own all of the stock of Boomtown. Upon approval of the Merger, Boomtown will be registered by the Nevada Commission as an intermediary company owning the stock of the Operating Subsidiaries. The following regulatory requirements currently apply to Boomtown and its officers, directors and stockholders, and the Operating Subsidiaries, and will apply to Hollywood Park and its officers, directors and stockholders, Boomtown and the Operating Subsidiaries upon the receipt of all necessary approvals from the Nevada Gaming Authorities in connection with their applications for registration or licensing, as applicable, in connection with the Merger. There can be no assurance that the necessary registrations, findings of suitability, licenses and approvals for the Blue Diamond Swap, the Merger and related transactions will be obtained, or that they will be obtained on a timely basis.

  The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation or its operating subsidiaries, in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the operating subsidiaries must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of a Registered Corporation who are actively and directly involved in gaming activities of the operating subsidiaries may be required to be licensed or found suitable by the Nevada Gaming Authorities. The executive officers and certain directors of Hollywood Park who will be directly involved in the business of the operating subsidiaries after the Merger have applied for the licenses, findings of suitability, or approvals, as appropriate, from the Nevada Gaming Authorities and it is expected that such applications will be addressed at the time Hollywood Park's application for registration as a Registered Corporation is acted upon. None of Hollywood Park's officers or directors have previously been licensed or otherwise found suitable or approved by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensee positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

  If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue to have a relationship with a Registered Corporation or its operating subsidiaries, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Registered Corporation or the operating subsidiaries to terminate the employment of any person who refuses to file appropriate application. Determinations of suitability and questions pertaining to licensing are not subject to judicial review in Nevada.

  A Registered Corporation and its operating subsidiaries are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and

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

similar financing transactions by the operating subsidiaries must be reported to, or approved by, the Nevada Commission.

  If it were determined that the Nevada Act was violated by either of the operating subsidiaries, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the operating subsidiary, the Registered Corporation, and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act, at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the operating subsidiaries and their results of operation.

  Any beneficial holder of a Registered Corporation's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have its suitability as a beneficial holder of the Registered Corporation's voting securities determined, if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the joint securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Registered Corporation, any change in the Registered Corporation's charter, bylaws, management, policies or operations or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including, a list of beneficial owners. The applicant is required to pay all costs of investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty or a criminal offense. A Registered Corporation is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Registered Corporation or the operating subsidiaries, the Registered Corporation (i) pays that person any dividend or interest upon voting securities of said corporation, (ii) allows that person to exercise; directly or indirectly, a voting right conferred through securities held by that person, (iii) pays remuneration in

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any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the CCLGLB has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  A Registered Corporation is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. A Registered Corporation is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require a Registered Corporation's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

  A Registered Corporation may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

  Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control of a Registered Corporation, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

  The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees and Registered Corporations that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by a Registered Corporation's Board of Directors in response to a tender offer made directly to the corporation's stockholders for the purposes of acquiring control of the corporation.

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  License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

  Any person who is licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of the Nevada Board's investigation of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

MISSISSIPPI

  The ownership and operation of casino facilities in Mississippi are subject to extensive state and local regulation. Regulation is primarily effected through the licensing and regulatory control of the Mississippi Gaming Commission and the Mississippi State Tax Commission (the "Mississippi Gaming Authorities").

  The Mississippi Gaming Control Act (the "Mississippi Act"), which legalized dockside casinos in Mississippi, was enacted on June 29, 1990. Although not identical, the Mississippi Act is similar to the Nevada Gaming Control Act. Effective October 29, 1991, the Mississippi Gaming Commission adopted regulations which are also similar in many respects to the Nevada gaming regulations.

  The Merger will require the prior approval of the Mississippi Gaming Commission as an acquisition of control of Boomtown by Hollywood Park pursuant to the Mississippi Gaming Commission's regulations. Hollywood Park has applied to the Mississippi Gaming Commission for an approval of the Merger as an acquisition of control. The issuance of the securities offered by Hollywood Park to Boomtown stockholders will require the prior approval of the Mississippi Gaming Commission either as a transaction involving the acquisition of control of Boomtown by Hollywood Park or as a public offering by Hollywood Park. The Mississippi Gaming Commission staff has indicated that certain executive officers and directors of Hollywood Park will be required to be found suitable by the Commission in connection with the Merger. These persons have filed applications for findings of suitability.

  Hollywood Park will be required to register with and be investigated by the Mississippi Gaming Commission as a publicly traded holding company of Boomtown Biloxi, and Boomtown will be required to deregister as a publicly traded holding company and register as a holding company of Boomtown Biloxi. Hollywood Park will also be required to place a legend on its securities describing Mississippi gaming law restrictions, unless it receives an exemption from this requirement. Hollywood Park will be required to obtain foreign gaming approval for its current operations in jurisdictions outside of the State of Mississippi. Hollywood Park has made requests for such approvals from the Mississippi Gaming Commission.

  The laws, regulations and supervisory procedures of Mississippi and the Mississippi Gaming Commission seek to: (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming

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at any time or in any capacity; (ii) establish and maintain responsible accounting practices and procedures; (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and safeguarding of assets and revenues, providing reliable record keeping and making periodic reports to the Mississippi Gaming Commission; (iv) prevent cheating and fraudulent practices; (v) provide a source of state and local revenues through taxation and licensing fees; and
(vi) ensure that gaming licensees, to the extent practicable, employ Mississippi residents. The regulations are subject to amendment and interpretation by the Mississippi Gaming Commission. Changes in Mississippi laws or regulations may limit or otherwise materially affect the types of gaming that may be conducted and such changes, if enacted, could have an adverse effect on the operations of Hollywood Park, Boomtown and Boomtown's Biloxi, Mississippi gaming operations.

  The Mississippi Act provides for legalized dockside gaming in 14 counties that either border the Gulf Coast or the Mississippi River, but only if the voters in such counties have not voted to prohibit gaming in that county. As of September 16, 1996, dockside gaming was permissible in nine of the 14 eligible counties in the State and gaming operations had commenced in Adams, Coahoma, Hancock, Harrison, Tunica, Warren and Washington counties. An election to permit gaming in Desoto County (south of Memphis, Tennessee) has been called for November 5, 1996. Under Mississippi law, gaming vessels must be located on the Mississippi river or on navigable waters in eligible counties along the Mississippi River, or in the waters of the State of Mississippi lying south of the State in eligible counties along the Mississippi Gulf Coast. At least one lawsuit is pending with respect to the expansion of eligible gaming sites in Mississippi Gulf Coast counties. The law permits unlimited stakes gaming on permanently moored vessels on a 24-hour basis and does not restrict the percentage of space which may be utilized for gaming. There are no limitations on the number of gaming licenses which may be issued in Mississippi.

  Hollywood Park and Boomtown will be required periodically to submit detailed financial and operating reports to the Mississippi Gaming Commission and furnish any other information which the Mississippi Gaming Commission may require. Hollywood Park, Boomtown and any subsidiary of either Hollywood Park or of Boomtown (or a partnership in which the subsidiary is a partner) that operates a casino in Mississippi (a "Mississippi Gaming Subsidiary"), is subject to the licensing and regulatory control of the Mississippi Gaming Authorities. If Hollywood Park or Boomtown is unable to continue to satisfy the registration requirements of the Mississippi Act, Hollywood Park, Boomtown and its Mississippi Gaming subsidiaries cannot own or operate gaming facilities in Mississippi. Each Mississippi Gaming Subsidiary must obtain a gaming license from the Mississippi Gaming Commission to operate casinos in Mississippi. A gaming license is issued by the Mississippi Gaming Commission subject to certain conditions, including continued compliance with all applicable state laws and regulations and physical inspection of the casinos prior to opening.

  Gaming licenses are not transferable, are initially issued for a two-year period and must be renewed periodically thereafter. Boomtown Biloxi's gaming license was issued by the Mississippi Gaming Commission on June 30, 1994, and Boomtown Biloxi was relicensed by the Mississippi Gaming Commission on June 20, 1996 for a two year period expiring June 20, 1998. No person may become a shareholder of or receive any percentage of profits from a gaming licensee subsidiary of a holding company without first obtaining licenses and approvals from the Mississippi Gaming Commission. Boomtown has obtained such approvals in connection with the licensing of Boomtown Biloxi.

  Certain officers and employees of Hollywood Park, Boomtown and the officers, directors and certain key employees of Boomtown's Mississippi Gaming Subsidiary must be found suitable or be investigated by the Mississippi Gaming Commission. Boomtown believes that findings of suitability with respect to such persons associated with Boomtown or Boomtown Biloxi have been applied for or obtained, although the Mississippi Gaming Commission in its discretion may require additional persons to file applications for suitability. Such persons affiliated with Hollywood Park have filed applications with the Mississippi Gaming Commission and are currently under investigation. Employees associated with gaming must obtain work permits that are subject to immediate suspension under certain circumstances. In addition, any person having a material relationship or involvement with Hollywood Park or Boomtown may be required to be found suitable or licensed, in which case

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

those persons must pay the costs and fees associated with such investigation. The Mississippi Gaming Commission may deny an application for a license for any cause that it deems reasonable. Changes in licensed positions must be reported to the Mississippi Gaming Commission. In addition to its authority to deny an application for a license, the Mississippi Gaming Commission has jurisdiction to disapprove a change in corporate position. The Mississippi Gaming Commission has the power to require any Mississippi Gaming Subsidiary, Hollywood Park and Boomtown to suspend or dismiss officers, directors and other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

  After the Merger at any time, the Mississippi Gaming Commission has the power to investigate and require the finding of suitability of any record or beneficial shareholder of Hollywood Park or Boomtown. Mississippi law requires any person who acquires more than 5% of the common stock of a publicly traded holding company to report the acquisition to the Mississippi Gaming Commission, and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10% of Boomtown's common stock, as reported to the Securities and Exchange Commission, must apply for a finding of suitability by the Mississippi Gaming Commission and must pay the costs and fees that the Mississippi Gaming Commission incurs in conducting the investigation. The Mississippi Gaming Commission has generally exercised its discretion to require a finding of suitability of any beneficial owner of more than 5% of a public company's common stock. However, the Mississippi Gaming Commission has adopted a policy that could permit certain institutional investors to beneficially own up to 10% of a public company's common stock without a finding of suitability. If a shareholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information, including a list of beneficial owners. Hollywood Park, as a publicly traded holding company registered with the Mississippi Gaming Commission, will be subject to the above described requirements.

  Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. After the Merger, any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of the securities of Hollywood Park beyond such time as the Mississippi Gaming Commission prescribes, may be guilty of a misdemeanor. Hollywood Park will be subject to disciplinary action if, after receiving notice that a person is unsuitable to be a shareholder or to have any other relationship with Boomtown or its Mississippi Gaming Subsidiaries, Hollywood Park: (i) pays the unsuitable person any dividend or other distribution upon the voting securities of Hollywood Park; (ii) recognizes the exercise, directly or indirectly, of a voting rights conferred by securities of Hollywood Park;
(iii) recognizes the exercise, directly or indirectly, of any voting rights conferred by securities held by the unsuitable person; (iv) pays the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances; or (v) fails to pursue all lawful efforts to require the unsuitable person to divest himself of the securities, including, if necessary, the immediate purchase of the securities for cash at a fair market value.

  Hollywood Park may be required to disclose to the Mississippi Gaming Commission upon request the identities of security holders including the holders of any debt securities. In addition, the Mississippi Gaming Commission under the Mississippi Act may, in its discretion, (i) require holders of debt securities of registered corporations to file applications; (ii) investigate such holders, and (iii) require such holders to be found suitable to own such debt securities. Although the Mississippi Gaming Commission generally does not require the individual holders of obligations such as notes to be investigated and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with such an investigation.

  The Gaming Subsidiary must maintain a current stock ledger in its principal office in Mississippi and Hollywood Park after the Merger and Boomtown must maintain a current list of stockholders in the principal offices of the Gaming Subsidiary which must reflect the record ownership of each outstanding share of any class

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

of equity security issued by Hollywood Park and Boomtown. The stockholder list may thereafter be maintained by adding reports regarding the ownership of such securities that it receives from Hollywood Park's transfer agent. The ledger and stockholder lists must be available for inspection by the Mississippi Gaming Commission at any time. If any securities of Hollywood Park are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. Hollywood Park must also render maximum assistance in determining the identity of the beneficial owner.

  The Mississippi Act requires that the certificates representing securities of a public-traded corporation (as defined in the Mississippi Act) bear a legend to the general effect that such securities are subject to the Mississippi Act and the regulations of the Mississippi Gaming Commission. The Mississippi Gaming Commission has the power to impose additional restrictions on the holders of Boomtown's securities at any time. Boomtown has received a waiver from this legend requirement from the Mississippi Gaming Commission. Hollywood Park intends to request an exemption from this requirement. Although Hollywood Park believes it will receive an exemption from this legend requirement, no assurance can be given that Hollywood Park will actually receive the exemption.

  Substantially all loans, leases, sales of securities and similar financing transactions by a Mississippi Gaming Subsidiary must be reported to or approved by the Mississippi Gaming Commission. A Mississippi Gaming Subsidiary may not make an issuance or public offering of its securities, but may pledge or mortgage casino facilities, if it obtains the prior approval of the Mississippi Gaming Commission. Hollywood Park may not make an issuance or public offering of its securities without the prior approval of the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi or to retire or extend obligations incurred for one or more such purposes. Such approval, if given, does not constitute a recommendation or approval of the investment merits of the securities subject to the offering. Any representation to the contrary is unlawful.

  After the Merger, changes in control of Hollywood Park through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover, and certain recapitalizations and stock repurchases by Hollywood Park cannot occur without the prior approval of the Mississippi Gaming Commission. The Mississippi Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

  The Mississippi legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Mississippi and corporations whose stock is publicly traded that are affiliated with those licensees, may be injurious to stable and productive corporate gaming. The Mississippi Gaming Commission has established a regulation scheme to ameliorate the potentially adverse effects of these business practices upon Mississippi's gaming industry and to further Mississippi's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. After the Merger, approvals are, in certain circumstances, required from the Mississippi Gaming Commission before Hollywood Park may make exceptional repurchases of voting securities above the current market price of its Common Stock (commonly called "greenmail") or before a corporate acquisition opposed by management may be consummated. Mississippi's gaming regulations will also require prior approval by the Mississippi Gaming Commission if Hollywood Park adopts a plan of recapitalization proposed by its Board of Directors opposing a tender offer made directly to the shareholders for the purpose of acquiring control of Hollywood Park.

  After the Merger, none of Hollywood Park, Boomtown nor any subsidiary may engage in gaming activities in Mississippi while also conducting gaming operations outside of Mississippi without approval of the Mississippi Gaming Commission. The Mississippi Gaming Authorities may require determinations that, among other things, there are means for the Mississippi Gaming Authorities to have access to information concerning

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

the out-of-state gaming operations of Boomtown and its affiliates. The Mississippi Gaming Commission has approved Boomtown's operations in Nevada and Louisiana but must approve Boomtown's or Hollywood Park's operations in any other jurisdictions in connection with Hollywood Park's registration with the Mississippi Gaming Commission as a public corporation. Hollywood Park has applied for registration with the Mississippi Gaming Commission as a public corporation.

  If the Mississippi Gaming Commission decides that a Mississippi Gaming Subsidiary violated a gaming law or regulation, the Mississippi Gaming Commission could limit, condition, suspend or revoke the license of the Gaming Subsidiary. In addition, a Mississippi Gaming Subsidiary, Boomtown and Hollywood Park and the persons involved could be subject to substantial fines for each separate violation. Because of such a violation, the Mississippi Gaming Commission could seek to appoint a supervisor to operate the casino facilities.

  License fees and taxes, computed in various ways depending on the type of gaming involved, are payable to the State of Mississippi and to the counties and cities in which a Mississippi Gaming Subsidiary's respective operations will be conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon (i) a percentage of the gross gaming revenues received by the casino operation, (ii) the number of slot machines operated by the casino or (iii) the number of table games operated by the casino. The license fee payable to the State of Mississippi is based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings) and equals a percent of gaming receipts of $50,000 or less per month, 6 percent of gaming receipts over $50,000 and less than $134,000 per month, and 8 percent of gaming receipts over $134,000. The foregoing license fees are allowed as a credit against the individual partners' Mississippi income tax liability for the year paid.

  In October 1994, the Mississippi Gaming Commission adopted two new regulations. Under the first regulation, as a condition of licensure or license renewal, casino vessels on the Mississippi Gulf Coast that are not self-propelled must be moored to withstand a Category 4 hurricane with 155 mile per hour winds and 15 foot tidal surge. Boomtown Biloxi believes that it currently meets this requirement. The second regulation requires as a condition of licensure or license renewal that a gaming establishment's plan include a 500-car parking facility in close proximity to the casino complex and infrastructure facilities the expenditures for which will amount to at least 25% of the casino cost. Such facilities shall include any of the following: a 250 room hotel of at least a two star rating as defined by the current edition of the Mobil Travel Guide, a theme park, golf courses, marinas, a tennis complex, entertainment facilities, or any other such facility as approved by the Mississippi Gaming Commission as infrastructure. Parking facilities, roads, sewage and water systems, or facilities normally provided by cities and/or counties are excluded. The Mississippi Gaming Commission may in its discretion reduce the number of rooms required, where it is shown to the Commission's satisfaction that sufficient rooms are available to accommodate the anticipated visitor load. Boomtown Biloxi believes that it currently meets such requirements and was relicensed by the Mississippi Gaming Commission on June 20, 1996 for an additional two-year period. In addition, Boomtown Biloxi is planning to construct and operate a hotel to satisfy this requirement: however, there can be no assurance that it will be successful in completing such a hotel.

  The sale of food or alcoholic beverages at the Boomtown Biloxi property is subject to licensing, control and regulation by the applicable state and local authorities. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of the affected casino or casinos. Certain officers and managers of Hollywood Park, Boomtown and Boomtown Biloxi must be investigated by the Alcoholic Beverage Control Division of the State Tax Commission (the "ABC") in connection with the Casino's liquor permits. Changes in licensed positions must be approved by the ABC.

LOUISIANA

  The ownership and operation of a riverboat gaming vessel is subject to the Louisiana Riverboat Economic Development and Gaming Control Act (the "Louisiana Act"). Gaming activities are regulated by the Louisiana Gaming Control Board (the "Board") with assistance from the Department of Public Safety and Corrections,

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Office of State Police. The Board is responsible for investigating the background of all applicants seeking a gaming license, issuing the gaming license and enforcing, along with the state police, the laws, rules and regulations relative to riverboat gaming activities. The Board is empowered to issue up to 15 licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one parish.

  The laws and regulations of Louisiana seek to (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming any time or in any capacity; (ii) establish and maintain responsible accounting practices and procedures; (iii) maintain effective control over the financial practices of licensees, including establishing procedures for reliable record keeping and making periodic reports to the Board; (iv) prevent cheating and fraudulent practices; (v) provide a source of state and local revenues through fees; and (vi) ensure that gaming licensees, to the extent practicable, employ and contract with Louisiana residents, women and minorities.

  In addition, the Board must promulgate rules and regulations regarding the authorized use of a riverboat upon designated waterways, the duration of riverboat excursions and the stops that a riverboat may make. The Board also governs the required insurance by a licensee, the issuance of emergency orders in extreme weather conditions, specifications for the design, appearance of and construction of riverboats, the procedures for negotiable instrument transactions, mandatory periodic inspections, and preferential treatment to Louisiana firms for procurement.

  The Louisiana Act specifies certain restrictions and conditions relating to the operation of riverboat gaming, including but not limited to the following:
(i) gaming is not permitted while a riverboat is docked, other than for forty-five minutes between excursions, and unless dangerous weather or other conditions exist; (ii) each round trip riverboat cruise may not be less than three nor more than eight hours in duration, subject to specified exceptions;
(iii) agents of the Board are permitted on board at any time during gaming operations; (iv) gaming devices, equipment, and supplies may be purchased or leased from permitted suppliers; (v) gaming may only take place in the designated gaming area while the riverboat is upon a designated river or waterway; (vi) gaming equipment may not be possessed, maintained, or exhibited by any person on a riverboat except in the specifically designated gaming area, or a secure area used for inspection, repair, or storage of such equipment; (vii) wagers may be received only for a person present on a licensed riverboat; (viii) persons under 21 are not permitted in designated gaming areas; (ix) except for slot machine play, wagers may be made only with tokens, chips, or electronic cards purchased from the licensee aboard a riverboat; (x) licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat's licensed berth; (xi) licensees must have adequate protection and indemnity insurance; (xii) licensees must have all necessary federal and state licenses, certificates, and other regulatory approvals prior to operating a riverboat and (xiii) gaming may only be conducted in accordance with the terms of the license and the rules and regulations adopted by the Board.

  No person may receive any percentage of the profits from the Louisiana Partnership without first being found suitable. In March 1994, the Louisiana Partnership, its officers, key personnel, partners and persons holding a 5% of greater interest in the partnership were found suitable by the Board's predecessor. A gaming license is deemed to be a privilege under Louisiana law and as such may be denied, revoked, suspended, conditioned or limited at any time by the Board. In issuing a license, the Board must find that the applicant is a person of good character, honesty and integrity and the applicant is a person whose prior activities, criminal record, if any, reputation, habits and associations do not pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming, or create or enhance the dangers of unsuitable, unfair or illegal practices, methods, and activities in the conduct of gaming or the carrying on of business and financial arrangements in connection therewith. The Board will not grant any licenses unless if finds that: (i) the applicant is capable of conducting gaming operations, which means that the applicant can demonstrate the capability, either through training, education, business experience, or a combination of the above to operate a gaming casino; (ii) the proposed financing of the riverboat and the gaming operations is adequate for the nature of the proposed operation and from a source suitable and acceptable to the Board; (iii) the applicant demonstrates

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

a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat so as to ensure the safety of its passengers; (iv) the applicant submits a detailed plan of design of the riverboat in its application for a license; (v) the applicant designates the docking facilities to be used by the riverboat; (vi) the applicant shows adequate financial ability to construct and maintain a riverboat; (vii) the applicant has a good faith plan to recruit, train, and upgrade minorities in all employment classifications; and (viii) the applicant is of good moral character.

  The Board may not award a license to any applicant: who fails to provide information and documentation to reveal any fact material to qualifications or who supplies information which is untrue or misleading as to a material fact pertaining to the qualification criteria; who has been convicted of or plead nolo contendere to an offense punishable by imprisonment of more than one year; who is currently being prosecuted for or regarding whom charges are pending in any jurisdiction of an offense punishable by more than one year imprisonment; if any holder of 5% of more in the profits and losses of the applicant has been convicted of or plead guilty or nolo contendere to an offense, which at the time of conviction is punishable as a felony.

  The transfer of a license is prohibited. The sale, assignment, transfer, pledge, or disposition of securities which represent 5% or more of the total outstanding shares issued by a holder of a license is subject to Board approval. A security issued by a holder of a license must generally disclose these restrictions. If a security holder of a licensee is found disqualified, the Board may prohibit the security holder from (i) receiving any dividend or interest with regard to the securities; (ii) exercising, directly or indirectly, any rights conferred by the securities; or (iii) receiving any remuneration from the licensee for services rendered or otherwise.

  A licensee (the Louisiana Partnership) must periodically report the following information to the Board, which is not confidential and is to be available for public inspection: the licensee's net gaming proceeds from all authorized games; the amount of net gaming proceeds tax paid; and all quarterly and annual financial statements presenting historical data that are submitted to the Board, including annual financial statements that have been audited by an independent certified public accountant.

  The Board is required to promulgate rules governing the method for approval of the area of operations, the rules and odds of authorized games and devices permitted, and prescribe grounds and procedures for the revocation, limitation or suspension of licenses and permits.

ARIZONA

  The Arizona Racing Commission ("ARC") has jurisdiction and supervision over all racing activities in the State of Arizona. The ARC issues live racing permits that are valid for three years, and off-track permits are granted on a year to year basis. In 1994, Turf Paradise received a live racing permit from the ARC, which will remain in force through the 1996/1997 race year. The permit specifies that live racing may be conducted between the first week of September through the third week of May and that, so long as there is live racing at Turf Paradise at least five days a week, Turf Paradise may have simulcast wagering on days when there is no live racing.

KANSAS

  The Kansas Racing Commission ("KRC") has jurisdiction and supervision over all racing activity in the State of Kansas. The KRC has granted Sunflower a license to own and manage the Woodlands facility; however, the license to conduct races for all race days until the year 2014 has been granted to TRAK East, an unaffiliated non-profit entity. Sunflower in turn provides management services to TRAK East. Sunflower has an agreement with TRAK East to provide the physical race tracks along with management and consulting services for twenty-five years, with options to renew for one or more successive five year terms.

     SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT OF BOOMTOWN

  The following table sets forth the beneficial ownership of Boomtown Common Stock as of the Boomtown Record Date by: (i) each person or entity who is known by Boomtown to own beneficially more than 5% of the outstanding shares of Boomtown Common Stock; (ii) each of Boomtown's directors; (iii) each of the five most highly compensated executive officers serving as executive officers at the end of the fiscal year ended September 30, 1995; (iv) the former President of the Boomtown; and (v) all current directors and executive officers as a group. A total of 9,264,291 shares of the Boomtown Common Stock were issued and outstanding as of the Boomtown Record Date.

                                                           NUMBER    PERCENT
   DIRECTORS, EXECUTIVE OFFICERS AND 5% STOCKHOLDERS    OF SHARES(1)  OWNED
   -------------------------------------------------    ------------ -------
State of Wisconsin Investment Board(2).................    915,000     9.9%
  P.O. Box 7842
  Madison, WI 53707
Legg Mason Special Investment Trust, Inc.(3)...........    900,000     9.7%
  7 East Redwood Street
  Baltimore, MD 21203-7023
Edward P. Roski, Jr.(4)................................    724,586     7.8%
  c/o Majestic Realty Co.
  13191 Crossroads Parkway North
  6th Floor
  City of Industry, CA 91746-3497
Timothy J. Parrott(5)..................................    579,245     6.1%
  c/o Boomtown, Inc.
  P.O. Box 399
  Verdi, NV 89439-0399
Kenneth Rainin.........................................    530,666     5.7%
  c/o Rainin Research Group
  5400 Hollis Street
  Emeryville, CA 91608
Richard N. Scott(6)....................................    141,420     1.5%
James W. Middagh(7)....................................     52,519       *
Robert F. List(8)......................................     25,801       *
Donald E. Dixon(9).....................................     10,251       *
Richard J. Goeglein(10)................................      6,943       *
Peter L. Harris(11)....................................      3,034       *
Phil E. Bryan(12)......................................        --      --
Delbert W. Yocam(13)...................................        --      --
All executive officers and directors as a group (11
 persons)(14)..........................................  1,426,380    14.8%

- --------
  * Less than one percent.

 (1) The number and percentage of shares beneficially owned is determined under rules of the Securities and Exchange Commission (the "SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the Boomtown Record Date through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

 (2) The beneficial share number is as of August 31, 1996 and is based on information received from the State of Wisconsin Investment Board.

 (3) The beneficial share number is as of August 1996 and is based on information received from Legg Mason Special Investment Trust ("Legg Mason"). The shares are held by Legg Mason, with Legg Mason Fund Advisor, Inc., a wholly owned subsidiary of Legg Mason, Inc., having the power to vote and dispose of such shares.

 (4) Includes 5,199 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Roski is a director of Boomtown.

 (5) Includes 236,244 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Parrott is Chairman of the Board and Chief Executive Officer of Boomtown.

 (6) Includes 141,355 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Scott resigned as President, Chief Operating Officer and a director of Boomtown effective as of April 30, 1996.

 (7) Includes 52,518 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Middagh is Senior Vice President of Operations of Boomtown.

 (8) Includes 23,900 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. List is Senior Vice President and Corporate Counsel and a director of Boomtown.

 (9) Includes 9,750 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Dixon is Vice President Human Resources of Boomtown.

(10) Includes 6,943 shares issuable upon the exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of the Boomtown Record Date. Mr. Goeglein is a director of Boomtown.

(11) Includes 3,033 shares issuable upon the exercise of a stock option to purchase shares of Common Stock which is exercisable within 60 days of the Boomtown Record Date. Mr. Harris is a director of Boomtown.

(12) Mr. Bryan is President, Chief Operating Officer and a director of
     Boomtown.

(13) Mr. Yocam is a director of Boomtown.

(14) Includes 360,892 shares issuable upon the exercise of stock options to purchase shares of Common Stock which are exercisable within 60 days of the Boomtown Record Date.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following selected historical financial information of Hollywood Park and Boomtown has been derived from their respective historical financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto included herein. The Hollywood Park historical financial statement data as of and for the six months ended June 30, 1996 and 1995 has been prepared on the same basis as the historical information derived from the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The Boomtown historical financial statement data as of and for the nine months ended June 30, 1996 and 1995 has been prepared on the same basis as the historical information derived from the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of such financial statement data. The unaudited selected pro forma combined consolidated condensed financial data is derived from the unaudited pro forma combined consolidated condensed financial statements, appearing elsewhere herein, which give effect to the Merger as a purchase, and should be read in conjunction with such pro forma statements and the notes thereto. For the purpose of the pro forma combined consolidated condensed statement of operations data, Hollywood Park's financial data for the fiscal year ended December 31, 1995 and for the six months ended June 30, 1996 have been combined with Boomtown's financial data for the fiscal year ended September 30, 1995 and the six months ended June 30, 1996, respectively.

  Certain amounts from the Hollywood Park and Boomtown Selected Historical Financial Data have been reclassified and/or recaptioned to conform with the selected presentation hereto.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Merger been consummated in an earlier period, nor is it necessarily indicative of future operating results or financial position.

                             HOLLYWOOD PARK, INC.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                                YEAR ENDED
                                   YEARS ENDED DECEMBER 31,                  DECEMBER 31, 1995
                          ------------------------------------------  -------------------------------
                                                                         PRO FORMA       PRO FORMA
                                                                         EXCLUDING       INCLUDING
                                                                         BOOMTOWN        BOOMTOWN
                           1991    1992     1993     1994     1995    LAS VEGAS(a)(b) LAS VEGAS(a)(c)
                          ------- ------- -------- -------- --------  --------------- ---------------
                                          HISTORICAL                            (UNAUDITED)
                          ------------------------------------------  -------------------------------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Racing operations and
  other income..........  $74,057 $80,944 $ 78,985 $ 98,743 $ 93,349     $ 87,363        $ 87,363
 Casino operations......        0       0        0   18,581   37,223      212,236         253,152
 Hotel, recreational
  vehicle park, truck
  stop, and other
  income................        0       0        0        0        0       19,139          24,905
                          ------- ------- -------- -------- --------     --------        --------
                           74,057  80,944   78,985  117,324  130,572      318,738         365,420
                          ------- ------- -------- -------- --------     --------        --------
Expenses:
 Racing operations and
  other expenses........   61,133  63,499   62,798   80,839   79,828       41,734          41,732
 Casino operations......        0       0        0   15,557   29,819      116,425         147,148
 Hotel, recreational
  vehicle park, truck
  stop, and other
  expenses..............        0       0        0        0        0      107,411         128,812
 Casino pre-opening and
  training expense......        0       0      850    2,337        0            0               0
 Turf Paradise
  acquisition costs.....        0       0        0      627        0            0               0
 Lawsuit settlement.....        0       0        0        0    6,088        6,088           6,088
 Discontinued projects..        0       0        0        0        0        6,054           6,054
 Depreciation and
  amortization..........    5,890   5,899    6,402    9,563   11,384       19,964          20,487
                          ------- ------- -------- -------- --------     --------        --------
                           67,023  69,398   70,050  108,923  127,119      297,676         350,321
                          ------- ------- -------- -------- --------     --------        --------
Operating income .......    7,034  11,546    8,935    8,401    3,453       21,062          15,099
 Interest expense.......    4,973   4,883    1,517    3,061    3,922       19,284          17,168
                          ------- ------- -------- -------- --------     --------        --------
Income (loss) before
 minority interests and
 income taxes...........    2,061   6,663    7,418    5,340     (469)       1,778          (2,069)
 Minority interests.....        0       0        0        0        0        1,105           1,105
                          ------- ------- -------- -------- --------     --------        --------
Income (loss) before
 income taxes and
 extraordinary item.....    2,061   6,663    7,418    5,340     (469)       2,883            (964)
 Income tax expense.....      255   3,135    1,025    1,568      693        3,339           2,171
                          ------- ------- -------- -------- --------     --------        --------
Income (loss) before
 extraordinary item.....    1,806   3,528    6,393    3,772   (1,162)        (456)         (3,135)
Extraordinary item--
 Utilization of tax
 benefit from net
 operating loss
 carryforwards..........       73   1,894        0        0        0            0               0
                          ------- ------- -------- -------- --------     --------        --------
Net income (loss).......  $ 1,879 $ 5,422 $  6,393 $  3,772 $ (1,162)    $   (456)       $ (3,135)
                          ------- ------- -------- -------- --------     --------        --------
Dividends on convertible
 preferred stock........  $     0 $     0 $  1,718 $  1,925 $  1,925     $  1,925        $  1,925
                          ------- ------- -------- -------- --------     --------        --------
Net income (loss)
 available to (allocated
 to) common
 shareholders...........  $ 1,879 $ 5,422 $  4,675 $  1,847 $ (3,087)    $ (2,381)       $ (5,060)
                          ======= ======= ======== ======== ========     ========        ========
Per common share:
 Income (loss) before
  extraordinary item:
 Primary................  $  0.14 $  0.27 $   0.30 $   0.10 $  (0.17)    $  (0.10)       $  (0.21)
 Fully diluted..........  $  0.14 $  0.27 $   0.30 $   0.10 $  (0.17)    $  (0.10)       $  (0.21)
 Net income (loss):
 Primary................  $  0.14 $  0.41 $   0.30 $   0.10 $  (0.17)    $  (0.10)       $  (0.21)
 Fully diluted..........  $  0.14 $  0.41 $   0.30 $   0.10 $  (0.17)    $  (0.10)       $  (0.21)
 Dividends..............  $  0.15 $  0.04 $   0.00 $   0.00 $   0.00     $   0.00        $   0.00
BALANCE SHEET DATA:
 Total assets...........  $89,777 $90,219 $176,424 $246,573 $286,706     $473,350        $480,045
 Other liabilities......   16,047  34,494   21,876   36,518  105,331      122,041         125,065
 Long term obligations..   68,400  45,538      348   42,800   15,629      126,421         124,851
 Stockholders' equity...    5,330  10,187  154,200  167,255  165,746      224,888         230,129

- -------
(a) Excludes the Pacific Casino Management, Inc. pro forma financial results prior to Hollywood Park's November 17, 1995, acquisition of Pacific Casino Management, Inc.
(b) Assumes the Blue Diamond Swap is consummated in connection with the Merger as of January 1, 1995, and, as a result, excludes the results of operations of Boomtown Las Vegas. See "Business of Boomtown--Boomtown Las Vegas."
(c) Assumes the Blue Diamond Swap is not consummated in connection with the Merger, and, as a result, includes the results of operations of Boomtown Las Vegas. See "Business of Boomtown--Boomtown Las Vegas."

                             HOLLYWOOD PARK, INC.

               SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                               SIX MONTHS ENDED JUNE 30,
                                         ---------------------------------------
                                           1995     1996      1996       1996
                                         -------- --------  ---------  ---------
                                                            PRO FORMA  PRO FORMA
                                                            EXCLUDING  INCLUDING
                                                            BOOMTOWN   BOOMTOWN
                                                               LAS        LAS
                                            HISTORICAL      VEGAS(a)   VEGAS(b)
                                         -----------------  ---------  ---------
                                                      (UNAUDITED)
                                         ---------------------------------------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Racing operations and other income....  $ 48,868 $ 45,334  $ 44,162   $ 44,162
 Casino operations.....................    18,416   28,946   114,474    134,239
 Hotel, recreational vehicle park,
  truck stop, and other income.........         0        0    12,941     16,157
                                         -------- --------  --------   --------
                                           67,284   74,280   171,577    194,558
                                         -------- --------  --------   --------
Expenses:
 Racing operations and other expenses..    40,494   37,382    19,182     19,182
 Casino operations.....................    12,831   24,873    74,154     89,727
 Hotel, recreational vehicle park,
  truck stop, and other expenses.......         0        0    49,616     59,588
 Write off of investment in
  subsidiary...........................         0   11,412    11,412     11,412
 Loss on termination of Blue Diamond
  interest.............................         0        0    36,562     36,562
 Depreciation and amortization.........     5,654    5,400    10,123     10,320
                                         -------- --------  --------   --------
                                           58,979   79,067   201,049    226,791
                                         -------- --------  --------   --------
Operating income (loss)................     8,305   (4,787)  (29,472)   (32,233)
 Interest expense......................     1,928      898     8,776      7,817
                                         -------- --------  --------   --------
Income (loss) before minority interests
 and income taxes......................     6,377   (5,685)  (38,248)   (40,050)
 Minority interests....................         0        0       493        493
                                         -------- --------  --------   --------
Income (loss) before income taxes......     6,377   (5,685)  (37,755)   (39,557)
 Income tax expense....................     2,114    2,444     2,629      3,042
                                         -------- --------  --------   --------
Net income (loss)......................  $  4,263 $ (8,129) $(40,384)  $(42,599)
                                         -------- --------  --------   --------
Dividends on convertible preferred
 stock.................................  $    962 $    962  $    962   $    962
                                         -------- --------  --------   --------
Net income (loss) available to
 (allocated to) common shareholders....  $  3,301 $ (9,091) $(41,346)  $(43,561)
                                         ======== ========  ========   ========
Per common share:
 Net income (loss):
 Primary...............................  $   0.18 $  (0.49) $  (1.73)  $  (1.79)
 Fully diluted.........................  $   0.18 $  (0.49) $  (1.73)  $  (1.79)
 Dividends.............................  $   0.00 $   0.00  $   0.00   $   0.00
BALANCE SHEET DATA:
 Total assets..........................  $263,575 $223,801  $416,743   $419,661
 Other liabilities.....................    77,293   66,897    90,428     93,642
 Long term obligations.................    15,726      256   110,424    108,578
 Stockholders' equity..................   170,556  156,648   214,669    217,441

- -------
(a) Assumes the Blue Diamond Swap is consummated in connection with the Merger as of January 1, 1995, and, as a result, excludes the results of operations of Boomtown Las Vegas. See "Business of Boomtown--Boomtown Las Vegas."

(b) Assumes the Blue Diamond Swap is not consummated in connection with the Merger, and, as a result, includes the results of operations of Boomtown Las Vegas. See "Business of Boomtown--Boomtown Las Vegas."

                                BOOMTOWN, INC.

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            NINE MONTHS ENDED
                                  YEARS ENDED SEPTEMBER 30,                     JUNE 30,
                          ------------------------------------------------  ------------------
                           1991     1992      1993      1994        1995      1995      1996
                          -------  -------  --------  --------    --------  --------  --------
                                                   HISTORICAL
                          --------------------------------------------------------------------
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
                                                                            ------------------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net Revenues:
 Casino.................  $39,602  $42,009  $ 42,416  $ 76,326    $189,306  $139,832  $139,350
 Non-casino.............   13,227   13,714    16,231    27,049      42,461    29,869    34,006
                          -------  -------  --------  --------    --------  --------  --------
                           52,829   55,723    58,647   103,375     231,767   169,701   173,356
                          -------  -------  --------  --------    --------  --------  --------
Operating Expenses:
 Casino.................   16,899   17,782    18,373    31,230(a)   79,044    58,224    59,649
 Non-casino.............   10,295   10,425    11,891    23,438      34,110    23,851    28,039
 Marketing, general and
  administrative........   12,641   13,412    15,949    33,284(a)   94,890    68,760    69,307
 Pre-opening expenses...        0        0         0    15,787           0        --        --
 Discontinued
  projects/future
  developments..........        0        0         0         0       6,054     6,054       920
 Depreciation and
  amortization..........    3,540    3,528     3,839     5,891      10,422     7,635     8,135
 Loss on termination of
  Blue Diamond
  interest..............       --       --        --        --          --        --    36,563
 Compensation charge for
  SAR and stock option
  plans (b).............      307    2,783         0         0           0        --        --
 Nonrecurring charge for
  environmental
  remediation (c).......        0      425         0         0           0        --        --
                          -------  -------  --------  --------    --------  --------  --------
                           43,682   48,355    50,052   109,630     224,520   164,524   202,613
                          -------  -------  --------  --------    --------  --------  --------
Income (loss) from
 operations.............    9,147    7,368     8,595    (6,255)      7,247     5,177   (29,257)
Interest expense, net of
 capitalized interest...    4,415    3,368     1,033     5,631      13,434     9,806    10,362
Interest income.........     (201)    (130)     (426)   (2,624)     (3,081)   (2,272)   (2,341)
Other income............       --       --        --        --          --        --      (827)
Gain on sale of assets..        0        0         0         0           0      (173)     (240)
Loss on marketable
 securities.............        0        0         0     1,691           0        --        --
                          -------  -------  --------  --------    --------  --------  --------
Income (loss) before
 minority interest,
 extraordinary loss and
 income taxes...........    4,933    4,130     7,988   (10,953)     (3,106)   (2,184)  (36,211)
Minority interest.......        0        0         0       351       1,105       112       878
                          -------  -------  --------  --------    --------  --------  --------
Income (loss) before
 extraordinary loss and
 income taxes...........    4,933    4,130     7,988   (10,602)     (2,001)   (2,072)  (35,333)
Provision (benefit) for
 income taxes...........    2,094    1,669     3,036    (2,779)        876      (860)      (50)
                          -------  -------  --------  --------    --------  --------  --------
Income (loss) before
 extraordinary loss.....    2,839    2,461     4,952    (7,823)     (2,877)   (1,212)  (35,283)
Extraordinary loss-early
 extinguishment of debt,
 net of tax (d).........        0        0       370       229           0        --        --
                          -------  -------  --------  --------    --------  --------  --------
Net income (loss).......  $ 2,839  $ 2,461  $  4,582  $ (8,052)   $ (2,877) $ (1,212) $(35,283)
                          =======  =======  ========  ========    ========  ========  ========
Income (loss) before
 extraordinary loss per
 share of common
 stock (e)..............  $ 2,639  $ 2,261  $  4,902  $ (7,823)   $ (2,877) $ (1,212) $(35,283)
                          =======  =======  ========  ========    ========  ========  ========
Income (loss) before
 extraordinary loss
 applicable to common
 stock..................  $  0.71  $  0.61  $   0.65  $  (0.90)   $  (0.31) $  (0.13) $  (3.82)
Extraordinary loss per
 share..................     0.00     0.00     (0.05)    (0.03)       0.00        --        --
                          -------  -------  --------  --------    --------  --------  --------
Net income (loss) per
 share of common stock..  $  0.71  $  0.61  $   0.60  $  (0.93)   $  (0.31) $  (0.13) $  (3.82)
                          =======  =======  ========  ========    ========  ========  ========
Weighted average shares
 outstanding............    3,708    3,708     7,503     8,690       9,228     9,227     9,243
                          =======  =======  ========  ========    ========  ========  ========
CONSOLIDATED BALANCE
 SHEET DATA:
 Total Assets...........  $52,643  $55,916  $108,616  $238,467    $239,198  $237,377  $204,186
 Long term debt
  excluding current
  portion...............  $29,142  $31,973  $      0  $105,140    $106,547  $107,185  $104,732
 Total other
  liabilities...........  $15,573  $10,632  $  7,581  $ 25,309    $ 27,406  $ 23,322  $ 29,351
 Total stockholders'
  equity................  $ 7,928  $13,311  $101,035  $108,018    $105,245  $106,870  $ 70,103

- -------
(a) Certain amounts for general and administrative expense have been reclassified to casino expenses from amounts reported on Boomtown's Form 10-K at September 30, 1994.
(b) The compensation charge for SAR and stock option plans included: (i) expenses relating to an increase in the value of SARs to the holders, and
    (ii) for fiscal 1992, a nonrecurring expense of $2.2 million relating to accelerated vesting and exercisability provisions of the SARs and outstanding stock options. Upon the closing of Boomtown's initial public offering in October 1992, all SARs converted to stock options.
(c) Boomtown recognized in the third quarter of fiscal 1992 a nonrecurring charge of $425,000 for the estimated full cost of remediation for hydrocarbons on its property.
(d) Boomtown recognized an extraordinary noncash charge of $370,000 (net of tax) and $229,000 (net of tax) for the write-off of unamortized loan fees in connection with the early repayment of a $15 million senior note during April 1993, with proceeds from Boomtown's reducing revolving credit facility and the cancellation of a credit facility as a result of the placement of $103.5 million First Mortgage Notes in November 1993.
(e) Income before extraordinary loss applicable to common stock is less than income before extraordinary loss for fiscal years 1991, 1992 and 1993 due to a $50,000 quarterly dividend which was paid on outstanding Preferred Stock through the date of redemption of the Preferred Stock in October 1992.

                          COMPARATIVE PER SHARE DATA

  The following tables set forth certain historical per share data of Boomtown and Hollywood Park, and combined per share data on an unaudited pro forma basis after giving effect to the Merger, assuming the issuance of 0.625 of a share of Hollywood Park Common Stock in exchange for each share of Boomtown Common Stock and the assumption by Hollywood Park of each outstanding Boomtown Option so that it is exercisable for a number of shares for which it was previously exercisable multiplied by 0.625. The data below should be read in conjunction with the selected financial data, the unaudited pro forma combined consolidated condensed financial statements included elsewhere in this Joint Proxy Statement/Prospectus, and the separate historical financial statements of Boomtown and Hollywood Park contained elsewhere herein. The unaudited pro forma combined consolidated condensed financial data are not necessarily indicative of the operating results that would have been achieved had the Merger been consummated in an earlier period and should not be construed as representative of future operations.

                                    BOOMTOWN YEAR HOLLYWOOD PARK
                                        ENDED       YEAR ENDED    SIX MONTHS
                                    SEPTEMBER 30,  DECEMBER 31,      ENDED
                                        1995           1995      JUNE 30, 1996
                                    ------------- -------------- -------------
HISTORICAL HOLLYWOOD PARK:
Per share:
  Book value.......................       --          $ 8.01        $ 7.49
  Cash dividend declared...........       --            0.00          0.00
  Income (loss) from continuing
   operations:
    Primary........................       --           (0.17)        (0.49)
    Fully diluted..................       --           (0.17)        (0.49)
HISTORICAL BOOMTOWN:
Per share:
  Book value ......................    $11.41            --         $ 7.57
  Cash dividend declared...........      0.00            --           0.00
  Income (loss) from continuing
   operations:
    Primary........................     (0.31)           --          (3.77)
    Fully diluted..................     (0.31)           --          (3.77)
UNAUDITED PRO FORMA COMBINED
 (EXCLUDING BOOMTOWN LAS VEGAS)--
 HOLLYWOOD PARK (1):
Per share:
  Book value.......................       --          $ 8.63        $ 8.18
  Cash dividend declared...........       --            0.00          0.00
  Loss from continuing operations:
    Primary........................       --           (0.10)        (1.73)
    Fully diluted..................       --           (0.10)        (1.73)
UNAUDITED PRO FORMA COMBINED
 (INCLUDING BOOMTOWN LAS VEGAS)--
 HOLLYWOOD PARK (2):
Per share:
  Book value.......................       --          $ 8.69        $ 8.15
  Cash dividend declared...........       --            0.00          0.00
  Loss from continuing operations:
    Primary........................       --           (0.21)        (1.79)
    Fully diluted..................       --           (0.21)        (1.79)
EQUIVALENT PRO FORMA COMBINED
 (EXCLUDING BOOMTOWN LAS VEGAS)--
 BOOMTOWN (3):
Per share:
  Book value ......................    $ 5.39            --         $ 5.11
  Cash dividend declared...........      0.00            --           0.00
  Loss from continuing operations:
    Primary........................     (0.06)           --          (1.08)
    Fully diluted..................     (0.06)           --          (1.08)
EQUIVALENT PRO FORMA COMBINED
 (INCLUDING BOOMTOWN LAS VEGAS)--
 BOOMTOWN (3):
Per share:
  Book value ......................    $ 5.43            --         $ 5.09
  Cash dividend declared...........      0.00            --           0.00
  Loss from continuing operations:
    Primary........................     (0.13)           --          (1.12)
    Fully diluted..................     (0.13)           --          (1.12)

- --------
(1) For purposes of pro forma combined data, Hollywood Park's financial data for the fiscal year ended December 31, 1995, and the six months ended June 30, 1996, have been combined with Boomtown's financial data excluding Boomtown Las Vegas (assumes the Blue Diamond Swap is consummated in connection with the Merger as of January 1, 1995, and, as a result, excludes the results of operations of Boomtown Las Vegas) for the fiscal year ended September 30, 1995 and the six months ended June 30, 1996, respectively. In addition, Hollywood Park's financial data excludes the PCM pro forma financial results prior to Hollywood Park's November 17, 1995 acquisition of PCM.
(2) For purposes of pro forma combined data, Hollywood Park's financial data for the fiscal year ended December 31, 1995, and the six months ended June 30, 1996, have been combined with Boomtown's financial data for the fiscal year ended September 30, 1995 (assumes the Blue Diamond Swap is not consummated in connection with the Merger, and, as a result, includes the results of operations of Boomtown Las Vegas) and the six months ended June 30, 1996, respectively. In addition, Hollywood Park's financial data excludes the PCM pro forma financial results prior to Hollywood Park's November 17, 1995 acquisition of PCM.
(3) The equivalent of Boomtown's pro forma per share amounts are calculated by multiplying the pro forma combined per share amounts by the Exchange Ratio of 0.625 of a share of Hollywood Park Common Stock for each share of Boomtown Common Stock.

               COMBINED COMPANY LIQUIDITY AND CAPITAL RESOURCES

  The following discussion relates to the effects of the Merger on Hollywood Park's and Boomtown's liquidity and capital resources.

  As of June 30, 1996, on a pro forma basis (excluding Boomtown Las Vegas), the combined company of Hollywood Park and Boomtown had cash and cash equivalents of approximately $52.1 million, and on a pro forma basis (including Boomtown Las Vegas) had cash and cash equivalents of approximately $52.4 million. Hollywood Park currently maintains an unused $75 million credit facility for expansion and general corporate needs, while Boomtown does not have any available credit facility. These resources are not sufficient to satisfy the condition to closing in the Merger Agreement, which requires Hollywood Park to have access to credit of at least $164.5 million to provide financing to repurchase the $103.5 million aggregate principal amount of Boomtown First Mortgage Notes (at 101% of principal amount) if put to Boomtown following the consummation of the Merger and $60 million for future gaming projects. Hollywood Park anticipates completing a credit facility of approximately $225 million (the "New Credit Facility") concurrently with the completion of the Merger. Hollywood Park has appointed Bank of America National Trust and Savings Association to act as lead bank in securing the New Credit Facility.

  The New Credit Facility will be the primary source of funds for expansion of the combined company's properties. Such expansion projects will include some or all of the following properties: Boomtown Reno, Boomtown New Orleans, Boomtown Biloxi and the potential Indiana Project, as well as Hollywood Park's card club casino development.

  Of the development projects mentioned above, planning is underway and costs have been estimated for the following: the Boomtown Reno expansion, which is anticipated to include 200 additional hotel rooms, a restaurant, meeting space, retail space and other amenities, and is estimated to cost approximately $25 million; the Boomtown New Orleans expansion, which is anticipated to include a full service buffet and a fine dining restaurant on the land-based facility and is estimated to cost approximately $10 million; the Boomtown Mississippi expansion, which is expected to include 200 to 500 hotel rooms as well as additional parking facilities and is estimated to cost $23 to $40 million; and Boomtown Indiana (if the license is awarded to the Boomtown-Hilton Gaming (Switzerland County) joint venture group), a riverboat casino and land-based amenities which is estimated to cost $61 million to each of Boomtown and Hilton Gaming. No assurance can be given that sufficient financing will be available to fund all of these projects. See "Risk Factors-- Need for Additional Financing; Possible Redemption of Boomtown Debt."

  Hollywood Park anticipates that it will need funds of $22 million for its portion of the Crystal Park Hotel and Casino development, of which approximately $9.2 million has been funded as of July 1, 1996. Some of the remaining balance may be funded through the New Credit Facility. Other card club expansion opportunities for which estimates are not available at this time may require funding under the New Credit Facility.

  Hollywood Park anticipates finalizing a commitment letter with a lending institution by the end of the third quarter, and completing the New Credit Facility in conjunction with the closing of the Merger. If such a New Credit Facility is entered into, the management of the combined company believes that these resources, together with current available cash and anticipated cash flow from operations will be sufficient to meet the combined company's anticipated cash requirements for the foreseeable future (and in any event for at least the 12 months after the consummation of the Merger).

                    HOLLYWOOD PARK MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations relates to Hollywood Park's historical financial condition and results of operations. Stockholders are urged to read the sections entitled "Summary," "Business of Hollywood Park," "Business of Boomtown," "The Merger," "Combined Company Liquidity and Capital Resources" and "Unaudited Pro Forma Combined Consolidated Financial Statements" for information about the combined company.

RESULTS OF OPERATIONS

 Six months ended June 30, 1996 compared to the six months ended June 30, 1995

  The 1996 operating results reflect Hollywood Park operating all aspects of the Casino, including the gaming floors, whereas during the six months ended June 30, 1995, Hollywood Park leased the gaming floor activities to PCM for a fixed monthly rent, and directly operated all other aspects of the business. The results of operations for the six months ended June 30, 1996 excluded the second quarter results of operations for Sunflower, as this subsidiary is no longer consolidated due to Hollywood Park's non-cash writeoff of its approximately $11,412,000 investment in Sunflower and Sunflower's May 17, 1996 filing for reorganization under Chapter 11 of the Bankruptcy Code. Sunflower's results of operations are included in the financial statements for the six months ended June 30, 1995.

  Total revenues increased by $6,996,000, or 10.4%, during the six months ended June 30, 1996, as compared to the six months ended June 30, 1995. Pari-mutuel commissions increased by $1,028,000, or 3.7%, primarily due to three additional 1996 live race days at Hollywood Park. Gaming-Casino revenues of $24,803,000 were generated from the gaming floor activities, which Hollywood Park acquired from PCM on November 17, 1995. While there are no comparable gaming floor revenues in the 1995 results, during the six months ended June 30, 1995, Hollywood Park recorded lease-casino revenue of $12,670,000, and concession sales to the former lessee of approximately $1,766,000. Lease and management fee--Sunflower decreased by $2,074,000, or 65.9%, with $1,638,000 of the decrease attributable to the exclusion of Sunflower's second quarter 1996 results and the remainder of the decline was due to the continued competition from riverboat gaming on the nearby Missouri River. Admissions, programs and other racing income declined by $636,000 or 6.9%, with $409,000 of the decline related to the exclusion of Sunflower's second quarter 1996 results, with the balance primarily due to a 4.9% decrease in on-track attendance at Hollywood Park. Concession sales decreased by $3,168,000, or 29.3%, with $1,051,000 of the decline due to (i) the exclusion of Sunflower's second quarter 1996 results and riverboat gaming competition in Missouri, and
(ii) the fact that the 1995 results included sales to PCM, the former gaming floor lessee (as mentioned earlier), with no such sales in the 1996 results. Other income decreased by $287,000, or 7.7%, primarily due to the cancellation of the initial parking revenue agreement with the neighboring Great Western Forum (the "Forum Parking Agreement"), and a decrease in interest income earned on excess cash reserves. A new Forum Parking Agreement was executed on October 24, 1995, covering the one year from October 1, 1995, through September 30, 1996, providing for a minimum annual rent of $1,200,000, compared to $1,800,000 under the prior agreement. The one year term of the new Forum Parking Agreement, which is substantially shorter than the twelve year term of the old Forum Parking Agreement, is intended to provide flexibility regarding the proposed stadium development and to gain other cross marketing benefits.

  Total operating expenses, inclusive of Casino gaming floor expenses (with no corresponding gaming floor operating expenses in the 1995 results) and with the 1996 financial results exclusive of Sunflower's second quarter 1996 operating expenses, increased by $8,930,000, or 16.7%, for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995. Salaries, wages and employee benefits increased by $8,177,000, or 40.0%, primarily because of wages and benefits associated with the gaming floor staff (hired November 17, 1995). Facilities costs decreased by $904,000, or 17.0%, with $533,000 of the decline attributable to the exclusion of Sunflower's second quarter 1996 results, and with the balance primarily due to reduction in property taxes at Hollywood Park. Cost of concession sales decreased by $2,716,000, or 20.2%, principally due to staff reductions at the Casino and the exclusion of Sunflower's second quarter 1996 results. Marketing costs increased by $1,000,000, or 37.3%, primarily due to Casino marketing costs. Administrative costs increased by $3,478,000, or 85.2%, due primarily to costs associated with the operation of the gaming floors, including the city of Inglewood monthly gaming license fee.

  Depreciation and amortization decreased by $254,000, or 4.5%, due primarily to the exclusion of Sunflower's second quarter 1996 results. Interest expense decreased by $1,030,000, or 53.4%, due to the exclusion of Sunflower's second quarter 1996 results.

  Income tax expense increased by $330,000, or 15.6%, due to higher pre-tax income in 1996, and an anticipated slightly higher effective tax rate in 1996.

 Year ended December 31, 1995 compared to the year ended December 31, 1994

  The 1995 consolidated financial statements include the results of operations at Hollywood Park, the Hollywood Park-Casino, Sunflower, and Turf Paradise. From July 1, 1994 until November 17, 1995, the Hollywood Park-Casino was operated under a lease by an unaffiliated operator who operated the gaming floor business and Hollywood Park operated all other activities. After a change in California law permitting Hollywood Park to operate the casino directly, the gaming floor business was acquired from the operator as of November 17, 1995, accounted for under the purchase method of accounting. The 1995 Hollywood Park-Casino operating results included ten and a half months of operations under the lease, and one and a half months under Hollywood Park's direct ownership and control. 1994's operating results include the six months of Hollywood Park-Casino activities under the lease arrangement. Sunflower was acquired as of March 31, 1994, in a transaction accounted for under the purchase method of accounting. Therefore, the 1994 statement of operations does not include Sunflower's first quarter results. Turf Paradise was acquired as of August 11, 1994, accounted for under the pooling of interests method of accounting. Accordingly, the 1994 results have been restated to include the operating results of Turf Paradise for the full year.

  Total revenues increased by $13,249,000, or 11.3%, during 1995, as compared to the year ended December 31, 1994. Included in 1995 revenues was $20,624,000 of Hollywood Park-Casino fixed lease rent revenue (of which the operator paid $12,000,000 in 1995 plus $4,377,000 for food and beverage and interest on accrued and unpaid rent) and $6,032,000 of gaming floor revenue, compared to $11,745,000 of Hollywood Park-Casino fixed lease rent revenue in 1994, covering six months of casino operations. Pari-mutuel commissions increased by $1,527,000, or 3.0%, primarily due to increased simulcast racing at both Hollywood Park and Turf Paradise, despite five fewer live race days at Hollywood Park and thirteen fewer live race days at Turf Paradise. Sunflower revenues continued to be severely negatively impacted by riverboat gaming in Missouri. For the year ended December 31, 1995, as compared to the year ended December 31, 1994, Sunflower's total live pari-mutuel handle decreased by $60,385,000, or 54.6%. From November 17, 1995, until the end of 1995,
Hollywood Park generated $6,032,000 of casino-gaming revenues. Admissions, programs and other racing income decreased by $758,000, or 4.0% due primarily to a 37.1% decline in on-track attendance at Sunflower, and fewer live race days at Hollywood Park and Turf Paradise. Concession sales declined by $757,000 or 3.7%, mainly due to a 31.9% decrease in Sunflower's concession sales, and five fewer live race days at Hollywood Park, and thirteen fewer live race days at Turf Paradise. Other income increased by $777,000, or 12.3%. Other non-casino income increased by $940,000, or 15.0%. Revenue declines at Hollywood Park due to the cancellation of the Forum Parking Agreement were offset primarily due to Hollywood Park-Casino gift shop and health club sales. A new Forum Parking Agreement was executed on October 24, 1995, covering the one year from October 1, 1995.

  Total operating expenses, inclusive of $29,819,000 of Hollywood Park-Casino operating expenses (representing a month and a half of gaming floor operations and twelve months of other Hollywood Park-Casino operations, for which there were no gaming floor expenses and just six months of comparable other Hollywood Park-Casino operations activity in 1994) increased by $13,251,000, or 13.7%, during the year ended December 31, 1995, as compared to the year ended December 31, 1994. Salaries, wages and employee benefits increased by $5,874,000, or 15.8%, principally because of wages and benefits associated with the gaming floor staff (hired November 17, 1995) and the six additional months of other Hollywood Park-Casino operations wages in 1995 as compared to the same period in 1994. Operations of facilities increased by $770,000, or 7.6%, primarily related to increased insurance costs and Hollywood Park-Casino operations. Cost of concession sales increased by $3,311,000, or 15.2%, essentially due to Hollywood Park-Casino operations. Professional services increased by $213,000, or 2.8%, primarily due to legal costs incurred related to Hollywood Park's expansion projects, including the proposed stadium. Rent expense decreased by $517,000, or 28.4%, mainly due to the conclusion of Hollywood Park's lease on the infield message board. Utilities increased by $215,000, or 4.6%, due to the full year of Hollywood Park-Casino operations in 1995 as compared to just six months of activity in 1994. Marketing costs decreased by $515,000, or 8.5%, due primarily to savings related to reductions in advertising for Friday night racing and five fewer live race days at Hollywood Park. Administrative costs increased by $3,902,000, or 55.5%, principally because of costs incurred related to two card club initiative campaigns, which were defeated in September and November, and costs for other expansion endeavors, including the proposed stadium and other card clubs. All costs associated with projects in the evaluation stages are expensed as incurred.

  As previously reported, on February 26, 1996, the District Court approved the settlement of the Class Actions and entered a judgment dismissing them in their entirety. On April 3, 1996, the State Court entered an order approving the settlement of the Derivative Action. Hollywood Park also separately settled all purported claims against Hollywood Park and its officers and directors by the former controlling stockholder of Turf Paradise in connection with Hollywood Park's acquisition of Turf Paradise. After giving effect to the amounts to be received by Hollywood Park in settlement of the Derivative Action and from its insurance carrier, Hollywood Park's net settlement payment in the Class Actions, the Derivative Action and in resolving the claims of the former controlling stockholder of Turf Paradise, was approximately $6.1 million (inclusive of all related costs and expenses), which was expensed in the fourth quarter of 1995.

  The 1994 Hollywood Park-Casino pre-opening and training costs of $2,337,000 were primarily related to wages paid during the on-the-job training of staff hired to open the Hollywood Park-Casino on July 1, 1994. There were no similar costs in 1995. The Turf Paradise acquisition costs were a result of the August 11, 1994, acquisition of Turf Paradise by Hollywood Park; there were no similar costs in 1995.

  Depreciation and amortization increased by $1,821,000, or 19.0%, for the year ended December 31, 1995, as compared to the year ended December 31, 1994. The increase was mainly due to Hollywood Park-Casino operations, and costs associated with the first quarter of 1995 at Sunflower with no corresponding amount in 1994. Interest expense increased by $860,000, or 28.1%, principally due to an additional three months of Sunflower interest expense in the 1995 results. Sunflower's 1994 results are exclusive of the first quarter.

  Income tax expense decreased by $875,000, due primarily to the decrease in pre-tax income in the year ended December 31, 1995 as compared to the year ended December 31, 1994.

 Year ended December 31, 1994 compared to the year ended December 31, 1993

  The 1994 consolidated financial statements include the results of operations at Hollywood Park, Sunflower, Turf Paradise and the Hollywood Park-Casino. Sunflower was acquired as of March 23, 1994 in a purchase accounting transaction. Accordingly, there are no comparable results of operations in the 1993 figures. Turf Paradise was acquired as of August 11, 1994 in a pooling of interests method of accounting transaction. Accordingly, prior years have been restated to include the results of operations of Turf Paradise. Historically, Turf Paradise has reported operations with a fiscal year end of June 30 and as such, the 1993 results of operations are a consolidation of Hollywood Park's results for the year ended December 31, 1993, and Turf Paradise's results for the year ended June 30, 1993. The Hollywood Park-Casino began operations on July 1, 1994, and there are no comparable results of operations in 1993.

  The following discussion and analysis is presented net of the results of operations at Sunflower and the Hollywood Park-Casino, but is inclusive of the results of operations at Turf Paradise.

  Total revenues increased by $5,506,000, or 7.0%, in 1994 as compared to 1993. Pari-mutuel commissions increased by 10.3%, or $4,827,000. The majority of the increase was attributable to simulcast and off-track wagering at the Hollywood Park race track, due primarily to a change in the California racing law removing all restrictions on simulcasting between northern and southern California. The remainder of the increase was attributable to three additional race days at Hollywood Park and eight additional race days at Turf Paradise in 1994 compared to 1993. Other income increased by $678,000, or 16.0%, due almost entirely to interest income earned on short term investments.

  Operating expenses, exclusive of Hollywood Park-Casino pre-opening and training expenses and acquisition costs associated with Turf Paradise, increased by $7,306,000, or 11.6%, in 1994 as compared to 1993. Salaries, wages and employee benefits were $3,177,000 more in 1994, an increase of 11.1%, due primarily to three additional live race days at Hollywood Park and eight at Turf Paradise, along with increases in permanent employee wages at both racing facilities. To a lesser extent, a portion of the increase was attributable to a change in the California racing law related to charity day expense. Facilities operations expense decreased by $444,000, or 5.8%, the result of a one time property tax reduction at Turf Paradise, a change at Hollywood Park from a self insurance health and welfare program to a fully insured plan and a decrease in "slip and fall" claims. Cost of concession sales increased by $231,000, or 2.5%, principally related to higher food costs at Turf Paradise. Professional services increased by $972,000, or 16.8%, principally related to increased program costs at Hollywood Park due to a net of three additional race days and increased legal costs due to costs associated with attempting to eliminate state sales tax on pari-mutuel commissions. Rent expense increased by $367,000, or 25.8%, essentially because of higher totalisator rent at both facilities, due to additional race days in 1994, and the 1994 payment of Las Vegas simulcast interface fees for both 1994 and 1993. Utilities increased by $266,000, or 9.4%, due in part to higher water costs associated with purchasing additional water from the City of Inglewood, and the addition of Friday night racing during the Autumn Meeting. Marketing costs increased by $1,504,000, or 44.4%, primarily due to increased marketing at Hollywood Park, with a focus on Friday night racing during both live race meets, and a new marketing strategy at Turf Paradise, which, before its acquisition, had only a limited marketing program. Administrative costs increased by $1,233,000, or 33.1%, primarily due to increased costs associated with examining expansion opportunities.

  Hollywood Park-Casino pre-opening and training expenses increased by $764,000. The Hollywood Park-Casino opened on July 1, 1994, and additional management staff was hired in the weeks immediately before opening. The majority of the Hollywood Park-Casino staff was hired within one week of opening and accordingly, Hollywood Park incurred costs associated with an on-the-job training program. Hollywood Park-Casino senior management was in place for all of 1994 with most hired during the fourth quarter of 1993. Hollywood Park expensed the $414,000 of costs it incurred in connection with the acquisition of Turf Paradise in the third quarter, while Turf Paradise expensed such costs as incurred.

  The Sunflower acquisition was accounted for under the purchase method of accounting and, Hollywood Park's historical results of operations were not restated to include Sunflower's operating results; therefore, there can be no comparison between the year ended December 31, 1994 and 1993. However, introduction of riverboat gaming in mid-1994 and the addition of slot machines on the riverboats, as of December 1994 on the nearby Missouri River, had a very significant negative impact on Sunflower's operating results in 1994. For the twelve months ended December 31, 1994, compared to the twelve months ended December 31, 1993, Sunflower's total handle, including both live greyhound and horse racing and simulcasting of horse racing, declined by $25,823,000, or 15.3%. Sunflower's total revenues declined by $3,631,000, or 13.4%. Cost savings in essentially every operating department and interest expense were not enough to offset the decline in revenues, and loss before income tax expense increased by $910,000.

  Depreciation and amortization increased by $225,000, or 3.5%, due to normal capital expenditures and the amortization of the excess purchase price associated with the Sunflower acquisition. Interest expense decreased by $1,041,000, or 68.6%, because as of June 1993 Hollywood Park had retired all of its outstanding bank debt.

  The Hollywood Park-Casino opened on July 1, 1994, under a third party leasing arrangement, whereby the lessee operated the gaming floor and related activities, and Hollywood Park managed all other functions including security, food and beverage, maintenance and other such functions. The Hollywood Park-Casino's 1994 income before income tax expense and training costs was $2,061,000. For the year ended December 31, 1994, $11,745,000 of lease rent revenue was recognized, representing the $18,000,000 of rent and $245,000 of accrued interest due under the lease, less a valuation allowance of $6,500,000.

  Income tax expense, including the results of operations at Sunflower and the Hollywood Park-Casino, increased by $179,000, or 17.5%, basically related to the inability to deduct the majority of the pooling costs associated with the acquisition of Turf Paradise, amortization of the goodwill associated with the Sunflower acquisition and lobbying costs in Kansas.

LIQUIDITY AND CAPITAL RESOURCES

  Hollywood Park's principal source of liquidity at June 30, 1996 was cash and cash equivalents of approximately $30,830,000, which reflected an increase of approximately $8,424,000 from December 31, 1995. This increase was primarily a result of a seasonally strong second quarter, maturity of short term investments, and the release of Hollywood Park's workers' compensation self insurance deposit, netted against disbursements related to construction of Crystal Park Hotel & Casino ("Crystal Park") and dividends paid on Hollywood Park's convertible preferred stock. Cash and cash equivalents decreased by $1,399,000 during the six months ended June 30, 1995, primarily due to debt service payments on secured and unsecured loan facilities, off-set by increases in accounts payable and accrued liabilities.

  Cash and cash equivalents decreased by $14,716,000 during 1995, as compared to the year ended December 31, 1994, primarily related to land acquisitions, purchases of short term investments, debt service payments on the secured and unsecured loan facilities, capital expenditures and dividends paid on Hollywood Park's convertible preferred stock. Cash and cash equivalents decreased by $23,495,000 during the year ended December 31, 1994, as compared to the year ended December 31, 1993, primarily because of capital expenditures for the construction of the Hollywood Park-Casino and the acquisition of Sunflower.

  Hollywood Park. On August 2, 1995, Hollywood Park paid the City of Compton approximately $2,006,000 to acquire the convention center parcel, which will be renovated to house the Crystal Park card club. On August 3, 1995, Hollywood Park paid the unaffiliated operator of Crystal Park $2,000,000 for the assignment of the Development and Disposition Agreement the operator had with the city of Compton and an additional $500,000 for a five year option to purchase the operator's gaming license.

  On September 15, 1995, Hollywood Park paid approximately $3,411,000 to purchase 5.92 acres adjacent to the Inglewood property. On October 27, 1995, Hollywood Park finalized the acquisition of an additional 37.33 acres, also adjacent to the Inglewood property, for a total cost of approximately $7,500,000. Upon consummation of the purchase of the 37.33 acres, Hollywood Park paid the seller $4,100,000 and signed a non-interest bearing, promissory note, with a single payment of $3,358,000, made on September 1, 1996. The additional acreage may be used for development projects currently under evaluation.

  Capital expenditures of $9,132,000 for the six months ended June 30, 1996, were primarily related to upgrading the audio visual equipment at the Hollywood Park Race Track, and construction of Crystal Park. With Hollywood Park increasing its ownership interest in Crystal Park, to 88% from 40%, Hollywood Park will be responsible for the corresponding greater amount of the construction costs. Other capital expenditures of approximately $17,639,000 for the year ended December 31, 1995, included initial costs for the Crystal Park card club and normal and necessary improvements at the Hollywood Park, Sunflower and Turf Paradise properties. Other capital expenditures represent normal and necessary improvements at Hollywood Park's properties.

  On October 6, 1995, in anticipation of the proposed settlement of the Class Actions and Derivative Action, Hollywood Park deposited $2,450,000 into a restricted cash account.

  On April 14, 1995, Hollywood Park executed an unsecured loan facility of up to $75,000,000 with Bank of America (the "Business Loan Agreement"). The loan facility consists of a $60,000,000 line of credit (the "Line of Credit") and a $15,000,000 revolver (the "Revolver"). During the six months ended June 30, 1996, and the year ended December 31, 1995, Hollywood Park did not draw any funds from its various credit facilities with Bank of America National Trust and Savings Association ("Bank of America") except for the issuance of a standby letter of credit on May 1, 1996 mentioned below.

  The Line of Credit is an interest only revolving facility, under which Hollywood Park may borrow, pay and reborrow principal amounts without penalty. On or before September 1, 1996, Hollywood Park has the option to convert the Line of Credit to a term repayment line of credit, at a maximum amount of $60,000,000, with a seven year term period from the date of conversion, which would require repayment in eighty-four successive equal monthly installments. The Line of Credit bears interest at the option of Hollywood Park at Bank of America's prime rate plus 0.25% or the offshore rate plus 2.0%, and Hollywood Park may further elect an agreed upon fixed rate.

  The Revolver, inclusive of a within line facility for standby letters of credit of up to a maximum of $5,000,000, is available during the two years ending May 1, 1997, during which Hollywood Park can borrow, pay and reborrow principal amounts without penalty. The Revolver bears interest at the option of Hollywood Park at Bank of America's prime rate or the offshore rate plus 1.75%, and Hollywood Park may further elect an agreed upon fixed rate.

  As of March 31, 1996, Hollywood Park did not meet the quick assets to current liabilities bank covenant ("quick ratio"), and as of December 31, 1995, did not meet the tangible net worth and quick ratio covenants, contained in the Business Loan Agreement. The quick ratio covenant was not met as of March 31, 1996 due to, among other matters, the full funding by Hollywood Park of the capital improvements at Crystal Park. The tangible net worth and quick ratio covenants were not met as of December 31, 1995, due to the November 17, 1995 acquisition of the former operator of the Hollywood Park-Casino, in which certain tangible current assets were eliminated in the transaction and goodwill of approximately $21,592,000 was recorded. On May 10, 1996, Bank of America waived compliance with the quick ratio covenant through June 29, 1996, and on March 20, 1996, the bank waived compliance with both covenants through December 31, 1995. As of June 30, 1996, Hollywood Park was in compliance with all financial covenants.

  On July 1, 1996, Hollywood Park and Bank of America executed Amendment Two to the Business Loan Agreement, which among other things, extended the date for drawing down on the Line of Credit from July 1, 1996, to September 1, 1996. On April 30, 1996, Hollywood Park and Bank of America executed Amendment One to the Business Loan Agreement, which among other things, extended the date for drawing down on the Line of Credit from May 1, 1996 to July 1, 1996, and adjusted the tangible net worth covenant requirement for December 31, 1996.

  On May 1, 1996, Hollywood Park issued a standby letter of credit (from within the available Revolver facility) in the amount of $2,617,000 as security for the self-insurance workers' compensation program with the state of California.

  Dividends of $962,000 and $1,925,000 were paid on the convertible preferred stock during the six months ended June 30, 1996, and for the year ended December 31, 1995, respectively. Such dividends were made in payments of approximately $481,000 (representing $17.50 per convertible preferred share) on February 15, 1995, May 15, 1995, August 18, 1995, November 15, 1995,
February 15, 1996, May 15, 1996 and August 15, 1996.

  The convertible preferred stock can be converted at Hollywood Park's option into shares of Common Stock if, among other requirements, the closing price of Hollywood Park's common stock exceeds $15.00, subject to adjustments, for 20 trading days, within any period of 30 consecutive trading days, including the last trading day of such period. The conversion price is equal to 83.33 common shares for each convertible preferred share, or 0.8333 for each depositary share. Hollywood Park anticipates converting the convertible preferred stock at the earliest possible date.

  In 1995, Hollywood Park began investing in corporate bonds, with approximately $4,053,000 invested as of June 30, 1996, with Moody's ratings of Ba2 to B3 and Standard and Poors ratings of BB+ to B-, though some of the bonds are not rated by either agency. The corporate bond investments, as of June 30, 1996, had a weighted average maturity of 1.5 years, and because Hollywood Park reasonably expects to liquidate this investment in its normal operating cycle this investment was classified as short term. Hollywood Park further classifies the corporate bond investments as available-for-sale, and as such, they are recorded in the accompanying financial statements at fair value, which is determined by quoted market price. Investments in corporate bonds carry a greater amount of principal risk than investments historically made by Hollywood Park and yield a correspondingly higher return.

  Sunflower. In 1991, Sunflower converted a $40,000,000 construction loan to a term note payable with a group of five local and national banks (the "Banks"). On March 24, 1994, an Amended and Restated Credit and Security Agreement (the "Senior Credit") was executed in connection with Hollywood Park's acquisition of Sunflower. The Senior Credit has been amended three times, most recently in October 1995 by the Standstill Agreement (discussed below); on December 19, 1994, to allow for the Sunflower promissory note (discussed below), and for the waiver of the default or event of default resulting from the failure to maintain a fixed charge coverage ratio as of December 31, 1994; and on August 1, 1994, to amend the definition of fixed charge coverage. The Senior Credit was non-recourse to Hollywood Park, except with respect to the guarantee of the interest payments required under the Standstill Agreement (as defined below). The guarantee was terminated without any payments by Hollywood Park, by reason of the termination of the Standstill Agreement (as discussed below). As of June 30, 1996, the Senior Credit had an outstanding balance of $28,667,000.

  On December 19, 1994, in anticipation of insufficient cash flow from daily operations, due to intense competition from riverboat gaming in Missouri, Sunflower executed a promissory note to Hollywood Park, allowing for the advancement of up to $3,000,000, for the payment of its Senior Credit obligations. In 1995, Hollywood Park advanced $2,500,000 to Sunflower, which along with accrued interest is subordinated to the Senior Credit obligations. Principal and accrued interest are due by January 23, 1997.

  On March 31, 1995, though current on principal and interest due on the Senior Credit, Sunflower was in technical default of the fixed charge coverage ratio covenant; however, Sunflower was unable to pay the July 3, 1995, Senior Credit principal and interest due of approximately $1,200,000.

  In October 1995, Sunflower and the Banks executed a Standstill Agreement, which among other things, provided for the extension of the Senior Credit maturity. The Standstill Agreement provided for the deferral of 100% of the principal payments and 50% of the interest payments due under the Senior Credit from April 1995 through the termination date of the Standstill Agreement. The Standstill Agreement terminated on May 2, 1996, because the Kansas Legislature concluded its 1996 session without passing legislation that would have permitted slot machines or other casino gaming at Kansas race tracks, including Sunflower. On May 17, 1996, Sunflower filed for reorganization under Chapter 11 of the Bankruptcy Code.

  In December 1995, as required under the Standstill Agreement, Sunflower notified the Banks that it had not made an approximately $400,000 property tax payment. On May 2, 1996, the Kansas State Legislature concluded its 1996 legislative session without adoption of legislation permitting slot machines or other casino gaming at Kansas race tracks, which would have allowed Sunflower to compete against nearby Missouri riverboat casinos on a more level playing field. This has resulted in the termination of the Standstill Agreement as of May 2, 1996; however, Sunflower does not have sufficient resources to repay the Senior Credit. Consequently, as noted in "Results of Operations" above, on May 17, 1996, Sunflower filed a Petition for Reorganization under Chapter 11 of the U.S. Bankruptcy Code.

  Turf Paradise On April 13, 1995, Turf Paradise repaid the outstanding balance of its unsecured revolving loan facility with Bank One of Arizona, and terminated the $2,500,000 facility. On June 1, 1995, Turf Paradise executed a $2,500,000 promissory note to Hollywood Park. As of December 31, 1995, Turf Paradise had paid the promissory note in full.

  General. Hollywood Park is continually evaluating future growth opportunities in the gaming, sports and entertainment industries, including the Merger. Hollywood Park expects that funding for growth opportunities, dividend requirements on the convertible preferred stock, payments on notes payable or capital expenditure needs will come from existing cash balances, cash generated from operating activities and borrowings from future credit facilities with respect to which Hollywood Park is having active discussions with lending institutions. In the opinion of management, these resources will be sufficient to meet Hollywood Park's anticipated cash requirements for the foreseeable future (and in any event for at least the next 12 months).

               BOOMTOWN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Boomtown's revenues consist primarily of gaming revenues from slot and video poker machines ("slot machines"), table games and keno as well as non-gaming revenues generated from the properties' family entertainment centers, food and beverage sales, hotel room sales and Boomtown's recreational vehicle parks. Gaming operations have historically contributed a significant portion of Boomtown's total revenues and substantially all of its income from operations. In fiscal 1995, gaming operations contributed approximately 82% of Boomtown's total revenues. The gaming revenue from slot machines is the primary component of Boomtown's gaming operations, providing approximately 77% of Boomtown's gaming revenues. Boomtown's non-gaming operations are designed primarily to enhance the gaming revenues and operating profits of its gaming operations and contribute a relatively small percentage of Boomtown's income from operations after deducting promotional allowances and operating costs.

  The discussion and analysis set forth below should be read in conjunction with Boomtown's consolidated financial statements and notes thereto included elsewhere herein. References to "gaming" and "casino" are synonymous for purposes of analyzing the operations of Boomtown.

RESULTS OF OPERATIONS

  The following table sets forth certain items from Boomtown's consolidated statements of operations as a percentage of total revenues for the periods indicated:

                                       YEARS ENDED           NINE MONTHS
                                      SEPTEMBER 30,        ENDED JUNE 30,
                                    --------------------   -----------------
                                    1993   1994    1995     1995      1996
                                    -----  -----   -----   -------   -------
Revenues:
 Gaming (includes FunFlight
  program).........................  72.3%  73.8%   81.7%     82.4%     80.4%
 Non-casino........................  27.7   26.2    18.3      17.6      19.6
                                    -----  -----   -----   -------   -------
                                    100.0  100.0   100.0     100.0     100.0
Operating expenses:
 Gaming (includes FunFlight
  program).........................  31.3   30.2    34.1      34.3      34.4
 Non-casino........................  20.3   22.7    14.7      14.1      16.2
 Marketing, general &
  administrative...................  27.2   32.2    41.0      40.5      40.0
 Pre-opening expenses..............   --    15.3     --        --        --
 Discontinued projects/future
  development......................   --     --      2.6       3.5        .5
 Depreciation and amortization.....   6.6    5.7     4.5       4.5       4.7
 Loss on sale of Blue Diamond......   --     --      --        --       21.1
                                    -----  -----   -----   -------   -------
                                     85.4  106.1    96.9      96.9     116.9
Income (loss) from operations......  14.6   (6.1)    3.1       3.1     (16.9)
Interest expense, net of
 capitalized interest..............  (1.7)  (5.4)   (5.8)     (5.8)     (5.9)
Interest Income....................   0.7    2.5     1.3       1.4       1.4
Other Income.......................   --     --      --        --         .5
Loss in marketable securities......   --    (1.6)    --        --        --
                                    -----  -----   -----   -------   -------
Income (loss) before minority
 interest, extraordinary loss and
 income taxes......................  13.6  (10.6)   (1.4)     (1.3)    (20.9)
Minority interest..................   --     0.3      .5        .1        .5
                                    -----  -----   -----   -------   -------
Income (loss) before extraordinary
 loss and income taxes.............  13.6  (10.3)    (.9)     (1.2)    (20.4)
Provision (benefit) for income
 taxes.............................  (5.2)   2.7      .4       (.5)      --
                                    -----  -----   -----   -------   -------
Income (loss) before extraordinary
 loss..............................   8.4   (7.6)   (1.3)      (.7)    (20.4)
Extraordinary loss--early
 extinguishment of debt, net of
 tax...............................  (0.6)  (0.2)    --        --        --
                                    -----  -----   -----   -------   -------
Net income (loss)..................   7.8%  (7.8)%  (1.3)%     (.7)%   (20.4)%
                                    =====  =====   =====   =======   =======

 Nine Months Ended June 30, 1996 Compared to Nine Months Ended June 30, 1995

  During the nine month period ended June 30, 1996 revenues were $173.4 million compared to $169.7 million in the prior year commensurate period. The improvement in revenues resulted from higher gaming revenues at Boomtown Reno and Boomtown Biloxi, offset by lower gaming revenues at Boomtown Las Vegas and Boomtown New Orleans. Boomtown Reno's revenues grew 8.1% over the prior year period from higher traffic volume on Interstate 80, where the casino receives the majority of its customer volume. Boomtown Biloxi's revenues were up 9.2% during the nine month period, attributable to expansion of the gaming market in the Gulf Coast region combined with higher marketing and promotional efforts at the Boomtown property. Gaming revenues at Boomtown Las Vegas continue to be less than expected and lower than the prior year resulting from increased competition with other casino operators for the local customer market in the Las Vegas area. Boomtown New Orleans revenues have been negatively affected by additional cruising of its riverboat casino as mandated by law.

  Non-gaming revenues for the nine months ended June 30, 1996 were $34.0 million as compared to $29.9 million recorded during the prior year nine month period. Non-gaming revenues are generated from Boomtown's family entertainment centers, food and beverage sales, cabaret show, hotel room sales, recreational vehicle park and other entertainment amenities. Increases in non-gaming revenues were recorded at all four of the Boomtown casinos during the nine month period, with the majority of the consolidated improvement due from higher fuel sales at the Reno truckstop as well as the expansion of the cabaret show at the New Orleans casino property.

  The consolidated gaming margin decreased $1.0 million to 60.8% of gaming revenues compared to 61.3% during the prior year nine month period. The decline is primarily a result of a change in the calculation of gaming taxes at Boomtown New Orleans resulting in the taxes being reclassified and charged as a gaming expense in the current year period. During the prior year, the taxes were calculated based on a flat charge per admission and recorded as general administrative expenses. Additionally, Boomtown's consolidated gaming margin was negatively effected by gaming lease entered into in April 1995 resulting in higher gaming equipment lease expense during the period. The decline in the consolidated gaming margin was offset by improvements from Boomtown Biloxi resulting from the discontinuance of the property's Fun Flight program in October 1995.

  Marketing expenses for the nine months ended June 30, 1996 were $16.6 million, 14% higher than $14.5 million recorded during the prior year. Marketing expenses consist of costs associated with printed advertising, outdoor signs, media advertising, promotional events, Boomtown's bus tour and Fun Flight programs and other administrative expenses. The increase in marketing expenses during the nine month period resulted from additional advertising in Biloxi and Las Vegas in order to promote the Boomtown brand and compete with the local customer market in those areas. Higher promotional events and player's club redemption costs at all of the Boomtown casinos also attributed to the increase.

  General and administrative ("G&A") expenses were $52.8 million for the nine months ended June 30, 1996, a 2.8% decline from the $54.2 million recorded during the same prior year period. G&A expenses were less at Boomtown's Las Vegas and New Orleans properties offset by higher expenses in Biloxi. The reduction at Boomtown New Orleans primarily resulted from a reclassification of gaming taxes from G&A to gaming operating expenses during the current year period. Lower expenses at Boomtown Las Vegas resulted from a reduction of overhead costs in most casino departments due to cost control efforts. Boomtown Biloxi's G&A expenses increased attributable to higher property rent and building and grounds maintenance associated with the aging of the building and barge.

  During the nine months ended June 30, 1996 Boomtown incurred charges of $683,000 related to the Merger, as well as $237,000 associated with its license application in the state of Indiana reflected in "Discontinued Projects/Future Development."

  Depreciation and amortization expense rose 6.5% to $8.1 million during the nine month period ended June 30, 1996, resulting from property and equipment purchases at the Boomtown properties. Additionally, the increase is partially attributable to restructuring certain operating leases to capital leases at Boomtown's Biloxi and New Orleans properties, capitalizing the equipment and depreciating the costs over the remaining estimated useful lives.

  During the quarter ended June 30, 1996, Boomtown took a non-cash, pre-tax charge of $36.6 million related to the Swap Agreement which would effectively provide for an early termination of the existing property lease between Boomtown and IVAC. The agreement provides that upon consummation of the Merger, Boomtown would transfer its entire interest in the Resort to Roski in exchange for certain assets and the assumption by Roski, IVAC or an affiliate of certain liabilities and termination of the lease. The charge is comprised of the write-off of Boomtown's investment in lease of $12.7 million, a $18.9 million write-down of the related party notes receivable to $8.5 million and the write-off of the remaining net assets less the liabilities assumed by Roski of $5.0 million (approximate value at June 30, 1996, recorded as a valuation adjustment to property, plant and equipment). The after-tax loss amounted to $35.7 million, or $3.86 per share. Consummation of the Swap Agreement is subject to obtaining all necessary governmental approvals, including gaming approval. In addition, Boomtown intends to solicit the consent of the holders of a majority amount of the principal amount of the First Mortgage Notes to effect the Swap Agreement.

  The recorded benefit for income taxes for the nine months ended June 30, 1996, does not necessarily reflect the anticipated benefit from the write-off associated with the Swap Agreement. The write-off of the $12.7 million investment in lease, is not tax deductible for income tax purposes, however the remaining income tax benefit arising from the Swap Agreement has been offset by a valuation allowance because of the uncertainty regarding future realization of the related deferred tax asset.

  Interest expense for the nine months ended June 30, 1996 was $10.4 million compared to $9.8 million recorded during the prior year period. Additionally, Boomtown recorded interest income of $2.3 million, 3% higher than during the prior year. Interest income is primarily generated from the IVAC notes receivable, which will be canceled in connection with the Las Vegas lease termination as described above. During the nine months ended June 30, 1996 the Company also recorded other income of $827,000 consisting of sales tax recoveries from double taxation on certain equipment operating leases.

 Fiscal Year 1995 Compared to Fiscal Year 1994

  Gaming revenues as a percent of total revenues increased from 73.8% to 81.7% from fiscal 1994 to fiscal 1995. This was due to the opening of the three new gaming properties, particularly Boomtown Biloxi and Boomtown New Orleans. Boomtown Biloxi's and Boomtown New Orleans' gaming revenues provide approximately 90% and 97% of each partnership's total revenues, respectively. Gaming revenues increased 148% or $113 million, primarily due to the opening of the three new gaming properties in the third and fourth quarters of fiscal 1994. Boomtown Reno's gaming revenue decreased 3%, from $43.8 million to $42.6 million due to severe winter weather conditions in the first two fiscal quarters. The new properties, Boomtown Las Vegas, Biloxi and New Orleans, contributed $32.9 million, $41.7 million and $72.2 million, respectively, to casino revenues.

  Non-gaming revenues increased $15.4 million from $26.7 million to $42.0 million. The increases were primarily related to the opening of the new gaming properties. Boomtown Biloxi contributed an increase of $1.9 million and $1.6 million from its food and beverage operation and its family entertainment center, respectively in addition to other income of $223,000; Boomtown New Orleans contributed increases of $789,000 and $548,000 from its family entertainment center, its food and beverage operation and the cabaret, respectively, in addition to other income of $374,000; and Boomtown Las Vegas contributed increases of $4.9 million $2.2 million and $1.2 million from its food and beverage, hotel operations and recreational vehicle park, respectively, in addition to other income of $581,000. Boomtown Reno's non-gaming revenues increased by $717,000 of which $314,000 was due to the opening of a steakhouse in May 1994. The remainder of the increases at Boomtown Reno were related to the family entertainment center, hotel, recreational vehicle park, and entry fees for gaming and golf tournaments.

  Gaming expenses increased $47.8 million or 153% from fiscal 1994 to fiscal 1995 and as a percent of revenues from 30.2% to 34.1%. Gaming expenses as a percent of total revenues were 29.6%, 31.9%, 41.9% and 34.5% at Reno, Las Vegas, Biloxi, and New Orleans, respectively. Except for Biloxi, the variance is due primarily to the difference in gaming tax rates. Biloxi's variance is primarily due to the addition of the FunFlight program in fiscal 1995 which had operating expenses of $3.1 million and revenues of $1.4 million. In addition, an increase of $5.4 million was related to gaming equipment lease expenses due to the sale and leaseback of certain furniture, fixtures and equipment at the various properties that occurred during the end of the 1994 fiscal year and at the beginning of the 1995 fiscal year.

  Non-gaming operating expenses consist of costs incurred for food and beverage, hotel, recreational vehicle park, family entertainment center, truckstop, service station, mini-mart and other. Non-gaming operating expenses increased $10.7 million. The increases were primarily related to the opening of the three new gaming properties in fiscal 1994.

  Marketing, general and administrative expenses increased from $33.3 million in fiscal 1994 to $94.9 million in fiscal 1995, an increase of $61.6 million. This increase was primarily due to the opening of the three new gaming properties ($59.9 million) in fiscal 1994. The remainder of the increase is due to the addition of the player's slot club and promotions related to bus tour programs at Boomtown Reno.

  Discontinued projects primarily consists of write-offs and accruals for development costs associated with Boomtown's research and pursuit into various gaming jurisdictions for the purpose of applying for gaming licenses. Significant write-offs in the third quarter included development costs related to the following projects; Lawrenceburg, Indiana (approximately $4.3 million), the state of Missouri ($727,000), the state of Iowa ($335,000) and other miscellaneous projects ($220,000). In addition, Boomtown terminated a merger and related agreements with NGC in April 1995. As a result, Boomtown wrote-off $450,000 of accumulated expenses related to the transaction.

  Depreciation and amortization expense increased $4.5 million or 77% but decreased as a percent of revenues. The increase primarily reflects a full years depreciation on the new assets purchased and constructed for Boomtown Las Vegas, Boomtown Biloxi and Boomtown New Orleans during fiscal 1994. The decrease as a percent of total revenues is due to the sale and leaseback of certain furniture, fixtures and gaming equipment at the end of the second quarter totalling approximately $5.2 million.

  Income from operations improved from a loss from operations of $6.3 million in fiscal 1994 to income from operations of $7.2 million in fiscal 1995, for the reasons set forth above.

  Interest expense, net of capitalized interest increased by $7.8 million. This was due to a decrease in capitalized interest of $5.2 million offset by an increase in interest expense of $2.6 million. Capitalized interest was significantly higher in the prior fiscal year due to the construction of Boomtown Biloxi, Boomtown Las Vegas and Boomtown New Orleans. Interest expense is higher for fiscal 1995 compared to fiscal 1994 primarily due to the additions of $3.1 million of long-term debt during the end of the fourth quarter of fiscal 1994 and additions of $5.9 million in the second quarter of fiscal 1995. The weighted average long-term debt outstanding and the related interest rate for the year ended September 30, 1995 was $111.9 million and 11.7%, respectively. Loss on marketable securities was $1.7 million in fiscal 1994. This loss was due to a decline in the market value of investments in two short-term government bond funds purchased for approximately $50.0 million.

  The minority partners' share of operations of the consolidated partnership of Mississippi-I Gaming, L.P. and Louisiana-I Gaming, L.P. are reported as "minority interest." The $1.1 million of loss related to minority interests in fiscal 1995 is comprised of $2.0 million loss related to Mississippi-I Gaming, L.P. offset by $.9 million of income related to Louisiana-I Gaming, L.P. The $351,000 of minority interest in fiscal 1994 is related primarily to the minority interest in Mississippi-I Gaming, L.P.

  Boomtown has a state income tax provision of $1.1 million related to net income generated from Boomtown New Orleans and a federal income tax benefit of approximately $300,000. Boomtown's federal income tax benefit (effective rate of 15%) is lower than the federal statutory rate due to amortization of goodwill and an increase in nondeductible items as a result of a change in deductibility of meals and entertainment from 80% to 50%. At September 30, 1995, Boomtown had deferred tax assets and deferred tax liabilities of approximately $7.1 million and $8.2 million respectively. Boomtown believes that the future benefits from the deferred tax assets will be realized in full.

  As a result of the factors discussed above, the net loss decreased $5.2 million from a loss of $8.1 million in fiscal 1994 to a loss of $2.9 million in fiscal 1995.

 Fiscal Year 1994 Compared to Fiscal Year 1993

  Gaming revenues increased 80%, from $42.4 million to $76.3 million, primarily due to the opening of the three new gaming properties. Boomtown Reno's gaming revenue increased 3%, from $42.4 million to $43.8 million. The new Boomtown operations at Las Vegas, New Orleans and Biloxi contributed $12.3 million, $12.1 million and $8.1 million, respectively, to gaming revenues.

  Showroom/Cabaret revenues of $329,000 in fiscal 1994 represent the revenue generated by ticket sales for a western entertainment dinner show in Las Vegas. The show was produced for Boomtown by the "Grand Ole Opry." The show, critically acclaimed, was not an economic success and was permanently closed on October 1, 1994.

  Non-gaming revenues increased $10.5 million from $16.2 million to $26.7 million. The increase is primarily related to the opening of the three new gaming properties ($5.7 million). Boomtown Las Vegas contributed $4.5 million from its hotel, recreational vehicle park and food and beverage operations. Boomtown Biloxi contributed $1.1 million in approximately equal amounts from its food and family entertainment center. Boomtown New Orleans added only $100,000 in non-gaming revenue from food and beverage, since its land-based facility did not open until December 1994. Boomtown Reno increased non-gaming revenue by $4.9 million to $21.3 million due to the truckstop expansion and family entertainment center which was open for all of fiscal 1994 (as compared with four months of fiscal 1993). In addition, two restaurants were added mid-year in fiscal 1993 and one was remodeled into a steakhouse during 1994, contributing an additional $900,000.

  Gaming expenses increased 70% from fiscal 1993 to fiscal 1994, from $18.4 million to $31.2 million, primarily due to the opening of the three new gaming properties during 1994. Gaming expenses as a percent of total revenue were 29.3%, 27.5%, 36.9%, and 34.9%, at Reno, Las Vegas, New Orleans and Biloxi, respectively. The variance was due primarily to the difference in gaming tax rates.

  Showroom/Cabaret expenses of $2.1 million in fiscal 1994 consists of all showroom employee salaries, cost of food and beverage, marketing, cost of producing, presenting and marketing the show, maintaining the facility and equipment, and the costs of closing the show.

  Non-gaming expenses increased 79% from $11.9 million to $21.3 million. Boomtown Reno's truckstop accounted for $2.3 million of the increase, due to higher fuel sales, and $1.2 million of the increase resulted from expenses associated with increased sales of food at Boomtown Reno. The remainder of the increase was primarily due to the opening of Boomtown Las Vegas and Boomtown Biloxi, which added expenses of $4.3 million and $751,000, respectively.

  Marketing, general and administrative expenses increased from $15.9 million in fiscal 1993 to $33.3 million in fiscal 1994, an increase of $17.4 million. This increase was primarily due to the opening of the three new gaming properties ($14.8 million) in addition to increased reporting and administrative costs related to public regulatory reporting and other public company requirements for the additional locations.

  The new properties generally had higher marketing, general and administrative expenses, as a percent of total revenue, due to aggressive marketing efforts designed to build market awareness with the opening of each new property, particularly Las Vegas and Biloxi, where there is greater competition. The increase at Boomtown Reno is primarily the result of establishing a corporate group during 1994 to oversee and manage the multiple new properties and to coordinate ongoing development of new jurisdictions.

  Pre-opening expenses consisted of expenses associated with the acquisition, development and opening of new gaming properties, and consisted primarily of labor, marketing and legal expenses. The pre-opening expenses of $15.8 million in fiscal 1994 were due to the Boomtown Las Vegas ($5.0 million), Boomtown Biloxi ($5.5 million) and Boomtown New Orleans ($5.3 million).

  Depreciation and amortization increased from $3.8 million in fiscal 1993 to $5.9 million in fiscal 1994. The increase in depreciation and amortization expense for fiscal 1994 reflects the new assets purchased and constructed for Boomtown Reno during fiscal 1993 and 1994 and Boomtown Las Vegas, Boomtown Biloxi and Boomtown New Orleans during fiscal 1994.

  Income from operations decreased from income of $8.6 million to a loss of $6.3 million, for the reasons set forth above.

  During November 1993, Boomtown completed its offering of $103.5 million principal amount of the First Mortgage Notes. Boomtown's weighted average outstanding debt and related interest rates were $13.2 million and 7.7%, respectively, in fiscal 1993 and $95.9 million and 11.5%, respectively, in fiscal 1994. Interest expense increased in fiscal 1994 by $4.6 million from fiscal 1993, net of capitalized interest of $5.9 million. Capitalized interest in fiscal 1994 was primarily related to the construction of Boomtown Las Vegas, Boomtown Biloxi and Boomtown New Orleans. Interest income increased $2.2 million from fiscal 1993 to fiscal 1994 due to higher average interest bearing deposits as a result of the bond offering and interest received on the IVAC loan. Loss on marketable securities was $1.7 million in fiscal 1994. This loss was due to a decline in the market value of investments in two short-term government bond funds for approximately $50.0 million in total. When netted with interest income and fees in the same funds, the principal loss was less than $800,000 before any tax benefit.

  The minority partners' portions of net income in the consolidated partnerships of Mississippi-I Gaming, L.P. and Louisiana-I Gaming, L.P. are reported as "Minority interest." The $351,000 of minority interest in fiscal 1994 was related primarily to the minority interest of Mississippi-I Gaming, L.P.

  Boomtown's $2.8 million tax benefit (effective rate of 26.2%) was lower than the federal statutory rate due to nondeductible losses on marketable securities, amortization of goodwill and other nondeductible items. At September 30, 1994, Boomtown had deferred tax assets and liabilities of $6.6 million and $5.8 million, respectively. Boomtown believes that the future benefits from the deferred tax assets will be realized in full.

  Boomtown recognized a non-cash extraordinary loss of approximately $229,000 (net of tax) in fiscal 1994. The fiscal 1994 charge resulted from the write-off of unamortized loan fees in connection with the termination of a reducing credit facility and revolving line of credit.

  Net income decreased $12.6 million from income of $4.6 million to a loss of $8.0 million in fiscal 1994, due to the large increase in casino operating expenses, marketing, general and administrative expenses and pre-opening expenses.

LIQUIDITY AND CAPITAL RESOURCES

  Boomtown's principal source of liquidity at June 30, 1996 was cash and cash equivalents of approximately $21.6 million, an increase of approximately $800,000 from September 30, 1995. For the first nine months of fiscal 1996, Boomtown generated cash from operating activities of $10.2 million as compared to $4.4 million a year ago. This higher operating cash flow resulted primarily from the pay down of accounts payable during the prior year period. The net cash provided from operating activities during the first nine months of the current fiscal year were derived from a net loss of $35.2 million primarily related to the non-cash write-off of Blue Diamond of $36.5 million, net increases in accounts payable, accrued liabilities and accrued compensation of $2.0 million, a decrease in prepaid expenses of $1.3 million, depreciation expense of $8.1 million and other uses of $2.5 million, net.

  Boomtown used net cash of $6.8 million, in investing activities during the first nine months of fiscal 1996, primarily related to the purchases of property and equipment, offset by proceeds of $405,000 from the sale of equipment.

  Net cash used in financing activities for the nine months ended June 30, 1996 were $2.6 million, primarily related to the payment to $2.5 million to the lessor of the Boomtown Biloxi barge. Under the agreement, Boomtown returned the $2.4 million to NGC in return for a reduction of the EBITDA distributions from 20% to 16%. Additionally, for $100,000, Boomtown secured an option to buy the barge back from NGC as well as to buy out the EBITDA participation at a cost approximating the original investment made by HFS less the $2.4 million that was paid back. The option terminates on March 31, 1997 but is renewable for an additional two years for $100,000 a year.

  At June 30, 1996, Boomtown's debt was comprised principally of the $103.5 million principal amount of 11.5% First Mortgage Notes due 2003. Interest on the notes is payable semiannually in arrears each May 1 and

November 1. Boomtown has five notes payable in the aggregate amount of $5.6 million. Three of the notes totaling $1.6 million are secured by equipment, furniture and fixtures, bears interest at 11.5% and mature in September 1997. The fourth note, with a balance of $3.5 million at June 30, 1996, is secured by the gaming vessel in Harvey, Louisiana, bears interest at 13% and matures in January 1999. The fifth note, with a balance of $530,000 at June 30, 1996, is secured by gaming equipment, bears interest at 12.25% and matures in December 1997. Boomtown also has six capital lease obligations for equipment with a balance of $2.9 million at June 30, 1996. During March 1996, Boomtown converted an operating lease on certain furniture, fixtures and equipment to a note obligation whereby the residual balance on the operating lease was funded and the remaining outstanding balance was converted to a capital lease. As of June 30, 1996 the outstanding balance on the lease was $756,000 and matures in August 1998.

  Boomtown believes that its current available cash and cash equivalents and anticipated cash flow from operations will be sufficient to fund Boomtown's working capital and normal recurring capital expenditures through the end of calendar 1996. Boomtown does not believe such sources of liquidity will be sufficient to fund any of its proposed expansion projects at its current gaming facilities or in any new gaming jurisdiction. Boomtown believes that such expansion of its existing facilities is important for continued growth. Absent the Merger, if any of Boomtown's current proposed expansion projects were to proceed, Boomtown anticipates that such financing, subject to certain restrictions set forth in the First Mortgage Notes, would come from one or more of a number of sources, including cash flow from operations, bank financing, vendor financing or debt, joint ventures, equity financing or other long-term debt. However, there can be no assurance that such financing will be available, or available on terms acceptable to Boomtown or that any proposed expansion projects by Boomtown will ever be completed. Further, given the rapidly changing national competitive and legal environments related to gaming, Boomtown's future operating results could fluctuate significantly. Should cash flow from Boomtown's operations be below expectations, Boomtown may have difficulty satisfying capital requirements. In the event the Merger were to be consummated, Boomtown believes that additional sources of financing will become available.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                        CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined consolidated condensed financial statements are presented (1) assuming the Blue Diamond Swap is consummated in connection with the Merger, whereby Boomtown will have no further interest in Boomtown Las Vegas ("Pro Forma Excluding Boomtown Las Vegas"); and (2) assuming the Blue Diamond Swap is not consummated in connection with the Merger, and as a result, Boomtown would retain its interest in Boomtown Las Vegas through July 1999 when the lease expires ("Pro Forma Including Boomtown Las Vegas").

  The following unaudited pro forma combined consolidated condensed balance sheets have been prepared by combining the unaudited consolidated balance sheets of Hollywood Park and Boomtown as of June 30, 1996. The acquisition of Boomtown will be accounted for using the purchase method of accounting for business combinations. The unaudited pro forma combined balance sheet should be read in conjunction with the accompanying notes.

  The following unaudited pro forma combined consolidated condensed statements of operations have been prepared by combining the consolidated statement of operations of Hollywood Park for the year ended December 31, 1995, with the consolidated statement of operations of Boomtown for the fiscal year ended September 30, 1995, and for the six months ended June 30, 1996, for both Hollywood Park and Boomtown. The pro forma combination of Hollywood Park and Boomtown will be accounted for using the purchase method of accounting for business combinations. These pro forma financial statements should be read in conjunction with the accompanying notes.

  The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated in an earlier period, nor is it necessarily indicative of the future operating results or financial position.

  These pro forma financial statements are based on, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of Hollywood Park and Boomtown, included or incorporated by reference in the Joint Proxy Statement/Prospectus.

                              HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                                 BALANCE SHEET
                         (EXCLUDING BOOMTOWN LAS VEGAS)

                                                       AS OF JUNE 30, 1996
                          ---------------------------------------------------------------------------------
                                                     PRO FORMA
                                                    ADJUSTMENTS
                          HOLLYWOOD                 TO ELIMINATE   PRO FORMA     PRO FORMA      PRO FORMA
                            PARK,                     BOOMTOWN      ADJUSTED    ADJUSTMENTS      COMBINED
                            INC.     BOOMTOWN, INC.  LAS VEGAS   BOOMTOWN, INC. FOR MERGER     CONSOLIDATED
                          ---------  -------------- ------------ -------------- -----------    ------------
                                                          (IN THOUSANDS)
         ASSETS
Current Assets:
  Cash and cash
   equivalents..........  $ 30,830      $ 21,587      $  (324)      $ 21,263     $       0       $ 52,093
  Restricted cash.......    10,154             0            0              0             0         10,154
  Short term
   investments..........     4,053             0            0              0             0          4,053
  Other receivables.....     8,906             0            0              0             0          8,906
  Income tax
   receivable...........         0         3,112            0          3,112             0          3,112
  Deferred tax assets...     2,204             0            0              0             0          2,204
  Prepaid expenses and
   other assets.........     4,237         8,808       (1,869)         6,939             0         11,176
                          --------      --------      -------       --------     ---------       --------
   Total current
    assets..............    60,384        33,507       (2,193)        31,314             0         91,698
Notes receivable........       839         8,465            0          8,465             0          9,304
Property, plant and
 equipment, net.........   121,043       146,413       (1,047)       145,366          (848)(b)    265,561
Goodwill, net...........    20,640         6,362            0          6,362        (5,719)(a)     20,640
                               --            --           --             --           (643)(b)        --
Deferred tax assets.....         0           500            0            500          (500)(b)          0
Long term gaming
 assets.................    13,191             0            0              0             0         13,191
Other assets............     7,704         8,939         (243)         8,696           (51)(b)     16,349
                          --------      --------      -------       --------     ---------       --------
                          $223,801      $204,186      $(3,483)      $200,703     $  (7,761)      $416,743
                          ========      ========      =======       ========     =========       ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......  $ 13,147      $  4,108      $  (994)      $  3,114     $       0       $ 16,261
  Accrued liabilities...    33,954        16,355       (1,556)        14,799             0         48,753
  Current portion of
   notes payable........     3,406         4,795         (700)         4,095           693 (d)      8,194
                          --------      --------      -------       --------     ---------       --------
   Total current
    liabilities.........    50,507        25,258       (3,250)        22,008           693         73,208
Notes payable...........       256       104,732         (233)       104,499         3,590 (c)    110,424
                               --            --           --             --          2,079 (d)        --
Gaming liabilities......    11,620             0            0              0             0         11,620
Deferred tax
 liabilities............     4,770         2,607            0          2,607        (2,042)(b)      5,335
Deferred gain on sale
 leaseback..............         0           124            0            124             0            124
Minority interest.......         0         1,363            0          1,363             0          1,363
                          --------      --------      -------       --------     ---------       --------
   Total liabilities....    67,153       134,084       (3,483)       130,601         4,320        202,074
Commitments and
 contingencies..........       --            --           --             --            --             --
Stockholders' equity:
 Capital stock--
  Preferred.............        28             0            0              0             0             28
  Common................     1,850       103,592            0        103,592      (103,592)(e)      2,383
                               --            --           --             --            578 (e)        --
                               --            --           --             --            (45)(d)        --
  Capital in excess of
   par value............   168,479             0            0              0        (5,719)(a)    225,274
                               --            --           --             --         (3,590)(c)        --
                               --            --           --             --         (3,420)(d)        --
                               --            --           --             --        103,014 (e)        --
                               --            --           --             --        (33,490)(e)        --
  Retained earnings
   (accumulated
   deficit).............   (13,709)      (33,490)           0        (33,490)       33,490 (e)    (13,016)
                               --            --           --             --            693 (d)        --
                          --------      --------      -------       --------     ---------       --------
   Total stockholders'
    equity..............   156,648        70,102            0         70,102       (12,081)       214,669
                          --------      --------      -------       --------     ---------       --------
                          $223,801      $204,186      $(3,483)      $200,703     $  (7,761)      $416,743
                          ========      ========      =======       ========     =========       ========

                              HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                                 BALANCE SHEET
                         (INCLUDING BOOMTOWN LAS VEGAS)

                                           AS OF JUNE 30, 1996
                            -----------------------------------------------------
                            HOLLYWOOD                  PRO FORMA      PRO FORMA
                              PARK,                   ADJUSTMENTS      COMBINED
                              INC.     BOOMTOWN, INC. FOR MERGER     CONSOLIDATED
                            ---------  -------------- -----------    ------------
                                              (IN THOUSANDS)
          ASSETS
Current Assets:
  Cash and cash equiva-
   lents..................  $ 30,830      $ 21,587     $       0       $ 52,417
  Restricted cash.........    10,154             0             0         10,154
  Short term investments..     4,053             0             0          4,053
  Other receivables.......     8,906             0             0          8,906
  Income tax receivable...         0         3,112             0          3,112
  Deferred tax assets.....     2,204             0             0          2,204
  Prepaid expenses and
   other assets...........     4,237         8,808             0         13,045
                            --------      --------     ---------       --------
    Total current assets..    60,384        33,507             0         93,891
Notes receivable..........       839         8,465             0          9,304
Property, plant and equip-
 ment, net................   121,043       146,413       (13,064)(b)    254,392
Goodwill, net.............    20,640         6,362        (5,719)(a)     20,640
                                 --            --           (643)(b)        --
Deferred tax assets.......         0           500        11,898 (b)     12,398
Long term gaming assets...    13,191             0             0         13,191
Other assets..............     7,704         8,939          (798)(b)     15,845
                            --------      --------     ---------       --------
                            $223,801      $204,186     $  (8,326)      $419,661
                            ========      ========     =========       ========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........  $ 13,147      $  4,108     $       0       $ 17,255
  Accrued liabilities.....    33,954        16,355             0         50,309
  Current portion of notes
   payable................     3,406         4,795             0          8,201
                            --------      --------     ---------       --------
    Total current
     liabilities..........    50,507        25,258             0         75,765
Notes payable.............       256       104,732         3,590 (c)    108,578
Gaming liabilities........    11,620             0             0         11,620
Deferred tax liabilities..     4,770         2,607        (2,607)(b)      4,770
Deferred gain on sale
 leaseback................         0           124             0            124
Minority interest.........         0         1,363             0          1,363
                            --------      --------     ---------       --------
    Total liabilities.....    67,153       134,084           983        202,220
Commitments and
 contingencies............       --            --            --             --
Stockholders' equity:
 Capital stock--
  Preferred...............        28             0             0             28
  Common..................     1,850       103,592      (103,592)(e)      2,428
                                 --            --            578 (e)        --
  Capital in excess of par
   value..................   168,479             0        (5,719)(a)    228,694
                                 --            --         (3,590)(c)        --
                                 --            --        (33,490)(e)        --
                                 --            --        103,014 (e)        --
  Retained earnings
   (accumulated deficit)..   (13,709)      (33,490)       33,490 (e)    (13,709)
                            --------      --------     ---------       --------
    Total stockholders'
     equity...............   156,648        70,102        (9,309)       217,441
                            --------      --------     ---------       --------
                            $223,801      $204,186     $  (8,326)      $419,661
                            ========      ========     =========       ========

                             HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                        (EXCLUDING BOOMTOWN LAS VEGAS)

                                                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                   ---------------------------------------------------------------------------------
                                                               PRO FORMA
                                                             ADJUSTMENTS TO                 PRO FORMA
                                   HOLLYWOOD                   ELIMINATE      PRO FORMA    ADJUSTMENTS   PRO FORMA
                                     PARK,                      BOOMTOWN       ADJUSTED        FOR        COMBINED
                                     INC.     BOOMTOWN, INC.   LAS VEGAS    BOOMTOWN, INC.  MERGER(1)   CONSOLIDATED
                                   ---------  -------------- -------------- -------------- -----------  ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
 Gaming operations...............  $  6,032      $189,306       $(32,917)      $156,389       $   0       $162,421
 Lease--Casino...................    20,624             0              0              0           0         20,624
 Concession sales................    19,783        15,613         (7,665)         7,948           0         27,731
 Hotel and recreational vehicle
  park...........................         0         6,584         (4,844)         1,740           0          1,740
 Other gaming income.............     2,468         6,827           (334)         6,493           0          8,961
 Racing operations...............    79,862             0              0              0           0         79,862
 Truck stop, service station and
  mini-mart......................         0        10,811           (150)        10,661           0         10,661
 Other income....................     1,803         5,707           (772)         4,935           0          6,738
                                   --------      --------       --------       --------       -----       --------
                                    130,572       234,848        (46,682)       188,166           0        318,738
                                   --------      --------       --------       --------       -----       --------
EXPENSES:
 Gaming operations...............     4,848        79,141        (13,374)        65,767           0         70,615
 Gaming equipment leases.........         0         5,811         (2,664)         3,147           0          3,147
 Cost of concession sales........    24,749        17,639         (9,552)         8,087           0         32,836
 Hotel and recreational vehicle
  park...........................         0         3,168         (2,461)           707           0            707
 Other gaming expense............     2,092         3,582           (221)         3,361           0          5,453
 Racing operations...............    22,707             0              0              0           0         22,707
 Truck stop, service station and
  mini-mart......................         0         9,722            (94)         9,628           0          9,628
 Marketing and promotion.........     8,718        19,593         (4,910)        14,683           0         23,401
 General and administrative......    46,533        69,389        (18,846)        50,543           0         97,076
 Depreciation and amortization...    11,384        10,422         (1,476)         8,946        (366)(a)     19,964
 Lawsuit settlement..............     6,088             0              0              0           0          6,088
 Discontinued projects...........         0         6,054              0          6,054           0          6,054
                                   --------      --------       --------       --------       -----       --------
                                    127,119       224,521        (53,598)       170,923        (366)       297,676
                                   --------      --------       --------       --------       -----       --------
Operating income ................     3,453        10,327          6,916         17,243         366         21,062
 Interest expense (benefit)......     3,922        13,433          1,796         15,229        (187)(b)     19,284
                                        --            --             --             --          320 (c)        --
                                   --------      --------       --------       --------       -----       --------
Income (loss) before minority
 interests and income taxes......      (469)       (3,106)         5,120          2,014         233          1,778
 Minority interests..............         0         1,105              0          1,105           0          1,105
                                   --------      --------       --------       --------       -----       --------
Income (loss) before income
 taxes...........................      (469)       (2,001)         5,120          3,119         233          2,883
 Income tax expense..............       693           876          1,677          2,553          93 (d)      3,339
                                   --------      --------       --------       --------       -----       --------
Net income (loss)................  $ (1,162)     $ (2,877)      $  3,443       $    566       $ 140       $   (456)
                                   ========      ========       ========       ========       =====       ========
Dividend requirement on
 convertible preferred stock.....                                                                         $  1,925
Net loss allocated to common
 shareholders....................                                                                         $ (2,381)
                                                                                                          ========
Per common share:
 Net loss--primary...............                                                                         $  (0.10)
 Net loss--fully diluted.........                                                                         $  (0.10)
Number of shares primary.........                                                                           23,752
Number of shares fully diluted...                                                                           26,044

- -------
(1) Excludes the Pacific Casino Management, Inc. pro forma financial results prior to Hollywood Park's November 17, 1995, acquisition of Pacific Casino Management, Inc.

                              HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                         (INCLUDING BOOMTOWN LAS VEGAS)

                                  FOR THE YEAR ENDED DECEMBER 31, 1995
                          ------------------------------------------------------
                          HOLLYWOOD                   PRO FORMA      PRO FORMA
                            PARK,                   ADJUSTMENTS(1)    COMBINED
                            INC.     BOOMTOWN, INC.   FOR MERGER    CONSOLIDATED
                          ---------  -------------- --------------  ------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Gaming operations.....  $  6,032      $189,306       $     0        $195,338
  Lease--Casino.........    20,624             0             0          20,624
  Concession sales......    19,783        15,613             0          35,396
  Hotel and recreational
   vehicle park.........         0         6,584             0           6,584
  Other gaming income...     2,468         6,827             0           9,295
  Racing operations.....    79,862             0             0          79,862
  Truck stop, service
   station and mini-
   mart.................         0        10,811             0          10,811
  Other income..........     1,803         5,707             0           7,510
                          --------      --------       -------        --------
                           130,572       234,848             0         365,420
                          --------      --------       -------        --------
EXPENSES:
  Gaming operations.....     4,848        79,141             0          83,989
  Gaming equipment
   leases...............         0         5,811             0           5,811
  Cost of concession
   sales................    24,749        17,639             0          42,388
  Hotel and recreational
   vehicle park.........         0         3,168             0           3,168
  Other gaming expense..     2,092         3,582             0           5,674
  Racing operations.....    22,707             0             0          22,707
  Truck stop, service
   station and mini-
   mart.................         0         9,722             0           9,722
  Marketing and
   promotion............     8,718        19,593             0          28,311
  General and
   administrative.......    46,533        69,389             0         115,922
  Lawsuit settlement....     6,088             0             0           6,088
  Discontinued
   projects.............         0         6,054             0           6,054
  Depreciation and
   amortization.........    11,384        10,422          (774)(a)      20,487
                               --            --           (545)(e)         --
                          --------      --------       -------        --------
                           127,119       224,521        (1,319)        350,321
                          --------      --------       -------        --------
Operating income .......     3,453        10,327         1,319          15,099
  Interest expense
   (benefit)............     3,922        13,433          (187)(b)      17,168
                          --------      --------       -------        --------
Income (loss) before
 minority interests and
 income taxes...........      (469)       (3,106)        1,506          (2,069)
  Minority interests....         0         1,105             0           1,105
                          --------      --------       -------        --------
Income (loss) before
 income taxes...........      (469)       (2,001)        1,506            (964)
  Income tax expense....       693           876           602 (d)       2,171
                          --------      --------       -------        --------
Net income (loss).......  $ (1,162)     $ (2,877)      $   904        $ (3,135)
                          ========      ========       =======        ========
Dividend requirements on
 convertible preferred
 stock..................                                              $  1,925
Net loss allocated to
 common shareholders....                                              $ (5,060)
                                                                      ========
Per common share:
  Net loss--primary.....                                              $  (0.21)
  Net loss--fully
   diluted..............                                              $  (0.21)
Number of shares
 primary................                                                24,199
Number of shares fully
 diluted................                                                26,490

- --------
(1) Excludes the Pacific Casino Management, Inc. pro forma financial results prior to Hollywood Park's November 17, 1995, acquisition of Pacific Casino Management, Inc.

                              HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                         (EXCLUDING BOOMTOWN LAS VEGAS)

                                              FOR THE SIX MONTHS ENDED JUNE 30, 1996
                          --------------------------------------------------------------------------------
                                                     PRO FORMA
                                                   ADJUSTMENTS TO
                          HOLLYWOOD                  ELIMINATE      PRO FORMA     PRO FORMA    PRO FORMA
                            PARK,                     BOOMTOWN       ADJUSTED    ADJUSTMENTS    COMBINED
                            INC.    BOOMTOWN, INC.   LAS VEGAS    BOOMTOWN, INC. FOR MERGER   CONSOLIDATED
                          --------- -------------- -------------- -------------- -----------  ------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
 Gaming operations......   $24,803     $ 94,356       $(15,747)      $ 78,609       $   0       $103,412
 Concession sales.......     7,637        8,376         (3,884)         4,492           0         12,129
 Hotel and recreational
  vehicle park..........         0        3,719         (2,929)           790           0            790
 Other gaming income....     1,179        3,071           (134)         2,937           0          4,116
 Racing operations......    38,979            0              0              0           0         38,979
 Truck stop, service
  station and mini-
  mart..................         0        7,018            (77)         6,941           0          6,941
 Other income...........     1,682        3,738           (210)         3,528           0          5,210
                           -------     --------       --------       --------       -----       --------
                            74,280      120,278        (22,981)        97,297           0        171,577
                           -------     --------       --------       --------       -----       --------
EXPENSES:
 Gaming operations......    13,005       42,810         (6,566)        36,244           0         49,249
 Gaming equipment
  leases................         0        3,412         (1,332)         2,080           0          2,080
 Cost of concession
  sales.................     9,082        9,718         (4,864)         4,854           0         13,936
 Hotel and recreational
  vehicle park..........         0        1,488         (1,179)           309           0            309
 Other gaming expense...       865        1,605            (61)         1,544           0          2,409
 Racing operations......    11,928            0              0              0           0         11,928
 Truck stop, service
  station and mini-
  mart..................         0        6,349            (42)         6,307           0          6,307
 Marketing and
  promotion.............     5,552       10,932         (2,750)         8,182           0         13,734
 General and
  administrative........    21,823       29,928         (8,751)        21,177           0         43,000
 Depreciation and
  amortization..........     5,400        5,579           (673)         4,906        (183)(a)     10,123
 Write off of investment
  in subsidiary.........    11,412            0              0              0           0         11,412
 Loss on termination of
  Blue Diamond
  interest..............         0       36,562              0         36,562           0         36,562
                           -------     --------       --------       --------       -----       --------
                            79,067      148,383        (26,218)       122,165        (183)       201,049
                           -------     --------       --------       --------       -----       --------
Operating income (loss)
 .......................    (4,787)     (28,105)         3,237        (24,868)        183        (29,472)
 Interest expense
  (benefit) ............       898        7,021            829          7,850        (102)(b)      8,776
                               --           --             --             --          130 (c)        --
                           -------     --------       --------       --------       -----       --------
Income (loss) before
 minority interests and
 income taxes...........    (5,685)     (35,126)         2,408        (32,718)        155        (38,248)
 Minority interests.....         0          493              0            493           0            493
                           -------     --------       --------       --------       -----       --------
Income (loss) before
 income taxes...........    (5,685)     (34,633)         2,408        (32,225)        155        (37,755)
 Income tax expense.....     2,444          294            171            123          62 (d)      2,629
                           -------     --------       --------       --------       -----       --------
Net income (loss).......   $(8,129)    $(34,927)      $  2,579       $(32,348)      $  93       $(40,384)
                           =======     ========       ========       ========       =====       ========
Dividend requirements on
 convertible preferred
 stock..................                                                                        $    962
Net loss allocated to
 common shareholders....                                                                        $(41,346)
                                                                                                ========
Per common share:
 Net loss--primary......                                                                        $  (1.73)
 Net loss--fully
  diluted...............                                                                        $  (1.73)
Number of shares primary
 .......................                                                                          23,966
Number of shares fully
 diluted................                                                                          26,257

                              HOLLYWOOD PARK, INC.

                   UNAUDITED PRO FORMA COMBINED CONSOLIDATED
                            STATEMENT OF OPERATIONS
                         (INCLUDING BOOMTOWN LAS VEGAS)

                                  FOR THE SIX MONTHS ENDED JUNE 30, 1996
                             --------------------------------------------------
                             HOLLYWOOD                 PRO FORMA    PRO FORMA
                               PARK,                  ADJUSTMENTS    COMBINED
                               INC.    BOOMTOWN, INC. FOR MERGER   CONSOLIDATED
                             --------- -------------- -----------  ------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Gaming operations........   $24,803     $ 94,356       $   0       $119,159
  Concession sales.........     7,637        8,376           0         16,013
  Hotel and recreational
   vehicle park............         0        3,719           0          3,719
  Other gaming income......     1,179        3,071           0          4,250
  Racing operations........    38,979            0           0         38,979
  Truck stop, service
   station and mini-mart...         0        7,018           0          7,018
  Other income.............     1,682        3,738           0          5,420
                              -------     --------       -----       --------
                               74,280      120,278           0        194,558
                              -------     --------       -----       --------
EXPENSES:
  Gaming operations........    13,005       42,810           0         55,815
  Gaming equipment leases..         0        3,412           0          3,412
  Cost of concession
   sales...................     9,082        9,718           0         18,800
  Hotel and recreational
   vehicle park............         0        1,488           0          1,488
  Other gaming expense.....       865        1,605           0          2,470
  Racing operations........    11,928            0           0         11,928
  Truck stop, service
   station and mini-mart...         0        6,349           0          6,349
  Marketing and promotion..     5,552       10,932           0         16,484
  General and
   administrative..........    21,823       29,928           0         51,751
  Depreciation and
   amortization............     5,400        5,579        (387)(a)     10,320
                                  --           --         (272)(e)        --
  Write off of investment
   in subsidiary...........    11,412            0           0         11,412
  Loss on termination of
   Blue Diamond interest...         0       36,562           0         36,562
                              -------     --------       -----       --------
                               79,067      148,383        (659)       226,791
                              -------     --------       -----       --------
Operating income (loss)....    (4,787)     (28,105)        659        (32,233)
  Interest expense
   (benefit)...............       898        7,021        (102)(b)      7,817
                              -------     --------       -----       --------
Income (loss) before
 minority interests and
 income taxes..............    (5,685)     (35,126)        761        (40,050)
  Minority interests.......         0          493           0            493
                              -------     --------       -----       --------
Income (loss) before income
 taxes.....................    (5,685)     (34,633)        761        (39,557)
  Income tax expense.......     2,444          294         304 (d)      3,042
                              -------     --------       -----       --------
Net income (loss)..........   $(8,129)    $(34,927)      $ 457       $(42,599)
                              =======     ========       =====       ========
Dividend requirements on
 convertible preferred
 stock.....................                                          $    962
Net loss allocated to
 common shareholders.......                                          $(43,561)
                                                                     ========
Per common share:
  Net loss--primary........                                          $  (1.79)
  Net loss--fully diluted..                                          $  (1.79)
Number of shares primary ..                                            24,392
Number of shares fully
 diluted...................                                            26,684

                             HOLLYWOOD PARK, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED
                                 BALANCE SHEET

  ASSUMPTIONS. The Merger will be accounted for under the purchase method of accounting for a business combination. The total estimated purchase price is based on the estimated issuance of approximately 5,779,000 shares of Hollywood Park Common Stock at an estimated price of $10 per share.

  PRO FORMA ADJUSTMENTS. The following adjustments have been made to the unaudited pro forma combined consolidated condensed balance sheet:

    (a) The excess of Boomtown's net assets as of June 30, 1996, (as adjusted for the change in the First Mortgage Notes discussed below) over the acquisition cost (Hollywood Park's common stock valued at $10.00 per Common Share and estimated Merger costs of $3,000,000) is approximately $5,719,000 for both the Pro Forma Including Boomtown Las Vegas, and for Pro Forma Excluding Boomtown Las Vegas. The allocation of purchase price and this reduction in net assets was applied to eliminate Boomtown's goodwill.

    (b) Excluding Las Vegas--In recording the deferred tax attributes of the Merger, a portion of Boomtown's remaining noncurrent assets (property, plant and equipment and other assets) were reduced. These adjustments arose as a result of (i) allocating the negative goodwill as described in (a) above and (ii) recording the tax effect of book/tax basis differences existing after the allocation described in (a) above.

    Including Las Vegas--In recording the deferred tax attributes of the Merger, a deferred tax asset was recorded and a portion of Boomtown's remaining noncurrent assets (property, plant and equipment and other assets) were reduced. These adjustments arose as a result of (i) allocating the negative goodwill as described in (a) above and (ii) recording the tax effect of book/tax basis differences existing after the allocation described in (a) above.

    (c) Under the Indenture, as a result of the Merger, Boomtown is obligated to offer to redeem the First Mortgage Notes at 101% of their $103,500,000 aggregate principal amount following the Effective Date. This adjustment was made to record the First Mortgage Notes at their estimated fair value based upon this redemption feature.

    (d) To record the promissory note payable from Hollywood Park to Roski (in the Pro Forma Excluding Boomtown Las Vegas version) (assuming the first anniversary principal payment had been made on January 1, 1996), as required by the Stock Purchase Agreement, and to adjust the equity accounts for the retirement of the Hollywood Park Common Stock, which would be exchanged for the Boomtown Common Stock purchased from Roski.

    (e) To eliminate Boomtown's equity accounts. The stockholder's equity accounts have been adjusted to reflect the approximately 5,779,000 shares of Hollywood Park Common Stock expected to be issued in the Merger, based on Hollywood Park's Common Stock valued at $10.00.

                             HOLLYWOOD PARK, INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED
                           STATEMENTS OF OPERATIONS

  ASSUMPTIONS. Both versions of the unaudited pro forma combined consolidated condensed statements of operations for the year ended December 31, 1995, and the six months ended June 30, 1996, are presented as if the Boomtown acquisition (and, in the case of the Pro Forma Excluding Boomtown Las Vegas version, the Blue Diamond Swap) had taken place on January 1, 1995. Results of operations for 1995 were prepared by combining Hollywood Park's consolidated statement of operations for the year ended December 31, 1995, with Boomtown's consolidated statement of operations for the fiscal year ended September 30, 1995. Results of operations for the six months ended June 30, 1996, were prepared by combining the consolidated statement of operations for Hollywood Park and Boomtown, both for the six months ended June 30, 1996.

  PRO FORMA ADJUSTMENTS. The unaudited pro forma combined consolidated condensed statements of operations have been prepared on the basis that the acquisition was consummated as set forth above in the Notes to the Unaudited Pro Forma Combined Consolidated Condensed Balance Sheet included herein, except that it was assumed that the acquisition and valuation of Boomtown's assets and liabilities occurred at January 1, 1995.

  As a result of the different fiscal year ends for Hollywood Park and Boomtown, Boomtown's results of operations for the three months ended December 31, 1995, have not been presented in the accompanying pro forma combined consolidated statements of operations. For the three months ended December 31, 1995, Boomtown recorded revenues of $55,620,000 and a net loss of $357,000. However, in the opinion of management, the information furnished herein reflects all normal recurring adjustments that are necessary to present a fair statement of the pro forma results of the interim period.

  The following adjustments have been made to the unaudited pro forma Combined Consolidated Condensed Statements of Operations.


    (a) To reduce the amortization and the depreciation related to Boomtown's goodwill and property, plant and equipment, respectively, due to the negative goodwill adjustments.

    (b) To eliminate the amortization of the discount associated with the First Mortgage Notes. Under the terms of the Indenture, as a result of the Merger, Boomtown is obligated to offer to redeem the First Mortgage Notes at 101% of their $103,500,000 aggregate principal amount following the Effective Date. This adjustment was made to write the First Mortgage Notes payable up to 101% of the $103,500,000. As the First Mortgage Notes were issued with warrants, the issuing value was recorded at a discount.

    (c) To record the interest expense associated with the promissory note from Hollywood Park to Roski as required by the Stock Purchase Agreement in the Pro Forma Excluding Boomtown Las Vegas version.

    (d) To record the estimated 40% tax expense associated with the net pro forma savings.

    (e) To eliminate Boomtown's amortization expense associated with the investment in lease in the Pro Forma Including Boomtown Las Vegas version.

  NONRECURRING CHARGES. The Unaudited Pro Forma Combined Consolidated Statements of Operations for the year ended December 31, 1995, do not reflect the nonrecurring charge of $36,562,000 for the loss on termination of Blue Diamond interest. The Unaudited Pro Forma Combined Consolidated Statements of Operations for the six months ended June 30, 1996, do reflect the one-time charge of $36,562,000 for the loss on termination of Blue Diamond interest.

  RECLASSIFICATIONS. Certain reclassifications have been made to the Hollywood Park and Boomtown historical consolidated statements of operations to conform to the pro forma combined consolidated condensed statement of operations presentation.

  PRO FORMA PER SHARE DATA. The pro forma earnings per share amounts, as presented in the unaudited pro forma combined consolidated condensed statements of operations, were based on the weighted average number of shares outstanding during the period, inclusive of the effect, when dilutive, of the exercise of stock options. Included were the approximately 5,779,000 shares of Hollywood Park Common Stock to be issued in the Merger. In the Pro Forma Excluding Boomtown Las Vegas version of the pro forma combined consolidated condensed statements of operations, the number of shares of outstanding Common Stock has been adjusted for the retirement of the shares of Hollywood Park Common Stock (which would be exchanged for the Boomtown Common Stock) which Hollywood Park would purchase from Roski pursuant to the Stock Purchase Agreement.

  COMBINATION COSTS. It is expected that Hollywood Park will incur costs of approximately $3,000,000 related to the Merger. These costs will be incorporated into the price of the acquisition under the purchase method of accounting for a business combination. Costs incurred by Boomtown will be expensed as incurred.

      COMPARISON OF RIGHTS OF STOCKHOLDERSOF HOLLYWOOD PARK AND BOOMTOWN

  The rights of Hollywood Park's stockholders are governed by the Hollywood Park Certificate of Incorporation, as amended (the "Hollywood Park Certificate"), the Amended and Restated Bylaws of Hollywood Park (the "Hollywood Park Bylaws") and the laws of the State of Delaware. The rights of Boomtown's stockholders are governed by the Boomtown Restated Certificate of Incorporation (the "Boomtown Certificate"), the Amended and Restated Bylaws of Boomtown (the "Boomtown Bylaws") and the laws of the State of Delaware. After the Effective Date, the rights of Boomtown stockholders who become Hollywood Park stockholders will be governed by the Hollywood Park Certificate, Hollywood Park Bylaws and the laws of the State of Delaware. In most respects, the rights of Hollywood Park stockholders and Boomtown stockholders are similar. The following discussion of certain similarities and material differences between the rights of Hollywood Park stockholders and the rights of Boomtown stockholders under their respective Certificates of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences. The following discussion is qualified in its entirety by reference to the laws of Delaware and the full texts of the respective Certificates of Incorporation and Bylaws of Hollywood Park and Boomtown.

STOCKHOLDER MEETINGS

  Under the Boomtown Bylaws, Boomtown stockholders holding shares representing not less than a majority of the shares entitled to vote at a meeting may call a special meeting of stockholders for any purpose, and such special meeting may be held at such time and place as shall be stated in a notice of meeting or in a duly executed notice of waiver thereof. Conversely, although holders of Hollywood Park Preferred Stock have certain rights to call special stockholder meetings if dividends are not paid, holders of Hollywood Park Common Stock have no right to call a special meeting.

STOCKHOLDER ACTION BY WRITTEN CONSENT

  Both Hollywood Park's and Boomtown's Bylaws permit stockholder action to be taken without a meeting, if a consent in writing setting forth the action taken is signed by the holders of outstanding stock having the number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

  The Hollywood Park Certificate provides that the affirmative vote or written consent of the stockholders of 70% of all outstanding shares of all classes of stock of Hollywood Park entitled to vote is required (i) for the adoption of any agreement for the merger of Hollywood Park with or into any other corporation or for the consolidation of Hollywood Park with any other corporation (ii) to authorize any sale, lease, transfer or exchange of all or substantially all of the assets of Hollywood Park to any other person (a corporation, partnership, association or other business entity, trust, estate or individual), (iii) to authorize the dissolution of Hollywood Park and (iv) to alter, amend or repeal this provision. The Boomtown Certificate contains no similar provision.

DIRECTOR ELECTIONS AND NOMINATIONS

  The Hollywood Park Bylaws currently provide for a Board of Directors consisting of not less than three (3) and not more than seventeen (17) directors with the number of directors, subject to such limits, to be determined by resolution of the Board of Directors or by the stockholders at the annual meeting. Further, so long as any shares of Hollywood Park Preferred Stock are outstanding, two (2) directorships on the Board of Directors shall remain vacant to be filled by the holders of record of the Preferred Stock. The Boomtown Bylaws provide that the number of directors which shall constitute the Boomtown Board of Directors shall be seven (7). The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at an annual meeting of stockholders and entitled to vote in an election of directors.

  The Hollywood Park Bylaws provide that no nomination for directors of Hollywood Park by any person other than the Hollywood Park Board may be presented at any annual meeting of stockholders unless the person making the nomination is a record stockholder and has delivered a written notice to the secretary of Hollywood Park no later than 90 business days in advance of the stockholder meeting or, if later, the seventh day following the first public announcement of the date of such meeting. The Boomtown Certificate and Bylaws do not impose comparable conditions on the submission of director nominations by stockholders.

REQUIRED QUORUM FOR STOCKHOLDER MEETINGS

  The Hollywood Park Bylaws provide that the holders of one-third of the outstanding shares entitled to vote at any stockholders' meeting shall constitute a quorum for the transaction of business. The Boomtown Bylaws provide that the holders of a majority of the outstanding shares entitled to vote at any stockholders' meeting shall constitute a quorum for the transaction of business.

STOCKHOLDER PROPOSALS

  The Hollywood Park Bylaws provide that business may be properly brought before any meeting of the stockholders by a stockholder, if the stockholder gives notice thereof in writing (which must contain certain representations and information regarding the stockholder) to the Secretary of Hollywood Park not less than 90 days in advance of such meeting or, if later, the seventh day following the first public announcement of the date of such meeting. Conversely, the Boomtown Certificate and Boomtown Bylaws do not expressly place limitations on stockholder proposals or the manner in which they are submitted.

INDEMNIFICATION; LIABILITY FOR BREACH OF FIDUCIARY DUTY

  The Hollywood Park Certificate provides that Hollywood Park shall indemnify its directors and officers to the full extent permissible under Delaware General Corporation Law. The Boomtown Certificate contains no similar provision. However, both the Hollywood Park and Boomtown Bylaws provide that directors and officers (and, to the extent authorized by the Board of Directors, agents and employees) shall be indemnified and held harmless by the respective corporations to the fullest extent permitted by the laws of Delaware against all expenses, liabilities and losses reasonably incurred or suffered by such person in connection therewith. Under the Hollywood Park and Boomtown Bylaws, subject to the requirements of Delaware General Corporation Law, this right includes the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition. Furthermore, both the Hollywood Park Certificate and the Boomtown Certificate provide that no director shall be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty by such director for corporate actions as a director, except to the extent provided by the DGCL or other applicable law.

PREFERRED STOCK

  The Hollywood Park Certificate provides that Hollywood Park may, by vote of its Board of Directors, issue up to 250,000 shares of Preferred Stock, $1.00 par value, in one or more series, and that the Board may fix the rights, preferences, privileges and restrictions thereon, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Hollywood Park without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

  Pursuant to its authority, the Hollywood Park Board authorized the issuance of a series of 27,500 shares of Preferred Stock, $1.00 par value, which is designated as $70 Convertible Preferred Stock (the "Series"). Shares of the Series bear cumulative dividends at a rate of $70 per share per annum. In any liquidation of Hollywood

Park, holders of shares of the Series are entitled to receive a liquidation preference equal to $1,000 per share, plus an amount equal to the dividends accrued an unpaid thereon (whether or not declared) to the date of final distribution to such holders, prior to any distribution to holders of Hollywood Park Common Stock. Furthermore, the Hollywood Park Certificate provides that each share of the Series is convertible at the option of the holder thereof into shares of Hollywood Park Common Stock at the Conversion Price then in effect. The initial Conversion Price was set at $15.00, subject to customary adjustments for stock splits, stock dividends, recapitalizations, and similar transactions. The Hollywood Park Certificate further provides that whenever dividends on the shares of this Series shall not have been paid in an aggregate amount equal to or greater than six quarterly dividends (whether or not consecutive) on the shares of this Series then outstanding, then the number of directors then constituting the entire Board of Directors of Hollywood Park shall automatically be increased by two (2) directors and the holders of shares of this Series, voting together as a single class, shall be entitled to fill such newly created vacancies.

  Boomtown has no authorized shares of preferred stock.

GAMING APPROVAL; REDEMPTION OF SHARES

  The Hollywood Park Certificate of Incorporation provides that so long as Hollywood Park engages in, or intends to engage in, the operation of licensed card clubs regulated under the California Gaming Registration Act or any other applicable federal, state or local statutes, ordinances, rules or regulations, all securities of Hollywood Park shall be held subject to the provision that if a person's continued ownership or control of securities would cause Hollywood Park or any subsidiary thereof to lose, or prevent the reinstatement of, any government-issued franchise or license necessary for the operation of any such licensed card club, such securities shall be redeemable by Hollywood Park to the extent necessary to prevent the loss, or to secure the reinstatement of, any government-issued franchise or license held by Hollywood Park or any subsidiary thereof, which franchise or license is conditioned upon some or all of the holders of Hollywood Park securities possessing prescribed qualifications. The per share redemption price of such securities shall be the closing sales price (or, if no closing sale price exists, the mean of the bid and asked prices on NASDAQ) on the date the notice of redemption is given by Hollywood Park.

  Boomtown has no similar provisions in its Articles of Incorporation, but any stockholder of Boomtown found unsuitable to be a stockholder of Boomtown by the Nevada Commission who continues to hold, directly or indirectly, any beneficial ownership of Boomtown's voting securities beyond such period of time as may be prescribed by the Nevada Commission or the Mississippi Gaming Authorities may be guilty of a criminal offense under Nevada law. Furthermore, Boomtown, as a corporation registered with the Nevada Commission and the Mississippi Gaming Authorities, is subject to disciplinary action including loss of its gaming approvals and licenses if, after receiving notice from the Nevada Gaming Authorities or the Mississippi Gaming Authorities that a shareholder is found to be unsuitable under Nevada or Mississippi gaming law, it (i) pays the unsuitable person any dividend or interest upon voting securities issued by Boomtown, (ii) allows the unsuitable person to exercise, directly or indirectly, a voting right conferred through securities held by the person, (iii) pays remuneration in any form to the person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value. See "Government Regulation and Licensing--Nevada."

                     ELECTION OF HOLLYWOOD PARK DIRECTORS
                   (ITEM NO. 2 ON HOLLYWOOD PARK PROXY CARD)

  At the Hollywood Park Meeting, holders of Hollywood Park Common Stock will be asked to vote on the election of seven directors who will constitute the full Board of Directors of Hollywood Park until the Merger has been consummated, at which time it is expected that the number of directors would be expanded to eleven, and four Boomtown representatives would fill the new positions. Since no nominee other than the nominees listed below has been properly nominated, abstentions and broker non-votes will not have an effect on the election of the nominees listed below. Each director so elected will hold office until the next annual meeting and until his successor is elected and qualified. See "The Merger--Composition of the Hollywood Park Board of Directors and Executive Committee."

GENERAL

  Each proxy received will be voted for the election of the persons named below, unless the stockholder signing such proxy withholds authority to vote for one or more of these nominees in the manner described on the proxy. Although it is not contemplated that any nominee named below will decline or be unable to serve as a director, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders as directed by the Board of Directors.

  There are no family relationships between any director, nominee or executive officer and any other director, nominee or executive officer of Hollywood Park (or the Boomtown designees described below). There are no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he has been or will be selected as a director and/or executive officer of Hollywood Park.

INFORMATION REGARDING THE DIRECTORS AND NOMINEES FOR THE BOARD OF DIRECTORS OF HOLLYWOOD PARK

  The following table lists the persons nominated by the Board of Directors of Hollywood Park for election as directors of Hollywood Park at Hollywood Park's Annual Meeting and provides certain information concerning each such person. All of the nominees are currently directors of Hollywood Park.

       NAME AND AGE, POSITION WITH HOLLYWOOD PARK (IF ANY),          SERVED AS A
     PRINCIPAL OCCUPATIONS DURING LAST FIVE (5) YEARS; CERTAIN        DIRECTOR
                           DIRECTORSHIPS                                SINCE
     ---------------------------------------------------------       -----------
R.D. HUBBARD, 61, Chairman of the Board and Chief Executive Officer     1990
 of Hollywood Park since September 1991; Chairman of the Board and
 Chief Executive Officer of Hollywood Park Operating Company since
 February 1991; President of Hollywood Park Operating Company from
 February to July 1991; Chairman, AFG Industries, Inc. and its
 parent company, Clarity Holdings Corp. (glass manufacturing) and director of AFG Industries, Inc.'s subsidiaries, from 1978 to July
 1993; Chairman of the Board (and 60% stockholder until March 1994)
 of Sunflower Racing, Inc. (Woodlands Race Tracks--horse racing and greyhound racing) from 1988; President, Director, and owner of
 Ruidoso Downs Racing, Inc. (horse racing) since 1988; Chairman of the Board, Chief Executive Officer and sole stockholder, Multnomah
 Kennel Club, Inc. (greyhound racing) since December 1991; Owner and breeder of numerous thoroughbreds and quarter horses since
 1962. Sunflower Racing, Inc., a wholly-owned subsidiary of
 Hollywood Park, filed for reorganization under Chapter 11 of the
 U.S. Bankruptcy Code on May 17, 1996.
J.R. JOHNSON, 76, Director, Hollywood Park Operating Company from       1991
 February 1991 to January 1992; Chairman, President and Chief
 Executive Officer, NEWMAR (marine electronics manufacturing) since
 1980; Director, Logicon, Inc. (defense oriented intelligence);
 Trustee, Westminster College.

      NAME AND AGE, POSITION WITH HOLLYWOOD PARK (IF ANY),         SERVED AS A
    PRINCIPAL OCCUPATIONS DURING LAST FIVE (5) YEARS; CERTAIN       DIRECTOR
                          DIRECTORSHIPS                               SINCE
    ---------------------------------------------------------      -----------
ROBERT T. MANFUSO, 59, Director, Hollywood Park Operating Company     1991
 from February 1991 to January 1992; Co-Chairman of the Board,
 Laurel Racing Association (horse race track management) from
 1984 to February 1994; Vice Chairman of the Board, The Maryland
 Jockey Club (horse racing) from 1986 to February 1994; Executive
 Vice President, Laurel Racing Association from 1984 to May 1990;
 Executive Vice President, The Maryland Jockey Club from 1986 to
 June 1990; Director, Maryland Horse Breeders Association from
 1984 to 1992 and since 1993; Member, Executive Committee,
 Maryland Million since 1991.
HARRY ORNEST, 73, Vice Chairman of the Board of Hollywood Park        1991
 since September 1991; Director, Hollywood Park Operating Company
 since 1988; Vice Chairman of the Board, Hollywood Park Operating
 Company since February 1991; Owner and Chairman, Toronto
 Argonauts Football Club (Canadian Football League club) from
 1988 to May 1991; Owner, St. Louis Blues (National Hockey League
 club) 1983 to 1987; Owner, St. Louis Arena, 1983 to 1987; Owner
 and Founder, Vancouver Canadians (Pacific Coast Baseball League
 club), 1977 to 1981; Hollywood Park stockholder, 1962 to
 present.
LYNN P. REITNOUER, 63, Director, Hollywood Park Operating Company     1991
 from September 1991 to January 1992; Partner, Crowell Weedon &
 Co. (stock brokerage) since 1969; Director and President, Forest
 Lawn Memorial Parks Association, since 1975; Chairman of the
 Board of COHR, Inc., since 1986; Trustee, University of
 California Santa Barbara Foundation since 1992.
HERMAN SARKOWSKY, 71, Director, Hollywood Park Operating Company      1991
 from February 1991 to January 1992; Owner, Sarkowsky Investment
 Corporation and SPF Holding, Inc. (real estate development and investments) since 1980; Director, The Sarkowsky Foundation
 (charitable foundation) since 1982; thoroughbred horse breeder and owner since 1959; Director, Synetics, Inc. (porous plastic manufacturing); Director, Seafirst Corporation (banking);
 Director, Eagle Hardware & Garden, since 1990.
WARREN B. WILLIAMSON, 68, Vice President and Secretary of             1988
 Hollywood Park from September 1991 to August 1996; Chairman of the Board and Chief Executive Officer of Hollywood Park from
 1989 to September 1991; Director, Hollywood Park Operating
 Company since 1985; Vice President and Secretary, Hollywood Park
 Operating Company from February 1991 to August 1996; Secretary and Treasurer, Hollywood Park Operating Company from 1985 to
 November 1990; Chairman and Chief Executive Officer, Chandis
 Securities Co. (holding company) since 1985; Director, Times
 Mirror Company; Trustee, Hospital of the Good Samaritan;
 Trustee, California Thoroughbred Breeders Foundation; Trustee,
 Claremont McKenna College; Chairman Emeritus, Art Center College
 of Design; Breeder and racer of thoroughbreds since 1970.

  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF THE NOMINEES LISTED ABOVE AS DIRECTORS.

INFORMATION REGARDING ANTICIPATED BOOMTOWN DESIGNEES TO THE HOLLYWOOD PARK BOARD OF DIRECTORS

  As noted elsewhere herein, Hollywood Park has agreed that after the Merger Hollywood Park's Board of Directors will consist of eleven directors, four of whom will be designees selected by Boomtown from the Boomtown Board of Directors. Boomtown has already indicated that two of such designees will be the Boomtown directors described below. See "The Merger--Composition of the Hollywood Park Board of Directors and Executive Committee."

  RICHARD J. GOEGLEIN, 61, has been a director of Boomtown since October 1992. Mr. Goeglein has been a private investor since 1987. Since 1990, Mr. Goeglein has been the President and the principal shareholder of Gaming Associates Inc., which develops and manages gaming operations in selected niche markets. From 1984 to 1987, Mr. Goeglein was President and Chief Operating Officer of Holiday Corporation, the parent corporation of, among others, Holiday Inns and Harrah's Hotels and Casinos. Mr. Goeglein also serves on the Board of Directors of AST Research, Inc. and Platinum Software Corp.

  TIMOTHY J. PARROTT, 48, joined Boomtown in June 1987 as President and Treasurer and was elected Chairman of the Board and Chief Executive Officer of Boomtown in September 1992. Mr. Parrott has been a director of Boomtown since 1987. Mr. Parrott has served as Chairman of the Board and Chief Executive Officer of Boomtown Hotel & Casino, Inc. since May 1988. Since 1984, Mr. Parrott has served as Chief Executive Officer of Parrott Investment Company, a family-held investment company with agricultural interests in California and has been a board member of The Chronicle Publishing Company since April 1995. Mr. Parrott is responsible for setting the overall direction, leadership, culture, focus and service standards of Boomtown.

  On October 8, 1995, Boomtown entered into an Employment Agreement (the "Employment Agreement") with Mr. Parrott, pursuant to which Mr. Parrott will be employed for a term of three years at an initial base salary of $375,000. In addition, the Employment Agreement provides that in the event of a change of control of Boomtown, all options granted to Mr. Parrott prior to such change of control shall become fully vested and exercisable. The definition of a change of control under the Employment Agreement includes the approval by the Boomtown stockholders of the Merger. In addition, the Employment Agreement provides that in the event of termination of employment without cause, Mr. Parrott shall receive a severance payment consisting of, among other things, base salary for three years, subject to mitigation in the event Mr. Parrott obtains alternative employment during the applicable severance payment period, as well as accelerated vesting of Mr. Parrott's stock options. The Employment Agreement provides for Mr. Parrott to receive such fringe benefits and perquisites as may be granted or established by Boomtown from time to time, including an automobile allowance.

               ADOPTION OF HOLLYWOOD PARK 1996 STOCK OPTION PLAN
                   (ITEM NO. 3 ON HOLLYWOOD PARK PROXY CARD)

BACKGROUND

  Hollywood Park's 1993 Stock Option Plan (the "1993 Plan") was adopted by the Hollywood Park Board and approved by the Hollywood Park stockholders in July 1993, and originally provided for the issuance of up to 625,000 shares of Hollywood Park Common Stock upon exercise of options granted thereunder. As of April 22, 1996, all shares authorized for issuance under the 1993 Plan had either been issued or were subject to outstanding options.

PROPOSAL

  At the Hollywood Park Meeting, Hollywood Park stockholders are being requested to approve the adoption of the Hollywood Park, Inc. 1996 Stock Option Plan (the "1996 Plan"), which provides for the issuance of up to 900,000 shares. Except for the provisions governing the number of shares issuable under the 1996 Plan and except for provisions which reflect changes in the tax and securities laws, the provisions of the 1996 Plan are substantially similar to the provisions of the 1993 Plan. The adoption of the 1996 Plan is unrelated to the proposed Merger. The shares which Hollywood Park is permitted to issue under the 1996 Plan would represent 4.92% of the outstanding shares of Hollywood Park Common Stock at September 10, 1996, assuming the exercise of all options and other rights to acquire Hollywood Park Common Stock outstanding at such date.

  Hollywood Park believes that grants of stock options motivate high levels of performance, align the economic interests of Hollywood Park's officers and executives with those of the stockholders, and provide an effective method of recognizing employee contributions to the success of Hollywood Park. Hollywood Park also believes that its ability to grant stock options is critical to its success in attracting and retaining experienced and qualified employees. Hollywood Park has no shares available for issuance under the 1993 Plan which are not subject to currently outstanding options. Thus, since the adoption of the 1996 Plan is required to give the Board of Directors flexibility to grant additional stock options, Hollywood Park believes it is necessary and in the best interests of Hollywood Park and its stockholders to adopt the 1996 Plan as described above.

REQUIRED VOTE; RECOMMENDATION OF THE BOARD OF DIRECTORS

  Approval of the adoption of the 1996 Plan requires the affirmative vote of a majority of the shares represented in person or by proxy and voting at the Hollywood Park Meeting. Abstentions will be treated as votes against the proposal and broker non-votes will not be counted as represented at the meeting for purposes of calculating the votes for and against the proposal.

  HOLLYWOOD PARK'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSAL.

SUMMARY OF THE 1996 PLAN

  The essential features of the 1996 Plan are outlined below. A copy of the 1996 Plan is attached as Appendix D to this Joint Proxy Statement/Prospectus. The following summary does not purport to be fully descriptive and is subject in its entirety to the full text of the 1996 Plan attached as Appendix D.

  (a) Shares subject to the 1996 Plan. Up to an aggregate of 900,000 shares of Hollywood Park Common Stock are authorized for issuance under the 1996 Plan. Shares which are not issued prior to expiration or termination of an option may thereafter be available for future options under the 1996 Plan and will not be deemed to increase the aggregate number of shares available under the 1996 Plan. The aggregate number of shares available under the 1996 Plan and the number of shares subject to outstanding options will be increased to reflect any changes in the outstanding common stock of Hollywood Park by reason of any recapitalization, reclassification, stock dividend, stock split, reverse stock split, merger, combination or other similar transaction.

  (b) Type of Options. Two types of options may be granted under the 1996
Plan: options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options not so qualified for favorable federal income tax treatment. Stock appreciation rights entitling the holder to exercise an option by taking any appreciation over the option exercise price in stock or, with the consent of the Committee (as defined in (c), below), in cash, may be granted to in conjunction with options.

  (c) Administration. The 1996 Plan is administered by the Compensation Committee of the Board of Directors of Hollywood Park or another committee so designated by the Board (the "Committee"). The members of the Committee will be (i) "non-employee directors" within the meaning of, or otherwise satisfy the requirements of, Rule 16b-3 under the Exchange Act, and (ii) "outside directors" within the meaning of Section 162(m) of the Code.

  (d) Amendment and Termination of the 1996 Plan. The Committee may amend or terminate the 1996 Plan from time to time in such respects as the Board may deem advisable; provided that, to the extent necessary and desirable to comply with Section 422 or Section 162(m) of the Code or any other successor or applicable law or regulation, Hollywood Park shall obtain stockholder approval of any 1996 Plan amendment in such a manner and to such a degree as is required by the applicable law, rule or regulation. Any amendment or termination of the 1996 Plan shall not affect options or stock appreciation rights already granted and such options and stock appreciation rights shall remain in full force and effect as if the 1996 Plan had not been amended or terminated, unless mutually agreed otherwise between the optionee and the Committee, which agreement must be in writing and signed by the optionee and the Committee. The Code and the rules and regulations thereunder governing incentive stock option plans currently require stockholder approval for any increase in the number of shares issuable under a plan and for changes in the eligibility standards under a plan.

  (e) Eligibility and Participation. All key employees, directors, consultants and advisors of Hollywood Park or of any subsidiary corporation shall be eligible for selection to participate in the 1996 Plan, except that only regular employees of Hollywood Park or a subsidiary shall be eligible to receive incentive stock options under the 1996 Plan. An individual who has been granted an option may, if such individual is otherwise eligible, be granted an additional option or options if the Committee shall so determine, subject to the other provisions of the 1996 Plan. No participant may receive option grants with respect to more than 90,000 shares of Hollywood Park Common Stock (subject to adjustment in the event of stock splits, stock dividends and other similar transactions) during any fiscal year or portion thereof.

  (f) Duration of Options. Each option shall be of a duration specified in the option agreement by the Committee, but all options shall expire within ten years of the date of grant. Incentive stock options granted to employees owning in excess of ten percent of the voting securities of Hollywood Park shall expire within five years of the date of grant.

  (g) Duration of the 1996 Plan. The 1996 Plan shall remain in effect until terminated by the Committee, until all shares subject to it shall have been purchased pursuant to the exercise of options granted thereunder, or until all options have expired. All options granted under the 1996 Plan shall be granted within ten years from the date of stockholder approval of the 1996 Plan.

  (h) Rights as a Stockholder and Assignability. The recipient of an option will have no rights as a stockholder with respect to shares covered by the recipient's option until the date such recipient becomes the holder of record of such shares. During the life of the option holder, the option (and any accompanying stock appreciation rights) will be exercisable only by the recipient. Options (and any accompanying stock appreciation rights) will be transferrable only by will and the laws of descent and distribution.

  (i) Purchase Price. In the case of incentive stock options, the purchase price payable upon the exercise of an option must be at least equal to the fair market value of the stock on the date the option is granted. The exercise price of a non-qualified stock option need not be equal to the fair market value of the stock at the date of grant, but may be granted with any exercise price as the Committee may determine. Additionally, under the 1996 Plan, grants of incentive stock options to an employee owning over 10% of the voting stock of Hollywood Park must be at an exercise price of not less than 110% of the fair market value on the date of grant. Payment in full for the number of shares purchased upon the exercise of either incentive or non-qualified stock options shall be made in (i) cash, (ii) Hollywood Park Common Stock already owned by and in possession of the option holder, (iii) if authorized by the Committee, or if specified in the option being exercised, by means of a promissory note or (iv) any combination thereof, at the same time the option is exercised.

  (j) Basic Terms of Options. Each option shall be evidenced by a stock option agreement containing terms and conditions not inconsistent with the provisions of the 1996 Plan. Options may be exercisable in one or more installments and to the extent that an installment is not exercised when it becomes exercisable, it shall continue to be exercisable until the option shall terminate or expire notwithstanding any other provisions of the 1996 Plan or agreement thereunder.

  (k) Limitations on Value of Incentive Option Grants. The 1996 Plan limits the aggregate market value of stock (valued at the date of option grant) subject to incentive stock options for any employee in any calendar year to not more than $100,000.

  (l) Stock Appreciation Rights. Any stock option may be coupled with a stock appreciation right at the time of the grant of the option, or a stock appreciation right may be granted to any person at any time after granting an option to such person prior to the end of the term of such associated option. A stock appreciation right shall entitle the option holder to surrender to Hollywood Park unexercised the option to which it is related (or any portion thereof) and to receive from Hollywood Park in exchange therefor (a) that number of shares having an aggregate value equal to the excess of the fair market value of the shares subject to the option (or the portion thereof which is so surrendered) over the exercise price thereof or (b) subject to approval by the Committee, cash equal to the aggregate fair market value of that part or all of the shares Hollywood Park would otherwise be obligated to deliver. A stock appreciation right shall be exercisable only for such period as the Committee may determine (which period may expire prior to the expiration date of the option).

  (m) Termination of Employment; Death. No incentive stock option will be exercisable more than three months after termination of the employment of the option holder except that, if such termination is due to death or disability of the employee, then no more than one year after such employee's death or disability. Unless otherwise specified in the individual option agreement, non-qualified options shall expire thirty days after termination of the employment or other relationship of the option holder with Hollywood Park except that, if such termination is due to death or disability, the non-qualified stock options shall expire no more than six months after such option holder's death or disability.

FEDERAL INCOME TAX CONSIDERATIONS

  Under federal income tax law, the grant of a non-qualified stock option has no tax effect on Hollywood Park or the optionee to whom it is granted. If the shares received on exercise of a non-qualified option are not subject to restrictions on transfer and risk of forfeiture, the exercise will result in ordinary income to the optionee equal to the excess of the fair market value of the shares at the time of exercise over the option price. The optionee's tax basis in the shares received will be equal to the aggregate exercise price paid by the optionee plus the amount of taxable income recognized. Upon any subsequent disposition of the shares, any further gain or loss will normally be capital gain or loss, and will be long-term if held more than one year after exercise. Subject to the limitations of Section 162(m) of the Code, discussed below, Hollywood Park will generally be allowed, at the time of recognition of ordinary income by the optionee upon exercise, to take a deduction for federal income tax purposes in an amount equal to such recognized income, provided that Hollywood Park has complied with any obligation it may have to withhold taxes with respect to such non-qualified stock option.

  If the shares received on exercise of a non-qualified option are subject to certain restrictions on transfer and risks of forfeiture, the exercise of the option will only result in a taxable transaction to the employee and a deduction to Hollywood Park if the optionee elects to be taxed at that time, and the tax consequences will be as described in the preceding paragraph. If an effective election is not made, income will be recognized when restrictions on transfer or risks of forfeiture lapse, at which time the optionee will recognize ordinary income equal to the excess of the fair market value of the shares purchased over the option price at that time and, subject to Section 162(m) of the Code, Hollywood Park will generally be allowed an equal deduction. The optionee's tax basis in the shares received will be equal to the aggregate option price plus the amount of taxable income recognized. Taxation or any subsequent disposition of shares will normally generate capital gain or loss as described above.

  No tax will occur by reason of the grant of a stock appreciation right. However, any cash and the fair market value of any shares received constitute taxable income to the recipient upon the date of exercise except to the extent the shares received are restricted as to transfer and subject to certain risks of forfeiture and no effective election is made to be taxed at that time. If such transfer restrictions and forfeiture risks exist and no effective election is made, the recipient will recognize ordinary income equal to the fair market value of the shares when the transfer restrictions or forfeiture risks lapse. Subject to Section 162(m) of the Code, Hollywood Park will generally be allowed an equal deduction at the time the recipient recognizes income. Any subsequent disposition of the shares received will generate capital gain or loss if the sale price is different from the amount of taxable income recognized with respect to such shares as described above.

  Except as noted below with respect to the alternative minimum tax, there will also be no federal income tax consequences to Hollywood Park or the optionee as a result of the grant or exercise of an incentive stock option. If the optionee holds shares for at least two years from the date of the grant and at least one year from the date of exercise, a subsequent sale of the shares at a price different from the option price will generate taxable long-term capital gain or loss. If the holding periods described above are met, no deduction will be allowed to Hollywood Park for federal income tax purposes at any time. If, however, the optionee disposes of the shares prior to satisfying both the holding periods described above (a "Disqualifying Disposition"), (i) the optionee will realize ordinary income in the year of such disposition in an amount equal to the difference between the option price and the lesser of
(a) the fair market value of such shares on the date of exercise or (b) the sales price; (ii) subject to Section 162(m) of the Code, Hollywood Park will generally be entitled to a deduction for such year in the amount of the ordinary income so realized; and (iii) the optionee will realize capital gain or loss in an amount equal to the difference between (a) the amount realized by the optionee upon such sale of the shares and (b) the option price paid by the optionee increased by the amount or ordinary income, if any, realized by the optionee upon such disposition.

  The alternative minimum tax may apply to optionees because the excess of the fair market value of shares received over the exercise price of an incentive stock option on the exercise date constitutes an item of preference in the year of exercise unless there is a Disqualifying Disposition in that year. The alternative minimum tax may produce a higher tax than the regular income tax applicable to the optionee.

  While there are possible tax advantages to the employees who receive incentive stock options rather than non-qualified stock options, there are tax disadvantages to Hollywood Park. As discussed above, Hollywood Park normally is entitled, subject to Section 162(m) of the Code, to take a deduction for tax purposes in an amount equal to the ordinary income recognized by the optionee at the time of exercise of a non-qualified stock option; but in the case of an incentive stock option where there is no Disqualifying Disposition, Hollywood Park normally will not be entitled to any deduction.

  Section 162(m) of the Code, which was added to the Code in 1993, provides that any publicly held corporation will be denied a deduction for compensation paid to a "covered employee" to the extent that the compensation exceeds $1,000,000. However, the deduction limit does not apply to "performance-based compensation", as defined in Section 162(m). Performance-based compensation is compensation where (i) the compensation is payable on account of the attainment of one or more performance goals; (ii) the performance goals are established by a compensation committee of the board of directors consisting of "outside directors"; (iii) the material terms of the compensation and the performance goals are disclosed to and approved by the stockholders in a separate vote; and (iv) the compensation committee certifies that the performance goals have been satisfied. If approved by the stockholders, Hollywood Park believes that the stock options and stock appreciation rights granted under this plan (unless granted for purchase prices below the fair market value of the stock subject to the option or right) will satisfy the requirements to be treated as performance-based compensation.

                        ADDITIONAL INFORMATION PROVIDED
              IN CONNECTION WITH HOLLYWOOD PARK'S ANNUAL MEETING

BOARD COMMITTEES

  The following information is being provided to Hollywood Park stockholders in connection with the Hollywood Park Meeting and pursuant to the applicable rules promulgated under the Securities Exchange Act of 1934.

  Hollywood Park has a standing Executive Committee which is chaired by Mr. Ornest and currently consists of Messrs. Hubbard, Koch, Ornest and Reitnouer. The Executive Committee has and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of Hollywood Park to the fullest extent authorized by Delaware law. The Executive Committee had four formal meetings in 1995 and acted by unanimous written consent on three occasions. The Executive Committee acts as Hollywood Park's nominating committee and generally does not consider nominees recommended by Hollywood Park's stockholders. The Executive Committee will be reconstituted after the Merger.

  Hollywood Park has a standing Audit Committee which is chaired by Mr. Newman and currently consists of Messrs. Newman, Reitnouer, Sarkowsky and Johnson. The functions of the Audit Committee are to review the audits of Hollywood Park's books performed by outside independent auditors, to consider matters of accounting policy and to investigate and recommend to the Board independent auditors for the following year. The Audit Committee met once in 1995.

  Hollywood Park has a standing Compensation Committee, which currently consists of Messrs. Johnson, Manfuso and Sarkowsky. Mr. Johnson chairs the Compensation Committee. The functions of the Compensation Committee are to make recommendations to the Board of Directors regarding the annual salaries and other compensation of the officers of Hollywood Park, to provide assistance and recommendations with respect to the compensation policies and practices of Hollywood Park and to assist with the administration of Hollywood Park's compensation plans. The Compensation Committee had two formal meetings in 1995 and acted by unanimous written consent on two occasions.

  During the year ended December 31, 1995, each incumbent director of Hollywood Park attended at least 75% of the aggregate of (i) the four meetings of the Board of Directors and (ii) the total number of meetings of the committees on which he served (during the periods that he served).

  During the year ended December 31, 1995, each director of Hollywood Park received a fee at the rate of $18,000 per year. In addition, each member of the Executive Committee receives $1,000 for each meeting of that Committee, while other committee members receive $500 per meeting. Directors of Hollywood Park may elect to defer all or a portion of their fees pursuant to the Directors Deferred Compensation Plan. Any such deferred compensation is credited to a deferred compensation account, either in cash, shares of Hollywood Park Common Stock, or a combination of both. Any deferred accounts that are credited in shares of Hollywood Park Common Stock are also credited in shares of Hollywood Park Common Stock for any dividends with respect to the Hollywood Park Common Stock that are declared by the Board. All of Hollywood Park's directors have elected to defer their fees and to have their deferred compensation accounts credited with shares of Hollywood Park Common Stock.

  In addition, directors and their guests are entitled, without charge, to use the Directors' Room at Hollywood Park, which is open on weekends and holidays during the racing season.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee of Hollywood Park's Board of Directors for the 1995 fiscal year were Messrs. Johnson, Manfuso, Sarkowsky and Williamson. Mr. Williamson served as Secretary of Hollywood Park, but did not receive compensation for his services as an officer of Hollywood Park. None of such persons were officers or employees or former officers or employees of Hollywood Park or any of its subsidiaries, or had any relationships which would require disclosure by Hollywood Park pursuant to
Item 404 of Regulation S-K ("Certain Relationships and Related Transactions").

EXECUTIVE OFFICERS

  Each of the executive officers of Hollywood Park holds office at the pleasure of the Board of Directors. The current executive officers of Hollywood Park are as follows:

             NAME                                  POSITION
             ----                                  --------
 R.D. Hubbard................  Chairman of the Board and Chief Executive
                                Officer
 Harry Ornest................  Vice Chairman of the Board
 Donald M. Robbins...........  President of Hollywood Park, Inc., President of
                                Racing and Assistant Secretary
 G. Michael Finnigan.........  President, Sports and Entertainment, Executive
                                Vice President, Treasurer and Chief Financial
                                Officer
 Mark A. Sterbens, Sr........  President and Chief Operating Officer of Gaming

  Background information is provided above for all executive officers other than Messrs. Robbins, Finnigan and Sterbens. See "Election of Hollywood Park Directors."

  Mr. Robbins, 48, has been President of Racing since February 1994; President and Assistant Secretary of Hollywood Park since September 1991; General Manager of Hollywood Park Operating Company ("Operating Company"; collectively, Hollywood Park and Operating Company are referred to herein as the "Companies") from 1986 to February 1994, Executive Vice President of Operating Company since 1988, and President and Secretary of Operating Company since July 1991.

  Mr. Finnigan, 48, has been President, Sports and Entertainment, since January 1996; President, Gaming and Entertainment, from February 1994 to January 1996; Executive Vice President and Chief Financial Officer of each of the Companies since March 1989; and Treasurer of each of the Companies since March 1992. Mr. Finnigan also serves as Secretary and Treasurer of Sunflower Racing, Inc., a wholly-owned subsidiary of Hollywood Park, which filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on May 17, 1996.

  Mr. Sterbens, 43, has been President and Chief Operating Officer of Gaming since January 1996; President and Chief Operating Officer, Par-A-Dice Riverboat Casino, from March 1993 to December 1995; General Manager, Vice President of Operations, Silver Eagle Casino Riverboat Casino, from September 1992 to March 1993; Chief Operating Officer, Alladin Casino, May 1992 to September 1992; and President, Chief Operating Officer and Corporate Officer, Riviera Hotel & Casino, from 1979 to May 1992.

EXECUTIVE COMPENSATION

  The following tables summarize the annual and long-term compensation of and stock options held by Hollywood Park's Chief Executive Officer and the two additional most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 in total during the fiscal year ended December 31, 1995.

 Summary Compensation Table

                              ANNUAL COMPENSATION
                              -------------------------
         (a)             (b)     (c)             (d)          (e)          (f)           (g)
                                                                        SECURITIES
      NAME AND                                               OTHER      UNDERLYING
      PRINCIPAL                                             ANNUAL       OPTIONS/     ALL OTHER
      POSITION           YEAR SALARY($)       BONUS($)  COMPENSATION($)  SARS(#)   COMPENSATION($)
      ---------          ---- ------------    --------- --------------- ---------- ---------------
R.D. Hubbard............ 1995 $    400,000      $     0       $ 0              0      $      0
 Chairman of the Board   1994      400,000            0         0              0             0
 and Chief Executive     1993      400,000(1)         0         0              0             0
 Officer
G. Michael Finnigan..... 1995 $    262,608      $     0       $ 0              0      $      0
 President, Sports and   1994      262,608            0         0         20,000         1,308(1)
 Entertainment,          1993      262,608            0         0         30,000         1,308(1)
 Executive Vice
 President, Treasurer
 and Chief Financial
 Officer
Donald M. Robbins....... 1995 $    255,501      $     0       $ 0              0      $      0
 President of Hollywood  1994      255,501            0         0         20,000       246,313(2)
 Park, Inc., President,  1993      255,501            0         0         30,000       246,313(2)
 Racing, and Assistant
 Secretary

- --------
(1) Reflects matching contributions under the Hollywood Park 401(k) Plan.
(2) In April 1992, Hollywood Park and Mr. Robbins entered into an agreement terminating his employment agreement with Hollywood Park and providing for the payment to Mr. Robbins of the change of control benefit under that contract in three equal annual installments of $245,833 in April, 1992, 1993 and 1994. Mr. Robbins is currently employed by Hollywood Park without an employment contract.

 Option Grants Since January 1, 1995

  There were no options granted to any of Messrs. Hubbard, Robbins or Finnigan in 1995. However, as noted below, certain options held by Messrs. Finnigan and Robbins have been repriced. In addition, in April 1996, options aggregating 80,000, 40,000 and 40,000 shares, respectively, were granted to Messrs. Hubbard, Robbins and Finnigan, at an exercise price of $10.00 per share.

 Report on Repricing of Options/SARs

  Options and SARs held by Named Officers were repriced in 1995(1) as set forth below:

                                  NUMBER OF
                                  SECURITIES  MARKET PRICE
                                  UNDERLYING  OF STOCK AT  EXERCISE PRICE
                                 OPTIONS/SARS   TIME OF      AT TIME OF     NEW     LENGTH OF ORIGINAL
                                 REPRICED OR  REPRICING OR  REPRICING OR  EXERCISE  TERM REMAINING AT
                                   AMENDED     AMENDMENT     AMENDMENT     PRICE   DATE OF REPRICING OR
          NAME            DATE        #           ($)           ($)         ($)         AMENDMENT
          ----           ------- ------------ ------------ -------------- -------- --------------------
G. Michael Finnigan..... 5/19/95    30,000       13.00         25.50       13.00    8 years, 1 month
                         5/19/95    20,000       13.00         22.00       13.00    8 years, 9 months
Donald M. Robbins....... 5/19/95    30,000       13.00         25.50       13.00    8 years, 1 month
                         5/19/95    20,000       13.00         22.00       13.00    8 years, 9 months

- --------
(1) In connection with the negotiations relating to the Merger Agreement, the Boomtown Board advised Hollywood Park that it intended to reprice all Boomtown Options to a price equal to the market price of the Boomtown Common Stock on the date prior to the approval of the Merger by the Board (or, if greater, the market price of the Hollywood Park Common Stock on such date multiplied by the Exchange Ratio). In order to ensure that executives of the combined company will be comparably treated and are provided with sufficient incentives, in April 1996 Hollywood Park again repriced the options shown herein at $10.00 per share.

 Pension Plan

                                              YEARS OF QUALIFIED SERVICE
   FINAL AVERAGE                       ----------------------------------------
   ANNUAL SALARY                         10      15      20      25       30
   -------------                       ------- ------- ------- ------- --------
$100,000.............................. $24,815 $37,223 $49,630 $62,038 $ 67,038
$100,000 to $500,000(1)...............  38,065  57,098  76,130  95,163  102,663

- --------
(1) Under current provisions of the Internal Revenue Code, the maximum average salary that may be used in calculating retirement benefits in 1995 is $150,000. Benefits accrued on April 1, 1994 (based on prior compensation limits) are grandfathered.

  Hollywood Park's Pension Plan (the "Pension Plan") is a non-contributory, defined benefit plan which applies to eligible employees who are not covered by a collective bargaining agreement and who meet the Pension Plan's service requirements, including directors who are employees. In general, pension benefits are based on years of service and eligible earnings. R.D. Hubbard, Donald M. Robbins and G. Michael Finnigan are the only officers or directors of Hollywood Park who are currently participating in the Pension Plan and currently have approximately one year, nine years and six years of qualified service, respectively. Only amounts earned by Messrs. Hubbard, Robbins and Finnigan as "salary" as shown in the above Executive Compensation Table are considered in determining their benefit levels.

  The amounts shown in the Pension Plan table above are estimated annual retirement benefits under the Pension Plan (assuming payments are made on the normal life annuity basis and not under the provisions on survivor benefits) upon normal retirement at age 65 in 1995, after various years of qualified service and at selected average annual compensation levels. Benefits do not become vested until an employee has completed five years and are not subject to deduction for Social Security or other offset amounts.

  The amounts required to fund the Pension Plan are determined actuarially and are paid by Hollywood Park to a life insurance company under an unallocated group annuity contract. In 1995, Hollywood Park did not make any contributions to the Pension Plan on behalf of Messrs. Hubbard, Robbins and Finnigan.

  In December 1995, the Compensation Committee of the Hollywood Park Board approved a non-qualified Supplementary Employment Retirement Plan ("SERP"), which became effective April 1, 1996 (and therefore no actuarial data is yet available). The SERP is an unfunded plan, implemented primarily for the purpose of restoring the retirement benefits for highly compensated employees, which were eliminated in 1994 by the Internal Revenue Service when the maximum annual earnings allowed for qualified pension plans was reduced to $150,000 from $235,840. Currently, Messrs. Hubbard, Robbins and Finnigan are eligible to participate in the SERP.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors, which is composed entirely of independent outside directors, is responsible for making recommendations to the Board regarding the annual salaries and other compensation of the officers of Hollywood Park, providing assistance and recommendations with respect to the compensation policies and practices of Hollywood Park and assisting with the administration of Hollywood Park's compensation plans.

  In order to attract and retain well-qualified executives, which the Compensation Committee believes is crucial to Hollywood Park's success, the Compensation Committee's general approach to compensating executives is to pay cash salaries which are commensurate with the executives' experience and expertise and, where relevant, are competitive with the salaries paid to executives in Hollywood Park's main industries and primary geographic locations, which are currently thoroughbred horse racing tracks and card clubs in Southern California and horse and dog racing tracks in Kansas and Arizona and other jurisdictions. In addition, to align its executives' compensation with Hollywood Park's business strategies, values and management initiatives, both short and long term, the Committee may, with the Board's approval, authorize the payment of discretionary bonuses based upon an assessment of each executive's contributions to Hollywood Park. In general, the Compensation Committee believes that these discretionary bonuses should be related to Hollywood Park's and the executive's performance, although specific performance criteria have not been established.

  The Compensation Committee also believes that stock ownership by key executives provides a valuable incentive for such executives and helps align executives' and stockholders' interests. To facilitate these objectives, Hollywood Park adopted the 1993 Stock Option Plan, pursuant to which Hollywood Park may grant stock options to executives (as well as other employees and directors) to purchase up to 625,000 shares of Hollywood Park Common Stock. The Compensation Committee believes that the key officers of Hollywood Park have provided excellent services and been diligent in their commitment to Hollywood Park. Although Hollywood Park's stock price in the marketplace did not reflect the quality of their efforts, the Committee believes that stock ownership by such officers provides an important incentive for their continued efforts and diligence. In order to ensure that the options fulfilled their purpose of helping Hollywood Park attract and retain key employees, in 1995, the Compensation Committee determined to lower the exercise price for all of Hollywood Park's outstanding stock options to $13.00, Hollywood Park's closing stock price on the date on which the action was taken. Accordingly, the stock options of Messrs. Robbins and Finnigan were so amended. Although under the 1993 Stock Option Plan the Committee could have granted additional options to Hollywood Park's key executives in lieu of repricing the existing options, the Committee believes that Hollywood Park is better served by a repricing of existing options, which preserves options for additional grants under the 1993 Stock Option Plan. For these same reasons, and in order to ensure that executives of the combined company will be treated similarly, these options were again repriced to $10.00 per share on April 22, 1996. In addition, in April, 1996, options aggregating 80,000, 40,000 and 40,000 shares, respectively, were granted to Messrs. Hubbard, Robbins and Finnigan at an exercise price of $10.00 per share.

  In 1995, Mr. Hubbard was paid a salary of $400,000. This payment was fixed in 1992 based upon an analysis of (i) the annual compensation received by the Chief Executive Officer of Santa Anita Race Track, (ii) the annual base salaries currently being paid to Messrs. Robbins and Finnigan, (iii) the prominence of Mr. Hubbard in the business community in general and the horse racing community in particular, (iv) the level and value of the contribution that the Compensation Committee believes Mr. Hubbard has made, and can make in the future, to Hollywood Park and (v) the fact that Mr. Hubbard was willing to accept this amount even though the Committee believes that he could command a much higher compensation level based upon his business experience and expertise. The Compensation Committee continued this salary level even though it believes that

Mr. Hubbard would be entitled to significantly higher levels of base compensation based upon not only the above-mentioned factors, but also Hollywood Park's expansion into the card club and gaming business, where executive salaries tend to be substantially higher than those in the thoroughbred horse racing business. While Mr. Hubbard's base salary is not dependent upon Hollywood Park's performance, it is anticipated that any bonuses he may receive, based upon the recommendation of the Compensation Committee and the approval of the Board of Directors, would be, at least in part, so dependent.

May 22, 1996                              COMPENSATION COMMITTEE

                                          J.R. Johnson (Chairman)
                                          Robert T. Manfuso
                                          Herman Sarkowsky
                                          Warren B. Williamson

PERFORMANCE GRAPH

   COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN(1) AMONG HOLLYWOOD PARK,
    BOOMTOWN, MEDIA GENERAL STANDARD INDUSTRIAL CODE 7999 INDEX--AMUSEMENT,
               RECREATION SERVICES & THE NASDAQ MARKET INDEX(2)

                        PERFORMANCE GRAPH APPEARS HERE

Measurement Period           HOLLYWOOD      BOOMTOWN,     INDUSTRY      BROAD
(Fiscal Year Covered)        PARK, INC.      INC.(3)       INDEX       MARKET
- ---------------------        ----------     ---------     --------     -------
Measurement Pt-  1990         $100                        $100         $100
FYE   1991                    $ 74.85                     $157.19      $128.38
FYE   1992                    $ 57.9         $100         $185.35      $129.64
FYE   1993                    $184.78        $213.95      $300.49      $155.5
FYE   1994                    $ 67.75        $155.81      $238.4       $163.26
FYE   1995                    $ 61.98        $ 87.21      $343.82      $211.77

- --------
(1) Assumes $100 invested on December 31, 1990 in Hollywood Park Common Stock, Media General Standard Industrial Code 7999 Index--Amusement and Recreation Services & The Nasdaq Market Index and $100 invested in Boomtown Common Stock on October 23, 1992.
(2) Total return assumes reinvestment of dividends.
(3) Boomtown, Inc. began public trading on October 23, 1992 and has a year end of September 30.

  The above graph shows historical stock price performance (including reinvestment of dividends) and is not necessarily indicative of future performance.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Hollywood Park entered into an aircraft time sharing agreement with R.D. Hubbard Enterprises, Inc. ("Hubbard Enterprises"), which is wholly owned by Mr. Hubbard. The original agreement covered the period November 1, 1993 through December 31, 1994. Thereafter, the agreement automatically renews for additional terms of one month each, unless written notice of termination is given by one party to the other at least two weeks before a renewal term. Hollywood Park agreed to reimburse Hubbard Enterprises for expenses incurred as a result of Hollywood Park's use of the aircraft, which totalled approximately $126,000 in 1995.

  On March 23, 1994, in connection with Hollywood Park's acquisition of Sunflower (in which Mr. Hubbard owned a 60% interest), Hollywood Park agreed that under certain circumstances the former Sunflower shareholders would be entitled to receive additional shares of Hollywood Park Common Stock. As of March 23, 1995, the former Sunflower shareholders transferred their right to such additional consideration to Hollywood Park for nominal consideration and have no further entitlement thereto.

SECURITY OWNERSHIP OF CERTAIN HOLLYWOOD PARK BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the name, address (address is provided for persons listed as beneficial owners of 5% or more of the Hollywood Park Common Stock or Depositary Shares) and number of shares and percent of the Hollywood Park Common Stock or Depositary Shares, respectively, beneficially owned as of September 10, 1996, by each person known to the Board of Directors to be the beneficial owner of 5% or more of the outstanding shares of Hollywood Park Common Stock or Depositary Shares, each Director, each named Executive Officer and Directors and Executive Officers as a group.

                                 HOLLYWOOD PARK COMMON STOCK            DEPOSITARY SHARES
                         -------------------------------------------- ------------------------
                         AMOUNT AND     AMOUNT AND
                         NATURE OF      NATURE OF                     AMOUNT AND
                         BENEFICIAL     BENEFICIAL       PERCENT OF   NATURE OF    PERCENT OF
        NAME OF          OWNERSHIP      OWNERSHIP          SHARES     BENEFICIAL     SHARES
   BENEFICIAL OWNER      (PRIMARY)  (FULLY DILUTED)(a) OUTSTANDING(a) OWNERSHIP    OUTSTANDING
   ----------------      ---------- ------------------ -------------- ----------   -----------
R. D. Hubbard..........  2,119,840      2,619,820(c)        13.9%      600,000(d)     21.8%
  Hollywood Park, Inc.
  1050 South Prairie
   Avenue
  Inglewood, California
   90301
State of Wisconsin
 Investment Board......  1,752,000      1,752,000(e)         9.6%          --          --
  P.O. Box 7842
  Madison, Wisconsin
   53707
Legg Mason, Inc........  1,706,250      1,706,250(f)         9.3%          --          --
  111 South Calvert
   Street
  Baltimore, Maryland
   21202
Harry Ornest...........  1,206,300      1,256,298(g)         6.8%       60,000         2.2%
  Hollywood Park, Inc.
  1050 South Prairie
   Avenue
  Inglewood, California
   90301
John J. Brunetti.......    852,980        852,980(h)         4.7%          --          --
J.R. Johnson...........    189,583        368,743(i)         2.0%      215,000         7.8%
Warren B. Williamson...    125,000        147,916(j)           *        27,500         1.0%
Lynn P. Reitnouer......     35,000         35,000              *           --          --
John V. Newman.........     30,670         30,670(k)           *           --          --
Robert T. Manfuso......     20,000         28,333(l)           *        10,000           *
Herman Sarkowsky.......     10,938         10,938              *           --          --
Howard W. Koch.........      1,458          1,458              *           --          --
G. Michael Finnigan....     25,415         78,749(m)           *           --          --
Donald M. Robbins......     12,339         65,673(n)           *           --          --
Directors and Executive
 Officers as a group
 (13 persons)..........  4,629,523      5,496,578(o)        28.7%      912,500        32.8%

- --------
 * Less than one percent (1%) of the outstanding common or depositary shares.
(a) Assumes exercise of stock options or conversion of the Depositary Shares beneficially owned by the named individual or entity into shares of Hollywood Park Common Stock.
(b) Each depositary share may be converted into 0.8333 shares of Hollywood Park Common Stock, subject to adjustment in certain circumstances.
(c) Includes 499,980 shares of Hollywood Park Common Stock issuable upon conversion of 600,000 Depositary Shares, including 300,000 Depositary Shares owned by the R.D. and Joan Dale Hubbard Foundation.
(d) Includes 300,000 Depositary Shares owned by the R.D. and Joan Dale Hubbard Foundation.
(e) Based upon information provided by the stockholder in a Schedule 13G filed with the Securities and Exchange Commission in February 1996.

(f) Based upon information provided by the stockholder in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 1995.
(g) Includes 49,998 shares of Hollywood Park Common Stock issuable upon conversion of 60,000 Depositary Shares. Also includes 70,000 shares of Hollywood Park Common Stock held by The Ornest Family Foundation, for which Mr. Ornest acts as a trustee (Mr. Ornest disclaims any pecuniary interest in these shares). In addition, as Trustee of the Harry and Ruth Ornest Trust, Mr. Ornest and his wife, Ruth Ornest, share the power to vote 60% of the interest in the Ornest Family Partnership (the "Partnership"), which in turn has the power to dispose of the 1,136,300 shares of Hollywood Park Common Stock held in the name of the Partnership.
(h) All of the shares are owned by Elberon Investment Corp., of which Mr. Brunetti owns all of the outstanding capital stock.
(i) Includes 179,160 shares of Hollywood Park Common Stock issuable upon conversion of 215,000 Depositary Shares.
(j) Includes 22,916 shares of Hollywood Park Common Stock issuable upon conversion of 27,500 Depositary Shares.
(k) All of the shares are owned by the Newman Family Trust, for which Mr. Newman and his wife serve as trustees.
(l) Includes 8,333 shares of Hollywood Park Common Stock issuable upon conversion of 10,000 Depositary Shares.
(m) Includes 53,334 shares of Hollywood Park Common Stock which Mr. Finnigan has the right to acquire pursuant to options granted under Hollywood Park's 1993 Stock Option Plan which are exercisable within sixty days of September 10, 1996.
(n) Includes 53,334 shares of Hollywood Park Common Stock which Mr. Robbins has the right to acquire pursuant to options granted under Hollywood Park's 1993 Stock Option Plan which are exercisable within sixty days of September 10, 1996.
(o) Includes 867,054 shares of Hollywood Park Common Stock of which the Directors and Executive Officers may be deemed to have beneficial ownership following (i) conversion of 912,500 Depositary Shares and (ii) the exercise of options to purchase 106,668 shares of Hollywood Park Common Stock which are exercisable within sixty days of September 10, 1996. Excluding such shares, the Directors and Executive Officers of Hollywood Park have beneficial ownership of 4,629,523 shares of Hollywood Park Common Stock, which represents 25.3% of the shares of Hollywood Park Common Stock outstanding as of September 10, 1996.

  Based solely upon a review of reports received by Hollywood Park during or with respect to the year ended December 31, 1995 pursuant to Rule 16a-3(e) of the Exchange Act, Mr. Ornest did not timely file one report covering one purchase of shares of Hollywood Park Common Stock; and Mr. Brunetti did not timely file six reports, each covering one purchase of shares of Hollywood Park Common Stock.

                             STOCKHOLDER PROPOSALS

  Under Hollywood Park's By-Laws, stockholders may not present proposals for action or nominate directors any Hollywood Park annual meeting unless written notice thereof containing the information required by such By-Laws is delivered to the Secretary of Hollywood Park at least 90 days prior to the meeting or, if later, the seventh day following the first public announcement of the date of the meeting.

  Stockholders who wish to present proposals for action, or to nominate directors, at the next annual meeting of stockholders of Hollywood Park (that is, the next annual meeting following the Hollywood Park Meeting described herein) must give written notice thereof to the Secretary of Hollywood Park at the address set forth on the cover page of this Proxy Statement not less than ninety days in advance of such meeting or, if later, the seventh day following the first public announcement of such meeting. Such written notice must contain the information required by Section 2.13 of Article II of Hollywood Park's By-Laws.

  In order to be eligible for inclusion in Hollywood Park's proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by the Secretary of Hollywood Park no later than May 27, 1997 if the next annual meeting were held in October 1997. However, Hollywood Park may elect to hold its next annual meeting in the spring or summer of 1997, in which event such stockholder proposals would have to be received by Hollywood Park a reasonable time before Hollywood Park's solicitation is made. Further, in order for such stockholder proposals to be eligible to be brought before the stockholders at the next annual meeting, the stockholder submitting such proposals must also comply with the procedures, including the deadlines, required by Section 2.13 of Article II of Hollywood Park's By-Laws, as referenced in the preceding paragraph. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in Hollywood Park's proxy statement.

  Proposals of stockholders of Boomtown to be presented by such stockholders at Boomtown's 1997 Annual Meeting of Stockholders (if the Merger is not consummated) must have been received by the Secretary of Boomtown no later than October 3, 1996 in order to be included in the proxy statement and form of proxy relating to that meeting.

                            ADJOURNMENT OF MEETINGS

ADJOURNMENT OF HOLLYWOOD PARK MEETING

  In the event that there are not sufficient votes to approve the Hollywood Park Share Issuance Proposal at the time of the Hollywood Park Meeting, such proposal could not be approved unless the Hollywood Park Meeting were adjourned in order to permit further solicitation of proxies from holders of Hollywood Park Common Stock. Proxies that are being solicited by the Hollywood Park Board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the Hollywood Park Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Hollywood Park Meeting. A majority of the shares represented and voting at the Hollywood Park Meeting is required to approve any such adjournment, provided that a quorum is present. If a quorum is not present, then either the chairman of the meeting or the stockholders entitled to vote at the meeting may adjourn the meeting.

ADJOURNMENT OF BOOMTOWN MEETING

  In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Boomtown Meeting, such proposal could not be approved unless the Boomtown Meeting were adjourned in order to permit further solicitation of proxies from Boomtown stockholders. Proxies that are being solicited by the Boomtown Board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the Boomtown Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Boomtown Meeting. A majority of the voting power represented and voting at the Boomtown Meeting is required to approve any such adjournment, provided that a quorum is present. If a quorum is not present, then either the chairman of the meeting or the stockholders entitled to vote at the meeting may adjourn the meeting.

                                    EXPERTS

  The consolidated financial statements of Hollywood Park for the year ended December 31, 1995, included in this prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The consolidated financial statements of Hollywood Park Inc. for the year ended December 31, 1993 have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP and Ernst & Young LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firms as experts in accounting and auditing.

  The consolidated financial statements of Boomtown, Inc. at September 30, 1995 and 1994, and for each of the three years in the period ended September 30, 1995, included in the Joint Proxy Statement of Boomtown, Inc. and Hollywood Park, Inc., which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby and the federal income tax consequences in connection with the Merger will be passed upon for Hollywood Park by Irell & Manella LLP. The federal income tax consequences in connection with the Merger will be passed upon for Boomtown by Wilson, Sonsini, Goodrich & Rosati, P.C.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
HOLLYWOOD PARK, INC.
 Report of Independent Public Accountants of Arthur Andersen LLP...........  F-2
 Report of Independent Auditors of KPMG Peat Marwick LLP...................  F-3
 Consolidated Balance Sheets...............................................  F-4
 Consolidated Statements of Operations.....................................  F-5
 Consolidated Statements of Changes in Stockholders' Equity................  F-6
 Consolidated Statements of Cash Flows.....................................  F-7
 Notes to Consolidated Financial Statements................................  F-8
BOOMTOWN, INC.
 Report of Ernst & Young LLP, Independent Auditors......................... F-35
 Consolidated Balance Sheets............................................... F-36
 Consolidated Statements of Operations..................................... F-37
 Consolidated Statements of Stockholders' Equity........................... F-38
 Consolidated Condensed Statements of Cash Flows........................... F-39
 Notes to Consolidated Financial Statements................................ F-40

               HOLLYWOOD PARK CONSOLIDATED FINANCIAL STATEMENTS

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of
Hollywood Park, Inc.:

  We have audited the accompanying consolidated balance sheets of Hollywood Park, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollywood Park, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
February 14, 1996

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hollywood Park, Inc.

  We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows of Hollywood Park, Inc. and Subsidiaries (the Company) for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Turf Paradise, Inc., a company acquired during 1994 in a transaction accounted for as a pooling of interests, as discussed in Note 1, for the year ended June 30, 1993. Such statements reflect total revenue constituting 19.9% of the related consolidated total. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts included for Turf Paradise, Inc., is based solely upon the report of the other auditors.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Hollywood Park, Inc. and Subsidiaries for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
February 11, 1994, except for the portion of note 1 dealing with the acquisition of Turf Paradise, Inc.
 which is as of August 11, 1994.

                              HOLLYWOOD PARK, INC.

                          CONSOLIDATED BALANCE SHEETS

                                               AS
                                         OF DECEMBER 31,
                                        ------------------   JUNE 30,
                                          1995      1994       1996
                                        --------  --------  -----------
                                                            (UNAUDITED)
                                               (IN THOUSANDS)
                ASSETS
Current Assets:
  Cash and cash equivalents............ $ 22,406  $ 37,122   $ 30,830
  Restricted cash......................    3,126       699     10,154
  Short term investments...............    6,447         0      4,053
  Casino lease and related interest
   receivable, net.....................        0    11,745          0
  Other receivables, net of allowance
   for doubtful accounts of $960,000 in
   1996, $1,841,000 in 1995 and
   $159,000 in 1994....................    8,147     8,224      8,906
  Prepaid expenses and other assets....    3,888     3,348      4,201
  Deferred tax assets..................    4,888     4,539      2,204
  Current portion of notes receivable..       34        31         36
                                        --------  --------   --------
    Total current assets...............   48,936    65,708     60,384
Notes receivable.......................      857       891        839
Property, plant and equipment, net.....  174,717   160,264    121,043
Lease with TRAK East, net..............    1,195     1,110          0
Goodwill, net..........................   26,829     5,813     20,640
Long term gaming assets................   19,063         0     13,191
Other assets...........................   11,706    11,396      7,704
                                        --------  --------   --------
                                        $283,303  $245,182   $223,801
                                        ========  ========   ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................... $ 12,518  $  6,833   $ 13,147
  Accrued lawsuit settlement...........    5,232         0      2,750
  Accrued liabilities..................   13,607     8,204      9,646
  Accrued workers' compensation........    2,277     2,117      2,054
  Accrued slip and fall claims.........    1,543     1,273      1,679
  Gaming liabilities...................    3,998         0      2,791
  Amounts due to horsemen for purses,
   stakes and awards...................      709       516     12,030
  Outstanding pari-mutuel tickets......    2,757     1,546      3,004
  Current portion of notes payable.....   32,310     5,299      3,406
                                        --------  --------   --------
    Total current liabilities..........   74,951    25,788     50,507
Notes payable..........................   15,629    42,800        256
Gaming liabilities.....................   16,894         0     11,620
Deferred tax liabilities...............   10,083     9,339      4,770
                                        --------  --------   --------
    Total liabilities..................  117,557    77,927     67,153
Commitments and contingencies..........      --        --         --
Stockholders' Equity:
  Capital stock--
    Preferred--$1.00 par value,
     authorized 250,000 shares; 27,499
     issued and outstanding............       28        28         28
    Common--$.10 par value, authorized
     40,000,000 shares; 18,504,798
     issued and outstanding in 1996 and
     1995 and 18,369,634 in 1994.......    1,850     1,837      1,850
  Capital in excess of par value.......  168,479   166,892    168,479
  Accumulated deficit..................   (4,611)   (1,502)   (13,709)
                                        --------  --------   --------
    Total stockholders' equity.........  165,746   167,255    156,648
                                        --------  --------   --------
                                        $283,303  $245,182   $223,801
                                        ========  ========   ========

          See accompanying notes to consolidated financial statements.

                              HOLLYWOOD PARK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      FOR THE YEARS ENDED       SIX MONTHS
                                         DECEMBER 31,         ENDED JUNE 30,
                                   -------------------------- ----------------
                                     1995      1994    1993    1996     1995
                                   --------  -------- ------- -------  -------
                                                                (UNAUDITED)
                                                              ----------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
  Pari-mutuel commissions......... $ 53,259  $ 51,732 $46,905 $28,707  $27,679
  Lease and management fee--
   Sunflower......................    5,408     7,860       0   1,071    3,145
  Lease--Casino...................   20,624    11,745       0       0   12,670
  Gaming--Casino..................    6,032         0       0  24,803        0
  Admissions, programs, and other
   racing income..................   18,369    19,127  16,945   8,636    9,272
  Concession sales................   19,783    20,540  10,908   7,637   10,805
  Other income....................    7,097     6,320   4,227   3,426    3,713
                                   --------  -------- ------- -------  -------
                                    130,572   117,324  78,985  74,280   67,284
                                   --------  -------- ------- -------  -------
EXPENSES:
  Salaries, wages and employee
   benefits.......................   43,124    37,250  29,433  28,614   20,437
  Operations of facilities........   10,865    10,095   7,628   4,404    5,308
  Cost of concession sales........   25,162    21,852   9,400  10,750   13,466
  Professional services...........    7,860     7,647   4,989   4,568    4,520
  Rent............................    1,306     1,823   1,423     701      678
  Utilities.......................    4,854     4,639   2,820   1,973    2,149
  Marketing.......................    5,546     6,062   3,384   3,684    2,684
  Administrative..................   10,930     7,028   3,721   7,561    4,083
  Depreciation and amortization...   11,384     9,563   6,402   5,400    5,654
  Lawsuit settlement..............    6,088         0       0       0        0
  Casino pre-opening and training
   expenses                               0     2,337     850       0        0
  Turf Paradise acquisition
   costs..........................        0       627       0       0        0
  Write off of investment in
   Sunflower......................        0         0       0  11,412        0
                                   --------  -------- ------- -------  -------
                                    127,119   108,923  70,050  79,067   58,979
                                   --------  -------- ------- -------  -------
Operating income (loss)...........    3,453     8,401   8,935  (4,787)   8,305
  Interest expense................    3,922     3,061   1,517     898    1,928
                                   --------  -------- ------- -------  -------
Income (loss) before income tax
 expense (benefit)................     (469)    5,340   7,418  (5,685)   6,377
  Income tax expense (benefit)....      693     1,568   1,025   2,444    2,114
                                   --------  -------- ------- -------  -------
Net income (loss)................. $ (1,162) $  3,772 $ 6,393 $(8,129) $ 4,263
                                   ========  ======== ======= =======  =======
Dividend requirements on
 convertible preferred stock...... $  1,925  $  1,925 $ 1,718 $   962  $   962
Net income (loss) available to
 (allocated to) common
 shareholders..................... $ (3,087) $  1,847 $ 4,675 $(9,091) $ 3,301
Per common share:
  Net income (loss)--primary...... $  (0.17) $   0.10 $  0.30 $ (0.49) $  0.18
  Net income (loss)--fully
   diluted........................ $  (0.17) $   0.10 $  0.30 $ (0.49) $  0.18
  Cash dividend per common share.. $   0.00  $   0.00 $  0.00 $  0.00  $  0.00
Number of shares--primary.........   18,399    18,224  15,418  18,613   18,370
Number of shares--fully diluted...   20,691    20,516  17,465  20,904   20,661

          See accompanying notes to consolidated financial statements.

                              HOLLYWOOD PARK, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993 AND
                       THE SIX MONTHS ENDED JUNE 30, 1996

                                           CAPITAL IN                 TOTAL
                          PREFERRED COMMON EXCESS OF  ACCUMULATED STOCKHOLDERS'
                            STOCK   STOCK  PAR VALUE    DEFICIT      EQUITY
                          --------- ------ ---------- ----------- -------------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE, DECEMBER 31,
 1992....................    $ 0    $1,080  $ 17,103   $ (7,996)    $ 10,187
 Net income..............      0         0         0      6,393        6,393
 Issuance of preferred
  stock..................     28         0    25,749          0       25,777
 Issuance of common
  stock..................      0       460   112,852          0      113,312
 Stock split.............      0       232      (232)         0            0
 Net changes related to
  Turf Paradise equity...      0         0       253       (246)           7
 Preferred stock
  dividends--$53.69 per
  share..................      0         0         0     (1,476)      (1,476)
                             ---    ------  --------   --------     --------
BALANCE, DECEMBER 31,
 1993....................     28     1,772   155,725     (3,325)     154,200
 Net income..............      0         0         0      3,772        3,772
 Net income--Turf
  Paradise six months
  ended December 31,
  1993...................      0         0         0        198          198
 Issuance of common stock
  to acquire--Sunflower
  Racing, Inc. ..........      0        59    11,099          0       11,158
 Issuance of contingent
  shares related to
  Sunflower Racing, Inc.
  acquisition............      0         6        (6)         0            0
 Net changes related to
  Turf Paradise equity...      0         0        74       (222)        (148)
 Preferred stock
  dividends--$70.00 per
  share..................      0         0         0     (1,925)      (1,925)
                             ---    ------  --------   --------     --------
BALANCE, DECEMBER 31,
 1994....................     28     1,837   166,892     (1,502)     167,255
 Net loss................      0         0         0     (1,162)      (1,162)
 Issuance of common stock
  to acquire--
  Pacific Casino
  Management, Inc. ......      0        13     1,587          0        1,600
 Investment in bonds--
  unrealized holding
  loss...................      0         0         0        (22)         (22)
 Preferred stock
  dividends--$70.00 per
  share..................      0         0         0     (1,925)      (1,925)
                             ---    ------  --------   --------     --------
BALANCE, DECEMBER 31,
 1995....................     28     1,850   168,479     (4,611)     165,746
 Net loss................      0         0         0     (8,129)      (8,129)
 Investment in bonds--
  unrealized holding
  loss...................      0         0         0         (7)          (7)
 Preferred dividends--
  $17.50 per share.......      0         0         0       (962)        (962)
                             ---    ------  --------   --------     --------
BALANCE, JUNE 30, 1996
 (UNAUDITED).............    $28    $1,850  $168,479   $(13,709)    $156,648
                             ===    ======  ========   ========     ========

          See accompanying notes to consolidated financial statements.

                              HOLLYWOOD PARK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                FOR THE YEARS ENDED        SIX MONTHS ENDED
                                    DECEMBER 31,               JUNE 30,
                             ----------------------------  ------------------
                               1995      1994      1993      1996      1995
                             --------  --------  --------  --------  --------
                                                              (UNAUDITED)
                                                           ------------------
                                            (IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income (loss)........... $ (1,162) $  3,772  $  6,393  $ (8,129) $  4,263
Adjustment to reconcile net
 income (loss) to net cash
 provided by (used in) by
 operating activities:
 Depreciation and
  amortization..............   10,857    10,064     6,407     4,901     5,653
Changes in accounts due to
 deconsolidation of
 subsidiary in bankruptcy:
 Property, plant and
  equipment.................        0         0         0    58,380         0
 Secured notes payable......        0         0         0   (28,904)        0
 Unsecured notes payable....        0         0         0   (15,373)        0
 Goodwill and lease with
  TRAK East.................        0         0         0     6,908         0
 Unrealized gain on short
  term bond investing.......        0         0         0        (7)        0
 (Gain) loss on sale or
  disposal of property,
  plant and equipment.......       64        55         8        (5)       66
Changes in assets and
 liabilities, net of the
 effects of the purchase of
 a business:
 (Increase) decrease in
  restricted cash...........   (2,427)     (490)      375    (7,028)  (10,931)
 Increase in casino lease
  and related interest
  receivable, net...........   (9,204)  (11,745)        0         0    (7,054)
 Decrease (increase) in
  other receivables, net....       77    (5,022)   (1,106)     (759)      112
 Increase (decrease) in
  prepaid expenses and other
  assets....................     (304)   (5,488)     (505)    3,689    (2,407)
 Increase (decrease) in
  deferred tax assets.......   (2,361)   (2,208)      312     2,684       185
 Increase (decrease) in
  accounts payable..........    5,685    (1,596)    2,623       629     3,161
 Increase (decrease) in
  accrued lawsuit
  settlement................    5,232         0         0    (2,482)        0
 Increase (decrease) in
  accrued gaming
  liabilities...............    3,998         0         0    (1,207)        0
 Increase (decrease) in
  accrued liabilities.......    5,377     2,716    (1,080)   (3,961)    2,458
 Increase (decrease) in
  accrued workers'
  compensation..............      160       505        65      (223)       95
 Increase in slip and fall
  claims....................      270       284         0       136       130
 Increase (decrease) in
  amounts due to horsemen
  for purses, stakes and
  awards....................      193       261      (258)   11,321    11,249
 (Decrease) increase in
  amounts payable to
  charities.................     (131)     (334)      192         0         0
 Increase in outstanding
  pari-mutuel tickets.......    1,211       765       258       247     1,239
 Increase (decrease) in
  deferred tax liabilities..    2,756     1,174      (404)   (5,313)    2,553
                             --------  --------  --------  --------  --------
   Net cash provided by
    (used in) operating
    activities..............   20,291    (7,287)   13,280    15,504    10,772
                             --------  --------  --------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Additions to property,
  plant and equipment.......  (25,150)  (27,584)  (12,902)   (9,132)   (4,233)
 Receipts from sale of
  property, plant and
  equipment.................       98        75         0         6        96
 Principal collected on
  notes receivable..........       31        31        28        16        16
 Purchase of short term
  investments...............  (35,875)  (96,822)  (36,233)  (11,154)  (12,538)
 Proceeds from short term
  investments...............   29,428   116,625    16,430    13,548     8,846
 Long term gaming assets....   (2,169)        0         0       598         0
 Cash acquired in the
  purchase of a business,
  net of transaction and
  other costs...............    2,315       344         0         0         0
                             --------  --------  --------  --------  --------
   Net cash used in
    investing activities....  (31,322)   (7,331)  (32,677)   (6,118)   (7,813)
                             --------  --------  --------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from unsecured
  notes payable.............    1,681     1,850       850         0     1,681
 Proceeds from secured notes
  payable...................    3,358     2,300         0         0         0
 Payment of unsecured notes
  payable...................   (3,813)   (5,019)  (61,518)        0    (3,566)
 Payment of secured notes
  payable...................   (1,333)   (5,998)   (2,509)        0    (1,458)
 Payments under capital
  lease obligations.........      (53)     (135)      (52)        0       (53)
 Net proceeds from issuance
  of preferred stock........        0         0    25,777         0         0
 Net proceeds from issuance
  of common stock...........        0         0   113,312         0         0
 Turf Paradise equity
  transactions..............        0        50         7         0         0
 Common stock issued to
  acquire Pacific Casino
  Management, Inc. .........   (1,600)        0         0         0         0
 Dividends paid to preferred
  stockholders..............   (1,925)   (1,925)   (1,476)     (962)     (962)
                             --------  --------  --------  --------  --------
   Net cash (used for)
    provided by financing
    activities..............   (3,685)   (8,877)   74,391      (962)   (4,358)
                             --------  --------  --------  --------  --------
 Increase (decrease) in cash
  and cash equivalents......  (14,716)  (23,495)   54,994     8,424    (1,399)
 Cash and cash equivalents
  at the beginning of the
  period....................   37,122    60,617     5,623    22,406    37,122
                             --------  --------  --------  --------  --------
 Cash and cash equivalents
  at the end of the period.. $ 22,406  $ 37,122  $ 60,617  $ 30,830  $ 35,723
                             ========  ========  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                             HOLLYWOOD PARK, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION The consolidated financial statements for the year ended December 31, 1995, included the accounts of Hollywood Park, Inc. (the "Company" or "Hollywood Park") and its wholly owned subsidiaries: Hollywood Park Operating Company (which has two wholly owned subsidiaries, Hollywood Park Food Services, Inc. and Hollywood Park Fall Operating Company), Sunflower Racing, Inc. ("Sunflower") (which has one wholly owned subsidiary, S.R. Food and Beverage, Inc.), and Turf Paradise, Inc. ("Turf Paradise"). Sunflower was acquired on March 23, 1994, and was accounted for under the purchase method of accounting. Turf Paradise was acquired on August 11, 1994, and was accounted for under the pooling of interests method of accounting. The Hollywood Park-Casino (the "Casino") is a division of Hollywood Park, Inc.

  The consolidated financial statements for the year ended December 31, 1993 included the accounts of Hollywood Park, Hollywood Park Operating Company and its two subsidiaries with a calendar year end of December 31, combined with the accounts of Turf Paradise, Inc.'s historical fiscal June 30 year end.

  The consolidated financial statements for the six months ended June 30, 1996 and 1995 are unaudited, however, in the opinion of management they reflect all adjustments that are necessary to present a fair statement of the results for the interim periods. All of such adjustments are of a normal recurring nature. It should be understood that accounting measurements at the interim dates inherently involve greater reliance on estimates than at year end. The interim racing results of operations are not indicative of the results for the full year due to the seasonality of the horse racing business.

  SUNFLOWER On May 17, 1996, Sunflower filed for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code. On May 2, 1996, the Kansas Legislature adjourned without passing legislation that would have allowed additional gaming at Sunflower. Since June 1994 Sunflower has been experiencing severe competition from riverboat gaming on the nearby Missouri River. Hollywood Park has written off its approximately $11,412,000 investment in Sunflower. There was no cash involved with the write off of this investment. Sunflower is operating during the reorganization, but Sunflower's operating results from April 1, 1996 forward were not consolidated with Hollywood Park's operating results.

  ACQUISITION OF PACIFIC CASINO MANAGEMENT, INC. On November 17, 1995, Hollywood Park acquired substantially all the assets, property and business of Pacific Casino Management, Inc. ("PCM"), and assumed substantially all of PCM's liabilities. Prior to the acquisition, under a lease with the Company, PCM operated the gaming floor activities of the Hollywood Park-Casino. Immediately following the acquisition PCM was dissolved, and the gaming floor operations were incorporated into Hollywood Park's Gaming Division.

  The purchase price of PCM's net assets was an aggregate $2,640,000, payable in shares of Hollywood Park common stock, in three installments: (i) shares of Hollywood Park common stock, having a value of $1,600,000, or 135,164 common shares, issued on November 17, 1995; (ii) shares of Hollywood Park common stock, having a value of $540,000 on the first anniversary of the execution of the acquisition; and (iii) shares of Hollywood Park common stock, having a value of $500,000 on the second anniversary of the execution of the acquisition; provided that at any time after November 17, 1995, Hollywood Park may elect to accelerate the payment of the installments. Shares to be issued in the remaining two installments will be valued at the average market price of Hollywood Park common stock for the ten trading days immediately preceding the payment date.

  Virtually all of the approximately $21,592,000 of excess acquisition cost over the recorded value of the net assets acquired was allocated to goodwill and will be amortized over 40 years. The amortization of the goodwill is not deductible for income tax purposes.

                             HOLLYWOOD PARK, INC.

  Incorporated by reference herein are the financial statements of PCM for periods prior to the acquisition, as well as unaudited pro forma combined statements of operations which are included in the Form 8-K/A of Hollywood Park filed January 25, 1996, but dated November 17, 1995.

  ACQUISITION OF SUNFLOWER On March 23, 1994, the Company finalized the transaction to acquire Sunflower, a greyhound and thoroughbred racing facility located in Kansas City, Kansas. Sunflower, operating as the Woodlands, became a wholly owned subsidiary of Hollywood Park, with the transaction accounted for under the purchase method of accounting. The acquisition price was $15,000,000 paid for with 591,715 shares of Hollywood Park common stock, with a then market price of $25.35 per share. For financial reporting purposes, the transaction was valued at $19.00 per Hollywood Park common share, based on the size of the block of shares issued in the acquisition relative to the then current trading volume. Immediately following the acquisition, the Company contributed $5,000,000 in cash to Sunflower to repay a portion of the subordinated debt Sunflower owed to Mr. Hubbard, in return for more favorable terms on the balance of the subordinated debt. In December 1994, Sunflower received notice that it was to receive a refund of approximately $1,641,000 related to property taxes paid in periods before the date of acquisition, and as such, the financial statements as of the date of the acquisition were restated to include receipt of the refund. Of the approximately $6,625,000 of restated excess acquisition cost over recorded value of the net assets acquired, $1,153,000 was allocated to the racing facility lease and management agreement Sunflower has with The Racing Association of Kansas East ("TRAK East") and will be amortized over the remaining lease period of 20 years, with the balance of $5,472,000 allocated to goodwill, to be amortized over 40 years. The amortization of the goodwill is not deductible for income tax purposes.

  An additional 55,574 shares of Hollywood Park common stock were issued to Mr. Richard Boushka, a former Sunflower shareholder, as required by the agreement of merger, because the market price of Hollywood Park common stock 180 days after closing was more than 10% less than the market price on the closing date of the acquisition. The agreement of merger provided that under certain circumstances the former Sunflower shareholders were entitled to receive additional shares of Hollywood Park common stock. As of March 23, 1995, the former Sunflower shareholders transferred their rights to such additional consideration to Hollywood Park for nominal consideration, and have no further entitlements to additional consideration.

  ACQUISITION OF TURF PARADISE On August 11, 1994, the shareholders of Turf Paradise approved the Agreement of Merger, entered into on March 30, 1994, by Hollywood Park and Turf Paradise and as amended on May 27, 1994, pursuant to which Turf Paradise became a wholly owned subsidiary of Hollywood Park. Turf Paradise owns and operates a thoroughbred race track in Phoenix, Arizona. The transaction was accounted for under the pooling of interests method of accounting, with approximately $627,000 of merger related costs incurred in total and expensed by both the Company and Turf Paradise. In connection with the merger, the Company issued a total of 1,498,016 shares of Hollywood Park common stock, valued as of the date of issuance at approximately $33,800,000. Each share of Turf Paradise common stock was valued at $13.00 and was converted to approximately 0.577 shares of Hollywood Park common stock, which had a then fair market value of $22.53 based on the weighted average of all trades on the NASDAQ National Market System for the twenty trading days up to and including August 10, 1994.

  As required under the pooling of interests method of accounting, the consolidated financial statements for the periods prior to the acquisition have been restated to include the accounts and results of operations of Turf Paradise. Historically, Turf Paradise has reported results of operations with a fiscal year end of June 30, and as such the restated consolidated results of operations for the year of 1993 included Turf Paradise's results for their fiscal year with Hollywood Park's results with a December 31 year end. The consolidated financial statements for the year 1994 include the results of operations for the twelve months ended December 31, 1994, for both Hollywood Park and Turf Paradise. The following is a summary of Turf Paradise's results of operations for the

                             HOLLYWOOD PARK, INC.

six months ended December 31, 1993, that were recorded as an adjustment to retained earnings effective January 1, 1994.

   Total revenues.................................................... $6,126,000
   Total expenses....................................................  5,928,000
                                                                      ----------
     Net income...................................................... $  198,000
                                                                      ==========

  Separate results of the combined entities for the years ended December 31 are as follows:

                                                           1994        1993
                                                       ------------ -----------
   HOLLYWOOD PARK
     Total revenues................................... $100,010,000 $63,243,000
     Total expenses...................................   97,563,000  58,066,000
                                                       ------------ -----------
       Net income..................................... $  2,447,000 $ 5,177,000
                                                       ============ ===========
   TURF PARADISE
     Total revenues................................... $ 17,313,000 $15,742,000
     Total expenses...................................   15,988,000  14,526,000
                                                       ------------ -----------
       Net income..................................... $  1,325,000 $ 1,216,000
                                                       ============ ===========
   HOLLYWOOD PARK & TURF PARADISE COMBINED
     Total revenues................................... $117,323,000 $78,985,000
     Total expenses...................................  113,551,000  72,592,000
                                                       ------------ -----------
       Net income..................................... $  3,772,000 $ 6,393,000
                                                       ============ ===========

  PRO FORMA RESULTS OF OPERATIONS The following pro forma results of operations were prepared under the assumption that the acquisition of PCM had occurred on July 1, 1994 (PCM's inception) and the acquisition of Sunflower had occurred on January 1, 1994. The historical results of operations for PCM, Sunflower and Turf Paradise were combined with the Company's results and pro forma adjustments related to the PCM acquisition were made for the following: lease rent revenue due to Hollywood Park from PCM and concession sales made to PCM; lease rent expense recorded by PCM; other operating expenses including consulting fees, legal and audit services and other miscellaneous duplicate expenses; amortization of the excess purchase price allocated to goodwill; interest expense on the unpaid lease rent; and income taxes. Adjustments related to the Sunflower acquisition were made for the following: amortization of the excess purchase price allocated to the lease with TRAK East and to goodwill; interest expense reduction related to the reduction in both the principal and interest on Sunflower's subordinated debt; the termination of the management agreement Sunflower had with a former shareholder and the wages and payroll taxes paid to a former Sunflower shareholder; director's fees and income taxes.

  The pro forma earnings per share reflect the 135,164 common shares issued to the former PCM shareholders and an estimated additional 103,354 common shares due to the former PCM shareholders, based on the market price of Hollywood Park's common stock on December 31, 1995. The pro forma earnings per share also reflect the 647,289 shares issued to the former Sunflower shareholders.

                             HOLLYWOOD PARK, INC.

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                       1995          1994
                                                   ------------  ------------
                                                          (UNAUDITED)
   Revenues
     Hollywood Park, Inc. and race tracks......... $ 93,349,000  $ 98,743,000
     Hollywood Park, Inc.--Casino Division........   56,543,000    29,908,000
                                                   ------------  ------------
                                                    149,892,000   128,651,000
                                                   ------------  ------------
   Operating income (loss)........................   (3,664,000)    2,215,000
   Loss before income taxes.......................   (8,548,000)   (1,765,000)
   Net income (loss).............................. $ (4,453,000) $    196,000
                                                   ============  ============
   Dividend requirements on convertible preferred
    stock......................................... $  1,925,000  $  1,925,000
   Net loss allocated to common shareholders...... $ (6,378,000) $ (1,729,000)
   Per common share:
     Net loss--primary............................ $      (0.34) $      (0.09)
     Net loss--fully diluted...................... $      (0.34) $      (0.09)

  The following pro forma results of operations were prepared under the assumption that the acquisition of PCM had occurred on July 1, 1994 (PCM's inception). The following pro forma adjustments were made: the elimination of lease rent revenue due to Hollywood Park from PCM and the concession sales made to PCM; lease rent expense recorded by PCM; other operating expenses including consulting fees, legal and audit services and other miscellaneous duplicate expenses; and increases for the amortization of the excess purchase price allocated to goodwill, interest expense on the unpaid rent and income taxes.

  Pro forma earnings per share reflect the 135,164 shares of Hollywood Park common stock issued to the former PCM shareholders at acquisition and an estimated 108,052 shares of common stock due to the former PCM shareholders, based on the closing market price of Hollywood Park's common stock on June 28, 1996.

                                                    SIX MONTHS ENDED JUNE
                                                             30,
                                                   ---------------------------
                                                      1996            1995
                                                   -----------     -----------
                                                         (UNAUDITED)
   Revenues
     Hollywood Park, Inc. and race tracks........  $45,334,000     $48,868,000
     Hollywood Park, Inc.--Casino Division.......   28,946,000      26,165,000
                                                   -----------     -----------
                                                    74,280,000      75,033,000
                                                   -----------     -----------
   Operating income (loss).......................   (4,787,000)(a)   2,014,000
   Loss before income taxes......................   (5,685,000)       (287,000)
   Net loss......................................  $(8,129,000)    $(2,101,000)
                                                   ===========     ===========
   Dividend requirements on convertible preferred
    stock........................................  $   962,000     $   962,000
   Net loss allocated to common shareholders.....  $(9,091,000)    $(3,063,000)
   Per common share:
     Net loss--primary...........................  $     (0.49)    $     (0.16)
     Net loss--fully diluted.....................  $     (0.49)    $     (0.16)

- --------
(a) Included in operating expenses was the one time, non-cash expense for the $11,412,000 write off of Hollywood Park's investment in Sunflower. Per common share net income, before the write off of the investment in Sunflower was $0.59.

                             HOLLYWOOD PARK, INC.

  RESTRICTED CASH Restricted cash in 1995 consisted of approximately $2,482,000 related to the Class Actions lawsuit (see Note 18 Commitments and Contingencies) settlement and approximately $644,000 related to amounts due to horsemen for purses, stakes and awards. The 1994 balance was for amounts due to horsemen for purses, stakes and awards.

  Restricted cash as of June 30, 1996, was for amounts do to horsemen for purses, stakes and awards. In March 1996, amounts due for the Class Action lawsuits were placed in an escrow account in accordance with the settlement agreement, and therefore are no longer reflected in the Company's accounts.

  ALLOWANCE FOR DOUBTFUL ACCOUNTS With the November 17, 1995, acquisition of PCM the Company assumed the gaming receivable and associated allowance for doubtful account accounts that were on PCM's balance sheet.

  ESTIMATES Financial statements prepared in accordance with generally accepted accounting principles require the use of management estimates, including estimates used to evaluate the recoverability of property, plant and equipment, to determine the fair value of financial instruments, to account for the valuation allowance for deferred tax assets, and to determine litigation related obligations.

  CASINO REVENUE AND PROMOTIONAL ALLOWANCES Casino gaming revenue consisted of fees collected from patrons on a per seat or per hand played basis. Revenues in the accompanying statements of operations exclude the retail value of food and beverage provided to players on a complimentary basis. The estimated cost of providing these promotional allowances was as follows:

                                                         DECEMBER 31,  JUNE 30,
                                                             1995        1996
                                                         ------------ ----------
      Food and Beverage.................................   $413,000   $1,668,000
                                                           ========   ==========

  PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are depreciated on the straight line method over their estimated useful life ranges as follows:

                                                                          YEARS
                                                                         -------
   Land improvements.................................................... 3 to 25
   Buildings............................................................ 3 to 40
   Equipment............................................................ 3 to 10

  Maintenance and repairs were charged to operations of facilities; betterments were capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation were eliminated from both the property and accumulated depreciation accounts with any gain or loss recorded in the expense accounts.

  In 1995, Statement of Financial Accounting Standards No. 121 ("SFAS 121") was issued which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. SFAS 121, which became effective for Hollywood Park in the quarter ended March 31, 1996, addresses when impairment losses should be recognized and how impairment losses should be measured. Property, plant and equipment is carried on the Company's balance sheets at depreciated cost. Whenever there are recognized events or changes in circumstances that indicate that the carrying amount of an asset may not be recoverable, management reviews the assets for possible impairment. In accordance with current accounting standards, management uses estimated expected future net cash flows (undiscounted and excluding interest costs and grouped at the lowest level for which there are identifiable cash flows that are as independent as possible of the cash flows of other asset groups) to measure the recoverability of the assets. If the expected future net cash flows are less than the carrying amount of the asset, an impairment loss would be recognized. An impairment loss would be measured as the amount by which the carrying amount of the asset exceeded the fair value of the

                             HOLLYWOOD PARK, INC.

asset, with fair value measured as the amount at which the asset could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the asset, but at no time would previously recognized impairment losses be restored. (See
Note 1, for a discussion of the Sunflower assets.)

  INCOME TAXES Effective January 1, 1993, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS 109"), Accounting for Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Effective January 1, 1993, the Company adopted SFAS 109 and has reported the cumulative effect of the change in the method of accounting for income taxes in the 1993 Consolidated Statement of Operations.

  PRE-OPENING EXPENSES The Company expensed pre-opening costs associated with the Hollywood Park Casino, which opened on July 1, 1994, as incurred. These costs included, project salaries, hiring costs and other pre-opening services.

  POOLING OF INTERESTS EXPENSES Hollywood Park's cost of $414,000 incurred in connection with the acquisition of Turf Paradise, and Turf Paradise's acquisition costs of approximately $213,000 were expensed in the year of the acquisition.

  EARNINGS PER SHARE Primary earnings per share were computed by dividing net income (loss) available to (allocated to) common shareholders (net income
(loss) less preferred dividend requirements) by the weighted average number of common shares outstanding during the period, inclusive of the estimated future shares of the Company's common stock to be issued to the former PCM shareholders. Fully diluted per share amounts were similarly computed, but include the effect, when dilutive, of the conversion of the convertible preferred shares and the exercise of stock options.

   CASH FLOWS Cash and cash equivalents consisted of certificates of deposit and short term investments with remaining maturities of 90 days or less.

  TREASURY STOCK On July 22, 1996, the Company announced its intention to repurchase and retire up to 2,000,000 shares of its common stock on the open market or in negotiated transactions. As of August 6, 1996, the Company had repurchased approximately 51,500 shares at a cost of approximately $439,000.

  RECLASSIFICATIONS Certain reclassifications have been made to the 1995, 1994 and 1993 balances to be consistent with the 1996 financial statement presentation.

                             HOLLYWOOD PARK, INC.

NOTE 2--SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                FOR THE YEARS ENDING DECEMBER
                                                             31,
                                               --------------------------------
                                                  1995       1994       1993
                                               ---------- ---------- ----------
   Cash paid during the year for:
     Interest................................. $2,098,000 $1,513,000 $1,521,000
     Income taxes.............................    143,000  2,524,000  1,868,000
                                               ---------- ---------- ----------
                                               $2,241,000 $4,037,000 $3,389,000
                                               ========== ========== ==========

NOTE 3--SHORT TERM INVESTMENTS

  Short term investments consisted of the following, there were no short term investments as of December 31, 1994:

                                                        DECEMBER 31,  JUNE 30,
                                                            1995        1996
                                                        ------------ ----------
   Corporate bonds.....................................  $4,504,000  $4,053,000
   Flexible deposit program............................   1,000,000           0
   U.S. Agency securities..............................     906,000           0
   Accrued interest....................................      37,000           0
                                                         ----------  ----------
     Total.............................................  $6,447,000  $4,053,000
                                                         ==========  ==========

 Available-for-Sale

  The December 31, 1995, portfolio consisted of bonds rated from Ba2 to Caa by Moody's and from BB+ to CCC+ by Standard and Poors, with some bonds not rated by either agency. The June 30, 1996, portfolio consisted of bonds rated from Ba2 to B3 by Moody's and from BB+ to B- by Standard and Poors, with some bonds not rated by either agency. Investments in corporate bonds typically carry a greater amount of principal risk than investments previously made by the Company and yield a correspondingly higher return.

  Although the corporate bond investments have a weighted average maturity of approximately two years, the Company classifies them as short term investments as they are reasonably expected to be liquidated in the normal operating cycle of the Company in order to meet liquidity needs. The Company further classifies the corporate bond investments as available-for-sale, and as such, they are recorded in the accompanying financial statements at fair value, which is determined by quoted market price.

  For the twelve months ended December 31, 1995, proceeds from the sale of the corporate bonds was approximately $7,806,000, all of which was reinvested, and gross realized gains and gross realized losses were $34,235 and $3,446, respectively. For the six months ended June 30, 1996, proceeds from the sale of the corporate bonds was approximately $3,387,000, all of which was reinvested, and gross realized gains and gross realized losses were $14,717 and $7,779, respectively. The net unrealized holding losses, which are included in the accompanying statements of changes in stockholders' equity, are $22,000 and $7,000 for the twelve months ended December 31, 1995, and for the six months ended June 30, 1996, respectively.

 Held-to-Maturity

  The Flexible deposit program is a discretionary investment vehicle with Bankers Trust that provides capital preservation, if held to maturity, plus income at a targeted rate. The program is represented by four individual investment traunches of $250,000, $250,000, $300,000 and $200,000, that mature on June 15, 1996, July 15, 1996, August 15, 1996 and September 15, 1996,
respectively. These investments are not rated.

                             HOLLYWOOD PARK, INC.

  The U.S. Agency securities included U.S. Treasury Bills that mature in April 1996 and August 1996. Each security is rated AAA by both Moodys and Standard and Poors.

  The Company classifies the Flexible deposit program and U.S. Agency securities as held-to-maturity, and as such, the assets are recorded in the accompanying financial statements at amortized cost, which, based on the short term nature of the assets and their relative liquidity, approximates fair value.

NOTE 4--CASINO LEASE AND RELATED INTEREST RECEIVABLE, NET

  With the November 17, 1995, acquisition of PCM's assets and liabilities the Casino lease and related interest receivable was eliminated upon consolidation of the Hollywood Park balance sheet with the PCM balance sheet. As of November 17, 1995 Hollywood Park had a receivable from PCM of approximately $20,950,000 and PCM had a corresponding accrued payable to Hollywood Park for the same amount.

NOTE 5--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment held at December 31, 1995, and 1994, and at June 30, 1996 consisted of the following:

                                           DECEMBER 31,
                                     -------------------------   JUNE 30,
                                         1995         1994       1996 (a)
                                     ------------ ------------ ------------
   Land and land improvements....... $ 42,490,000 $ 29,621,000 $ 29,378,000
   Buildings........................  175,960,000  166,516,000  134,795,000
   Equipment........................   36,003,000   31,286,000   24,968,000
   Construction in progress.........    8,394,000      983,000   11,027,000
                                     ------------ ------------ ------------
                                      262,847,000  228,406,000  200,168,000
   Less accumulated depreciation....   88,130,000   68,142,000   79,125,000
                                     ------------ ------------ ------------
                                     $174,717,000 $160,264,000 $121,043,000
                                     ============ ============ ============

- --------
(a) The June 30, 1996, figures do not include Sunflower's property, plant and equipment.

NOTE 6--SECURED AND UNSECURED NOTES PAYABLE

  HOLLYWOOD PARK As a condition of the April 23, 1996, Merger Agreement with Boomtown, Hollywood Park must secure adequate funding to repurchase Boomtown's First Mortgage notes (if required to be redeemed) and at least $60,000,000 to fund various gaming projects: the Company has appointed Bank of America to act as lead bank in securing a credit agreement of approximately $225,000,000.

  During the six months ended June 30, 1996, and the year ended December 31, 1995, Hollywood Park did not draw any funds under its various credit facilities with Bank of America National Trust and Savings Association ("Bank of America"), except for the May 1, 1996, issuance of a standby letter of credit. On April 14, 1995, the Company executed an unsecured loan of up to $75,000,000 with Bank of America. The loan facility consists of a $60,000,000 line of credit (the "Line of Credit") and a $15,000,000 revolver (the "Revolver").

  The Line of Credit is an interest only revolving facility, under which the Company may borrow, pay and reborrow principal amounts without penalty. On or before September 1, 1996 per Amendment Two (as defined below), the Company has the option to convert the Line of Credit to a term repayment line of credit, at a maximum amount of $60,000,000, with a seven year term period from the date of conversion, which would require repayment in eighty-four successive equal monthly installments. The Line of Credit bears interest at the option of the Company at Bank of America's prime rate plus 0.25% or the offshore rate plus 2.0%, and the Company may further elect an agreed upon fixed rate.

                             HOLLYWOOD PARK, INC.

  The Revolver, inclusive of a within line facility for standby letters of credit of up to a maximum of $5,000,000, is available for two years, ending May 1, 1997, during which the Company can borrow, pay and reborrow principal amounts without penalty. The Revolver bears interest at the option of the Company at Bank of America's prime rate or the offshore rate plus 1.75%, and the Company may further elect an agreed upon fixed rate.

  On May 1, 1996, Hollywood Park issued a standby letter of credit in the amount of $2,617,000, as security for its self insurance workers' compensation program with the state of California. Other than the issuance of the standby letter of credit during the six months ended June 30, 1996, Hollywood Park did not draw any funds from its Business Loan Agreement.

  On July 1, 1996, Hollywood Park and Bank of America executed Amendment Two to the Business Loan Agreement, which among other things, extended the date for drawing down on the Line of Credit from July 1, 1996, to September 1, 1996. On April 30, 1996, Hollywood Park and Bank of America executed Amendment One to the Business Loan Agreement, which among other things, extended the date for drawing down on the Line of Credit from May 1, 1996, to July 1, 1996, and adjusted the tangible net worth covenant requirement for December 31, 1996. As of June 30, 1996, the Company was in compliance with all financial covenants.

  As of March 31, 1996, Hollywood Park did not meet the quick assets to current liabilities bank covenant ("quick ratio"), and as of December 31, 1995, did not meet the tangible net worth and quick ratio covenants, contained in the April 14, 1995, Business Loan Agreement between Hollywood Park and Bank of America. On May 10, 1996, Bank of America waived compliance with the quick ratio covenant through June 29, 1996, and on March 20, 1996, the bank waived compliance with both covenants through December 31, 1995. As of June 30, 1996, Hollywood Park was in compliance with all financial covenants.

  Texaco Secured Note Payable On October 27, 1995, the Company finalized the acquisition of approximately 37.33 acres adjacent to the Inglewood property, for a total cost of approximately $7,500,000. Hollywood Park paid cash of $4,100,000 and signed a non-interest bearing, promissory note, with a single payment of $3,358,000, made on September 1, 1996.

  Gold Cup Contest The Company's Gold Cup note payable resulted from the $1,000,000 Gold Cup Contest on July 20, 1986. The prize money is payable to the winner in 20 annual installments of $50,000, beginning August 1, 1986. The remaining liability of $340,000 is net of unamortized discount at 8.5%.

  SUNFLOWER On March 24, 1994, an Amended and Restated Credit and Security Agreement (the "Senior Credit") was executed between Sunflower and five banks (the "Banks") in connection with the Company's acquisition of Sunflower. The Senior Credit has been amended three times, most recently in October 1995 by the Standstill Agreement (discussed below). The Senior Credit was non-recourse to Hollywood Park, except for the Company's guarantee of the interest payments required under the Standstill Agreement. The guarantee was terminated without any payments by the Company, by reason of the termination of the Standstill Agreement. As of June 30, 1996, the Senior Credit had an outstanding balance of $28,667,000.

  In December 1994, Sunflower executed a promissory note to Hollywood Park, allowing for the advancement of up to $3,000,000, for the payment of its Senior Credit obligations. In 1995, Hollywood Park advanced $2,500,000 to Sunflower, which along with accrued interest is subordinated to the Senior Credit obligations.

  In October 1995, Sunflower and the Banks executed a Standstill Agreement, which among other things, provided for the extension of the Senior Credit maturity. The Standstill Agreement provided for the deferral of 100% of the principal payments and 50% of the interest payments due under the Senior Credit from April 1995 through the termination date of the Standstill Agreement. The Standstill Agreement terminated on May 2, 1996, because the Kansas Legislature concluded its 1996 session without passing legislation that would have permitted slot machines or other casino gaming at Kansas race tracks, including Sunflower. On May 17, 1996, Sunflower filed for reorganization under Chapter 11 of the Bankruptcy Code.

                             HOLLYWOOD PARK, INC.

  Unsecured Credit On March 24, 1994, pursuant to the merger agreement between Hollywood Park and Sunflower, Sunflower and Mr. Hubbard executed the Subordination and Amendment Agreement (the "Subordination Agreement"). The Subordination Agreement was a condition to the consummation of the merger, whereby all of the indebtedness owed by Sunflower to Mr. Hubbard was subordinated to the Senior Credit (the "Subordinated Credit"). In addition, pursuant to the Subordinated Agreement, Hollywood Park contributed $5,000,000 in cash to Sunflower to pay the accrued interest and a portion of the Subordinated Credit in exchange for a reduction in the associated interest rate from 14.0% to 9.0%. As of December 31, 1995, the principal balance of the Subordinated Credit was approximately $13,059,000, all of which is payable on January 1, 2003, with associated accrued interest payable.

  The remaining $2,515,000 of unsecured credit relates to a Special Assessment note payable levied by Wyandotte County, Kansas for the cost of construction of certain streets and sewers serving the Sunflower property. The Special Assessment note payable is a 15 year note, entered into in 1990 with a fixed interest rate of 6.59%.

  TURF PARADISE On April 13, 1995, Turf Paradise repaid the outstanding balance of its unsecured revolving loan facility with Bank One of Arizona, and terminated the $2,500,000 facility. On June 1, 1995, Turf Paradise executed a $2,500,000 promissory note to Hollywood Park. As of December 31, 1995, Turf Paradise had paid the promissory note in full.

  ANNUAL MATURITIES As of December 31, 1995, annual maturities, of total notes and loans payable were as follows:

      YEAR ENDING:
      ------------
      December 31, 1996............................................. $32,310,000
      December 31, 1997.............................................     301,000
      December 31, 1998.............................................     301,000
      December 31, 1999.............................................     301,000
      December 31, 2000.............................................     301,000
      Thereafter....................................................  14,409,000

  The fair values of the Company's various debt instruments discussed above approximate their carrying amounts based on the fact that borrowings bear interest at variable market based rates.

NOTE 7--LONG TERM GAMING ASSETS

  The Company purchased the convention center parcel at the Crystal Park Hotel and Casino site, which is under renovation to house a card club, and entered into a capital lease with the City of Compton covering the adjoining hotel, surrounding parking and an expansion parcel. The capital lease was valued at approximately $13,741,000. The lease was entered into on August 3, 1995, and has a term of up to 50 years. The annual rent payments start at $600,000 and increase every fifth year until year 46 when they stabilize at $2,850,000. Hollywood Park will receive a rent payment credit equal to the costs incurred to renovate the card club and the hotel. No cash rent payments are expected to be made until year 19 of the lease, or 2014.

  The balance of the long term gaming assets related to lease costs incurred for the operating lease between Hollywood Park and CEI, and will be amortized over the five year term of the lease.

NOTE 8--LONG TERM GAMING LIABILITIES

  Long term gaming liabilities consisted of the Company's capital lease obligation associated with the lease of the hotel, surrounding parking and the expansion parcel from the City of Compton for the Crystal Park Hotel and Casino. This liability will be reduced as the construction disbursements are made, and upon submission of any purchase option payment.

                             HOLLYWOOD PARK, INC.

NOTE 9--ACCOUNTING FOR STOCK-BASED COMPENSATION

  In 1995, Statement of Financial Accounting Standards No. 123 ("SFAS 123") Accounting for Stock-based Compensation was issued which established accounting standards for stock-based compensation, and was effective in 1996 for Hollywood Park. The objective of SFAS 123 is to estimate the fair value, based on the stock price at the grant date, of the Company's stock options to which employees become entitled when they have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the stock option. The fair market value of a stock option is to be estimated using an option-pricing model that takes into account, as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and the expected volatility, expected dividends on the stock and the risk-free rate for the expected term of the options.

  The Company has calculated the pro forma financial results as required under the implementation rule of SFAS 123 and noted that the impact on net income for the six months ended June 30, 1996 and 1995 was immaterial.

NOTE 10--DEVELOPMENT EXPENSES

  Included in Administrative expenses were project development costs of approximately $2,716,000 in 1995 and $1,275,000 in 1994, and approximately $167,000 in 1993. The expenses in 1995 consisted primarily of costs related to the following projects: the environmental impact study for the proposed stadium at Hollywood Park, and card clubs under consideration in the cities of Stockton, Pomona and South San Francisco, and the retail center project (since abandoned). The costs incurred in 1994 were primarily generated by the initial financial and economic analysis of the proposed stadium, numerous card clubs, and the music dome.

  Included in Administrative expenses for the six months ended June 30, 1996, was approximately $705,000 of development expenses. These expenses consisted primarily of costs related to the proposed stadium, the Inglewood master site plan and the card clubs in California.

  Included in Administrative expenses for the six months ended June 30, 1995, was approximately $401,000 of development expenses. These expenses consisted primarily of costs related to Kansas gaming surveys, the proposed stadium and card clubs in California.

NOTE 11--RACING OPERATIONS

  The Company conducts thoroughbred racing at Hollywood Park race track, Sunflower, operating as the Woodlands race track and Turf Paradise race track, located in California, Kansas and Arizona, respectively. The Woodlands is also a greyhound racing facility. Under Kansas racing law, Sunflower is not granted any race days and does not generate any pari-mutuel commissions. The Kansas Racing Commission granted Sunflower the facility ownership and management licenses; with all race days until the year 2014 granted to TRAK East, a Kansas not-for-profit corporation. Sunflower has an agreement with TRAK East to provide the physical race tracks along with management and consulting services for twenty-five years with options to renew for one or more successive five year terms. The Agreement and Restatement of Lease and Management Agreement was entered into as of September 14, 1989. Historically, Turf Paradise reported results of operations with a fiscal year end of June 30, and the information presented for 1993 is for the year ended June 30.

                              HOLLYWOOD PARK, INC.

 LIVE ON-TRACK RACE DAYS

                                                         1996         1994
                                                       ESTIMATE 1995 ACTUAL 1993
                                                       -------- ---- ------ ----
   Hollywood Park race track..........................   102     97   102    99
   Turf Paradise race track...........................   167    171   185   177
   Sunflower--Horses..................................    60     49    62    --
   Sunflower--Greyhounds..............................   259    294   213    --

  A summary of the pari-mutuel handle and deductions, by racing facility for the year ended December 31, are as follows:

 HOLLYWOOD PARK--LIVE HORSE RACING

                                             1995         1994         1993
                                         ------------ ------------ ------------
   Total pari-mutuel handle............  $663,118,000 $720,204,000 $713,396,000
   Less patrons' winning tickets.......   536,432,000  582,261,000  577,652,000
                                         ------------ ------------ ------------
                                          126,686,000  137,943,000  135,744,000
   Less:
     State pari-mutuel tax.............    21,556,000   27,197,000   29,120,000
     City pari-mutuel tax..............     1,449,000    1,779,000    1,933,000
     Racing purses and awards..........    27,671,000   32,067,000   32,703,000
     Satellite wagering fees...........    14,006,000   17,105,000   19,532,000
     Interstate location fees..........    34,170,000   27,547,000   19,023,000
     Other fees........................     1,136,000    1,331,000    1,477,000
                                         ------------ ------------ ------------
   Pari-mutuel commissions.............    26,698,000   30,917,000   31,956,000
   Add off-track independent handle
    commissions........................     2,251,000    1,797,000    1,254,000
                                         ------------ ------------ ------------
   Total pari-mutuel commissions
    including charity days.............    28,949,000   32,714,000   33,210,000
   Less charity day pari-mutuel
    commissions........................             0      739,000    1,491,000
                                         ------------ ------------ ------------
   Total pari-mutuel commissions net of
    charity days.......................  $ 28,949,000 $ 31,975,000 $ 31,719,000
                                         ============ ============ ============

                             HOLLYWOOD PARK, INC.

  Turf Paradise races live five days a week; on three of these days Turf Paradise concurrently operates as a simulcast site.

 TURF PARADISE--LIVE HORSE RACING

                                              1995        1994        1993
                                          ------------ ----------- -----------
   Total pari-mutuel handle.............. $111,507,000 $96,494,000 $90,671,000
   Less patrons' winning tickets.........   86,460,000  74,918,000  70,470,000
                                          ------------ ----------- -----------
                                            25,047,000  21,576,000  20,201,000
   Less:
     State pari-mutuel tax...............      345,000     669,000     762,000
     Racing purses and awards............    4,757,000   5,399,000   6,152,000
     State sales tax.....................      415,000     537,000     595,000
     Off-track commissions...............      117,000     137,000      61,000
     Interstate location fees............   10,943,000   6,006,000   3,255,000
                                          ------------ ----------- -----------
   Pari-mutuel commissions...............    8,470,000   8,828,000   9,376,000
   Add off-track independent handle
    commissions..........................      699,000     297,000     239,000
                                          ------------ ----------- -----------
   Total pari-mutuel commissions
    including charity days...............    9,169,000   9,125,000   9,615,000
   Less charity day pari-mutuel
    commissions..........................            0      29,000      17,000
                                          ------------ ----------- -----------
   Total pari-mutuel commissions net of
    charity days......................... $  9,169,000 $ 9,096,000 $ 9,598,000
                                          ============ =========== ===========

  The acquisition of Sunflower was accounted for under the purchase method of accounting and as such results of operations prior to the March 23, 1994 acquisition date are not presented.

 TRAK EAST AT SUNFLOWER--LIVE RACING 1995

                                                          GREYHOUNDS    HORSES
                                                             1995        1995
                                                          ----------- ----------
   Total pari-mutuel handle.............................  $47,406,000 $2,844,000
   Less patrons' winning tickets........................   37,379,000  2,273,000
                                                          ----------- ----------
                                                           10,027,000    571,000
   Less: State pari-mutuel tax..........................    1,721,000    104,000
         Racing purses and awards.......................    2,230,000    190,000
                                                          ----------- ----------
   Total pari-mutuel commissions........................  $ 6,076,000 $  277,000
                                                          =========== ==========

 TRAK EAST AT SUNFLOWER--LIVE RACING 1994

                                                          GREYHOUNDS    HORSES
                                                             1994        1994
                                                          ----------- ----------
   Total pari-mutuel handle.............................  $74,941,000 $6,274,000
   Less patrons' winning tickets........................   59,778,000  5,012,000
                                                          ----------- ----------
                                                           15,163,000  1,262,000
   Less: State pari-mutuel tax..........................    2,527,000    210,000
         Racing purses and awards.......................    3,372,000    421,000
                                                          ----------- ----------
   Total pari-mutuel commissions........................  $ 9,264,000 $  631,000
                                                          =========== ==========

                             HOLLYWOOD PARK, INC.

  As a stipulation to the granting of race dates the California Horse Racing Board ("CHRB") requires that Hollywood Park designate three days from both the live Spring/Summer Meet and the Autumn Meeting as charity days. With the start of the 1994 Autumn Meeting the charity day law was changed such that the Company's maximum charity day liability will not exceed the net proceeds from the charity days not to exceed 2/10 of 1% of the total live on-track handle for the respective race meet. Charity day payments must be made to a distributing agent approved by the CHRB. The following table summarizes the revenues and expenses that were excluded from the statements of operations for the period prior to the 1994 Autumn Meeting and the total charity day liability for the past three years:

                                                     1995     1994      1993
                                                   -------- -------- ----------
   Racing revenues................................ $      0 $961,000 $1,861,000
   Less: Salaries, wages and employee benefits....        0  285,000    509,000
   Other expenses.................................        0  298,000    517,000
                                                   -------- -------- ----------
   Net proceeds (old charity day law).............        0  378,000 $  835,000
                                                                     ==========
   Add: 2/10 of 1% of live on track pari-mutuel
    handle as of the Autumn Meeting 1994 (revised
    charity day law)..............................  370,000  117,000
                                                   -------- --------
     Total charity day payable.................... $370,000 $495,000
                                                   ======== ========

  Arizona racing law requires that 1% of the total in-state pari-mutuel handle (on-track live pari-mutuel handle and off-track within the state pari-mutuel handle) of three charity days be paid to a distributing agent approved by the Arizona Racing Commission. The Arizona Department of Racing did not assign any charity days in 1995, therefore no payments were required. Turf Paradise paid $29,000 and $16,000 to the distributing agent in 1994, and 1993, respectively.

  The Kansas Racing Commission requires that TRAK East, pay not less than $450,000 in 1994, to a designated charity distributing agent and not less than $500,000 in each year thereafter. Presently, charity payments have been suspended pending the outcome of the current Kansas legislative gaming issues. If Sunflower is able to operate slot machines, then as of May 1996 the charity payments are to resume. If Sunflower is not able to operate slot machines Sunflower's charity agreement with TRAK East will be re-evaluated.

  Hollywood Park conducts simulcast meets of live races held at local southern California race tracks. As of 1993, the Company began to simulcast races from northern California concurrently with live on-track racing. In July 1994, Assembly Bill 1418 was enacted allowing for unrestricted simulcasting between northern and southern California. Previous legislation, enacted in September 1993, limited such simulcasting to races with purses of at least $20,000. A summary of simulcast pari-mutuel handle and commissions for the years ended December 31, are as follows:

 HOLLYWOOD PARK--SIMULCAST RACING

                                              1995         1994         1993
                                          ------------ ------------ ------------
   Pari-mutuel handle:
     Thoroughbred meets.................. $359,689,000 $273,317,000 $190,068,000
     Quarter Horse meets.................   22,793,000   18,754,000   14,349,000
     Harness meets.......................    4,391,000    3,948,000    7,630,000
                                          ------------ ------------ ------------
                                          $386,873,000 $296,019,000 $212,047,000
                                          ============ ============ ============
   Pari-mutuel commissions:
     Thoroughbred meets.................. $ 10,687,000 $  6,795,000 $  3,863,000
     Quarter Horse meets.................      457,000      377,000      287,000
     Harness meets.......................       86,000       79,000      153,000
                                          ------------ ------------ ------------
                                          $ 11,230,000 $  7,251,000 $  4,303,000
                                          ============ ============ ============

                             HOLLYWOOD PARK, INC.

  TRAK East at Sunflower operates year round simulcasting of both greyhounds and horses. Pari-mutuel handle and commissions earned by TRAK East for the year ended December 31, 1995 and March 23, 1994 (the date Sunflower was acquired) through December 31, 1994, are as follows:

 TRAK EAST AT SUNFLOWER--SIMULCAST RACING

                                                            1995        1994
                                                         ----------- -----------
   Pari-mutuel handle:
     Greyhounds......................................... $10,871,000 $ 7,162,000
     Horses.............................................  29,600,000  24,010,000
                                                         ----------- -----------
                                                         $40,471,000 $31,172,000
                                                         =========== ===========
   Pari-mutuel commission:
     Greyhounds......................................... $ 2,342,000 $ 1,361,000
     Horses.............................................   5,742,000   4,690,000
                                                         ----------- -----------
                                                         $ 8,084,000 $ 6,051,000
                                                         =========== ===========

  Turf Paradise accepts simulcasts of live races from other tracks concurrently with live on-track racing as well as operating as a simulcast site for Prescott Downs between live meets. Turf Paradise also accepts simulcast signals on the two dark days (days without live racing) a week during the live on-track meet.

 TURF PARADISE--SIMULCAST RACING

                                               1995        1994        1993
                                            ----------- ----------- -----------
   Pari-mutuel handle all meets............ $55,093,000 $46,549,000 $22,766,000
   Pari-mutuel commissions all meets.......   3,909,000   3,410,000   1,285,000

  The following table summarizes the pari-mutuel handle and commissions earned by TRAK East for the three months ended March 31, 1996 and 1995.

 TRAK EAST--AT SUNFLOWER

                                       FOR THE THREE MONTHS ENDED MARCH 31,
                                   ---------------------------------------------
                                      1996        1995        1996       1995
                                   ----------- ----------- ---------- ----------
                                         GREYHOUNDS               HORSES
                                   ----------------------- ---------------------
   Pari-mutuel handle:
     On-track..................... $ 7,502,000 $14,107,000 $        0 $        0
     Simulcast....................   3,467,000   1,563,000  6,997,000  7,536,000
                                   ----------- ----------- ---------- ----------
                                   $10,969,000 $15,670,000 $6,997,000 $7,536,000
                                   =========== =========== ========== ==========
   Pari-mutuel commissions:
     On-track..................... $   972,000 $ 1,804,000 $        0 $        0
     Simulcast....................     303,000     161,000    424,000    786,000
                                   ----------- ----------- ---------- ----------
                                   $ 1,275,000 $ 1,965,000 $  424,000 $  786,000
                                   =========== =========== ========== ==========

                             HOLLYWOOD PARK, INC.

NOTE 12--INCOME TAXES

  As discussed in Note 1, effective January 1, 1993, the Company adopted SFAS
109. The cumulative effect of the adoption of SFAS 109 of $76,000, as determined as of January 1, 1993, was included as a reduction of income tax expense in the accompanying 1993 consolidated statement of operations. On November 17, 1995, the Company acquired PCM and accounted for the acquisition under the purchase method of accounting. Before the acquisition, PCM was an S-Corporation for income tax purposes and under the terms of the merger was dissolved into Hollywood Park. On March 23, 1994, the Company acquired Sunflower and accounted for the acquisition under the purchase method of accounting. Before the acquisition, Sunflower was an S-corporation and under the terms of the merger became a C-corporation for income tax purposes. Turf Paradise was acquired on August 11, 1994, and was accounted for under the pooling of interests method of accounting. There was no impact to Turf Paradise related to the adoption of SFAS 109.

                                             CURRENT     DEFERRED      TOTAL
                                           -----------  -----------  ----------
   YEAR ENDED DECEMBER 31, 1995:
     U.S. Federal......................... $         0  $   473,000  $  473,000
     State................................      42,000      178,000     220,000
                                           -----------  -----------  ----------
                                           $    42,000  $   651,000  $  693,000
                                           ===========  ===========  ==========
   YEAR ENDED DECEMBER 31, 1994:
     U.S. Federal......................... $ 1,094,000  $   656,000  $1,750,000
     State................................  (1,155,000)     973,000    (182,000)
                                           -----------  -----------  ----------
                                           $  (61,000)  $ 1,629,000  $1,568,000
                                           ===========  ===========  ==========
   YEAR ENDED DECEMBER 31, 1993:
     U.S. Federal......................... $   720,000  $ 1,217,000  $1,937,000
     State................................     200,000   (1,112,000)   (912,000)
                                           -----------  -----------  ----------
                                           $   920,000  $   105,000  $1,025,000
                                           ===========  ===========  ==========

  The following table reconciles the Company's income tax expense to the statutory income tax expense:

                                             1995        1994        1993
                                           ---------  ----------  ----------
   Income (loss) before income tax
    expense............................... $(159,000) $1,816,000  $2,522,000
     Pooling costs........................         0     213,000           0
     Goodwill.............................    72,000           0           0
     Political and lobbying costs.........   353,000     179,000      71,000
     State income taxes...................   145,000    (120,000)   (603,000)
     Valuation allowance..................         0    (465,000)   (533,000)
     Non-deductible expenses..............   260,000           0           0
     Cumulative effect of SFAS 109........         0           0    (249,000)
     Other................................    22,000     (55,000)   (183,000)
                                           ---------  ----------  ----------
   Income tax expense..................... $ 693,000  $1,568,000  $1,025,000
                                           =========  ==========  ==========

                              HOLLYWOOD PARK, INC.

  For the years ended December 31, 1995, and 1994, the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below, along with a summary of activity in the valuation allowance.

                                                        1995          1994
                                                    ------------  ------------
   CURRENT DEFERRED TAX ASSETS:
     Workers' compensation insurance reserve......  $    905,000  $    852,000
     General liability insurance reserve..........       619,000       529,000
     Legal accrual................................        76,000        45,000
     Construction period interest and taxes.......             0        60,000
     Charitable contributions.....................             0        90,000
     Development costs............................       268,000             0
     Lawsuit settlement...........................     2,087,000             0
     Vacation and sick pay accrual................       377,000       107,000
     Bad debt allowance...........................       739,000     2,718,000
     Los Angeles revitalization zone credit.......             0     2,982,000
     Other........................................       177,000       375,000
                                                    ------------  ------------
       Current deferred tax assets................     5,248,000     7,758,000
     Less valuation allowance.....................      (109,000)   (2,931,000)
                                                    ------------  ------------
       Current deferred tax assets................     5,139,000     4,827,000
   CURRENT DEFERRED TAX LIABILITIES:
     Business insurance and other.................      (251,000)     (288,000)
                                                    ------------  ------------
   Net current deferred tax assets................  $  4,888,000  $  4,539,000
                                                    ============  ============
   NON-CURRENT DEFERRED TAX ASSETS:
     Net operating loss carryforwards.............  $    931,000  $          0
     Investment tax credits.......................       468,000       746,000
     Los Angeles revitalization zone tax credits..     6,406,000             0
     Other........................................       156,000             0
     Alternative minimum tax credit...............       412,000       412,000
                                                    ------------  ------------
       Non-current deferred tax assets............     8,373,000     1,158,000
     Less valuation allowance.....................    (5,221,000)      (55,000)
                                                    ------------  ------------
       Non-current deferred tax assets............     3,152,000     1,103,000
   NON-CURRENT DEFERRED TAX LIABILITIES:
     Expansion plans..............................      (400,000)            0
     Los Angeles revitalization zone accelerated
      write-off...................................      (560,000)            0
     Depreciation and amortization................   (11,862,000)  (10,442,000)
     Other........................................      (413,000)            0
                                                    ------------  ------------
       Non-current deferred tax liabilities.......   (13,235,000)  (10,442,000)
                                                    ------------  ------------
   Net non-current deferred tax liabilities.......  $(10,083,000) $ (9,339,000)
                                                    ============  ============

                             HOLLYWOOD PARK, INC.

  The Company is located in the Los Angeles revitalization tax zone and is entitled to special state of California income tax credits related to sales tax paid on operating materials and supplies, on construction assets and wages paid to staff who reside within the zone. With the construction of the Casino the Company earned substantial tax credits related to sales tax paid on the assets acquired and on wages paid to construction employees.

                                                             DECEMBER 31,
                                                         ---------------------
                                                            1995       1994
                                                         ---------- ----------
   Valuation allowance at beginning of period........... $2,986,000 $  746,000
   Valuation allowance utilized during the year.........          0   (465,000)
   Valuation allowance established for California state
     Los Angeles revitalization zone tax credit.........  2,344,000  2,705,000
                                                         ---------- ----------
   Valuation allowance at end of period................. $5,330,000 $2,986,000
                                                         ========== ==========

  At December 31, 1995, the Company had approximately $412,000 of alternative minimum tax credits ("AMT") available to reduce future federal taxes. The AMT credits do not expire; however, the utilization of the AMT credits cannot reduce federal taxes paid below the calculated annual amount of AMT. Hollywood Park recognized investment tax credits ("ITC") using the flow-through method, and these are a reduction of the provision for deferred taxes on income in the year in which the credit arises. ITC are not available to offset AMT. The Company has approximately $468,000 of general business credits available to reduce future U.S. Federal taxes that would otherwise be payable. The ITC expire as follows: 1999--$425,000; and 2000--$43,000. The Tax Reform Act of 1986 effectively eliminated new ITC from being generated in the future.

  The Company has recorded a deferred tax asset of $8,291,000, which includes $931,000 reflecting the benefit of $3,208,000 in federal and state net operating loss carryforwards ("NOL's") generated in 1995. These NOL's expire in 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the NOL's. Although realization is not assured, management believes it is more likely than not that all of this deferred tax asset will be realized. The amount of this deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

  A valuation allowance was established for the full amount of the initial ITC of $746,000 at December 31, 1993. During the year ended December 31, 1994, the Company reduced the valuation allowance by $465,000, due to the fact that the Casino was profitable in the fourth quarter; therefore, the presumption was that it will continue to have profitable operations that will result in taxable income in the future. The Company was able to utilize approximately $278,000 of ITC on 1994's tax return.

NOTE 13--STOCKHOLDERS' EQUITY

  On November 17, 1995, the Company issued 135,164 shares of Hollywood Park common stock as the first installment of the purchase price in the acquisition of PCM. On the first anniversary of the date of acquisition Hollywood Park will issue additional shares of common stock valued at $540,000, and on the second anniversary of the date of acquisition Hollywood Park will issue additional shares of common stock valued at $500,000.

  On March 23, 1994, the Company issued 591,715 shares of Hollywood Park common stock to acquire Sunflower. An additional 55,574 shares of Hollywood Park common stock were subsequently issued to Mr. Richard Boushka, a former Sunflower shareholder, as required by the agreement of merger. The acquisition of Sunflower was accounted for under the purchase method of accounting.

  On August 11, 1994, the Company issued 1,498,016 shares of Hollywood Park common stock to acquire Turf Paradise. The acquisition of Turf Paradise was accounted for under the pooling of interests method of

                             HOLLYWOOD PARK, INC.

accounting and the historical per common share earnings of the Company have been restated as if the acquisition had occurred at the beginning of each period presented.

  On February 9, 1993, the Company successfully completed the issuance of 2,750,000 depositary shares at an offering price of $10.00 per share. Each depositary share represents 1/100 of a share of $70.00 convertible preferred stock of the Company and entitles the holder to all proportional rights and preferences of the underlying convertible preferred stock. The proportionate dividend rate per annum and liquidation preference of the depositary shares are $0.70 and $10.00, respectively, per depositary share.

  Dividends on the convertible preferred stock at an annual rate of $70.00 per share or $0.70 per depositary share are cumulative from the date of original issue and are payable quarterly, starting May 15, 1993. Dividends of approximately $1,925,000 were paid in both 1995 and 1994, and of approximately $1,476,000 in 1993.

  The depositary shares are convertible at the option of the holder at any time, unless previously converted, into common stock, par value $0.10 per share, of the Company at a conversion price of $12.00 per share of common stock (equivalent to a conversion rate of 0.8333 shares of common stock for each depositary share) subject to adjustment under certain circumstances.

  The depositary shares are not convertible before January 1, 1996, and will never be redeemed for cash. On or after January 1, 1996, the depositary shares will be convertible at a conversion ratio of 0.8333 shares of common stock for each depositary share, subject to adjustment in certain circumstances. The Company may exercise this option only if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of the common stock on its principal trading market exceeds $15.00 per share, subject to adjustment in certain circumstances. The convertible preferred stock will not be entitled to the benefit of a sinking fund.

NOTE 14--LEASE OBLIGATIONS

  The Company leases certain equipment primarily for use in racing operations and acquired an immaterial lease of a playing card wash machine in the PCM acquisition. Minimum lease payments required under operating leases that have initial terms in excess of one year as of December 31, 1995 are approximately $1,235,000 in 1996, $1,228,000 in 1997, and $662,000 thereafter. Total rent expense for these long-term lease obligations for the years ended December 31, 1995, 1994 and 1993 was $1,318,000, $1,437,000 and $1,240,000, respectively.

NOTE 15--RETIREMENT PLANS

  Hollywood Park Operating Company has a noncontributory group annuity retirement plan and records pension expense using the projected unit credit cost method. Eligible employees are those employees not covered by a collective bargaining agreement and meet the retirement plan's service requirement. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Company's funding policy is to contribute amounts to the fund at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), but not in excess of the maximum deductible limit. The Company contributed $21,930 to the plan in 1995, and the plan was subject to full funding limitations in 1994; therefore, no contribution was made in 1994.

                             HOLLYWOOD PARK, INC.

 RETIREMENT PLANS FUNDED STATUS

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
   Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested
    benefits of $4,078,000 and $3,803,000 at December
    31, 1995 and 1994, respectively..................   $4,190,000   $3,874,000
                                                        ==========   ==========
   Projected benefit obligation for service rendered
    to date..........................................   $5,080,000   $4,555,000
   Plan assets at fair value.........................    5,754,000    5,296,000
   Plan contribution.................................       22,000            0
                                                        ----------   ----------
   Plan assets in excess of projected benefit
    obligation.......................................      696,000      741,000
   Unrecognized net gain from past experience
    different from that assumed and effects of
    changes in assumptions...........................     (323,000)    (141,000)
   Unrecognized net asset being recognized over 15
    years............................................     (539,000)    (626,000)
                                                        ----------   ----------
   Pension liability.................................   $ (166,000)  $  (26,000)
                                                        ==========   ==========
   Net pension expense--Service cost.................   $  314,000   $  326,000
   Net pension expense--Interest cost................      354,000      316,000
   Actual return on assets...........................     (753,000)     (88,000)
   Net amortization and deferral.....................      247,000     (433,000)
                                                        ----------   ----------
   Net periodic pension cost.........................   $  162,000   $  121,000
                                                        ==========   ==========

  The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8.0% and 5.0%, respectively, at December 31, 1995 and 1994. The expected long-term rate of return on assets was 8.0% at December 31, 1995 and 1994.

  The Company also contributes to several collectively-bargained multi-employer pension and retirement plans (covering full and part-time employees) which are administered by unions, and to a pension plan covering non-union employees which is administered by an association of race track owners. Amounts charged to pension cost and contributed to these plans for the years ended December 31, 1995, 1994 and 1993 totaled $1,781,000, $1,846,000 and
$1,775,000, respectively. Contributions to the collectively-bargained plans are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of employee hours or days worked. Contributions to the non-union plans are based on the covered employees' compensation.

  Information from the plans administrators is not available to permit the Company to determine its share of unfunded vested benefits or prior service liability. It is the opinion of management that no material liability exists.

  There is no defined benefit pension plan for Sunflower or Turf Paradise.

  In December 1995 the Board of Director's Compensation Committee approved a non-qualified Supplementary Employment Retirement Plan ("SERP"), effective April 1, 1996 (therefore no actuarial data is available). The SERP is an unfunded plan, primarily for the purpose of restoring retirement benefits for highly compensated employees. Currently, Messrs. Hubbard, Robbins and Finnigan are eligible to participate in the SERP. The SERP will restore the retirement benefit that was eliminated in 1994 by the Internal Revenue Service, when the maximum annual earnings allowed for qualified pension plans was reduced to $150,000 from $235,840.

                             HOLLYWOOD PARK, INC.

NOTE 16--RELATED PARTY TRANSACTIONS

  The Company entered into an aircraft time sharing agreement with R.D. Hubbard Enterprises, Inc. ("Hubbard Enterprises"), which is wholly owned by Mr. Hubbard, with initial terms of November 1, 1993, through December 31, 1994, and thereafter automatically renews for additional terms of one month each unless written notice of termination is given by either party at least two weeks before the start of a renewal term. The Company agreed to reimburse Hubbard Enterprises for expenses incurred as a result of the Company's use of the aircraft, which totaled approximately $126,000 in 1995, and approximately $139,000 in 1994.

  On March 23, 1994, the Company acquired Sunflower, a greyhound and thoroughbred race track located in Kansas City, Kansas, in which Mr. Hubbard was a 60% shareholder. Sunflower became a wholly owned subsidiary of the Company. The agreement of merger provided that under certain circumstances the former Sunflower shareholders were entitled to receive additional shares of Hollywood Park common stock. As of March 23, 1995, the former Sunflower shareholders transferred their rights to such additional consideration to Hollywood Park for nominal consideration and have no further entitlements to additional consideration.

NOTE 17--STOCK OPTION PLAN

  In 1993, the Company adopted a Stock Option Plan (the "1993 Plan"). The 1993 Plan is administered and terms of option grants are established by the Board of Directors' Compensation Committee. Under the terms of the 1993 Plan, options alone or coupled with stock appreciation rights may be granted to selected key employees, directors, consultants and advisors of the Company. Options become exercisable ratably over a vesting period as determined by the Compensation Committee and expire over terms not exceeding ten years from the date of grant, one month after termination of employment, or six months after the death or permanent disability of the optionee. The purchase price for all shares granted under the 1993 Plan shall be determined by the Compensation Committee, but in the case of incentive stock options, the price will not be less than the fair market value of the common stock at the date of grant. On May 19, 1995, the Company amended the non-qualified stock option agreements issued through this date, to reflect the substantial decline in the fair market value of the common stock, lowering the per share price of the outstanding options to $13.00. In connection with the execution of the Merger Agreement, Hollywood Park reduced the exercise price of each outstanding option to acquire Hollywood Park Common Stock to $10.00 (the fair market value of the applicable underlying stock on the date of repricing). The Company repriced these options solely to provide additional incentives to its officers and employees.

  At the October 30, 1996 Hollywood Park Annual Meeting, Hollywood Park shareholders are being requested to approve the adoption of the Hollywood Park, Inc. 1996 Stock Option Plan (the "1996 Plan"), which provides for the issuance of up to 900,000 shares. The 1993 Plan originally provided for the issuance of up to 625,000 shares of Hollywood Park Common Stock upon exercise of options granted thereunder. As of April 22, 1996, all shares authorized for issuance under the 1993 Plan had either been issued or were subject to outstanding options.

  Except for the provisions governing the number of shares issuable under the 1996 Plan and except for provisions which reflect changes in tax and securities laws, the provisions of the 1996 Plan are substantially similar to the provisions of the 1993 Plan.

  In 1994 Turf Paradise had approximately 23,000 stock options outstanding, all of which were fully exercised prior to the acquisition.

                             HOLLYWOOD PARK, INC.

  The following table summarizes information related to shares under option and shares available for grant under the 1993 Plan.

                                                       1995     1994    1993
                                                      -------  ------- -------
   Options outstanding at beginning of year.......... 235,000  150,000       0
   Options granted during the year...................  15,000   85,000 150,000
   Options expired during the year...................  (1,000)       0       0
                                                      -------  ------- -------
   Options outstanding at end of year................ 249,000  235,000 150,000
                                                      =======  ======= =======
   Total shares available for issuance under the
    plan............................................. 625,000  625,000 625,000
   Per share price of outstanding options issued in
    prior year.......................................  $13.00   $25.50  $ 0.00
   Per share price of outstanding options issued in
    current year.....................................  $13.25   $22.00  $25.50
   Number of shares subject to exercisable option at
    end of year...................................... 128,000   50,000       0

NOTE 18--COMMITMENTS AND CONTINGENCIES

  As previously reported by the Company, and described in the Company's Annual Report on Form 10-K for 1994, six purported class actions (the "Class Actions") were filed beginning in September 1994, against the Company and certain of its directors and officers in the United States District Court, Central District of California (the "District Court") and consolidated in a single action entitled In re Hollywood Park Securities Litigation. The plaintiffs in the Class Actions purported to assert violations of federal securities laws based upon, among other things, allegations that the defendants made overly optimistic statements about the Company. On September 15, 1995 a related stockholder derivative action, entitled Barney v. Hubbard, et al. (the "Derivative Action"), was filed in the California Superior Court for the County of San Diego (the "State Court"). The plaintiff in the Derivative Action purported to assert claims against certain officers and directors of the Company for alleged breach of fiduciary duties.

  The Company and other defendants each denied any liability or wrongdoing and asserted various defenses. The District Court ordered the parties to engage in non-binding mediation in an effort to settle all related claims. As previously reported, as a result of the court ordered mediation, the parties reached an agreement-in-principle to settle all claims raised in the Class and Derivative Actions. The Company entered into the settlements in order to avoid the expense, uncertainty and distraction of further litigation.

  On November 6 and 13, 1995, respectively, the parties executed definitive settlement agreements in the Derivative and Class Actions. Those agreements provided for the release and dismissal of all claims raised or which might have been raised in the Class and Derivative actions, subject to approval by each of the respective courts. In settlement of the Class Actions, a settlement fund in the principal amount of $5,800,000 has been created for the benefit of the alleged class with contributions from the Company and the insurance carrier for its directors and officers. After giving consideration to the amounts to be received by the Company in settlement of the Derivative Action, the Company's net settlement payment in the Class Actions was less than $2,500,000. Under settlement of the Derivative Action, the Company will receive a $2,000,000 payment from the insurance carrier which the Company will use to pay plaintiff's attorneys fees and expenses and partially to defray the Company's payment in the settlement of the Class Actions. The Derivative Action settlement also includes provisions enhancing the Company's financial controls and modifying certain terms of its acquisition of Sunflower.

  On February 26, 1996, the District Court approved the settlement of the Class Actions and entered a judgment dismissing the Class Actions in their entirety. On April 3, 1996, the State Court entered an order approving the settlement of the Derivative Action.

                             HOLLYWOOD PARK, INC.

  The Company also executed a separate settlement as to all purported claims against the Company and its officers and directors by the former controlling stockholder of Turf Paradise (the "Walkers") in connection with the Company's acquisition of Turf Paradise. Under the terms of the consummation of the settlement of the Class and Derivative Actions, the Walkers were excluded from participating in the Class Actions settlement fund, agreed to release all of their potential threatened claims, and are to receive a payment in the principal amount of $2,750,000.

  According to the terms of the settlements of the three actions described above, the Company recorded an accrued lawsuit settlement in the accompanying financial statements of $5,232,000 as of December 31, 1995, which represents a gross amount of $4,482,000 for the Class Actions less the recovery of $2,000,000 from the insurance carrier for the Derivative Action plus $2,750,000 for the Walkers. Lawsuit settlement expense recorded in the accompanying financial statements for the year ended December 31, 1995, represents the $5,232,000 accrued liability discussed above plus $856,000 in legal costs. The accrued lawsuit settlement recorded in the accompanying financial statements as of June 30, 1996 of $2,750,000 represents the settlement with the Walkers.

NOTE 19--UNAUDITED QUARTERLY INFORMATION

  The following is a summary of unaudited quarterly financial data for the years ended December 31, 1995 and 1994:

                                                       1995
                                   --------------------------------------------
                                                               JUNE
                                   DECEMBER 31, SEPTEMBER 30,   30,   MARCH 31,
                                   ------------ ------------- ------- ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Revenues......................    $36,693       $26,595    $42,828  $24,456
                                     =======       =======    =======  =======
   Net income (loss).............    $   212       $(5,637)   $ 4,857  $  (594)
                                     =======       =======    =======  =======
   Net income (loss) available to
    (allocated to) common
    shareholders.................    $  (270)      $(6,118)   $ 4,376  $(1,075)
                                     =======       =======    =======  =======
   Per common share:
     Net income (loss)--primary..    $ (0.01)      $ (0.33)   $  0.24  $ (0.06)
                                     =======       =======    =======  =======
     Net income (loss)--fully
      diluted....................    $ (0.01)      $ (0.33)   $  0.24  $ (0.06)
                                     =======       =======    =======  =======
     Cash dividends..............    $  0.00       $  0.00    $  0.00  $  0.00
                                     =======       =======    =======  =======
                                                       1994
                                   --------------------------------------------
                                                               JUNE
                                   DECEMBER 31, SEPTEMBER 30,   30,   MARCH 31,
                                   ------------ ------------- ------- ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Revenues......................    $38,339       $30,104    $35,975  $12,906
                                     =======       =======    =======  =======
   Net income (loss).............    $ 2,736       $(2,398)   $ 4,855  $(1,421)
                                     =======       =======    =======  =======
   Net income (loss) available to
    (allocated to) common
    shareholders.................    $ 2,254       $(2,879)   $ 4,374  $(1,902)
                                     =======       =======    =======  =======
   Per common share:
     Net income (loss)--primary..    $  0.12       $ (0.16)   $  0.24  $ (0.10)
                                     =======       =======    =======  =======
     Net income (loss)--fully
      diluted....................    $  0.12       $ (0.16)   $  0.24  $ (0.10)
                                     =======       =======    =======  =======
     Cash dividends..............    $  0.00       $  0.00    $  0.00  $  0.00
                                     =======       =======    =======  =======

                             HOLLYWOOD PARK, INC.

NOTE 20--SUBSEQUENT EVENTS--BOOMTOWN, INC.

  On April 23, 1996, the respective Board of Directors of Hollywood Park and of Boomtown, Inc. ("Boomtown") approved and signed the Agreement and Plan of Merger (the "Merger"), among Hollywood Park, Inc., HP Acquisition, Inc. and Boomtown, Inc., where by way of a merger with HP Acquisition, Inc. (a wholly owned subsidiary of Hollywood Park) Boomtown will become a wholly owned subsidiary of the Company. The Merger will be accounted for under the purchase method of accounting, with each issued and outstanding share of Boomtown common stock converted into 0.625 shares of Hollywood Park common stock. Approximately 5,779,000 newly issued shares of the Company's common stock will be issued in the Merger.

  Boomtown owns and operates land-based, dockside and riverboat gaming operations in Verdi, Nevada ("Boomtown Reno"), Las Vegas, Nevada ("Boomtown Las Vegas"), Biloxi, Mississippi ("Boomtown Biloxi"), and Harvey, Louisiana ("Boomtown New Orleans"). Boomtown's properties offer hotel accommodations (at Reno and Boomtown Las Vegas only), gaming and other entertainment amenities to primarily middle income, value oriented customers. The Boomtown properties incorporate an "old west" theme through the use of western memorabilia in their interior decor, country/western music and western dress of their employees.

  The consummation of the Merger is subject to, among other things, (i) approval by the respective stockholders and Boards of Directors of the Company and Boomtown, (ii) receipt of "fairness opinions" from the respective investment bankers representing the Company and Boomtown, (iii) receipt of requisite regulatory approvals and gaming licenses, and (iv) availability of sufficient financing to fund future gaming projects and to fund the repurchase of Boomtown's outstanding notes if "put" to Boomtown by the holders as a consequence of the Merger.

                              HOLLYWOOD PARK, INC.

                SELECTED FINANCIAL DATA BY OPERATIONAL LOCATION

                                       THREE MONTHS ENDED                             SIX MONTHS
                          ----------------------------------------------  YEAR ENDED     ENDED
                          MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, DECEMBER 31,  JUNE 30,
                            1995      1995        1995          1995         1995        1996
                          --------- --------  ------------- ------------ ------------ -----------
                                           (UNAUDITED)                                (UNAUDITED)
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
 Hollywood Park, Inc.
  and Race Track........   $ 5,786  $27,542      $14,750      $18,011      $ 66,089    $ 33,736
 Sunflower Racing,
  Inc. .................     2,638    2,835        2,385        1,917         9,775       1,782
 Turf Paradise, Inc. ...     6,443    3,624        1,480        5,938        17,485       9,816
 Hollywood Park, Inc.--
  Casino Division.......     9,589    8,827        7,980       10,827        37,223      28,946
                           -------  -------      -------      -------      --------    --------
                            24,456   42,828       26,595       36,693       130,572      74,280
                           -------  -------      -------      -------      --------    --------
EXPENSES:
 Hollywood Park, Inc.
  and Race Track........     8,517   19,697       13,634       15,231        57,079      28,857
 Lawsuit settlement.....         0        0        5,627          461         6,088           0
 Sunflower Racing,
  Inc. .................     2,265    2,337        2,544        2,033         9,179       1,703
 Turf Paradise, Inc. ...     4,530    3,148        1,859        4,033        13,570       6,822
 Hollywood Park, Inc.--
  Casino Division.......     6,312    6,519        6,542       10,446        29,819      24,873
                           -------  -------      -------      -------      --------    --------
                            21,624   31,701       30,206       32,204       115,735      62,255
                           -------  -------      -------      -------      --------    --------
INCOME (LOSS) BEFORE
 INTEREST, INCOME TAXES,
 DEPRECIATION,
 AMORTIZATION AND WRITE
 OFF OF INVESTMENT IN
 SUBSIDIARY:
 Hollywood Park, Inc.
  and Race Track........    (2,731)   7,845        1,116        2,780         9,010       4,879
 Lawsuit settlement.....         0        0       (5,627)        (461)       (6,088)          0
 Sunflower Racing,
  Inc. .................       373      498         (159)        (116)          596          79
 Turf Paradise, Inc. ...     1,913      476         (379)       1,905         3,915       2,994
 Hollywood Park, Inc.--
  Casino Division.......     3,277    2,308        1,438          381         7,404       4,073
                           -------  -------      -------      -------      --------    --------
                             2,832   11,127       (3,611)       4,489        14,837      12,025
                           -------  -------      -------      -------      --------    --------
WRITE OFF OF INVESTMENT
 IN SUBSIDIARY:
 Write off of investment
  in Sunflower Racing,
  Inc. .................         0        0            0            0             0      11,412
DEPRECIATION AND
 AMORTIZATION:
 Hollywood Park, Inc.
  and Race Track........     1,351    1,368        1,378        1,389         5,486       2,843
 Sunflower Racing,
  Inc. .................       621      616          616          615         2,468         536
 Turf Paradise, Inc. ...       329      369          311          302         1,311         610
 Hollywood Park, Inc.--
  Casino Division.......       491      509          519          600         2,119       1,411
                           -------  -------      -------      -------      --------    --------
                             2,792    2,862        2,824        2,906        11,384       5,400
                           -------  -------      -------      -------      --------    --------
INTEREST EXPENSE:
 Hollywood Park, Inc.
  and Race Track........        49       49           44           60           202         117
 Sunflower Racing,
  Inc. .................       888      922          913          967         3,690         781
 Turf Paradise, Inc. ...        17        3            1            9            30           0
                           -------  -------      -------      -------      --------    --------
                               954      974          958        1,036         3,922         898
                           -------  -------      -------      -------      --------    --------
INCOME (LOSS) BEFORE
 INCOME TAX EXPENSE
 (BENEFIT):
 Hollywood Park, Inc.
  and Race Track........    (4,131)   6,428         (306)       1,331         3,322       1,919
 Sunflower Racing,
  Inc. .................    (1,136)  (1,040)      (1,688)      (1,698)       (5,562)     (1,238)
 Write off of investment
  in Sunflower Racing,
  Inc. .................         0        0            0            0             0     (11,412)
 Lawsuit settlement.....         0        0       (5,627)        (461)       (6,088)          0
 Turf Paradise, Inc. ...     1,567      104         (691)       1,594         2,574       2,384
 Hollywood Park, Inc.--
  Casino Division.......     2,786    1,799          919         (219)        5,285       2,662
                           -------  -------      -------      -------      --------    --------
                              (914)   7,291       (7,393)         547          (469)     (5,685)
Income tax expense
 (benefit)..............      (320)   2,434       (1,756)         335           693       2,444
                           -------  -------      -------      -------      --------    --------
Net income (loss).......   $  (594) $ 4,857      $(5,637)     $   212      $ (1,162)   $ (8,129)
                           =======  =======      =======      =======      ========    ========
Dividend requirements on
 convertible preferred
 stock..................   $   481  $   481      $   481      $   482      $  1,925    $    962
                           -------  -------      -------      -------      --------    --------
Net income (loss)
 available to (allocated
 to) common
 shareholders...........   $(1,075) $ 4,376      $(6,118)     $  (270)     $ (3,087)   $ (9,091)
                           =======  =======      =======      =======      ========    ========
Per common share:
 Net income (loss)--
  primary...............   $ (0.06) $  0.24      $ (0.33)     $ (0.01)     $  (0.17)   $  (0.49)
 Net income (loss)--
  fully diluted.........   $ (0.06) $  0.24      $ (0.33)     $ (0.01)     $  (0.17)   $  (0.49)
Number of shares--
 primary................    18,370   18,370       18,370       18,486        18,399      18,613
Number of shares--fully
 diluted................    20,661   20,661       20,661       20,778        20,691      20,904

                              HOLLYWOOD PARK, INC.

                           PARI-MUTUEL WAGERING DATA

                                                              SIX MONTHS ENDED
                             FOR THE YEARS ENDED DECEMBER 31,     JUNE 30,
                             -------------------------------- -----------------
                                1995       1994       1993      1996     1995
                             ---------- ---------- ---------- -------- --------
       HOLLYWOOD PARK                      (IN THOUSANDS,
       --------------                        UNAUDITED)
Pari-mutuel handle:
 On-track................... $  185,218 $  229,667 $  245,383 $ 90,716 $ 94,351
 Off-track--shared handle
  wagering..................    476,815    490,537    468,013  277,802  229,650
 Simulcast..................    386,873    296,019    212,047  191,516  194,042
                             ---------- ---------- ---------- -------- --------
  Total..................... $1,048,906 $1,016,223 $  925,443 $560,034 $518,043
                             ========== ========== ========== ======== ========
Pari-mutuel commissions:
 On-track................... $   11,777 $   13,855 $   14,559 $  5,860 $  5,985
 Off-track--shared handle
  wagering..................     14,922     16,371     15,993    8,105    7,436
 Off-track--independent
  handle....................      2,251      1,749      1,167    1,214    1,076
 Simulcast..................     11,229      7,251      4,303    6,022    5,794
                             ---------- ---------- ---------- -------- --------
  Total..................... $   40,179 $   39,226 $   36,022 $ 21,201 $ 20,291
                             ========== ========== ========== ======== ========
       TURF PARADISE
       -------------
Pari-mutuel handle:
 On-track................... $   28,524 $   35,046 $   42,065 $ 16,193 $ 18,268
 Off-track--shared handle
  wagering..................     82,983     61,448     48,606   69,189   46,492
 Simulcast..................     55,093     46,549     22,766   31,203   29,124
                             ---------- ---------- ---------- -------- --------
  Total..................... $  166,600 $  143,043 $  113,437 $116,585 $ 93,884
                             ========== ========== ========== ======== ========
Pari-mutuel commissions:
 On-track................... $    3,753 $    4,289 $    5,177 $  1,926 $  2,483
 Off-track--shared handle
  wagering..................      4,719      4,509      4,182    2,958    2,956
 Off-track--independent
  handle....................        699        297        239      103      507
 Simulcast..................      3,909      3,410      1,285    2,519    1,442
                             ---------- ---------- ---------- -------- --------
  Total..................... $   13,080 $   12,505 $   10,883 $  7,506 $  7,388
                             ========== ========== ========== ======== ========
          COMBINED
          --------
Pari-mutuel handle:
 On-track................... $  213,742 $  264,713 $  287,448 $106,909 $112,619
 Off-track--shared handle
  wagering..................    559,798    551,985    516,619  346,991  276,142
 Simulcast..................    441,966    342,568    234,813  222,719  223,166
                             ---------- ---------- ---------- -------- --------
  Total..................... $1,215,506 $1,159,266 $1,038,880 $676,619 $611,927
                             ========== ========== ========== ======== ========
Pari-mutuel commissions:
 On-track................... $   15,530 $   18,144 $   19,736 $  7,786 $  8,468
 Off-track--shared handle
  wagering..................     19,641     20,880     20,175   11,063   10,392
 Off-track--independent
  handle....................      2,950      2,046      1,406    1,317    1,583
 Simulcast..................     15,138     10,661      5,588    8,541    7,236
                             ---------- ---------- ---------- -------- --------
  Total..................... $   53,259 $   51,731 $   46,905 $ 28,707 $ 27,679
                             ========== ========== ========== ======== ========

                             HOLLYWOOD PARK, INC.

                       CALCULATION OF EARNINGS PER SHARE

                    FOR THE THREE MONTHS ENDED DECEMBER 31,
                   ------------------------------------------
                                            ASSUMING FULL
                         PRIMARY             DILUTION (a)
                   --------------------- --------------------
                    1995    1994   1993   1995   1994   1993
                   ------  ------ ------ ------ ------ ------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Average number of
 common shares
 outstanding...... 18,486  18,370 17,685 18,486 18,370 17,685
Average common
 shares due to
 assumed
 conversion of
 convertible
 preferred
 shares...........      0       0      0  2,292  2,292  2,292
                   ------  ------ ------ ------ ------ ------
  Total shares.... 18,486  18,370 17,685 20,778 20,662 19,977
                   ======  ====== ====== ====== ====== ======
Net income........ $  212  $2,736 $1,105 $  212 $2,736 $1,105
Less dividend
 requirements on
 convertible
 preferred
 shares...........    482     481    481      0      0      0
                   ------  ------ ------ ------ ------ ------
Net income (loss)
 available to
 (allocated to)
 common
 shareholders..... $ (270) $2,255 $  624 $  212 $2,736 $1,105
                   ======  ====== ====== ====== ====== ======
Net income (loss)
 per share........ $(0.01) $ 0.12 $ 0.04 $ 0.01 $ 0.13 $ 0.06
                   ======  ====== ====== ====== ====== ======
                        FOR THE YEARS ENDED DECEMBER 31,
                   ---------------------------------------------
                                              ASSUMING FULL
                          PRIMARY             DILUTION (a)
                   ---------------------- ----------------------
                    1995     1994   1993   1995     1994   1993
                   -------  ------ ------ -------  ------ ------
Average number of
 common shares
 outstanding......  18,399  18,224 15,418  18,399  18,224 15,418
Average common
 shares due to
 assumed
 conversion of
 convertible
 preferred
 shares...........       0       0      0   2,291   2,291  2,047
                   -------  ------ ------ -------  ------ ------
  Total shares....  18,399  18,224 15,418  20,690  20,515 17,465
                   =======  ====== ====== =======  ====== ======
Net income
 (loss)........... $(1,162) $3,772 $6,393 $(1,506) $3,772 $6,393
Less dividend
 requirements on
 convertible
 preferred
 shares...........   1,925   1,925  1,718       0       0      0
                   -------  ------ ------ -------  ------ ------
Net income (loss)
 available to
 (allocated to)
 common
 shareholders..... $(3,087) $1,847 $4,675 $(1,506) $3,772 $6,393
                   =======  ====== ====== =======  ====== ======
Net income (loss)
 per share........ $ (0.17) $ 0.10 $ 0.30 $ (0.07) $ 0.18 $ 0.37
                   =======  ====== ====== =======  ====== ======
                                              FOR THE SIX MONTHS ENDED JUNE 30,
                                             ---------------------------------
                                                               ASSUMING FULL
                                                 PRIMARY        DILUTION (a)
                                             ---------------- ----------------
                                              1996     1995    1996     1995
                                             -------  ------- -------  -------
                                                       (UNAUDITED)
Average number of common shares
 outstanding................................  18,613   18,370  18,613   18,370
Average common shares due to assumed
 conversion of convertible preferred
 shares.....................................       0        0   2,291    2,291
                                             -------  ------- -------  -------
  Total shares..............................  18,613   18,370  20,904   20,661
                                             =======  ======= =======  =======
Net loss.................................... $(8,129) $ 4,263 $(8,129) $ 4,263
Less dividend requirements on convertible
 preferred shares...........................     962      962       0        0
                                             -------  ------- -------  -------
Net loss allocated to common shareholders... $(9,091) $ 3,301 $(8,129) $ 4,263
                                             =======  ======= =======  =======
Net loss per share.......................... $ (0.49) $  0.18 $ (0.39) $  0.21
                                             =======  ======= =======  =======

- --------
(a) The computed values assuming full dilution are anti-dilutive; therefore, the primary share values are presented on the face of the consolidated Statements of Operations.

                  BOOMTOWN CONSOLIDATED FINANCIAL STATEMENTS

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors Boomtown, Inc.

  We have audited the accompanying consolidated balance sheets of Boomtown, Inc. (the "Company") as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boomtown, Inc. at September 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                       ERNST & YOUNG LLP

Reno, Nevada
November 17, 1995

                                 BOOMTOWN, INC.

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

                                                 SEPTEMBER 30,
                                               -----------------    JUNE 30,
                                                 1995     1994        1996
                                               -------- -------- ------------
                                                                 (UNAUDITED)
                   ASSETS:
Current assets:
Cash and cash equivalents (including
 restricted cash of approximately $2.4
 million and $3.2 million at September 30,
 1995 and 1994, respectively)................  $ 20,775 $ 11,391  $ 21,587
Accounts receivable, net.....................       924    1,321       921
Income taxes receivable, net.................     1,508      --      3,112
Inventories..................................     2,715    3,016     1,596
Prepaid expenses.............................     7,025    7,118     5,707
Other current assets.........................       765      664       584
                                               -------- --------  --------
    Total current assets.....................    33,712   23,510    33,508
Property, plant and equipment, at cost, net..   150,955  157,298   146,413
Goodwill, net................................     6,644    7,020     6,361
Investment in lease, net.....................    13,077   13,622       --
Notes receivable from a related party........    27,294   27,294     8,465
Other assets.................................     7,516    9,723     9,439
                                               -------- --------  --------
  Total assets...............................  $239,198 $238,467  $204,186
                                               ======== ========  ========
    LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
Accounts payable.............................  $  3,747 $  9,069  $  4,108
Accrued compensation.........................     2,930    1,610     4,458
Other accrued liabilities....................     9,740    6,954     9,747
Accrued interest payable.....................     4,959    4,959     2,034
Income taxes payable.........................       506      483       116
Long-term debt due within one year...........     2,948    2,195     4,795
                                               -------- --------  --------
    Total current liabilities................    24,830   25,270    25,258
Long-term debt due after one year (net of
 unamortized discount of approximately $2.66
 million, $2.85 million and $2.50 million, at
 September 1995 and 1994 and June 30, 1996
 (unaudited), respectively)..................   106,547  105,140   104,732
Deferred income taxes........................     1,621      --      2,607
Deferred gain on sale leaseback..............       213      --        124
Minority interest............................       741       39     1,363
Commitments and contingencies (Notes 7 and
 13)
Stockholders' equity:
  Common stock, $.01 par value, 20,000,000
   shares authorized, 9,233,074, 9,224,404
   and 9,255,915 issued and outstanding, at
   September 30, 1995 and 1994 and June 30,
   1996 (unaudited), respectively, net of a
   note receivable from stockholder of
   $221,000 .................................   103,453  103,348   103,593
  Retained earnings (deficit)................     1,793    4,670   (33,490)
                                               -------- --------  --------
    Total stockholders' equity...............   105,246  108,018    70,103
                                               -------- --------  --------
  Total liabilities and Stockholders'
   equity....................................  $239,198 $238,467  $204,186
                                               ======== ========  ========

                            See accompanying notes.

                                 BOOMTOWN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             NINE MONTHS ENDED
                                YEARS ENDED SEPTEMBER 30,        JUNE 30,
                                ---------------------------  ------------------
                                  1995      1994     1993      1996      1995
                                --------  --------  -------  --------  --------
                                                                (UNAUDITED)
                                                             ------------------
                                 (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
REVENUES:
  Gaming/hotel operations:
    Gaming....................  $189,306  $ 76,326  $42,416  $139,350  $139,832
    Family entertainment
     center...................     6,387     3,656    1,240     4,428     4,370
    Food and beverage.........    15,613     7,973    3,877    12,294    11,373
    Hotel and recreational
     vehicle park.............     6,584     3,082    1,450     5,479     4,858
    Showroom..................       440       329      --        --        --
  Truck stop, service station
   and mini-mart..............    10,811    10,858    8,407     9,815     7,405
  Other income................     2,626     1,152    1,256     1,990     1,863
                                --------  --------  -------  --------  --------
                                 231,767   103,376   58,646   173,356   169,701
COSTS AND EXPENSES:
  Gaming/hotel operations:
    Gaming....................    73,233    30,818   18,373    54,608    54,085
    Gaming equipment leases...     5,811       412      --      5,041     4,139
    Family entertainment
     center...................     3,274     1,762      648     2,390     2,260
    Food and beverage.........    17,638     8,179    3,349    14,569    12,656
    Hotel and recreational
     vehicle park.............     3,168     1,706      530     2,211     2,316
    Showroom..................       308     2,130      --        --        --
    Pre-opening expenses......       --     15,787      --        --        --
  Discontinued projects/future
   development................     6,054       --       --        920     6,054
  Truck stop, service station
   and mini-mart..............     9,722     9,661    7,364     8,869     6,619
  Marketing and promotion.....    19,593     7,524    3,358    16,556    14,512
  General and administrative..    75,297    25,760   12,591    52,751    54,248
  Depreciation and
   amortization...............    10,422     5,891    3,839     8,135     7,635
  Loss on termination of Blue
   Diamond interest...........       --        --       --     36,563       --
                                --------  --------  -------  --------  --------
                                 224,520   109,630   50,052   202,613   164,524
                                --------  --------  -------  --------  --------
Income (loss) from
 operations...................     7,247    (6,254)   8,594   (29,257)    5,177
Interest expense, net of
 capitalized interest.........   (13,434)   (5,632)  (1,033)  (10,362)   (9,806)
Interest income...............     3,081     2,624      426     2,341     2,272
Other income..................       --        --       --        827       --
Gain on sale of assets........       --        --       --        240       173
Loss on marketable securities
 (before interest income).....       --     (1,691)     --        --        --
                                --------  --------  -------  --------  --------
Income (loss) before minority
 interests in operations of
 consolidated partnerships,
 extraordinary items and
 income taxes.................    (3,106)  (10,953)   7,987   (36,211)   (2,184)
Minority interests in
 operations of consolidated
 partnerships.................     1,105       351      --        878       112
                                --------  --------  -------  --------  --------
Income (loss) before
 extraordinary items and
 income taxes.................    (2,001)  (10,602)   7,987   (35,333)   (2,072)
Provision (benefit) for income
 taxes........................       876    (2,779)   3,035       (50)     (860)
                                --------  --------  -------  --------  --------
Income (loss) before
 extraordinary loss...........    (2,877)   (7,823)   4,952   (35,283)   (1,212)
Extraordinary loss--early
 extinguishment of debt, net
 of tax effect of
 approximately $141 in 1994
 and $226 in 1993.............       --       (229)    (370)      --        --
                                --------  --------  -------  --------  --------
Net income (loss).............  $ (2,877) $ (8,052) $ 4,582  $(35,283) $ (1,212)
                                ========  ========  =======  ========  ========
PER COMMON SHARE:
  Income (loss) before
   extraordinary item:
    Primary...................  $  (0.31) $  (0.90) $  0.65  $  (3.82) $   (.13)
    Fully diluted.............  $  (0.31) $  (0.90) $  0.65  $  (3.82) $   (.13)
  Net income (loss):
    Primary...................  $  (0.31) $  (0.93) $  0.60  $  (3.82) $   (.13)
    Fully diluted.............  $  (0.31) $  (0.93) $  0.60  $  (3.82) $   (.13)
Number of Shares--primary.....     9,228     8,690    7,503     9,243     9,227
Number of Shares--fully
 diluted......................     9,228     8,690    7,503     9,243     9,227

                            See accompanying notes.

                                 BOOMTOWN, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1994, 1993
              AND THE NINE MONTHS ENDED JUNE 30, 1996 (UNAUDITED)
                                 (IN THOUSANDS)

                                         COMMON STOCK   RETAINED       TOTAL
                                        --------------- EARNINGS   STOCKHOLDERS'
                                        SHARES  AMOUNT  (DEFICIT)     EQUITY
                                        ------ -------- ---------  -------------
Balances, September 30, 1992            3,380  $  5,122 $  8,189     $ 13,311
  Proceed from public offerings........ 5,126    83,191      --        83,191
  Dividends paid.......................   --        --       (50)         (50)
  Net income...........................   --        --     4,583        4,583
                                        -----  -------- --------     --------
Balances, September 30, 1993........... 8,506  $ 88,313 $ 12,722     $101,035
  Issuance of common stock warrants....   --      2,995      --         2,995
  Employer 401(k) contributions........     4        76      --            76
  Shares issued in exchange for
   additional interest in Blue Diamond
   Hotel & Casino, Inc. ...............   714    11,964      --        11,964
  Net loss.............................   --        --    (8,052)      (8,052)
                                        -----  -------- --------     --------
Balances, September 30, 1994........... 9,224   103,348    4,670      108,018
  Employer 401(k) contributions........     9       105      --           105
  Net loss.............................   --        --    (2,877)      (2,877)
                                        -----  -------- --------     --------
Balances, September 30, 1995........... 9,233   103,453    1,793      105,246
  Employer 401(k) contributions
   (unaudited).........................    23       140      --           140
  Net loss (unaudited).................   --        --   (35,283)     (35,283)
                                        -----  -------- --------     --------
Balances, June 30, 1996 (unaudited).... 9,256  $103,593 $(33,490)    $ 70,103
                                        =====  ======== ========     ========



                            See accompanying notes.

                                 BOOMTOWN, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                             NINE MONTHS ENDED
                               YEARS ENDED SEPTEMBER 30,         JUNE 30,
                              -----------------------------  ------------------
                                1995      1994       1993      1996      1995
                              --------  ---------  --------  --------  --------
                                                                (UNAUDITED)
                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)..........  $ (2,877) $  (8,052) $  4,582  $(35,283) $ (1,212)
 Adjustments to reconcile
  net income (loss) to net
  cash provided by (used in)
  operating activities:
  Lease expense recorded in
   exchange for limited
   partnership interest.....     2,000        389       --      1,500     1,500
  Minority interests in
   operations of
   consolidated
   partnerships.............    (1,105)      (351)      --       (878)     (112)
  Gain (loss) on sale of
   property, plant and
   equipment................       164        (57)      126       240       173
  Depreciation and
   amortization.............    10,422      5,891     3,933     8,135     7,635
  Loss on termination of
   Blue Diamond interest....       --         --        --     36,563       --
  Deferred income taxes.....     1,614     (4,145)      397     1,199       962
 Changes in operating assets
  and liabilities:
  Accounts receivable.......       397     (1,011)      (87)      (31)      213
  Income taxes receivable...    (1,508)       --        --     (1,605)   (1,108)
  Inventories...............       301     (2,453)     (135)      275      (162)
  Prepaid expenses..........        93     (4,971)     (620)    1,319     2,109
  Accounts payable..........    (5,406)     7,950      (303)      377    (5,056)
  Income taxes payable......        24        213      (530)    1,096        12
  Accrued compensation......     1,320        631      (121)    1,528     1,704
  Other accrued
   liabilities..............     4,189      4,467      (646)       57     2,036
  Other changes, net........       312      1,317       (31)   (4,297)   (4,319)
                              --------  ---------  --------  --------  --------
   Net cash provided by
    (used in) operating
    activities..............     9,940       (182)    6,565    10,195     4,375
                              --------  ---------  --------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from sale of
  property and equipment....     7,953     17,464        23       405     7,789
 Payments for purchases of
  property and equipment....   (15,146)  (114,729)  (23,849)   (7,168)  (13,363)
 Payments of future
  development costs.........     1,871     (1,775)      --        --      1,871
 Loans to a related party...       --      (7,794)  (19,500)      --        --
 Change in construction
  related payables..........    (1,472)       680       821       (16)   (1,456)
                              --------  ---------  --------  --------  --------
   Net cash used in
    investing activities....    (6,794)  (106,154)  (42,505)   (6,779)   (5,159)
                              --------  ---------  --------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from additions to
  short-term borrowings.....     5,000        --        --        --      5,000
 Repayments on short-term
  borrowings................    (5,000)       --        --        --     (5,000)
 Pre-payment of property
  lease.....................       --         --        --     (2,480)      --
 Net proceeds from additions
  to long-term debt.........     8,794    100,240    14,998     2,457     9,036
 Principal payments on long-
  term debt.................    (2,363)      (107)  (47,631)   (2,581)   (1,686)
 Net proceeds from public
  stock offerings...........       --         --     83,191       --        --
 Payment of accrued
  preferred dividends.......       --         --        (50)      --        --
 Redemption of preferred
  stock.....................       --         --     (2,000)      --        --
 Distributions to limited
  partner...................      (193)       --        --        --       (242)
                              --------  ---------  --------  --------  --------
   Net cash provided by
    (used in) financing
    activities..............     6,238    100,133    48,508    (2,604)    7,108
                              --------  ---------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents..     9,384     (6,203)   12,568       812     6,324
Cash and cash equivalents
 Beginning of period........    11,391     17,594     5,026    20,775    11,391
                              --------  ---------  --------  --------  --------
 End of period..............  $ 20,775  $  11,391  $ 17,594  $ 21,587  $ 17,715
                              ========  =========  ========  ========  ========

                            See accompanying notes.

                                BOOMTOWN, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation and consolidation--The consolidated financial statements include the accounts of Boomtown, Inc. (the "Company"), a Delaware corporation, and all of its controlled subsidiaries and partnerships. The significant operating subsidiaries include gaming operations in Reno, Las Vegas ("Blue Diamond"), Biloxi ("Mississippi Partnership") and New Orleans ("Louisiana Partnership"). All significant intercompany accounts and transactions have been eliminated.

  Interim Financial Information--The interim financial information is unaudited. In the opinion of management, all adjustments considered necessary for a fair presentation of its consolidated financial position at June 30, 1996, the consolidated results of operations for the nine months ended June 30, 1996 and 1995 and the consolidated cash flows for the nine months ended June 30, 1996 and 1995 have been included. All adjustments to the interim financial information were of a normal recurring nature and consistent with the adjustments made in the financial statements for the fiscal years ended September 30, 1993, 1994 and 1995, respectfully. The Company's operations are seasonal and thus consolidated operating results for the nine months ended June 30, 1996 should not be considered indicative of the results that may be expected for the fiscal year ending September 30, 1996.

  Use of Estimates--The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which require the Company's management to make estimates and assumptions that affect the amounts reported therein. Actual results could vary from such estimates.

  Cash and cash equivalents--Cash and cash equivalents consist of cash on hand and in banks, interest bearing deposits and highly liquid investments with original maturities of three months or less. Cash equivalents are carried at cost which approximates market. The Company paid interest of approximately $1,157,000 (net of $192,000 capitalized), $107,000 (net of $5,895,000 capitalized) and $13,111,000 (net of $701,000 capitalized) and income taxes of approximately $3,145,000, $1,089,000 and $746,000 during the years ended September 30, 1993, 1994, and 1995, respectively. Long-term debt incurred for the purchase of property and equipment during the years ended September 30, 1994 and 1995 amounted to approximately $6,296,000 and $1,677,000 respectively (none in 1993).

  Included in cash and cash equivalents at September 30, 1994 and 1995 was approximately $2,400,000 held by the Company for future construction by the Mississippi Partnership (Note 7). In addition, approximately $800,000 was restricted for the payment of construction costs related to property expansions in process at September 30, 1994.

  Concentrations of credit risk--The Company places its cash in short-term investments which potentially subject the Company to concentrations of credit risk. Such investments are made with financial institutions having a high credit quality, and are collateralized by securities issued by the United States Government and other investment grade securities.

  Inventories--Inventories consist primarily of fuel and petroleum products, food and beverage stock, and hotel linens and supplies, and are stated at the lower of cost (determined using the first-in, first-out method) or market.

  Depreciation and amortization--Depreciation and amortization of property, plant and equipment is provided on the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term. Specific estimated useful lives of each class of property, plant and equipment are as follows:

      Buildings and Improvements.................................... 20-35 years
      Furniture and fixtures........................................  7-10 years
      Gaming equipment..............................................  5-10 years
      Outdoor signs................................................. 10-20 years
      Other assets..................................................  3-15 years

                                BOOMTOWN, INC.

  Intangibles--Goodwill relates to the acquisition of the Reno property in 1988 and the investment in lease resulted when the Company purchased the remaining 50% ownership interest in Blue Diamond (Note 4). Also, as more fully discussed in Note 4, Blue Diamond has an option to purchase the resort. Should the Company exercise the resort purchase option the investment in lease will be capitalized as a part of the resort purchase price. Conversely, should the Company not exercise the resort purchase option the investment in lease will be expensed. Both goodwill and the investment in lease are being amortized on the straight-line method over twenty-five years. Accumulated amortization at September 30, 1994 and 1995 was approximately $2,393,000 and $3,314,000 respectively.

  The carrying value of intangibles is periodically evaluated by management and if facts and circumstances indicate an impairment, the amount will be reduced.

  Future development costs--The Company capitalizes costs associated with new gaming projects until 1) the project is no longer considered viable and the costs are expensed or 2) the likelihood of the project is relatively certain and the costs are reclassified to pre-opening and expensed when operations commence. Capitalized future development costs amounted to approximately $2,164,000 at September 30, 1994 and is included on the accompanying consolidated balance sheet as other assets. During the year ended September 30, 1995, the Company expensed approximately $6,054,000 of future development costs (none in 1993 or 1994). These amounts are classified as discontinued projects in the accompanying statements of operations.

  Income taxes--The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the Company to record deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes, and classifies deferred tax liabilities and assets into current and non-current amounts based on the classification of the related assets and liabilities.

  Minority interest--Minority interest represents the minority limited partners' proportionate share of the equity and operations of the consolidated partnerships.

  Gaming revenues and promotional allowances--In accordance with industry practice, the Company recognizes as gaming revenues the net win from gaming activities, which is the difference between gaming wins and losses. Revenues in the accompanying consolidated statements of operations exclude the retail value of rooms, food and beverage, and other promotional allowances provided to customers without charge. The estimated costs of providing such promotional allowances have been classified as gaming operating expenses through interdepartmental allocations as follows:

                                                  YEARS ENDED SEPTEMBER 30,
                                              ---------------------------------
                                                 1993       1994       1995
                                              ---------- ---------- -----------
   Food and beverage........................  $3,099,000 $5,433,000 $11,638,000
   Hotel....................................     134,000    172,000     400,000
   Other....................................      17,000     43,000     167,000
                                              ---------- ---------- -----------
   Total costs allocated to gaming operating
    expenses................................  $3,250,000 $5,648,000 $12,205,000
                                              ========== ========== ===========

  Pre-opening expenses--Pre-opening expenses were associated with the acquisition, development and opening of the Company's new casino resorts. These amounts were expensed in fiscal 1994 when the casinos commenced operations and include items that were capitalized as incurred prior to opening and items that are directly related to the opening of the property and are non-recurring in nature.

  Net income (loss) per share of common stock--Net income per share of common stock is computed based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding

                                BOOMTOWN, INC.

during the period. Net loss per share is computed using the weighted average number of shares of common stock outstanding and common equivalent shares from stock options and warrants are excluded from the computation because their effect is antidilutive.

  Fully diluted earnings (loss) per share amounts are the same as primary per share amounts for the periods presented.

  Supplementary earnings per share data--In connection with a public offering of the Company's common stock during October 1992, the Company used a portion of the net proceeds to repay the subordinated term note and redeem its outstanding preferred stock (Note 2). The following reflects supplementary earnings per share data as if the subordinated debt and preferred stock transactions described occurred on October 1, 1992, and the weighted average shares outstanding reflect only the increase in the number of shares necessary on a net proceeds of offering basis to repay the subordinated debt and redeem all outstanding preferred stock:

                                                                  YEAR ENDED
                                                              SEPTEMBER 30, 1993
                                                              ------------------
      Net income applicable to common stock..................     $5,036,430
                                                                  ==========
      Net income per share of common stock...................     $      .90
                                                                  ==========
      Weighted average shares outstanding....................      5,611,403
                                                                  ==========

  Reclassifications--Certain reclassifications have been made to the year ended September 30, 1993, and 1994 consolidated financial statements to conform to the 1995 presentation. In addition, certain reclasses were also made to the nine months ended June 30, 1995 consolidated financial statements to conform to the June 30, 1996 presentation.

2. ISSUANCE OF COMMON STOCK AND WARRANTS

  During October 1992, the Company sold 2,901,786 shares of common stock in an initial public offering which generated net proceeds of approximately $26 million after deducting underwriting discounts and expenses. In addition, a stockholder of the Company (the "Selling Stockholder") sold 835,714 shares of common stock in the public offering and received proceeds, net of underwriting discounts, of approximately $7.8 million. The Company used $15 million of its proceeds to repay a subordinated term note and $2 million to redeem all of its outstanding preferred stock held by the Selling Stockholder.

  In connection with the Company's initial public offering, the Company sold to the underwriters, for an aggregate of $25,000, warrants to purchase 162,500 shares of the Company's common stock at $12 per share. The warrants expire in October 1997 and 50% became exercisable in October 1993 and the remaining 50% became exercisable in October 1994. At any time after October 1994 and prior to the expiration of the warrants, the holders have a one time right to demand a registration of the underlying shares, with expenses of such registration to be paid by the Company.

  During June 1993, the Company sold 2,223,380 shares of common stock in a public offering which generated net proceeds of approximately $57.2 million after deducting underwriting discounts and expenses. The proceeds were used to fund a portion of the construction costs of the new gaming facilities and for general corporate purposes. In addition, a stockholder of the Company sold 1,686,620 shares of common stock in the public offering and received proceeds, net of underwriting discounts, of $43.9 million.

  During November 1993, in connection with the placement of the First Mortgage Notes (Note 5), the Company issued 472,500 warrants to purchase Common Stock at $21.19 per share. The warrants became exercisable on December 10, 1993 and expire on November 1, 1998.

                                BOOMTOWN, INC.

3. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following (in thousands):

                                                   SEPTEMBER 30,
                                                 -----------------  JUNE 30,
                                                   1994     1995      1996
                                                 -------- -------- -----------
                                                                   (UNAUDITED)
   Buildings and improvements................... $ 78,741 $102,979  $102,508
   Equipment....................................   30,931   24,834    27,844
   Boat.........................................   18,274   18,925    18,925
   Land and land improvements...................   18,888   17,397    17,686
   Furniture and fixtures.......................   11,163   13,166    10,099
   Construction-in-progress.....................   19,290    1,631     1,089
                                                 -------- --------  --------
                                                  177,287  178,932   178,151
   Less accumulated depreciation and
    amortization................................   19,989   27,977    32,785
                                                 -------- --------  --------
                                                  157,298  150,955   145,366
   Plus property, plant, and equipment to be
    disposed of.................................      --       --      1,047
                                                 -------- --------  --------
                                                 $157,298 $150,955  $146,413
                                                 ======== ========  ========

  The construction-in-progress amounts at September 30, 1994 and 1995 relate primarily to the costs associated with the construction of the land-based facility in Harvey, Louisiana.

  Amortization of leased assets is included in depreciation and amortization expense.

4. RELATED PARTY TRANSACTIONS

  The note receivable from a stockholder was issued in connection with the stockholder's purchase of the Company's Common Stock, and therefore has been presented as a reduction of common stockholders' equity in the accompanying consolidated balance sheets. This note, as amended, bears interest at 6% with interest and principal payable in four annual installments commencing December 31, 1995.

  The Company has loaned IVAC, a California general partnership controlled by, Edward P. Roski, Jr. a stockholder and a member of the Company's Board of Directors (the "Stockholder"), approximately $27.3 million (the "IVAC Notes") at September 30, 1994 and 1995. One of the notes has a principal balance of $7.5 million and the other note, a variable principal note, has a principal balance of $19.8 million at September 30, 1994 and 1995, and both notes bear interest at 10%. The IVAC Notes are secured by separate deeds of trust on the resort, which deeds of trusts are subordinate to separate deeds of trust securing Blue Diamond and the Company's obligations in connection with the Indenture. As defined in the terms of the IVAC Notes, interest became payable upon commencement of Blue Diamond's Las Vegas operations. If the Company exercises the purchase option, the IVAC notes, and all unpaid interest (including approximately $1.5 million in interest on the IVAC Notes prior to the commencement of operations, which the Company has not accrued) will be forgiven as part of the resorts purchase price. Should the Company elect not to exercise the purchase option, IVAC will be required to repay the IVAC Notes to the Company 30 months after the date the Resort Option has expired without exercise (May 1999) (including the pre-commencement interest referred to previously). Interest income related to the IVAC Notes amounted to approximately $975,000 and $2,729,000 during the years ended September 30, 1994 and 1995, and offsets a portion of the rent discussed in the following paragraph. Interest receivable from IVAC at September 30, 1995 amounted to approximately $227,000.

  Prior to commencing gaming operations at the Las Vegas site on May 20, 1994, the Company owned 50% of Blue Diamond and the Stockholder owned the remaining 50% of Blue Diamond. After commencement of operations of Blue Diamond, the Company exercised its option to purchase all of the stockholder's ownership interest in Blue Diamond for 714,286 shares of the Company's common stock. Blue Diamond is leasing the resort from IVAC for an initial term of five years with certain renewal options in certain very limited

                                BOOMTOWN, INC.

circumstances. Blue Diamond has an option to purchase the resort from IVAC exercisable during a period of six months beginning in May 1996 in exchange for, at IVAC's option, either 1) shares of the Company's Common Stock (which would be at a minimum of 2.5 million shares) or 2) cash (which amount would be a minimum of $40 million). At the time of exercise, the investment in lease (Note 1) would be capitalized as a part of the resort purchase price. In addition, the Company's loans to IVAC including accrued interest (preceding paragraph) would be capitalized as part of the resort purchase price.

  If Blue Diamond does not exercise the Resort Purchase Option prior to the expiration of the option term, Blue Diamond would not have the right to renew its current lease of the Resort which expires in July 1999 (the "Expiration Date"), and would effectively lose all interest in the resort upon the Expiration Date. If the Company does not exercise the purchase option, upon expiration of the lease, IVAC will have a right to purchase at book value all of Blue Diamond's furniture, fixtures and equipment at the property (including owned gaming equipment, valued at approximately $5.2 million as of September 30, 1995). Further, should the Company not exercise the Resort Purchase Option, at the end of the option term, if it expires unexercised, the investment in lease (with a carrying value of approximately $13.1 million at September 30, 1995) will be expensed and IVAC, would be required to repay the loans made by Boomtown to IVAC 30 months after the Resort Option has expired (May 1999).

  Subsequent to June 30, 1996, the Company entered into an agreement to terminate the lease related to the Blue Diamond resort. See Note 13 for a further discussion of the Agreement.

  The Company owns an 85% interest in the Mississippi Partnership. As a result of executing a lease for the property upon which Mississippi Partnership's Biloxi, Mississippi gaming facility is located (Note 7), a 15% limited partnership interest was transferred to an individual (the "Lessor") in lieu of base rent payments for the first two years. After three years of operation, either the Company or the Lessor may exercise an option to convert the Lessor's ownership interest into the Company's common stock or cash, at the option of the Lessor, at an amount calculated per the agreement which is based upon a multiple of earnings.

  The Company owns a 92.5% interest in the Louisiana Partnership. The remaining 7.5% limited partnership interest is owned by the Lessor identified in the preceding paragraph (the "Partner"). After three years of operation, either the Company or the Partner may exercise an option to convert the Partner's ownership interest in the Louisiana Partnership into the Company's common stock or cash, at the option of the Partner, at an amount calculated per the agreement which is based upon a multiple of earnings. Quarterly distributions to all partners, will be required in both the Mississippi Partnership and the Louisiana Partnership based upon the pro-rata share of cash flow generated, as defined.

                                BOOMTOWN, INC.

5. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                     SEPTEMBER 30,
                                                   -----------------  JUNE 30,
                                                     1994     1995      1996
                                                   -------- -------- -----------
                                                                     (UNAUDITED)
   11.5% first mortgage notes (net of unamortized
    discount of approximately $2.8 million and
    $2.7 million at September 30, 1994 and 1995
    and $2.5 million at June 30, 1996
    (unaudited)..................................  $100,655 $100,842  $100,998
   13% note payable..............................       --     4,336     3,519
   11.5% note payable............................       490    2,431     1,568
   Capital lease obligations.....................       --     1,126     2,911
   12.25% note payable...........................       --       760       531
   12% note payable..............................     6,042      --        --
   Non-interest bearing notes payable............       148      --        --
                                                   -------- --------  --------
                                                    107,335  109,495   109,527
   Less amounts due within one year..............     2,195    2,948     4,795
                                                   -------- --------  --------
                                                   $105,140 $106,547  $104,732
                                                   ======== ========  ========


  On November 24, 1993, the Company completed the private placement of $103.5 million of 11.5% First Mortgage Notes Due November 2003 (the "Notes"). Interest on the Notes is payable semi-annually. The Notes will be redeemable at the option of the Company, in whole or in part, on or after November 1, 1998, at a premium to the face amount ($103.5 million) which decreases on each subsequent anniversary date, plus accrued interest to the date of redemption. The Notes are secured by substantially all of the Company's assets.

  The Indenture governing the Notes places certain business, financial and operating restrictions on the Company and its subsidiaries including, among other things, the incurrence of additional indebtedness, issuance of preferred equity interests and entering into operating leases; limitations on dividends, repurchases of capital stock of the Company and redemption's of subordinated debt; limitations on transactions with affiliates; limitations on mergers, consolidations and sales of assets; limitations on amending existing partnership and facility construction agreements; and limitations on the use of proceeds from the issuance of the Notes.

  The 13%, 11.5% and 12.25% notes payable are secured by property, plant and equipment with net book values of approximately $18,053,000, $2,472,000 and $823,000 at September 30, 1995, respectively. The notes mature in January 1999, September 1997, and January 1998, respectively.

  The capital lease obligations are secured by equipment with a net book value of $1,652,000 at September 30, 1995. The capital lease obligations mature between September 1997 and January 1998.

  Principal maturities of long-term debt by fiscal year as of September 30, 1995 are as follows:

         1996........................................ $  2,948,000
         1997........................................    3,541,000
         1998........................................    1,657,000
         1999........................................      506,000
         2000........................................          --
         Thereafter..................................  103,500,000
                                                      ------------
                                                      $112,152,000
                                                      ============

  During the years ended September 30, 1993, and 1994, the Company repaid, in full, its senior term note and subordinated notes and canceled its $25 million reducing revolving credit facility, respectively. As a result, the Company wrote-off unamortized loan fees and recognized losses of approximately $370,000 (net of tax effect

                                BOOMTOWN, INC.

of $226,000), and $229,000 (net of tax effect $141,000), respectively. These amounts have been classified as extraordinary items in the accompanying consolidated statements of operations.

6. INCOME TAXES

  The provision (benefit) for income taxes consists of the following:

                                               YEARS ENDED SEPTEMBER 30,
                                           -----------------------------------
                                              1993       1994         1995
                                           ---------- -----------  -----------
   Current:
     Federal.............................. $2,528,000 $   947,000  $(1,805,000)
     State................................        --      195,000      768,000
                                           ---------- -----------  -----------
                                            2,528,000   1,142,000   (1,037,000)
   Deferred (primarily federal)...........    507,000  (3,921,000)   1,913,000
                                           ---------- -----------  -----------
                                           $3,035,000 $(2,779,000) $   876,000
                                           ========== ===========  ===========

  The difference between the Company's provision (benefit) for income taxes as presented in the accompanying consolidated statements of operations, and a provision (benefit) for income taxes computed at the federal statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings:

                                                         SEPTEMBER 30,
                                                        -------------------
                                                        1993  1994    1995
                                                        ----  -----   -----
   Income tax provision (benefit) at the statutory
    rate............................................... 34.0% (34.0)% (34.0)%
   Goodwill amortization...............................  2.1    1.6     8.3
   Meals and entertainment.............................   .7    1.3    17.5
   Loss on investments.................................  --     5.4     --
   State income taxes, net of federal benefit..........  --    (1.4)   41.0
   Operating loss benefit limitation...................  --     --      8.0
   Other, net..........................................  1.2     .9     3.0
                                                        ----  -----   -----
                                                        38.0% (26.2)%  43.8%
                                                        ====  =====   =====

  The significant components of the deferred income tax assets and liabilities included in the accompanying consolidated balance sheets are as follows:

                                                           SEPTEMBER 30,
                                                       -----------------------
                                                          1994        1995
                                                       ----------  -----------
Deferred income tax assets:
  Pre-opening costs, net of amortization.............. $5,388,000  $ 3,768,000
  Compensation accrued for stock appreciation rights
   and stock option plans.............................  1,062,000    1,062,000
  Alternative minimum tax credit carryforward.........        --       887,000
  Capital loss carryforward...........................    575,000      575,000
  Operating loss carryforward.........................        --       160,000
  Less valuation allowance--loss carryforwards........   (575,000)    (735,000)
  Accrued expenses....................................    199,000    1,410,000
                                                       ----------  -----------
                                                        6,649,000    7,127,000
Deferred income tax liabilities:
  Excess of book basis over tax basis of assets
   acquired...........................................  3,278,000    3,232,000
  Depreciation........................................  1,884,000    3,692,000
  Prepaid expenses....................................    693,000    1,322,000
                                                       ----------  -----------
                                                        5,855,000    8,246,000
                                                       ----------  -----------
Net deferred income tax asset (liability)............. $  794,000  $(1,119,000)
                                                       ==========  ===========

                                BOOMTOWN, INC.

7. COMMITMENTS AND CONTINGENCIES

  Operating leases--The Company and its subsidiaries lease facilities, billboards and certain equipment under noncancelable operating lease arrangements with terms in excess of one year. The aggregate future minimum annual rental commitments as of September 30, 1995 under operating leases having noncancelable lease terms in excess of one year are as follows:

                                                       RELATED PARTY
                                                         (NOTE 4)       OTHER
                                                       ------------- -----------
      1996............................................  $ 5,429,000  $11,832,000
      1997............................................    5,429,000   10,694,000
      1998............................................    5,429,000    2,566,000
      1999............................................    3,456,000      533,000
      2000............................................                   358,000
      Thereafter......................................          --   $ 1,211,000
                                                        -----------  -----------
                                                        $19,743,000  $27,194,000
                                                        ===========  ===========

  Barge lease--The Mississippi Partnership sold the barge in Biloxi, Mississippi and the building upon the barge housing the casino to HFS Gaming Corporation ("HFS"), a Delaware corporation. $2.4 million of the $11 million sales price was held by the Company to be used for the development and construction at the Mississippi casino site. Simultaneously with the sale, the Mississippi Partnership leased the barge and building for 25 years and was granted the option to purchase the leased asset for fair market value at the end of the lease or upon the occurrence of certain events as defined in the lease agreement. In the event of default by the Mississippi Partnership, HFS may terminate the lease or require the Mississippi Partnership to repurchase the assets for fair market value. HFS agreed to provide certain marketing services for the Mississippi Partnership. The Mississippi Partnership will pay HFS aggregate rent under the lease and payments for services under the marketing agreement equal to approximately 20% of the annual adjusted earnings before interest, taxes, depreciation and amortization, as defined, for the Partnership (including the proposed hotel). As the lease payments represent contingent rentals, they are excluded from the future minimum annual rental commitments schedule above. HFS subsequently transferred its contractual rights to National Gaming Corporation, Inc. ("NGC").

  In November, 1995 Boomtown executed an agreement with NGC whereby the $2.4 million was returned to NGC in return for reduction of the EBITDA distributions from 20% to 16%. Additionally, for $100,000, the Company secured an option to buy the barge from NGC as well as to buy out the EBITDA participation at a cost approximating the original investment made by HFS less the $2.4 million that was paid. The option terminates on March 31, 1997 but is renewable for an additional two years for $100,000 a year.

  Tidelands lease--The Mississippi Partnership leases submerged tidelands at the casino site from the State of Mississippi. Annual rent is $525,000 and the term of the lease is ten years with a five-year option to renew. Rent in the second five-year period of the lease will be determined in accordance with Mississippi law. Annual rent in the five-year renewal term will be based on an appraisal obtained by the State of Mississippi.

  Land lease with a related party--The Company signed an agreement to lease property through the Mississippi Partnership intended for the development, construction and operation of the Mississippi gaming facility. The Mississippi Partnership invested $2 million as a long-term deposit on the lease and committed to annual rentals of base rent (estimated at $2 million) and percentage rent (5% of adjusted gaming win over $25 million), plus $200,000 per year during the first ten years of the lease. The Mississippi Partnership exchanged a 15% interest with the lessor in lieu of base rent payments for the first two years. Rent expense is being charged to operations for the two year period and the lessor's limited partner capital account is being credited. The lease term is 99 years and is cancelable upon one year's notice.

                                BOOMTOWN, INC.

  Rental expense included in the accompanying consolidated statements of operations amounted to approximately $396,000, $3,879,000 (including $389,000 in contingent rentals) and $16,102,000 (including $511,000 in contingent rentals) during the years ended September 30, 1993, 1994 and 1995, respectively. During the years ended September 30, 1994 and 1995, $2,418,000 and $8,140,000 of rental expense was with related parties, respectively (none in 1993).

  Self-insurance--The Company maintains a plan of partial self-insurance for medical and dental coverage for substantially all full-time employees and their dependents. Claims aggregating between $50,000 and $75,000 or more per individual during the policy year are fully covered by insurance. Management has established reserves considered adequate to cover estimated future payments on claims incurred through September 30, 1995.

  Gaming license requirements--In October 1994, the Mississippi Gaming Commission adopted a regulation that requires, as a condition of licensure or license renewal, for a gaming establishment's plan to include various expenditures including parking facilities and infrastructure facilities amounting to at least 25% of the casino cost. Although the Company believes they have satisfied this requirement, there can be no assurance the Mississippi Gaming Commission will not require further development on the casino site including hotel rooms and additional parking facilities. Additionally, there can be no assurance that the Partnership will be successful in completing such a project or that the Partnership would be able to obtain a waiver if the Partnership decides not to build.

8. FUNFLIGHT PROGRAM

  The Company operates a gaming junket program under the name Boomtown FunFlights. This program contracts with agents in various cities to book passengers on a chartered airplane for either overnight or "turn-around" flights to Boomtown Reno, Boomtown Las Vegas or Boomtown Biloxi. The agents are paid a commission for each passenger booked. The passenger pays a nominal "boarding fee" which is recorded as revenue upon the passenger's arrival at the applicable Boomtown casino. The Company pays all costs associated with this program.

9. STOCK OPTION PLANS

  Stock Option Plan--On March 8, 1991, the Company's Board of Directors adopted a non-qualified stock option plan for officers and key employees (the "Option Plan"). The Option Plan authorized the grant of up to 198,744 shares of the Company's common stock. All available shares under the Option Plan were granted retroactive to October 1, 1989 to one individual at $.66 per share subject to certain contingent exercisability provisions. This option was amended in 1992 to provide full vesting and exercisability as of June 30, 1992 and it expires in March 2001.

  The Option Plan was amended and restated on September 10, 1992 to provide for the granting to employees of the Company of incentive stock options and for the granting of nonstatutory stock options and stock purchase rights to employees and consultants of the Company. The options granted will be for various terms not exceeding ten years and will vest over periods determined at the date of grant. The exercise price for incentive stock options granted will be not less than the fair market value of the common stock at the date of grant. At September 30, 1995, the total number of shares reserved for issuance under the Option Plan is 1,892,066 of which options to purchase 1,004,992 shares have been granted at exercise prices ranging from $.66 to $20.75 per share. At September 30, 1995, options to purchase 398,242 shares of the Company's common stock at exercise prices ranging from $.66 to $20.75 per share were exercisable. In addition, subsequent to September 30, 1995 an additional 530,000 options were granted at exercise prices of $9.00 and $9.25 per share and certain non-executive options totaling 165,000 shares were revalued to $9.00 from prices ranging from $11.50 to $20.75.

  1992 Directors' Option Plan--On September 10, 1992, the Company's Board of Directors adopted a directors' option plan (the "Directors' Plan") whereby each nonemployee director is granted an option to

                                BOOMTOWN, INC.

purchase 3,900 shares of the Company's common stock upon joining the Board, and an option to purchase 1,300 shares of common stock on each anniversary date thereafter during their tenure as a director. The options granted have a ten-year term and vest ratably over a three-year period. The exercise price is the fair market value of the common stock on the date of grant. Options granted under the Directors' Plan may be exercised only (1) while the optionee director is serving as a director on the Company's Board, (2) within twelve months after termination by death or disability, or (3) within three months after termination as a director for any other reason. A total of 45,000 shares have been reserved for issuance under this plan. At September 30, 1995, options to purchase 22,100 shares have been granted under this plan at exercise prices ranging from $7.75 to $26.50 per share. At September 30, 1995, options to purchase 11,400 shares of the Company's common stock at prices ranging from $10.00 to $26.50 per share were exercisable under this plan.

  1993 Employee Stock Bonus Plan--On February 25, 1993, the Company's Board of Directors adopted a Stock Bonus Plan (the "Bonus Plan") which covers certain employees of the Company. The Company has authorized and reserved 5,000 shares of common stock for granting under the Bonus Plan. The shares granted under the plan vest ratably over a four-year period. At September 30, 1995, the Company has not granted any shares under the Bonus Plan.

10. 401(K) PLAN

  On January 1, 1993, the Company's Board of Directors approved a voluntary savings and investment plan (the "401(k) Plan"). The 401(k) Plan is available to all eligible employees of the Company and subsidiaries. Under the 401(k) Plan the Company will match 50% of employees' contributions up to a maximum of 5% of the employees' wages. The Company's 401(k) Plan expense was approximately $107,000, $233,000 and $384,000 during the years ended September 1993, 1994, and 1995, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amount reported on the accompanying consolidated balance sheet for cash and cash equivalents approximates its fair value.

    Notes receivable: The fair value of the Company's notes receivable is estimated by discounting the future cash flows using interest rates determined by management to reflect the credit risk and remaining maturities of the related notes receivable.

    11.5% first mortgage notes: The fair value of the Company's long-term notes are estimated based upon market quotes of notes with similar characteristics and remaining maturities.

    Other long-term debt: The fair values of the Company's notes payable and capital lease obligations are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing instruments.

  The carrying amounts and fair values of the Company's financial instruments at September 30, 1994 and 1995 are as follows:

                                                          SEPTEMBER 30, 1994
                                                       ------------------------
                                                         CARRYING
                                                          AMOUNT    FAIR VALUE
                                                       ------------ -----------
      Cash and Cash equivalents....................... $ 11,391,000 $11,391,000
      Notes receivable................................ $ 27,294,000 $27,294,000
      11.5% first mortgage notes...................... $100,655,000 $78,000,000
      Other long-term debt............................ $  6,680,000 $ 6,544,000

                                 BOOMTOWN, INC.

                                                          SEPTEMBER 30, 1995
                                                       ------------------------
                                                         CARRYING
                                                          AMOUNT    FAIR VALUE
                                                       ------------ -----------
      Cash and Cash equivalents....................... $ 20,775,000 $20,775,000
      Notes receivable................................ $ 27,294,000 $26,652,000
      11.5% first mortgage notes...................... $100,842,000 $95,738,000
      Other long-term debt............................ $  8,653,000 $ 8,390,000

12. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

  In connection with the First Mortgage Notes issued in November, 1993, the subsidiaries of the Company
(guarantor entities) have guaranteed the Notes. Summarized consolidating financial information is as follows:

                 SUMMARIZED CONSOLIDATING FINANCIAL INFORMATION
                AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 1995
                                 (IN THOUSANDS)

                                                      GUARANTOR ENTITIES
                                         ---------------------------------------------
                                          BLUE DIAMOND     BOOMTOWN      NON-WHOLLY     ELIMINATION'S &
                          BOOMTOWN, INC. HOTEL & CASINO HOTEL & CASINO      OWNED      RECLASSIFICATIONS BOOMTOWN, INC.
                           (PARENT CO.)     INC.(1)        INC.(2)     SUBSIDIARIES(3)    DR (CR)(4)     (CONSOLIDATED)
                          -------------- -------------- -------------- --------------- ----------------- --------------
Current assets..........     $ 22,100       $  5,275       $ 4,515        $ 10,820         $  (8,996)       $ 33,714
Advances to affiliates..      109,342            --            --              --           (109,342)            --
Non-current assets......       83,250         19,878        61,699          92,172           (51,515)        205,484
                             --------       --------       -------        --------         ---------        --------
                             $214,692       $ 25,153       $66,214        $102,992         $(169,853)       $239,198
                             ========       ========       =======        ========         =========        ========
Current liabilities.....     $  7,872       $  8,047       $ 5,326        $ 12,582         $  (8,996)       $ 24,831
Non-current
 liabilities............      101,149            894         5,882           4,283            (3,086)        109,122
Advances from parent....          --          29,021         6,359          73,962          (109,342)            --
Equity..................      105,671        (12,809)       48,647          12,165           (48,429)        105,245
                             --------       --------       -------        --------         ---------        --------
                             $214,692       $ 25,153       $66,214        $102,992         $(169,853)       $239,198
                             ========       ========       =======        ========         =========        ========
Revenues................     $    --        $ 46,642       $64,295        $120,830         $     --         $231,767
Income (loss) from
 operation..............     $ (7,049)      $ (7,832)      $ 3,906        $ 18,222         $     --         $  7,247
Equity in earnings
 (loss) of consolidated
 subsidiaries...........     $  3,576       $    --        $   --         $    --          $  (3,576)       $    --
Net income (loss).......     $ (6,453)      $ (7,609)      $ 1,059        $  9,021         $   1,105        $ (2,877)
Net cash provided by
 (used in) operating
 activities.............     $ (9,756)      $ (1,799)      $   605        $ 20,991         $    (101)       $  9,940
Net cash provided by
 (used in) investing
 activities.............       16,208            372        (1,457)         (7,433)          (14,484)         (6,794)
Net cash provided by
 (used in) financing
 activities.............        1,014          2,242           (49)        (11,554)           14,585           6,238
                             --------       --------       -------        --------         ---------        --------
Net increase (decrease)
 in cash and cash
 equivalents............        7,466            815          (901)          2,004               --            9,384
Cash and cash
 equivalents:
 Beginning of year......        3,345          1,815         2,235           3,996               --           11,391
                             --------       --------       -------        --------         ---------        --------
 End of period..........     $ 10,811       $  2,630       $ 1,334        $  6,000         $     --         $ 20,775
                             ========       ========       =======        ========         =========        ========

                                BOOMTOWN, INC.

                SUMMARIZED CONSOLIDATING FINANCIAL INFORMATION
               AS OF AND FOR THE NINE MONTHS ENDED JUNE 30, 1996
                                (IN THOUSANDS)
                                  (UNAUDITED)

                                                      GUARANTOR ENTITIES
                                         ---------------------------------------------
                                          BLUE DIAMOND     BOOMTOWN      NON-WHOLLY     ELIMINATION'S &
                          BOOMTOWN, INC. HOTEL & CASINO HOTEL & CASINO      OWNED      RECLASSIFICATIONS BOOMTOWN, INC.
                           (PARENT CO.)     INC.(1)        INC.(2)     SUBSIDIARIES(3)    DR (CR)(4)     (CONSOLIDATED)
                          -------------- -------------- -------------- --------------- ----------------- --------------
Current assets..........     $ 11,701       $ 11,537       $ 5,552        $ 10,158         $  (5,440)       $ 33,508
Advances to affiliates..      120,616            --            --              --           (120,616)            --
Non-current assets......       46,575          1,290        59,959          96,951           (34,097)        170,678
                             --------       --------       -------        --------         ---------        --------
                             $178,892       $ 12,827       $65,511        $107,109         $(160,153)       $204,186
                             ========       ========       =======        ========         =========        ========
Current liabilities.....     $  7,039       $  4,472       $ 5,663        $ 13,524         $  (5,440)       $ 25,258
Non-current
 liabilities............      101,176            233         5,848           3,272            (1,704)        108,825
Advances from parent....          --          45,505         4,986          70,125          (120,616)            --
Equity..................       70,677        (37,383)       49,014          20,188           (32,393)         70,103
                             --------       --------       -------        --------         ---------        --------
                             $178,892       $ 12,827       $65,511        $107,109         $(160,153)       $204,186
                             ========       ========       =======        ========         =========        ========
Revenues................     $  2,250       $ 34,480       $47,602        $ 91,274         $  (2,250)       $173,356
Income (loss) from
 operation..............     $(20,443)      $(23,521)      $ 1,333        $ 13,374         $     --         $(29,257)
Equity in earnings
 (loss) of consolidated
 subsidiaries...........     $(17,222)      $    --        $   --         $    --          $  17,222        $    --
Net income (loss).......     $(18,427)      $(24,574)      $   366        $  6,474         $     878        $(35,283)
Net cash provided by
 (used in) operating
 activities.............     $ (3,561)      $ (4,594)      $ 4,884        $ 13,466         $     --         $ 10,195
Net cash provided by
 (used in) investing
 activities.............        1,810           (511)       (1,378)         (4,885)           (1,815)         (6,779)
Net cash provided by
 (used in) financing
 activities.............         (119)         5,572        (1,936)         (7,936)            1,815          (2,604)
                             --------       --------       -------        --------         ---------        --------
Net increase (decrease)
 in cash and cash
 equivalents............       (1,870)           467         1,570             645               --              812
Cash and cash
 equivalents:
 Beginning of year......       10,811          2,630         1,334           6,000               --           20,775
                             --------       --------       -------        --------         ---------        --------
 End of period..........     $  8,941       $  3,097       $ 2,904        $  6,645         $     --         $ 21,587
                             ========       ========       =======        ========         =========        ========

- --------
Notes to Summarized Consolidating Financial Information
(1) Blue Diamond Hotel & Casino, Inc. is a wholly-owned subsidiary that is consolidated in the accompanying consolidated financial statements.
(2) Boomtown Hotel & Casino, Inc. is a wholly-owned subsidiary that is consolidated in the accompanying consolidated financial statements. These amounts do not include the operations of the Company's wholly-owned subsidiaries which are general partners of the Company's non-wholly-owned subsidiaries. The operations of such wholly-owned subsidiaries are insignificant and have been included in the column "Non-wholly Owned Subsidiaries".
(3) Non-wholly Owned Subsidiaries include Boomtown, Inc.'s subsidiaries in Mississippi and Louisiana and 100% of the assets, liabilities and equity of the limited partnerships formed to operate the gaming facilities in those states.
(4) Elimination's consist of Boomtown, Inc.'s (a) investment in the guarantor entities, (b) advances to the guarantor and non-guarantor subsidiaries and
    (c) equity earnings (loss) of consolidated subsidiaries and partnerships. The advances are subordinated in right of payment to the guarantees of the Notes.

                                BOOMTOWN, INC.

13. OTHER EVENTS (UNAUDITED)

  Louisiana Developments--In a recent development potentially affecting Boomtown's Harvey, Louisiana riverboat gaming operations, the State of Louisiana adopted a statute pursuant to which voter referendums on the continuation of gaming will be held locally (on a parish-by-parish basis) where gaming operations are conducted. While Boomtown has no reason at this time to believe that the voters of Jefferson Parish (where Boomtown's Louisiana riverboat operations are located) will vote against riverboat gaming, in the event they were to do so, Boomtown would have to discontinue its riverboat gaming operation in that parish upon the expiration of its license in 1999.

  Termination of Agreement with SES Gaming--In April 1996, Boomtown and related entities (the "Boomtown Group") entered into a termination agreement with SES Gaming, Inc. and related entities (the "SES Group") terminating that certain Master Agreement by and between the Boomtown Group and the SES Group dated February 1, 1994 relating to a proposed gaming project in Lawrenceburg, Indiana (the "Lawrenceburg Project"). The parties were denied a license for the Lawrenceburg Project in July 1994. The Termination Agreement provided that, among other things, (i) the Boomtown Group transferred to the SES Facilities all of the Boomtown Group's rights, title and interest in and to the Lawrenceburg Project, (ii) the SES Group waived any rights it might have to Boomtown's potential project with Hilton Gaming Corporation in Switzerland County, Indiana, (iii) the SES group agreed not to use the Boomtown name in any way and (iv) the parties mutually released one another from all claims that might arise out of the Master Agreement.

  Termination of Las Vegas Property Lease--On August 12, 1996, Boomtown, Blue Diamond, Hollywood Park, Roski, IVAC and Majestic Realty entered into the Blue Diamond Swap Agreement (the "Swap Agreement") pursuant to which the parties agreed that, upon consummation of the Merger, and contingent upon the closing of the Merger, Boomtown and Blue Diamond (or any transferee thereof as set forth in the Swap Agreement) would exchange their entire interest in the Blue Diamond Resort (the "Resort") (including the IVAC Loans), and effectively transfer all interest in the Resort to Roski, in exchange for a $5.0 million unsecured promissory note (the "First Note") and an unsecured promissory note (the "Second Note") valued at approximately $3.5 million and assumption by Roski, IVAC or an affiliate of certain liabilities (the "Swap"). The First Note has an interest rate equal to the prime rate plus one and one half percent (1.5%) per annum and provides for annual principal payments of one million dollars ($1,000,000) plus accrued interest and maturing on the date that is five years after the Exchange Date (as such term is defined in the Swap Agreement). The Second Note has an interest rate equal to the prime rate plus one-half percent (5%) per annum and provides for a payment of all principal plus accrued interest on the date that is three (3) years after the Exchange Date. Consummation of the Swap is subject to obtaining all necessary Governmental approvals, including gaming approval.

  In exchange for its interest in the Resort, Boomtown will receive notes payable to Boomtown with an approximate value totaling $8.5 million, an estimated cash payment of $2.1 million, release from lease obligations under the resort lease, Roski's assumption of certain liabilities and note obligations totaling approximately $3.8 million and the ongoing expenses of the Resort. Additionally, Roski will assume all operating leases including any residual balances due under such leases. The Swap Agreement requires approvals from applicable gaming authorities and Boomtown intends to seek the consent of the holders of a majority of the outstanding principal amount on the Notes (see Note 5). The Swap would be effected immediately following the Company's Merger with Hollywood Park which is expected to be completed by the end of the 1996 calendar year or during the first quarter of calendar 1997.

  Boomtown took a non-cash, pre-tax charge of $36.6 million related to the Swap Agreement. The charge is comprised of the write-off of Boomtown's investment in lease of $12.7 million, an $18.9 million write-down of the related party notes receivable to $8.5 million and the write-off of the remaining net assets less the liabilities assumed by Roski of $5.0 million (approximate value at June 30, 1996; recorded as a valuation adjustment to property plant and equipment).

                                BOOMTOWN, INC.

  In accordance with the terms of the Swap Agreement, with certain exceptions set forth in the Swap Agreement, Boomtown will continue to operate the property until consummation of the Merger. Boomtown and Blue Diamond will be responsible for the liabilities of the Resort accruing prior to the Swap and Roski will be responsible for the liabilities of the Resort accruing subsequent to the Swap. In addition, Roski will resign from Boomtown's Board of Directors, effective as of the Exchange Date. Subject to certain conditions set forth in the Swap Agreement, the Swap may be effectuated through any structure agreed upon by Boomtown and Hollywood Park. If the Swap were not consummated for any reason, Boomtown would continue to operate the property through the expiration of the lease term in July 1999, and the IVAC Notes would be required to be repaid to Boomtown at such time.

  On August 12, 1996, Hollywood Park and Roski further entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Hollywood Park will, concurrently with the Swap, purchase the stock in Boomtown held by Roski (the "Roski Stock") for a purchase price of approximately $3.5 million paid for by an unsecured promissory note having an interest rate equal to the prime rate plus one percent (1%) per annum and providing for four equal annual principal payments plus accrued interest and maturing on the date that is four years after the Exchange Date. The Stock Purchase Agreement may also be terminated by Hollywood Park in the event that Boomtown and Hollywood Park, in accordance with the provisions set forth in the Swap Agreement, elect to utilize a structure to effect the Swap which would require Roski to retain the Roski Stock.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN

                                   OF MERGER

                                  DATED AS OF

                                 APRIL 23, 1996

                                     AMONG

                              HOLLYWOOD PARK, INC.

                              HP ACQUISITION, INC.

                                      AND

                                 BOOMTOWN, INC.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
 ARTICLE I THE MERGER....................................................   1
    Section 1.1  The Merger.............................................    1
    Section 1.2  Effective Date of the Merger...........................    1

 ARTICLE II THE SURVIVING CORPORATION....................................   1
    Section 2.1  Certificate of Incorporation...........................    1
    Section 2.2  By-Laws................................................    1
    Section 2.3  Board of Directors; Officers...........................    1
    Section 2.4  Effects of Merger......................................    2

 ARTICLE III CONVERSION OF SHARES........................................   2
    Section 3.1  Exchange Ratio.........................................    2
    Section 3.2  Exchange of Certificates...............................    2
    Section 3.3  Dividends; Transfer Taxes..............................    3
    Section 3.4  No Fractional Shares...................................    3
    Section 3.5  Board of Directors; Executive Committee................    4
    Section 3.6  Stockholders' Meetings.................................    5
    Section 3.7  Closing of the Company's Transfer Books................    6
    Section 3.8  Assistance in Consummation of the Merger...............    6
    Section 3.9  Closing................................................    6

 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT.....................   6
    Section 4.1  Organization and Qualification.........................    6
    Section 4.2  Subsidiaries...........................................    6
    Section 4.3  Capitalization.........................................    7
    Section 4.4  Compliance with Charter Documents......................    7
    Section 4.5  Authority Relative to this Merger Agreement............    8
    Section 4.6  Reports and Financial Statements.......................    8
    Section 4.7  Absence of Certain Changes or Events...................    9
    Section 4.8  Litigation.............................................    9
    Section 4.9  Information in Disclosure Documents, Registration
                  Statements, Etc.......................................    9
    Section 4.10 Employee Benefit Plans and Other Employment Matters....   10
    Section 4.11 ERISA..................................................   10
    Section 4.12 Takeover Provisions Inapplicable.......................   11
    Section 4.13 Parent Action..........................................   11
    Section 4.14 Fairness Opinion.......................................   11
    Section 4.15 Financial Advisor, No Brokers or Finders...............   11
    Section 4.16 No Excess Parachute Payments...........................   11
    Section 4.17 Compliance with Applicable Laws........................   11
    Section 4.18 Liabilities............................................   12
    Section 4.19 Taxes..................................................   12
    Section 4.20 Certain Agreements.....................................   13
    Section 4.21 Insurance..............................................   13
    Section 4.22 Intellectual Property..................................   13
    Section 4.23 Environmental Laws.....................................   14
    Section 4.24 Real Property..........................................   14
    Section 4.25 Title to Personal Property; Liens......................   16
    Section 4.26 Labor Relations........................................   16
    Section 4.27 Parent Disclosure Schedule.............................   16
    Section 4.28 No Material Adverse Effect.............................   17
    Section 4.29 Woodlands Investment...................................   17
    Section 4.30 No Ownership of Company Common Stock by Parent
                  Interested Stockholders...............................   17

                                                                          PAGE
                                                                          ----
 ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................  17
    Section 5.1  Organization and Qualification.........................   17
    Section 5.2  Subsidiaries...........................................   17
    Section 5.3  Capitalization.........................................   18
    Section 5.4  Compliance with Charter Documents......................   18
    Section 5.5  Authority Relative to this Merger Agreement............   18
    Section 5.6  Reports and Financial Statements.......................   19
    Section 5.7  Absence of Certain Changes or Events...................   19
    Section 5.8  Litigation.............................................   20
    Section 5.9  Information in Disclosure Documents....................   20
    Section 5.10 Employee Benefit Plans and Other Employment Matters....   20
    Section 5.11 ERISA..................................................   21
    Section 5.12 Takeover Provisions Inapplicable.......................   21
    Section 5.13 Company Action.........................................   22
    Section 5.14 Fairness Opinion.......................................   22
    Section 5.15 Financial Advisor; No Brokers or Finders...............   22
    Section 5.16 No Excess Parachute Payments...........................   22
    Section 5.17 Compliance with Applicable Laws........................   22
    Section 5.18 Liabilities............................................   23
    Section 5.19 Taxes..................................................   23
    Section 5.20 Certain Agreements.....................................   24
    Section 5.21 Insurance..............................................   24
    Section 5.22 Intellectual Property..................................   24
    Section 5.23 Environmental Laws.....................................   24
    Section 5.24 Real Property..........................................   25
    Section 5.25 Title to Assets; Liens.................................   27
    Section 5.26 Labor Relations........................................   27
    Section 5.27 Company Disclosure Schedule............................   27
    Section 5.28 No Material Adverse Effect.............................   27
    Section 5.29 No Ownership of Parent Common Stock by Company
                  Interested Stockholders...............................   27

 ARTICLE VI REPRESENTATIONS AND WARRANTIES REGARDING SUB.................  27
    Section 6.1  Organization...........................................   27
    Section 6.2  Capitalization.........................................   28
    Section 6.3  Authority Relative to this Merger Agreement............   28

 ARTICLE VII CONDUCT OF BUSINESS PENDING THE MERGER......................  28
    Section 7.1  Conduct of Business by Parent and the Company Pending
                  the Merger............................................   28
    Section 7.2  Conduct of Business of Sub.............................   31
    Section 7.3  Notice of Breach.......................................   31

 ARTICLE VIII ADDITIONAL AGREEMENTS......................................  31
    Section 8.1  Access and Information.................................   31
    Section 8.2  Registration Statement/Proxy Statement.................   31
    Section 8.3  Regulatory Approvals...................................   32
    Section 8.4  Affiliates; Voting Agreements..........................   32
    Section 8.5  NASDAQ/NMS Listing.....................................   33
    Section 8.6  Employee Arrangements..................................   33
    Section 8.7  Indemnification........................................   34
    Section 8.8  HSR Act................................................   35
    Section 8.9  Additional Agreements..................................   35
    Section 8.10 No Solicitation........................................   35

                                                                          PAGE
                                                                          ----
    Section 8.11  Takeover Provisions Inapplicable......................   36
    Section 8.12  Exception to Standstill Covenant......................   36
    Section 8.13  Reservation of Shares; Agreement to Issue Parent
                   Common Stock.........................................   37

 ARTICLE IX CONDITIONS PRECEDENT.........................................  37
    Section 9.1    Conditions to Each Party's Obligation to Effect the
                    Merger...............................................   37
    Section 9.2    Conditions to Obligation of the Company to Effect the
                    Merger...............................................   37
    Section 9.3    Conditions to Obligations of Parent and Sub to Effect
                    the Merger...........................................   38

 ARTICLE X TERMINATION, AMENDMENT AND WAIVER.............................  39
    Section 10.1  Termination...........................................   39
    Section 10.2  Effect of Termination.................................   40
    Section 10.3  Amendment.............................................   40
    Section 10.4  Waiver................................................   40
    Section 10.5  Fees and Expenses.....................................   41

 ARTICLE XI GENERAL PROVISIONS...........................................  42
    Section 11.1  Non-Survival of Representations, Warranties and
                   Agreements...........................................   42
    Section 11.2  Notices...............................................   42
    Section 11.3  Publicity.............................................   43
    Section 11.4  Specific Performance..................................   43
    Section 11.5  Interpretation........................................   43
    Section 11.6  Miscellaneous.........................................   43
    Section 11.7  Governing Law.........................................   44
    Section 11.8  Parties in Interest...................................   44
    Section 11.9  No Control of the Company By Parent Under Company
                   Gaming Laws..........................................   44
    Section 11.10 Approval of the Company or Parent.....................   44
    Section 11.11 Severability..........................................   44

                         AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER (the "Merger Agreement"), dated as of April 23, 1996, by and among HOLLYWOOD PARK, INC., a Delaware corporation ("Parent"), HP ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and BOOMTOWN, INC., a Delaware corporation (the "Company"):

                             W I T N E S S E T H:

  WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent and the Company to enter into a strategic combination upon the terms and subject to the conditions set forth herein;

  WHEREAS, in furtherance of such combination, the respective Boards of Directors of Parent, Sub and the Company have each approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein; and

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

  NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein the parties hereto agree as follows:

                                   ARTICLE I

                                  The Merger

  Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as defined in Section 1.2), Sub shall be merged into the Company and the separate existence of Sub shall thereupon cease, and the name of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"), shall in the Merger remain "Boomtown, Inc."

  Section 1.2 Effective Date of the Merger. The Merger shall become effective when a properly executed Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, which filing shall be made as soon as practicable after the closing of the transactions contemplated by this Merger Agreement in accordance with Section 3.9. When used in this Merger Agreement, the term "Effective Date" shall mean the date and time at which such Certificate is so filed or at such time thereafter as is provided in such Certificate.

                                  ARTICLE II

                           The Surviving Corporation

  Section 2.1 Certificate of Incorporation. The Amended and Restated Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as set forth on Exhibit 2.1, and thereafter may be amended in accordance with its terms and as provided by law and this Agreement including without limitation Section 8.7(b) below.

  Section 2.2 By-Laws. The By-laws of Sub as in effect on the Effective Date shall be the By-laws of the Surviving Corporation and shall contain the provisions required by Section 8.7(b) below.

  Section 2.3 Board of Directors; Officers. As of the Effective Date, the Surviving Corporation shall have no more than three directors. Such directors shall be selected by the Company from among persons who are members of the Board of Directors of the Company prior to the Effective Date (provided that at least two of such directors shall be Timothy J. Parrott and Robert F. List), and such directors shall, in each case, serve until their respective successors are duly elected and qualified. As of the Effective Date, the officers of the Company immediately prior to the Effective Date shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

  Section 2.4 Effects of Merger. The Merger shall have the effects set forth in the Delaware General Corporation Law (the "DGCL").

                                  ARTICLE III

                             Conversion of Shares

  Section 3.1 Exchange Ratio. As of the Effective Date, by virtue of the Merger and without any action on the part of any holder of any common stock, $0.01 par value, of the Company ("Company Common Stock"):

    (a) All shares of Company Common Stock which are held by the Company or any subsidiary of the Company, and any shares of Company Common Stock owned by Parent, Sub or any other subsidiary of Parent, shall be cancelled and retired and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor.

    (b) Subject to Section 3.4, each remaining issued and outstanding share of Company Common Stock shall be converted into the right to receive 0.625 (the "Exchange Ratio") of a fully paid and nonassessable share of the voting common stock, $.10 par value, of Parent ("Parent Common Stock"). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in consideration therefor upon surrender of such certificate in accordance with Section 3.2, without interest.

    (c) In the event of any stock dividend, stock split, reclassification, recapitalization, combination or exchange of shares with respect to, or rights issued in respect of, Parent Common Stock or Company Common Stock after the date hereof, the Exchange Ratio shall be adjusted accordingly; provided, however, that any such changes shall be subject to compliance with Section 7.1.

    (d) Each issued and outstanding share of capital stock of Sub shall be converted into and become 9,500 fully paid and nonassessable shares of Common Stock, $.01 par value, of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such converted shares of Common Stock of the Surviving Corporation.

  Section 3.2 Exchange of Certificates.

  (a) Prior to the Closing, Parent shall select its transfer agent or such other person or persons reasonably satisfactory to the Company to act as Exchange Agent for the Merger (the "Exchange Agent"). As soon as reasonably practicable after the Effective Date, Parent shall make available, and each holder of Company Common Stock will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates ("Certificates") representing such stock for cancellation, certificates representing the number of shares of Parent Common Stock into which such shares are converted in the Merger and cash in consideration of fractional shares as provided in Section 3.4 .

  (b) As soon as reasonably practicable after the Effective Date, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 3.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of Parent Common Stock and the cash in lieu of fractional shares, if any, into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Merger Agreement. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Parent Common Stock, if any, to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article III hereof and (ii) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 3.4 and the Certificate of Merger, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, payable to holders of Certificates.

  (c) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and/or cash in lieu of fractional shares deliverable in respect thereof pursuant to this Merger Agreement.

  Section 3.3 Dividends; Transfer Taxes. No dividends or other distributions with a record date after the Effective Date that are declared or made on Parent Common Stock will be paid to persons entitled to receive certificates representing Parent Common Stock pursuant to this Merger Agreement until such persons surrender their Certificates representing Company Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Parent Common Stock shall be issued any dividends or other distributions which shall have become payable with respect to such Parent Common Stock in respect of a record date after the Effective Date. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. In the event that any certificates for any shares of Parent Common Stock are to be issued in a name other than that in which the Certificates representing shares of Company Common Stock surrendered in exchange therefor are registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of Company Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or any cash in lieu of fractional shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

  Section 3.4 No Fractional Shares. (a) No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of Certificates representing Company Common Stock pursuant to
Section 3.1(b). In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to
Section 3.1(b) shall be paid upon such surrender cash (without interest) in an amount equal to the per share market value of Parent Common Stock determined by multiplying (i) the average of the closing prices of a share of Parent Common Stock as quoted on the NASDAQ National Market System ("NMS") for the last five (5) full trading days prior to the Effective Date by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled. The fractional share interests of each stockholder of the Company shall be aggregated, so that no Company stockholder shall receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

  (b) Any shares of Parent Common Stock made available to the Exchange Agent and any portion of cash in lieu of fractional shares which remain unclaimed by the stockholders of the Company for twelve months after the Effective Date shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article shall thereafter only look to Parent for payment of the shares of Parent Common Stock or their claim for any cash in lieu of fractional shares of Parent Common Stock deliverable in respect of their shares of Company Common Stock.

  Section 3.5 Board of Directors; Executive Committee. (a) At the Effective Date, the total number of persons serving on the Board of Directors of Parent shall be 11 (unless otherwise agreed in writing by the parties hereto prior to the Effective Date), seven of whom shall be Parent Directors and four of whom shall be Company Directors (as such terms are defined below); provided that, the number of persons serving on the Parent Board of Directors may be increased prior to the Effective Date without the consent of the parties if the increase is divisible by three and one Company Director is added for every two Parent Directors added. The persons to serve on the Board of Directors of Parent at the Effective Date who are "Parent Directors" shall be selected solely by and at the absolute discretion of the Board of Directors of Parent from among persons who are members of the Board of Directors of Parent prior to the Effective Date, and the persons to serve on the Board of Directors of Parent at the Effective Date who are "Company Directors" shall be selected solely by and at the absolute discretion of the Board of Directors of the Company prior to the Effective Date from among persons who are members of the Board of Directors of the Company prior to the Effective Date. Each of Parent and the Company shall, if it is necessary to obtain any regulatory approval under any Company Gaming Laws (as defined herein) or Parent Gaming Laws (as defined herein) in order to consummate the transactions contemplated under this Merger Agreement, replace any persons selected by such party to be a Parent Director or a Company Director or a director of any subsidiary of Parent with a substitute nominee who is licensable under all applicable gaming laws. Parent agrees that for a period of three years from the Effective Date the number of members of the Parent Board of Directors shall not be greater than 11 members (plus up to two representatives of the holders of Parent's $70 Convertible Preferred Stock to the extent they exercise their right to elect up to two additional directors to the Parent Board of Directors ("Preferred Directors")) unless otherwise agreed to by a majority of the Company Directors then on the Parent Board of Directors (provided that such approval of the Company Directors shall not be required in the case of an increase, which is divisible by three, in the number of persons serving on the Parent Board of Directors where one Company Director (selected by a majority of the Company Directors then on the Parent Board of Directors) is added for every two Parent Directors added). Any Preferred Director shall not be considered to be either a Company Director or a Parent Director. Parent shall cause the Board of Directors of Parent and any nominating committee thereof to take such steps as are necessary to nominate the initial Company Directors (or their replacement, which replacement shall be selected by a majority of the Company Directors) for re-election at the first three annual stockholders meetings following the Effective Date.

  (b) Upon the Effective Date and for a period of three years thereafter, the Executive Committee of Parent's Board of Directors (the "Executive Committee") will consist of six members, comprised of four Parent representatives (the "Parent Members") and two Company representatives (the "Company Members"); provided that if one of the initial Parent Members ceases to be a member of the Executive Committee for any or no reason, the Executive Committee will consist of five members, comprised of three Parent Members and two Company Members. The Executive Committee will have the full powers provided by the DGCL. The number of members of the Executive Committee shall not be greater than six members (or five members if one of the Parent Members ceases to be a member of the Executive Committee) at any time during such three year period without the consent of the majority of the Company Members. The initial Company Members will be Timothy J. Parrott and Richard J. Goeglein. If either Messrs. Parrott or Goeglein shall be unavailable to serve, any replacement Company Members shall be selected by a majority of the Company Directors then on the Parent Board of Directors. The initial Parent Members shall be R.D. Hubbard and three other Parent Directors selected by a majority of the Parent Directors then on the Parent Board of Directors. Subject to the proviso set forth in the first sentence of this Section (b), if either Mr. Hubbard or one or more of such other Parent Members shall be unavailable to serve, any replacement Parent Member shall be selected by a majority of the Parent Directors then on the Parent Board of Directors. Notice of meetings of the Executive Committee shall state the place, date and hour of the meeting and shall be given to each member of the Executive Committee personally, by mail, courier, telephone, telecopy or telegram on not less than twenty-four (24) hours' notice. Members of the Executive Committee may participate in such meetings by means of conference telephone. Meetings of the

Executive Committee may be held without notice if all the members thereof are present or if all those not present waive such notice in writing whether before or after the meeting.

  (c) Effective as of the Effective Date, the By-laws of Parent shall be amended in the form attached as Exhibit 3.5 (the "Bylaw Amendment") to reflect the provisions set forth in Sections (a) and (b) above (including the composition and size of the Parent Board of Directors, the composition and size of the Executive Committee and the charter of the Executive Committee). Such Bylaw Amendment shall further provide that it may not be amended for a period of three years from the Effective Date without the approval of a majority of the Company Directors then on the Parent Board of Directors.

  (d) Effective as of the Effective Date, Parent will establish an Office of the Chairman comprised of Parent's Chief Executive Officer, Parent's President of Sports & Entertainment and the Chief Executive Officer of the Company. The Office of the Chairman shall provide advice to the Chief Executive Officer of Parent on such matters as he may request and undertake such other responsibilities as he may delegate to the Office of the Chairman from time to time.

  Section 3.6 Stockholders' Meetings.

  (a) The Company shall take all action necessary, in accordance with applicable law and its Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, to convene a meeting of the holders of Company Common Stock (the "Company Meeting") as promptly as practicable for the purpose of considering and taking action upon this Merger Agreement, and shall use its reasonable best efforts to cause the Company Meeting to occur on the same date as the Parent Meeting or such other date as the parties may agree. Subject to the provisions of the next sentence and Section 8.10, the Board of Directors of the Company will recommend that holders of Company Common Stock vote in favor of and approve the Merger and the adoption of the Merger Agreement at the Company Meeting. The Board of Directors of the Company may fail to make such recommendation, or withdraw, modify or change any such recommendation in a manner adverse to Parent, if such Board of Directors, after consultation with its outside legal counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would result in a substantial risk of liability for a breach of the fiduciary duties of the members of such Board of Directors under applicable law. Whether or not the Company's Board of Directors fails to make, withdraws, modifies or changes its recommendation, the Company shall still hold the Company Meeting as scheduled and permit the stockholders of the Company to vote on the Merger and the adoption of the Merger Agreement, unless this Merger Agreement is earlier terminated in accordance with Article X.

  (b) Parent shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and Amended By-laws, to convene a meeting of the holders of Parent Common Stock (the "Parent Meeting") as promptly as practicable for the purpose of considering and taking action to authorize the issuance of Parent Common Stock pursuant to (i) the Merger, under the applicable guidelines of the NASD, (ii) the stock options issued and outstanding at the Effective Date under the Company's Stock Option Plan assumed by Parent in the Merger, (iii) warrants to purchase Company Common Stock which are outstanding at the Effective Date that may be exercised for Parent Common Stock thereafter and (iv) the exercise or conversion in full of all outstanding rights to acquire Company Common Stock (to the extent they may be converted into rights to acquire Parent Common Stock) under the Louisiana Option, the Mississippi Option and the Resort Purchase Option as such terms are defined or referenced in Section 5.3 of the Company Disclosure Schedule (as hereinafter defined) (the issuances of shares of Parent Common Stock under clauses (ii) through (iv) are referred to herein as the "Other Issuances") (the foregoing are collectively referred to as the "Parent Share Proposal"). Parent shall use its best efforts to cause the Parent Meeting to occur on the same date as the Company Meeting or such other date as the parties may agree. Subject to the provisions of the next sentence and Section 8.10, the Board of Directors of Parent will recommend that holders of Parent Common Stock vote in favor of and approve the Parent Share Proposal at the Parent Meeting. The Board of Directors of Parent may fail to make such recommendation, or withdraw, modify or change any such recommendation in a manner adverse to the Company, if such Board of Directors, after consultation with its outside legal counsel, has determined that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would result in a substantial risk of liability for a breach of the fiduciary duties of the members of such Board of Directors under applicable law. Whether or not Parent's Board of Directors fails to make, withdraws, modifies or changes its recommendation, Parent shall still hold Parent Meeting as scheduled and permit the stockholders of Parent to vote on the matters described above, unless this Merger Agreement is earlier terminated in accordance with Article X.

  Section 3.7 Closing of the Company's Transfer Books. At the Effective Date, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall be made thereafter. In the event that, after the Effective Date, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for Parent Common Stock and/or cash as provided in Sections 3.1(b) and 3.4.

  Section 3.8 Assistance in Consummation of the Merger. Each of Parent, Sub and the Company shall provide all reasonable assistance to, and shall cooperate with, each other to bring about the consummation of the Merger as soon as possible in accordance with the terms and conditions of this Merger Agreement. Parent shall cause Sub to perform all of its obligations in connection with this Merger Agreement.

  Section 3.9 Closing. The closing (the "Closing") of the transactions contemplated by this Merger Agreement shall take place (i) at the offices of Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900, Los Angeles, California 90067, at 9:00 A.M. local time on a date to be mutually agreed upon by the parties, which date shall be no later than the third Business Day (as defined below) after all of the conditions set forth in Article IX shall have been satisfied (or waived in accordance with Section 10.4) unless another date is agreed to in writing by the parties. As used in this Merger Agreement, "Business Day" shall mean any day, other than a Saturday, Sunday or legal holiday on which banks are permitted to close in the City and State of New York.

                                  ARTICLE IV

                   Representations and Warranties of Parent

  Parent represents and warrants to the Company as follows:

  Section 4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under license or lease or the nature of its activities make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of Parent and its subsidiaries taken as a whole or a material adverse effect on Parent's ability to consummate the transactions contemplated hereby (a "Parent Material Adverse Effect"). Complete and correct copies as of the date hereof of the Certificate of Incorporation, By-laws, and other governing documents of Parent and each of its subsidiaries have previously been delivered to the Company.

  Section 4.2 Subsidiaries. The only "Significant Subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "Commission")) ("Significant Subsidiaries") of Parent are those named in the Parent SEC Reports (as hereinafter defined). For purposes of this Article IV, the term Significant Subsidiaries shall include a subsidiary of Parent the acquisition of which would require regulatory approval under any Parent Gaming Law (as defined herein). Each Significant Subsidiary is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate, partnership or limited liability company power and authority to carry on its business as it is now being conducted or currently proposed to be conducted. Each Significant Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under license or lease or the nature of its activities makes such qualification or licensing necessary except where the failure to be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed in Section 4.2 of the Parent Disclosure Schedule (as herein defined), all the outstanding shares of capital stock or other equity interests (including partnership interests and limited liability company membership interests) of each Significant Subsidiary (i)(a) are validly issued, fully paid and nonassessable, in the case of capital stock or other equity interests (other than partnership interests, limited liability company membership interests or their equivalents) and (b) are validly issued and the consideration therefor has been paid, and no unmet capital contribution call is outstanding, in the case of partnership interests, limited liability company membership interests or their equivalents and (ii) are owned by Parent or by a Significant Subsidiary of Parent free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character to which Parent is a party relating to the issued or unissued capital stock or other securities or equity interests of any of the Significant Subsidiaries of Parent. Except as described in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 or as disclosed in Section 4.2 of the Parent Disclosure Schedule and except for wholly owned subsidiaries which are formed after the date hereof in the ordinary course of business, Parent does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity.

  Section 4.3 Capitalization. The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock and 250,000 shares of preferred stock, $1.00 par value. As of the close of business on April 19, 1996, 18,504,798 shares of Parent Common Stock and 27,499 shares of $70 Convertible Preferred Stock were validly issued and outstanding, fully paid, and nonassessable. All outstanding shares of Parent Common Stock and Preferred Stock have been issued in accordance with the registration provisions or exemptions therefrom of applicable Federal and state securities laws. As of the date hereof, there are no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Parent's stockholders may vote ("Parent Voting Debt") issued or outstanding. As of the close of business on the day immediately prior to the date hereof, except for employee stock options to acquire 297,667 shares of Parent Common Stock, 27,499 shares of Parent's $70 Convertible Preferred Stock, which are presently convertible into 2,291,492 shares of Parent Common Stock, and 100,000 shares of Parent Common Stock issuable under the Directors Deferred Compensation Plan, and, except as provided herein or as disclosed on Section 4.3 of the Parent Disclosure Schedule, there are no options, warrants, calls or other rights, agreements or commitments presently outstanding obligating Parent to issue, deliver or sell shares of its capital stock or debt securities, or obligating Parent to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. Except as set forth or referenced above and except for the Parent Common Stock to be issued in the Merger or in the Other Issuances, as of the date of this Merger Agreement, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights which were not granted in tandem with a related stock option, restricted stock grant or contingent stock grant, and, other than as may be contained in employee benefit plans, stock options, employment agreements, and similar plans, agreements and instruments, there are no other outstanding contractual rights to which Parent is a party (other than Parent Benefit Plans, the Directors Deferred Compensation Plan and the terms governing Parent's $70 Convertible Preferred Stock) the value of which is derived from the Parent Common Stock. All outstanding shares of capital stock of Parent are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as disclosed in Section 4.3 of the Parent Disclosure Schedule, there are no outstanding registration rights relating to Parent's securities to which Parent is subject. No change in such capitalization has occurred between April 19, 1996 and the date hereof except issuances of Parent Common Stock that would be permitted pursuant to Section 7.1 below. All of the shares of Parent Common Stock issuable in accordance with this Merger Agreement in exchange for Company Common Stock at the Effective Date in accordance with this Merger Agreement will be, when so issued, duly authorized, validly issued, fully paid and nonassessable.

  Section 4.4 Compliance with Charter Documents. Neither Parent nor any of its subsidiaries is in violation of any term or provision of its charter, by-laws or other organizational document where the consequences of such violation would be reasonably expected to result in a Parent Material Adverse Effect.

  Section 4.5 Authority Relative to this Merger Agreement. Parent has the requisite corporate power and authority to enter into this Merger Agreement and to carry out its obligations hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Parent's Board of Directors. The Merger Agreement constitutes a valid and binding obligation of Parent enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. Except for the approval of the holders of the Parent Common Stock described in Section 3.6(b), no other corporate proceedings on the part of Parent are necessary to authorize this Merger Agreement and the transactions contemplated hereby. Except as set forth in
Section 4.5 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is subject to or obligated under (i) any charter, by-law, indenture or other loan document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their respective properties or assets, which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, by its executing and carrying out this Merger Agreement other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, accelerations or losses which, either singly or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or in connection, or in compliance, with (i) the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corporation, securities or blue sky laws or regulations of the various states, or (ii) the approval under the Parent Gaming Laws (as defined in Section 4.17(b)) and the Company Gaming Laws (as defined in Section 5.17(b)), no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Parent of the Merger or the other transactions contemplated by this Merger Agreement, other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain would not reasonably be expected to have a Parent Material Adverse Effect.

  Section 4.6 Reports and Financial Statements. Parent has filed all required material reports, proxy statements, and registration statements with the Commission and under any Parent Gaming Laws since December 31, 1992. Parent has previously furnished the Company with true and complete copies of its (i) Annual Reports on Form 10-K for the three fiscal years ended December 31, 1995, as filed with the Commission, (ii) proxy statements related to all meetings of its shareholders (whether annual or special) since December 31, 1992, and (iii) all other reports or registration statements filed by Parent with the Commission since December 31, 1992, except registration statements on Form S-8 relating to employee benefit plans which are all the reports, proxy statements or registration statements (other than preliminary material) that Parent was required to file with the Commission since that date (clauses (i) through (iii) being referred to herein collectively as the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Parent SEC Reports. As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Parent included in the Parent SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Parent SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

  Section 4.7 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof or as disclosed in a disclosure schedule delivered by Parent to the Company prior to or on the date of this Merger Agreement (the "Parent Disclosure Schedule") or as permitted by this Merger Agreement, since December 31, 1995 there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) individually or in the aggregate which has had or could reasonably be expected to have a Parent Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would have a Parent Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of Parent (except for regularly scheduled cash dividends on Parent's $70 Convertible Preferred Stock at a rate provided in the documents governing Parent's $70 Convertible Preferred Stock); (iv) except for normal increases in the ordinary course of business and, except as required by applicable law, any increases by Parent or its subsidiaries in the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any named executive officer (within the meaning of Regulation S-K of the Commission) or director, other than persons newly hired for such positions, from the amount thereof in effect as of December 31, 1995, grants by Parent or its subsidiaries of any severance or termination pay, execution by Parent or its subsidiaries of any contract to make or grant any severance or termination pay, or payments by Parent or its subsidiaries of any bonus, in each case with respect to any such named executive officer or director, other than pursuant to preexisting agreements or arrangements; (v) any strike, work stoppage, slow-down or other labor disturbance with respect to employees of Parent or its subsidiaries, which in the aggregate would reasonably be expected to have a Parent Material Adverse Effect; or (vi) entry into any commitment or transaction material to Parent and its subsidiaries taken as a whole (including, without limitation, any borrowing or sale of assets) except in the ordinary course of business consistent with past practice.

  Section 4.8 Litigation. Except as disclosed in the Parent SEC Reports or as disclosed in Section 4.8 of the Parent Disclosure Schedule, there is no legal, administrative, arbitral or other proceeding, claim, action, or governmental or regulatory investigation of any nature pending or, to the best knowledge of Parent, threatened against or affecting Parent or any of its subsidiaries or any rights or properties owned, leased and/or operated by Parent or any of its subsidiaries (nor to the best knowledge of Parent is there any reasonable basis for any such proceeding, claim, action or investigation) which, either alone or in the aggregate, could reasonably be expected to have a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Parent or any of its subsidiaries or any director, officer or key employee of Parent or any of its subsidiaries which, either alone or in the aggregate, could reasonably be expected to have any such Parent Material Adverse Effect.

  Section 4.9 Information in Disclosure Documents, Registration Statements, Etc. None of the information supplied by Parent or Sub for inclusion in (i) the Registration Statement to be filed with the Commission by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the "Registration Statement") and (ii) the joint prospectus/proxy statement of the Company and Parent (the "Proxy Statement") required to be mailed to the stockholders of the Company and Parent in connection with the Merger will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Parent Meeting of stockholders to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty made by Parent contained in this Merger Agreement and no statement contained in any certificate, list, exhibit or other instrument specified in this Agreement, including without limitation Parent's Disclosure Schedule, contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

  Section 4.10 Employee Benefit Plans and Other Employment Matters. (a) Except as disclosed in the Parent SEC Reports or in Section 4.10 of the Parent Disclosure Schedule, neither Parent nor any ERISA Affiliate (as defined in
Section 4.11) (i) maintains any material employee benefit or compensation plans, agreements or arrangements, including "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and including, but not limited to, plans, agreements or arrangements relating to former employees, including, but not limited, to retiree medical plans (together, the "Parent Benefit Plans"), or
(ii) is a party to collective bargaining agreements to which Parent or any of its subsidiaries is a party. To the best knowledge of Parent, no default exists with respect to the obligations of Parent or any ERISA Affiliate under any such Benefit Plan, which default, alone or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. An entity maintains a plan if it sponsors it, contributes to it, adopts it, or is obligated, actually or only contingently, to contribute to it. Since January 1, 1994, there have been no disputes or grievances subject to any grievance procedure, unfair labor practice proceedings, arbitration or litigation involving Parent or any of its subsidiaries or under such Benefit Plans, which have not been finally resolved, settled or otherwise disposed of, nor is there any default, or any condition which, with notice or lapse of time or both, would constitute such a default, under any such Plans, by Parent or its subsidiaries or, to the best knowledge of Parent and its subsidiaries, any other party thereto, which failure to resolve, settle or otherwise dispose of or default, alone or in the aggregate, would be reasonably expected to have a Parent Material Adverse Effect.

  (b) Except as set forth in the Parent SEC Reports or in Section 4.10 of the Parent Disclosure Schedule, there is no employment or consulting agreement or arrangement with any person providing service to Parent or any of its subsidiaries under which such person would be entitled to annual compensation plus the most recent annual bonus paid exceeding $150,000 which is not terminable at will or under which such person would be entitled to a severance or similar payment in connection with the consummation of the transactions contemplated hereby in excess of $100,000 for any particular person providing service to Parent and its subsidiaries.

  Section 4.11 ERISA. Except as disclosed in Section 4.11 of the Parent Disclosure Schedule, all Parent Benefit Plans have been administered in accordance with their terms and are in compliance with the applicable provisions of ERISA, except where such failures to administer or comply would not reasonably be expected to have a Parent Material Adverse Effect. Each single-employer pension plan of Parent or any ERISA Affiliate as defined in
Section 3(2) of ERISA that is subject to Part 2 or Part 3 of Title I of ERISA has been determined by the Internal Revenue Service to be "qualified" within the meaning of Section 401(a) of the Code, and subsequent to such determination nothing has occurred which is likely to have an adverse effect on such qualified status. The actuarial present value of accumulated benefits as of the most recent anniversary date or valuation date of each single-employer pension plan of Parent or any ERISA Affiliate subject to Section 412 of the Code did not exceed the value of all assets then held in trust or under an insurance or annuity contract pursuant to such plan, and with respect to each such plan no accumulated funding deficiency within the meaning of Section 412 existed at such date. Except as disclosed in Section 4.11 of the Parent Disclosure Schedule, the actuarial present value of all accumulated benefits as of the end of Parent's most recent fiscal year of each single-employer pension plan not subject to Part 2 or Part 3 of Title I of ERISA did not exceed the value of all assets then set aside (in trust or otherwise segregated) to pay such benefits. No prohibited transaction, within the meaning of Section 4975 of the Code has occurred with respect to any Parent Benefit Plan unless such transaction has been corrected and all tax liabilities occasioned thereby shall have been discharged in full. Neither Parent nor any ERISA Affiliate is subject to any liability under Title IV of ERISA, whether by reason of the termination or partial termination of any Parent Benefit Plan that is subject to Title IV of ERISA; or by reason of the partial or complete withdrawal from or the reorganization of any multiemployer pension plan as defined in Section 4001(a)(3) of ERISA (regardless of whether such liability has been asserted by the Pension Benefit Guaranty Corporation or by any such multiemployer plan) and no such termination or withdrawal is presently anticipated. Parent and each ERISA Affiliate is in compliance with the provisions of Part 6 of Title I of ERISA, and neither Parent nor any ERISA Affiliate has incurred any liability under Section 4980B of the Code.

  Parent and each ERISA Affiliate have complied with all material reporting and disclosure requirements under ERISA and the Code, and neither Parent nor any ERISA Affiliate has incurred any liability by reason of the failure to file any report or notice required under ERISA or the Code unless such liability would not reasonably be expected to have a Parent Material Adverse Effect. An "ERISA Affiliate" for purposes of this Article IV is any entity which is part of a controlled group of corporations or entities under common control within the meaning of Section 414(b), (c), (m), or (o) of the Code if such group includes Parent.

  Section 4.12 Takeover Provisions Inapplicable. As of the date hereof and at all times on or prior to the Effective Date, the restrictions of Section 203 of the DGCL are, and shall be, inapplicable to the Merger, and the transactions contemplated by this Merger Agreement.

  Section 4.13 Parent Action. The Board of Directors of Parent (at a meeting duly called and held) has by the requisite vote of all directors present (a) determined that the Parent Share Proposal is advisable (and, with respect to the Merger, fair) and in the best interests of Parent and its stockholders,
(b) approved this Merger Agreement, the Merger, the issuance of the Parent Common Stock in the Merger, the Other Issuances and the other transactions contemplated hereby in accordance with Parent's Certificate of Incorporation and Amended By-laws, (c) recommended the approval of the Parent Share Proposal by the holders of Parent Common Stock and directed that the Parent Share Proposal be submitted for consideration by Parent's stockholders at the Parent Meeting, or (d) taken any necessary steps to render the restrictions of
Section 203 of the DGCL inapplicable to the Merger and the transactions contemplated by this Merger Agreement (assuming the accuracy of the Company's representation in Section 5.29). The affirmative vote of the holders of a majority of all the shares of Parent Common Stock represented in person or by proxy at the Parent Meeting approving the Parent Share Proposal is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the Parent Share Proposal in connection with the transactions contemplated by this Merger Agreement.

  Section 4.14 Fairness Opinion. Parent has received the written opinion of Oppenheimer & Co., Inc., financial advisors to Parent dated the date hereof, to the effect that the Exchange Ratio is fair to its stockholders from a financial point of view.

  Section 4.15 Financial Advisor, No Brokers or Finders. Parent represents and warrants that, except for Oppenheimer & Co., Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of Parent.

  Section 4.16 No Excess Parachute Payments. To the best knowledge of Parent, any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Merger Agreement by any employee, officer or director of Parent or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Parent Benefit Plan currently in effect does not constitute an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code and the proposed regulations thereunder).

  Section 4.17 Compliance with Applicable Laws. (a) Except as disclosed in
Section 4.17 of the Parent Disclosure Schedule, Parent and its subsidiaries and each of their respective directors, officers and gaming and racing managers hold all permits, registrations, findings of suitability, licenses, variances, exemptions, orders and approvals of all courts, administrative agencies or commissions or other governmental authorities or instrumentalities, domestic or foreign (each, a "Governmental Entity") (including all authorizations under Environmental Laws and Parent Gaming Laws) necessary to conduct the business and operations of Parent and each of its subsidiaries, each of which is in full force and effect in all material respects, except for such permits, licenses, variances, exemptions, orders and approvals the failure of which to hold would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (the "Parent Permits") and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension or termination of any Parent Permit that currently is in effect the loss of which either individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect. Parent and its subsidiaries and each of their respective directors, officers and gaming and racing managers are in compliance with the terms of the Parent Permits, except for such failures to comply, which singly or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date of this Merger Agreement, the businesses of Parent and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which individually or in the aggregate do not and would not reasonably be expected to have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its subsidiaries is pending, or, to the best knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

  (b) Each of Parent and its subsidiaries is in compliance with all applicable Parent Gaming Laws, except for possible noncompliance which individually or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect. The term "Parent Gaming Laws" means any Federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated racing and casino activities and operations of Parent and its subsidiaries, including without limitation the rules and regulations of the California Horse Racing Board, the Kansas Racing Commission and the Arizona Racing Commission, the rules and regulations of the California Attorney General and the City of Inglewood, and the California Gaming Registration Act and the rules and regulations promulgated thereunder.

  (c) Except as disclosed in Section 4.17 of the Parent Disclosure Schedule, to the best knowledge of Parent, neither Parent nor any Significant Subsidiary of Parent nor any director, officer or racing or gaming manager of Parent or any Significant Subsidiary of Parent has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three years, asserting that a license of it or them, as applicable, under any Parent Gaming Laws, should be revoked or suspended. Neither Parent nor any of its Significant Subsidiaries knows of any facts, which if known to the regulators under the Parent Gaming Laws or the Company Gaming Laws, could reasonably be expected to result in the revocation or suspension of a license of it or them, or of any officer, director or racing or gaming manager, under any Parent Gaming Laws or would reasonably be expected to disqualify it or them from licensing under the Company Gaming Laws. Neither Parent nor any of its Significant Subsidiaries has suffered a suspension or revocation of any material license held under the Parent Gaming Laws.

  Section 4.18 Liabilities. Except as disclosed in the most recent Parent SEC Reports filed and publicly available prior to the date of this Merger Agreement or as disclosed in Section 4.18 of the Parent Disclosure Schedule, and except for liabilities and operations incurred in the ordinary course of business since the date of the most recent consolidated balance sheet included in such Parent SEC Reports, neither Parent nor any of its subsidiaries has any material liabilities or obligations (absolute, accrued, contingent or otherwise) of any nature required by generally accepted accounting principles to be set forth on a consolidated balance sheet of Parent or in the notes thereto.

  Section 4.19 Taxes. Except as disclosed in Section 4.19 of the Parent Disclosure Schedule, each of Parent and its subsidiaries has filed all tax returns required to be filed by any of them and has paid (or Parent has paid on its behalf), or has set up an adequate reserve for the payment of, all taxes required to be paid in respect of the periods covered by such returns (except where the failure to pay would not reasonably be expected to have a Parent Material Adverse Effect). The information contained in such tax returns is true, complete and accurate in all material respects. Except as disclosed in Section 4.19 of the Parent Disclosure Schedule, neither Parent nor any subsidiary of Parent is delinquent in the payment of any tax, assessment or governmental charge except where the delinquency would not reasonably be expected to have a Parent Material Adverse Effect. Except as disclosed in
Section 4.19 of the Parent Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against Parent or any of its subsidiaries that have not been finally settled or paid in full which would reasonably be expected to have a Parent Material Adverse Effect, and no requests for waivers of the time to assess any such tax are pending. For the purposes of this Merger Agreement, the term "tax" shall include all Federal, state, local and foreign income, profits, franchise, gaming, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties and assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts.

  Section 4.20 Certain Agreements. (a) Except as disclosed in the Parent SEC Reports filed prior to the date of this Merger Agreement or as disclosed in
Section 4.20 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is a party to any oral or written (i) agreement, contract, indenture or other instrument relating to Indebtedness (as defined below) in an amount exceeding $500,000, (ii) other contract, agreement or commitment to be performed after the date hereof which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the Commission), or (iii) contract, agreement or commitment which materially restricts the conduct of any line of business by Parent. "Indebtedness" means any liability in respect of (A) borrowed money, (B) capitalized lease obligations, (C) the deferred purchase price of property or services (other than trade payables in the ordinary course of business) and (D) guarantees of any of the foregoing incurred by any other person other than the Parent or the Company, as appropriate, or any of their respective subsidiaries, except that Indebtedness shall not include short term credit facilities entered into in the ordinary course of business. Except as disclosed in the Parent SEC Reports or as disclosed in Section 4.20 of the Parent Disclosure Schedule, (i) there is no material breach or violation of or default by Parent or any of its subsidiaries under any indenture, note, credit agreement, loan document, lease, license or other agreement including, but not limited to, any Parent Benefit Plan ("Parent Contracts"), whether or not such breach, violation or default has been waived, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under such Parent Contracts, which breach, violation or default referred to in clauses
(i) or (ii), alone or in the aggregate with other such breaches, violations or defaults referred to in clauses (i) or (ii), would reasonably be expected to have a Parent Material Adverse Effect.

  (b) Except as disclosed in Section 4.20 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is a party to any oral or written agreement which by its terms directly obligates any new subsidiaries of Parent (which were not subsidiaries of Parent at the time such agreement was entered into) with respect to any of Parent's obligations under such agreement (it being understood that a "successors and assigns" provision in any such agreement shall not be deemed to be such a term) and which would reasonably be expected (if the Company and its subsidiaries became new subsidiaries of Parent) to have a Company Material Adverse Effect.

  Section 4.21 Insurance. Parent and its Significant Subsidiaries have obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent, and each has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of the activities of Parent or its Significant Subsidiaries or any of any properties owned, occupied or controlled by Parent or its Significant Subsidiaries, which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Parent and its subsidiaries ("Parent Insurance Policies"). Except as disclosed in Section 4.21 of the Parent Disclosure Schedule, there is no material claim by Parent or any of its subsidiaries pending under any of the material Parent Insurance Policies.

  Section 4.22 Intellectual Property. Section 4.22 of the Parent Disclosure Schedule lists all (i) trademark and service mark registrations and applications owned by Parent or any of its subsidiaries and (ii) trademark, service mark and trade name license agreements to which Parent or any of its subsidiaries is a party. Except as disclosed in Section 4.22 of the Parent Disclosure Schedule, Parent and its subsidiaries own or possess adequate and enforceable rights to use all material trademarks, trademark applications, trade names, service marks, trade secrets (including customer lists and customer databases), copyrights, patents, licenses, know-how and other proprietary intellectual property rights as are necessary in connection with the businesses of Parent and its subsidiaries as currently conducted or as Parent proposes to conduct such businesses without material restrictions or material conditions on use, and to the best knowledge of Parent, there is no conflict with the rights of Parent and its subsidiaries therein or any conflict by them with the rights of others therein which, individually or in the aggregate, insofar as reasonably can be foreseen, could have a Parent Material Adverse Effect. Parent has taken and will take all actions and precautions necessary to preserve the confidentiality of its trade secrets (including customer lists and customer databases) except where the failure to take such actions or precautions would not reasonably be expected to have a Parent Material Adverse Effect.

  Section 4.23 Environmental Laws. (a) As used herein, the term "Environmental Laws" means any and all federal, state, local or foreign law or laws relating to pollution or protection of human health or the environment (including, without limitation, air, surface water, groundwater, land surface or the subsurface (collectively, "Environment")), including, without limitation, laws relating to emissions, discharges, spills, releases or threatened releases (collectively, "Releases") of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes or other substances that would result in liability to any person or entity from exposure to a discharge of such material under any statutory or common law theory (collectively, "Hazardous Materials") into the Environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as any and all authorizations, codes, consent decrees or orders, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, regulations, rules, permits, plans or regulations issued, entered, promulgated or approved thereunder or pursuant thereto.

  (b) Except as disclosed in Section 4.23 of the Parent Disclosure Schedule, with respect to Parent or any of its subsidiaries or the Parent Real Property (as defined herein), there are no (i) past, present or anticipated violations of Environmental Law(s), (ii) past, present or anticipated Releases of Hazardous Materials at the Parent Real Property or, to the best of Parent's knowledge, upon any property adjacent to the Parent Real Property that have affected or could reasonably be expected to affect the Parent Real Property,
(iii) past, present or anticipated generation of Hazardous Materials by Parent or its subsidiaries, or (iv) other past, present, threatened or anticipated actions, activities, circumstances, claims, conditions, demands, events, incidents, orders, requests for information, lawsuits or other proceedings, contractual obligations, or notices or receipts of notices, which, individually or in the aggregate, have given rise to or which could reasonably be expected to give rise to any liability, damage, cost, penalty and/or expense, whether under or pursuant to any common law theory or any Environmental Law(s), which liability, damage, cost, penalty and/or expense, either individually or in the aggregate, would be reasonably expected to have a Parent Material Adverse Effect. Parent has furnished (and until the Closing will furnish) to the Company true, accurate and complete copies of all documents in its possession, custody or control pertaining to the foregoing. Except as disclosed in Section 4.23 of the Parent Disclosure Schedule, to the best knowledge of Parent, no portion of the Parent Real Property has been used for the manufacture, processing, treatment, storage, disposal, transport or handling of Hazardous Materials the result of which could reasonably be expected to have a Parent Material Adverse Effect.

  (c) Except as disclosed in Section 4.23 of the Parent Disclosure Schedule, Parent and its subsidiaries possess and are in compliance with and will maintain in full force, effect and compliance until the Closing all permits, licenses, registrations, permissions, authorizations or other approvals (collectively, "Permits") necessary to comply with all applicable Environmental Law(s), except for Permits or compliance with Permits which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

  Section 4.24 Real Property. (a) Section 4.24 of the Parent Disclosure
Schedule identifies all real property owned by Parent and its subsidiaries (the "Parent Owned Property") and all real property leased or operated by Parent and its subsidiaries (the "Parent Leased Property"). The Parent Owned Property and the Parent Leased Property shall be referred to collectively as the "Parent Real Property".

  (b) Parent and its subsidiaries have good and marketable fee simple absolute title to the Parent Owned Property, and the right to use the Parent Leased Property, free and clear of any and all liens, encumbrances, restrictions, leases, options to purchase, options to lease, conditions, covenants, assessments, defects, claims or exceptions, except for the exceptions described on Schedule 4.24 of the Parent Disclosure Schedule or as shown on the policies of title insurance or preliminary title reports (if more recent) attached as part of the Parent Disclosure Schedule.

  (c) True and correct copies of the documents under which the Parent Owned Property and Parent Leased Property is leased or operated (the "Parent Lease Documents") have been delivered to the Company. The Parent Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, between Parent or any of its subsidiaries and any third parties claiming an interest in the interest of Parent or any of its subsidiaries in the Parent Owned Property, Parent Leased Property or otherwise relating to the use and occupancy of the Parent Owned Property or Parent Leased Property. Neither Parent, any of its subsidiaries nor any other party is in material default under the Parent Lease Documents, and no defaults (whether or not subsequently cured) by Parent, any of its subsidiaries nor any other party have been alleged thereunder. To the best knowledge of Parent and its subsidiaries, each landlord named in any of the Parent Lease Documents is not in material default thereunder, and no material defaults (whether or not subsequently cured) by such landlord have been alleged thereunder.

  (d) Except as disclosed in Section 4.24 of the Parent Disclosure Schedule,
(i) the Parent Real Property complies with, and is operated in accordance with, all applicable laws (including without limitation all Environmental Laws to the extent stated in Section 4.23 as supplemented by the Parent Disclosure Schedule) affecting the Parent Real Property or the ownership, improvement, development, possession, use, occupancy or operation thereof, and with any and all liens, encumbrances, agreements, covenants, conditions and restrictions (collectively, "Restrictions") affecting the Parent Real Property, except where the failure to comply, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect; (ii) to the best knowledge of Parent and its subsidiaries, no land or property adjacent to the Parent Real Property is in material violation of any applicable laws, regulations or Restrictions, except for such violations which, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect; (iii) there are no material defects in the physical condition of the Parent Real Property or the improvements located on the Parent Real Property, except for defects which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; and (iv) neither Parent nor any Significant Subsidiary of Parent has received any notice from any governmental body (a) requiring it to make any material repairs or changes to the Parent Real Property or the improvements located on the Parent Real Property or (b) giving notice of any material governmental actions pending, except for such repairs, changes or actions which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

  (e) Except as disclosed in Section 4.24 of the Parent Disclosure Schedule, there is no action, proceeding or litigation pending (or, to the best knowledge of Parent, contemplated or threatened): (i) to take all or any portion of the Parent Real Property, or any interest therein, by eminent domain; (ii) to modify the zoning of, or other governmental rules or restrictions applicable to, the Parent Real Property or the use or development thereof; (iii) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Parent Real Property; or (iv) otherwise relating to the Parent Real Property or the interests of Parent and its subsidiaries therein, or which otherwise would interfere with the use, ownership, improvement, development and/or operation of the Parent Real Property.

  (f) Except as disclosed in Section 4.24 of the Parent Disclosure Schedule, no portion of the Parent Real Property or the roads immediately adjacent to the Parent Real Property: (i) is situated in a "Special Flood Hazard Area," as set forth on a Federal Emergency Management Agency Flood Insurance Rate Map or Flood Hazard Boundary Map; (ii) to the best knowledge of Parent, was the former site of any public or private landfill, dump site, retention basin or settling pond; (iii) to the best knowledge of Parent, was the former site of any oil or gas drilling operations; (iv) to the best knowledge of Parent, was the former site of any experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals; or (v) has any defect or condition which would materially impair either (a) the current use of the Parent Real Property or (b) the use of the Parent Real Property for racing, gaming or other currently contemplated activities, as applicable.

  (g) The parcels constituting the Parent Real Property are assessed separately from all other adjacent property for purposes of real property taxes.

  (h) Except as disclosed in Section 4.24 of the Parent Disclosure Schedule,
(i) all improvements on the Parent Real Property are in compliance with current building codes, to the extent applicable and (ii) Parent has not received any written notices of any material violations of any applicable building codes relating to the Parent Real Property which have not been remedied.

  (i) The Parent Real Property is connected to and serviced by adequate water, sewage disposal, gas and electricity facilities in accordance with all applicable laws, statutes, ordinances, rules and regulations of all public or quasi public authorities having or claiming jurisdiction thereover. All material systems (heating, air conditioning, electrical, plumbing and the like) for the basic operation of the Parent Real Property are operable and in good condition (ordinary wear and tear excepted);

  (j) There are no material commitments to or agreements with any governmental authority or agency (federal, state or local) affecting the Parent Real Property which are not listed in Schedule 4.24 of the Parent Disclosure Schedule or described in the Parent SEC Reports.

  (k) Except as disclosed in Section 4.24 of the Parent Disclosure Schedule or as shown in the policies of title insurance or preliminary title reports (if more recent) delivered previously to the Company, there are no commitments, agreements, understandings or other Restrictions materially adversely affecting Parent's ability to utilize the Parent Real Property for its intended purposes or to improve or develop or effect expansion of Parent's business on the Parent Real Property in the manner currently contemplated;

  (l) There are no contracts or other obligations outstanding for the sale, exchange or transfer of any of the Parent Real Property, or any portion of it, or the business operated thereon, except as disclosed on Schedule 4.24 of the Parent Disclosure Schedule.

  Section 4.25 Title to Personal Property; Liens. To the best knowledge of Parent, each of Parent and each of its Significant Subsidiaries has sufficiently good and valid title to, or an adequate leasehold interest in, its material tangible personal properties and assets in order to allow it to conduct, and continue to conduct, its business as currently conducted or as Parent proposes to conduct such business. Such material tangible personal assets and properties are sufficiently free of liens to allow each of Parent and each of its subsidiaries to conduct, and continue to conduct, its business as currently conducted, or as Parent proposes to conduct such business and, to the knowledge of Parent, the consummation of the transactions contemplated by this Merger Agreement will not alter or impair such ability in any respect which individually or in the aggregate would be reasonably likely to have a Parent Material Adverse Effect.

  Section 4.26 Labor Relations. Except as disclosed in the Parent SEC Reports or in Section 4.26 of the Parent Disclosure Schedule, no strike or other labor dispute involving Parent or any of its subsidiaries is pending or, to the knowledge of Parent, threatened, and, to the knowledge of Parent, there is no activity involving any unorganized employees of Parent or any of its subsidiaries seeking to certify a collective bargaining unit or engaging in any other organization activity. Except as set forth in Section 4.26 of the Parent Disclosure Schedule and as disclosed in the Parent SEC Reports, since December 31, 1995, there has not been any adoption or amendment in any material respect by Parent or any of its subsidiaries of any collective bargaining agreement. Other than those filed as exhibits to the Parent SEC Reports, Section 4.26 of the Parent Disclosure Schedule lists all collective bargaining agreements of Parent or any of its subsidiaries.

  Section 4.27 Parent Disclosure Schedule. Notwithstanding anything in this Merger Agreement to the contrary, disclosure by Parent under one Section of the Parent Disclosure Schedule shall be deemed to be disclosure for all other purposes on the Parent Disclosure Schedule for which such disclosure may be relevant.

  Section 4.28 No Material Adverse Effect. Except as disclosed in the Parent SEC Reports or in the Parent Disclosure Schedule, Parent is not aware of any fact which, alone or together with another fact, would reasonably be expected to result in a Parent Material Adverse Effect.

  Section 4.29 Woodlands Investment. Parent has delivered to the Company true and correct copies of all material agreements (written or verbal) to which it or any of its subsidiaries (other than Sunflower Racing, Inc. and its subsidiaries) is a party relating to Sunflower Racing, Inc. and its subsidiaries.

  Section 4.30 No Ownership of Company Common Stock by Parent Interested Stockholders. Neither Parent nor any "interested stockholder" of Parent (within the meaning of Section 203 of the DGCL) beneficially owns any shares of Company Common Stock.

                                   ARTICLE V

                 Representations and Warranties of the Company

  The Company represents and warrants to Parent and Sub as follows:

  Section 5.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or currently proposed to be conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under license or lease or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or operations of the Company and its subsidiaries taken as a whole or a material adverse effect on the Company's ability to consummate the transactions contemplated hereby (a "Company Material Adverse Effect"). Complete and correct copies as of the date hereof of the Certificate of Incorporation, By-laws, partnership agreements and other governing documents of the Company and each of its subsidiaries have previously been delivered to Parent.

  Section 5.2 Subsidiaries. Except for wholly owned subsidiaries which were formed after the date hereof in the ordinary course of business, the only Significant Subsidiaries of the Company are those named in the Company SEC Reports. For purposes of this Article V, the term Significant Subsidiary shall include a subsidiary of the Company the acquisition of which would require regulatory approval under any Company Gaming Law. Each Significant Subsidiary is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has the requisite corporate, partnership or limited liability company power and authority to carry on its business as it is now being conducted or currently proposed to be conducted. Each Significant Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under license or lease or the nature of its activities makes such qualification or licensing necessary except where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 5.2 of the Company Disclosure Schedule (as hereinafter defined), all the outstanding shares of capital stock or other equity interests (including partnership interests and limited liability company membership interests) of each Significant Subsidiary
(i)(a) are validly issued, fully paid and nonassessable, in the case of capital stock or other equity interests (other than partnership interests, limited liability company membership interests or their equivalents) and (b) are validly issued and the consideration therefor has been paid, and no unmet capital contribution call is outstanding, in the case of partnership interests and their equivalents and (ii) are owned by the Company or by a Significant Subsidiary of the Company free and clear of any liens, claims or encumbrances. There are no existing options, warrants, calls or other rights, agreements or commitments of any character to which the Company is a party relating to the issued or unissued capital stock or other securities or equity interests (including partnership interests) of any of the Significant Subsidiaries of the Company. Except as described in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 or as disclosed in Section 5.2 of the Company Disclosure Schedule and except for wholly owned subsidiaries which are formed after the date hereof in the ordinary course of business, the Company does not directly or indirectly own any interest in any other corporation, partnership, joint venture or other business association or entity.

  Section 5.3 Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock. As of the close of business on April 19, 1996, 9,246,951 shares of Company Common Stock were validly issued and outstanding, fully paid and nonassessable. All outstanding shares have been issued in accordance with the registration provisions or exemptions therefrom of applicable Federal and state securities laws. As of the date hereof, there are no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company's stockholders may vote ("Company Voting Debt") issued or outstanding. As of the close of business on the day immediately prior to the date hereof, except for (i) employee stock options to acquire 1,486,492 shares of Company Common Stock,
(ii) director stock options to acquire 28,600 shares of Company Common Stock and (iii) warrants ("Warrants") to purchase (x) 162,500 shares of Company Common Stock issued pursuant to the Warrants dated October 30, 1992 between the Company and certain lead underwriters and (y) 472,500 shares of Company Common Stock issued pursuant to the Warrant Agreement dated as of November 10, 1993 between the Company and First Trust National Association (collectively, the "Warrant Agreements"), and, except as disclosed in Section 5.3 of the Company Disclosure Schedule, there are no options, warrants, calls or other rights, agreements or commitments to which the Company is a party presently outstanding obligating the Company to issue, deliver or sell shares of its capital stock or debt securities, or obligating the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment. Except as set forth above, as of the date of this Merger Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights which were not granted in tandem with a related stock option, restricted stock grant or contingent stock grant, and, other than as may be contained in employee benefit plans, stock options, employment agreements, and similar plans, agreements and instruments, there are no other outstanding contractual rights to which the Company is a party (other than Company Benefit Plans) the value of which is derived from the financial performance of the Company or the value of shares of Company Common Stock. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as disclosed in Section 5.3 of the Company Disclosure Schedule, there are no outstanding registration rights relating to the Company's securities to which the Company is subject. No change in such capitalization has occurred between April 19, 1996 and the date hereof except issuances of Company Common Stock that would be permitted pursuant to Section 7.1 below.

  Section 5.4 Compliance with Charter Documents. Neither the Company nor any of its subsidiaries is in violation of any term or provision of its charter, by-laws, partnership agreement or other organizational document where the consequences of such violation would be reasonably expected to result in a Company Material Adverse Effect.

  Section 5.5 Authority Relative to this Merger Agreement. The Company has the requisite corporate power and authority to enter into this Merger Agreement and to carry out its obligations and, subject to approval of this Merger Agreement by the holders of the Company Common Stock, to consummate the transactions contemplated hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors. The Merger Agreement constitutes a valid and binding obligation of the Company enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought. Except for the approval of the holders of Company Common Stock as described in Section 3.6(a), no other corporate proceedings on the part of the Company are necessary to authorize this Merger Agreement and the transactions contemplated hereby. Except as set forth in Section 5.5 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is subject to or obligated under (i) any charter, by-law, indenture, partnership agreement or other loan document provision or (ii) any other contract, license, franchise, permit, order, decree, concession, lease, instrument, judgment, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets which would be breached or violated, or under which there would be a default (with or without notice or lapse of time, or both), or under which there would arise a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, by its executing and carrying out this Merger Agreement, other than, in the case of clause (ii) only, (A) any breaches, violations, defaults, terminations, cancellations, accelerations or losses which, either singly or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (B) the laws and regulations referred to in the next sentence. Except as referred to herein or, with respect to the Merger or the transactions contemplated thereby, in connection, or in compliance, with (i) the provisions of the HSR Act, the Securities Act, the Exchange Act and the corporation, securities or blue sky laws or regulations of the various states, or (ii) the approval under the Company Gaming Laws and the Parent Gaming Laws, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by the Company of the Merger, or the other transactions contemplated hereby, other than filings, registrations, authorizations, consents or approvals the failure of which to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

  Section 5.6 Reports and Financial Statements. The Company has filed all required material reports, proxy statements, and registration statements with the Commission and under any Company Gaming Laws since December 31, 1992. The Company has previously furnished Parent with true and complete copies of its
(i) Annual Reports on Form 10-K for the three years ended September 30, 1995, as filed with the Commission, (ii) Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, as filed with the Commission, (iii) proxy statements related to all meetings of its stockholders (whether annual or special) since December 31, 1992 and (iv) all other reports or registration statements filed by the Company with the Commission since December 31, 1992, except registration statements on Form S-8 relating to employee benefit plans, which are all the reports, proxy statements or registration statements (other than preliminary material) that the Company was required to file with the Commission since that date (clauses (i) through (iv) being referred to herein collectively as the "Company SEC Reports"). As of their respective dates, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the Commission thereunder applicable to such Company SEC Reports. As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in the Company SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, and the financial statements included in the Company SEC Reports, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the financial position of the Company and its subsidiaries as at the dates thereof and the results of their operations and changes in financial position for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein.

  Section 5.7 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed and publicly available prior to the date hereof or as disclosed in a disclosure schedule delivered by the Company to Parent prior to or on the date of this Merger Agreement (the "Company Disclosure Schedule") or as permitted by this Merger Agreement, since December 31, 1995, there has not been (i) any transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) individually or in the aggregate which has had or could reasonably be expected to have a Company Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, which, insofar as reasonably can be foreseen, in the future would have a Company Material Adverse Effect; (iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of the Company, (iv) except for normal increases in the ordinary course of business and, except as required by applicable law, increases by the Company in the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any named executive officer (within the meaning of Regulation S-K of the Commission) or director, other than persons newly hired for such position, from the amount thereof in effect as of December 31, 1995, grants by the Company or its subsidiaries of any severance or termination pay, execution by the Company or its subsidiaries of any contract to make or grant any severance or termination pay, or payments by the Company or its subsidiaries of any bonus, in each case with respect to any such named executive officer or director, other than pursuant to preexisting agreements or arrangements; (v) any strike, work stoppage, slow-down or other labor disturbance with respect to employees of the Company or its subsidiaries which in the aggregate would reasonably be expected to have a Company Material Adverse Effect; or (vi) entry into any commitment or transaction material to the Company and its subsidiaries taken as a whole (including, without limitation, any borrowing or sale of assets) except in the ordinary course of business consistent with past practice.

  Section 5.8 Litigation. Except as disclosed in the Company SEC Reports or as disclosed in Section 5.8 of the Company Disclosure Schedule, there is no legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature pending or, to the best knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries or any rights or properties owned, leased and/or operated by the Company or any of its subsidiaries (nor to the best knowledge of the Company is there any reasonable basis for any such proceeding, claim, action or investigation) which, either alone or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its subsidiaries or any director, officer or key employee of the Company or any of its subsidiaries which, either alone or in the aggregate, could reasonably be expected to have any such Company Material Adverse Effect.

  Section 5.9 Information in Disclosure Documents. None of the information with respect to the Company or its subsidiaries to be included or incorporated by reference in the Proxy Statement or the Registration Statement will, in the case of the Proxy Statement or any amendments or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Company Meeting of stockholders to be held in connection with the Merger, or, in the case of the Registration Statement, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty made by the Company contained in this Merger Agreement and no statement contained in any certificate, list, exhibit or other instrument specified in this Agreement, including without limitation the Company's Disclosure Schedule, contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

  Section 5.10 Employee Benefit Plans and Other Employment Matters. (a) Except as disclosed in the Company SEC Reports or as set forth in Section 5.10 of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate (as defined in Section 5.11) (i) maintains any material employee benefit or compensation plans, agreements or arrangements, including "employee benefit plans," as defined in Section 3(3) of ERISA, and including, but not limited to, plans, agreements or arrangements relating to former employees, including, but not limited to, retiree medical plans (together, the "Company Benefit Plans") or (ii) is a party to collective bargaining agreements to which the Company or any of its subsidiaries is a party. To the best knowledge of the Company, no default exists with respect to the obligations of the Company or any ERISA Affiliate under such Company Benefit Plan, which default, alone or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. An entity maintains a plan if it sponsors it, contributes to it, adopts it, or is obligated, actually or contingently, to contribute to it. Since January 1, 1994, there have been no disputes or grievances subject to any grievance procedure, unfair labor practice proceedings, arbitration or litigation involving the Company or any of its subsidiaries or under such Company Benefit Plans, which have not been finally resolved, settled or otherwise disposed of, nor is there any default, or any condition which, with notice or lapse of time or both, would constitute such a default, under any such Plans, by the Company or its subsidiaries or, to the best knowledge of the Company and its subsidiaries, any other party thereto, which failure to resolve, settle or otherwise dispose of or default, alone or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

  (b) Except as set forth in the Company SEC Reports or in Section 5.10 of the Company Disclosure Schedule, there is no employment or consulting agreement or arrangement with any person providing service to the Company or any of its subsidiaries under which such person would be entitled to annual compensation plus the most recent annual bonus paid exceeding $150,000 which is not terminable at will or under which such person would be entitled to a severance payment or similar payment in connection with the consummation of the transactions contemplated hereby in excess of $100,000 for any particular person providing service to the Company and its subsidiaries.

  Section 5.11 ERISA. Except as disclosed in Section 5.11 of the Company Disclosure Schedule, all Company Benefit Plans have been administered in accordance with their terms and are in compliance with the applicable provisions of ERISA, except where such failures to administer or comply would not reasonably be expected to have a Company Material Adverse Effect. Each single-employer pension plan of the Company or any ERISA Affiliate as defined in Section 3(2) of ERISA that is subject to Part 2 or Part 3 of Title I of ERISA has been determined by the Internal Revenue Service to be "qualified" within the meaning of Section 401(a) of the Code, and subsequent to such determination nothing has occurred which is likely to have an adverse effect on such qualified status. The actuarial present value of accumulated benefits as of the most recent anniversary date or valuation date of each single-employer pension plan of the Company or any ERISA Affiliate subject to
Section 412 of the Code did not exceed the value of all assets then held in trust or under an insurance or annuity contract pursuant to such plan, and with respect to each such plan no accumulated funding deficiency within the meaning of Section 412 existed at such date. Except as disclosed in Section
5.11 of the Company Disclosure Schedule, the actuarial present value of all accumulated benefits as of the end of the Company's most recent fiscal year of each single-employer pension plan not subject to Part 2 or Part 3 of Title I of ERISA did not exceed the value of all assets then set aside (in trust or otherwise segregated) to pay such benefits. No prohibited transaction, within the meaning of Section 4975 of the Code has occurred with respect to any Company Benefit Plan unless such transaction has been corrected and all tax liabilities occasioned thereby shall have been discharged in full. Neither the Company nor any ERISA Affiliate is subject to any liability under Title IV of ERISA, whether by reason of the termination or partial termination of any Company Benefit Plan that is subject to Title IV of ERISA; or by reason of the partial or complete withdrawal from or the reorganization of any multiemployer pension plan as defined in Section 4001(a)(3) of ERISA (regardless of whether such liability has been asserted by the Pension Benefit Guaranty Corporation or by any such multiemployer plan) and no such termination or withdrawal is presently anticipated. The Company and each ERISA Affiliate is in compliance with the provisions of Part 6 of Title I of ERISA, and neither the Company nor any ERISA Affiliate has incurred any liability under Section 4980B of the Code.

  The Company and each ERISA Affiliate have complied with all material reporting and disclosure requirements under ERISA and the Code, and neither the Company nor any ERISA Affiliate has incurred any liability by reason of the failure to file any report or notice required under ERISA or the Code unless such liability would not reasonably be expected to have a Company Material Adverse Effect. An "ERISA Affiliate" for purposes of this Article V is any entity which is part of a controlled group of corporations or entities under common control within the meaning of Section 414(b), (c), (m), or (o) of the Code if such group includes the Company.

  Section 5.12 Takeover Provisions Inapplicable. As of the date hereof and at all times on or prior to the Effective Date, the restrictions of Section 203 of the DGCL are, and shall be, inapplicable to the Merger, and the transactions contemplated by this Merger Agreement.

  Section 5.13 Company Action. The Board of Directors of the Company (at a meeting duly called and held) has by the requisite vote of the directors present (a) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) approved the Merger and the Merger Agreement in accordance with the provisions of Section 251 of the DGCL and the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, (c) recommended the adoption and approval of this Merger Agreement, the Merger and the other transactions contemplated hereby by the holders of the Company Common Stock and directed that the Merger and this Merger Agreement be submitted for consideration by the Company's stockholders at the Meeting, and (d) taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Merger and the transactions contemplated by this Merger Agreement (assuming the accuracy of Parent's representation in Section 4.30). The affirmative vote of the holders of a majority of all outstanding shares of Company Common Stock entitled to vote approving this Merger Agreement is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Merger Agreement and the transactions contemplated by this Merger Agreement.

  Section 5.14 Fairness Opinion. The Company has received the written opinion of Sutro & Co. Incorporated, financial advisors to the Company, dated the date hereof, to the effect that the consideration to be received by the Company's stockholders is fair to the stockholders of the Company from a financial point of view.

  Section 5.15 Financial Advisor; No Brokers or Finders. The Company represents and warrants that, except for Sutro & Co. Incorporated, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Merger Agreement based upon arrangements made by or on behalf of the Company.

  Section 5.16 No Excess Parachute Payments. To the best knowledge of the Company, any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Merger Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect does not constitute an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code and the proposed regulations thereunder).

  Section 5.17 Compliance with Applicable Laws. (a) The Company and its subsidiaries and each of their respective directors, officers and gaming managers hold all permits, registrations, findings of suitability, licenses, variances, exemptions, orders and approvals of all Governmental Entities (including all authorizations under Environmental Laws and Company Gaming
Laws), necessary to conduct the business and operations of the Company and each of its subsidiaries, each of which is in full force and effect in all material respects, except for such permits, licenses, variances, exemptions, orders and approvals the failure of which to hold would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the "Company Permits") and no event has occurred which permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension or termination of any Company Permit that currently is in effect the loss of which either individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect. The Company and its subsidiaries and each of their respective directors, officers and gaming managers are in compliance with the terms of the Company Permits, except for such failures to comply, which singly or in the aggregate, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in the Company SEC Reports filed and publicly available prior to the date of this Merger Agreement, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which individually or in the aggregate do not and would not reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending, or, to the best knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

  (b) Each of the Company and its subsidiaries is in compliance with all applicable Company Gaming Laws, except for possible noncompliance which individually or in the aggregate would not reasonably be expected to result in a Company Material Adverse Effect. The term "Company Gaming Laws" means any Federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations of the Company, including without limitation the Nevada Gaming Control Act and the rules and regulations promulgated thereunder, the Washoe County, Nevada Code and the rules and regulations promulgated thereunder, the Clark County, Nevada Code and the rules and regulations promulgated thereunder, the Mississippi Gaming Control Act and the rules and regulations promulgated thereunder, the rules and regulations of the Mississippi State Tax Commission, the codes, rules and regulations of Harrison County, Mississippi, the Louisiana Riverboat Economic Development and Gaming Control Act and the rules and regulations promulgated thereunder, the rules and regulations of the Louisiana Riverboat Gaming Enforcement Division of the Louisiana State Police, the codes, rules and regulations of Jefferson Parish, Louisiana, the rules and regulations of the Indiana Gaming Commission, the codes, rules and regulations of Switzerland County, Indiana and any federal or state laws relating to currency transactions.

  (c) Except as disclosed in Section 5.17 of the Company Disclosure Schedule, to the best knowledge of the Company, neither the Company nor any Significant Subsidiary of the Company nor any director, officer or gaming manager of the Company or any Significant Subsidiary of the Company has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three years, asserting that a license of it or them, as applicable, under any Company Gaming Laws, should be revoked or suspended. Neither the Company nor any of its Significant Subsidiaries knows of any facts, which if known to the regulators under the Company Gaming Laws could reasonably be expected to result in the revocation or suspension of a license of it or them, or of any officer, director or gaming manager, under any Company Gaming Laws or would be reasonably expected to disqualify it or them from licensing under the Parent Gaming Laws. Neither the Company nor any of its Significant Subsidiaries has suffered a suspension or revocation of any material license held under the Company Gaming Laws.

  Section 5.18 Liabilities. Except as disclosed in the most recent Company SEC Reports filed and publicly available prior to the date of this Merger Agreement or as disclosed in Section 5.18 of the Company Disclosure Schedule, and except for liabilities and operations incurred in the ordinary course of business since the date of the most recent consolidated balance sheet included in such Company SEC Reports, neither the Company nor any of its subsidiaries has any material liabilities or obligations (absolute, accrued, contingent or otherwise) of any nature required by generally accepted accounting principles to be set forth on a consolidated balance sheet of the Company or in the notes thereto.

  Section 5.19 Taxes. Except as disclosed in Section 5.19 of the Company Disclosure Schedule, each of the Company and its subsidiaries has filed all tax returns required to be filed by any of them and has paid (or the Company has paid on its behalf), or has set up an adequate reserve for the payment of, all taxes required to be paid in respect of the periods covered by such returns (except where the failure to pay would not reasonably be expected to have a Company Material Adverse Effect). The information contained in such tax returns is true, complete and accurate in all material respects. Except as disclosed in Section 5.19 of the Company Disclosure Schedule, neither the Company nor any subsidiary of the Company is delinquent in the payment of any tax, assessment or governmental charge, except where such delinquency would not reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 5.19 of the Company Disclosure Schedule, no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that have not been finally settled or paid in full, which would reasonably be expected to have a Company Material Adverse Effect, and no requests for waivers of the time to assess any such tax are pending. For the purposes of this Merger Agreement, the term "tax" shall include all Federal, state, local and foreign income, profits, franchise, gaming, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties and assessments of any nature whatsoever together with all interest, penalties and additions imposed with respect to such amounts.

  Section 5.20 Certain Agreements. (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Merger Agreement or in Section 5.20 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any oral or written (i) agreement, contract, indenture or other instrument relating to Indebtedness in an amount exceeding $500,000, (ii) other contract, agreement or commitment to be performed after the date hereof which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the Commission), or (iii) contract, agreement, or commitment which materially restricts the conduct of any line of business by the Company. Except as disclosed in the Company SEC Reports or as disclosed in Section 5.20 of the Company Disclosure Schedule, (i) there is no material breach or violation of or default by the Company or any of its subsidiaries under any indenture, note, credit agreement, loan document, lease, license or other agreement including, but not limited to, any Company Benefit Plan ("Company Contracts"), whether or not such breach, violation or default has been waived, and (ii) no event has occurred which, with notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a lien, prepayment or acceleration under such Company Contracts, which breach, violation or default referred to in clauses (i) or (ii), alone or in the aggregate with other such breaches, violations or defaults referred to in clauses (i) or (ii), would reasonably be expected to have a Company Material Adverse Effect.

  (b) Except as disclosed in Section 5.20 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any oral or written agreement which by its terms directly obligates any parent (i.e. any entity owning more than 50% of the Company's voting securities) of the Company with respect to any of the Company's obligations under such agreement (it being understood that a "successors and assigns" provision in any such agreement shall not be deemed to be such a term) and which would reasonably be expected (if Parent became such a parent) to have a Parent Material Adverse Effect.

  Section 5.21 Insurance. The Company and its Significant Subsidiaries have obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent, and each has maintained in full force and effect public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any of the activities of the Company or its Significant Subsidiaries or any of any properties owned, occupied or controlled by the Company or its Significant Subsidiaries, which are of the type and in amounts customarily carried by persons conducting businesses similar to those of the Company and its subsidiaries ("Company Insurance Policies"). There is no material claim by the Company or any of its subsidiaries pending under any of the material Company Insurance Policies.

  Section 5.22 Intellectual Property. Section 5.22 of the Company Disclosure Schedule lists all (i) trademark and service mark registrations and applications owned by the Company or any of its subsidiaries and (ii) trademark, service mark and trade name license agreements to which the Company or any of its subsidiaries is a party. Except as disclosed in Section 5.22 of the Company Disclosure Schedule, the Company and its subsidiaries own or possess adequate and enforceable rights to use all material trademarks, trademark applications, trade names, service marks, trade secrets (including customer lists and customer databases), copyrights, patents, licenses, know-how and other proprietary intellectual property rights as are necessary in connection with the businesses of the Company and its subsidiaries as currently conducted or as the Company proposes to conduct such businesses without material restrictions or material conditions on use, and, to the best knowledge of the Company, there is no conflict with the rights of the Company and its subsidiaries therein or any conflict by them with the rights of others therein which, individually or in the aggregate, insofar as reasonably can be foreseen, could have a Company Material Adverse Effect. The Company has taken and will take all actions and necessary precautions to preserve the confidentiality of its trade secrets (including customer lists and customer databases) except where the failure to take such actions or precautions would not reasonably be expected to have a Company Material Adverse Effect.

  Section 5.23 Environmental Laws. (a) Except as disclosed in Section 5.23 of the Company Disclosure Schedule, with respect to the Company or any of its subsidiaries or the Company Real Property (as defined herein), there are no (i) past, present or anticipated violations of Environmental Law(s), (ii) past, present or anticipated Releases of Hazardous Materials at the Company Real Property or, to the best of the Company's knowledge, upon any property adjacent to the Company Real Property that have affected or could reasonably be expected to affect the Company Real Property,
(iii) past, present or anticipated generation of Hazardous Materials by the Company, or (iv) other past, present, threatened or anticipated actions, activities, circumstances, claims, conditions, demands, events, incidents, orders, requests for information, lawsuits or other proceedings, contractual obligations, or notices or receipts of notices, which, individually or in the aggregate, have given rise to or which could reasonably be expected to give rise to any liability, damage, cost, penalty and/or expense, whether under or pursuant to any common law theory or any Environmental Law(s), which liability, damage, cost penalty and/or expense, either individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The Company has furnished (and until the Closing will furnish) to Parent true, accurate and complete copies of all documents in its possession, custody or control pertaining to the foregoing. Except as disclosed in Section
5.23 of the Company Disclosure Schedule, to the best knowledge of the Company, no portion of the Company Real Property has been used for the manufacture, processing, storage, disposal, transport or handling of Hazardous Materials the result of which could reasonably be expected to have a Company Material Adverse Effect.

  (b) Except as disclosed in Section 5.23 of the Company Disclosure Schedule, Company and its subsidiaries possess and are in compliance with and will maintain in full force, effect and compliance until the Closing all permits, licenses, registrations, permissions, authorizations or other approvals (collectively, "Permits") necessary to comply with all applicable Environmental Law(s), except for Permits or compliance with Permits which, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

  Section 5.24 Real Property. (a) Section 5.24 of the Company Disclosure
Schedule identifies all real property owned by the Company and its subsidiaries (the "Company Owned Property") and all real property leased or operated by the Company and its subsidiaries (the "Company Leased Property"). The Company Owned Property and the Company Leased Property shall be referred to collectively as the "Company Real Property".

  (b) The Company and its subsidiaries have good and marketable fee simple absolute title to the Company Owned Property, and the right to use the Company Leased Property, free and clear of any and all liens, encumbrances, restrictions, leases, options to purchase, options to lease, conditions, covenants, assessments, defects, claims or exceptions, except for the exceptions described on Schedule 5.24 of the Company Disclosure Schedule or as shown on the policies of title insurance or preliminary title reports (if more recent) attached as part of the Company Disclosure Schedule.

  (c) True and correct copies of the documents under which the Company Owned Property and Company Leased Property is leased or operated (the "Lease Documents") have been delivered to Parent. The Lease Documents are unmodified and in full force and effect, and there are no other agreements, written or oral, between the Company or any of its subsidiaries and any third parties claiming an interest in the interest of the Company or any of its subsidiaries in the Company Owned Property, Company Leased Property or otherwise relating to the use and occupancy of the Company Owned Property or Company Leased Property. Neither the Company, any of its subsidiaries nor any other party is in material default under the Lease Documents, and no defaults (whether or not subsequently cured) by the Company, any of its subsidiaries nor any other party have been alleged thereunder. To the best knowledge of the Company and its subsidiaries, each landlord named in any of the Lease Documents is not in material default thereunder, and no material defaults (whether or not subsequently cured) by such landlord have been alleged thereunder.

  (d) Except as disclosed in Section 5.24 of the Company Disclosure Schedule,
(i) the Company Real Property complies with, and is operated in accordance with, all applicable laws, (including without limitation all Environmental Laws to the extent stated in Section 5.23 as supplemented by the Company Disclosure Schedule) affecting the Company Real Property or the ownership, improvement, development, possession, use, occupancy or operation thereof, and with any and all liens, encumbrances, agreements, covenants, conditions and restrictions

(collectively, "Restrictions") affecting the Company Real Property, except where the failure to comply, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect; (ii) to the best knowledge of the Company and its subsidiaries, no land or property adjacent to the Company Real Property is in material violation of any applicable laws, regulations or Restrictions, except for such violations which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect; (iii) there are no material defects in the physical condition of the Company Real Property or the improvements located on the Company Real Property, except for defects which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and (iv) neither the Company nor any Significant Subsidiary of the Company has received any notice from any governmental body (a) requiring it to make any material repairs or changes to the Company Real Property or the improvements located on the Company Real Property or (b) giving notice of any material governmental actions pending, except for such repairs, changes or actions which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

  (e) Except as disclosed in Section 5.24 of the Company Disclosure Schedule, there is no action, proceeding or litigation pending (or, to the best knowledge of the Company, contemplated or threatened): (i) to take all or any portion of the Company Real Property, or any interest therein, by eminent domain; (ii) to modify the zoning of, or other governmental rules or restrictions applicable to, the Company Real Property or the use or development thereof; (iii) for any street widening or changes in highway or traffic lanes or patterns in the immediate vicinity of the Company Real Property; or (iv) otherwise relating to the Company Real Property or the interests of the Company and its subsidiaries therein, or which otherwise would interfere with the use, ownership, improvement, development and/or operation of the Company Real Property.

  (f) Except as disclosed in Section 5.24 of the Company Disclosure Schedule, no portion of the Company Real Property or the roads immediately adjacent to the Company Real Property: (i) is situated in a "Special Flood Hazard Area," as set forth on a Federal Emergency Management Agency Flood Insurance Rate Map or Flood Hazard Boundary Map; (ii) to the best knowledge of the Company, was the former site of any public or private landfill, dump site, retention basin or settling pond; (iii) to the best knowledge of the Company, was the former site of any oil or gas drilling operations; (iv) to the best knowledge of the Company, was the former site of any experimentation, processing, refining, reprocessing, recovery or manufacturing operation for any petrochemicals; or
(v) has any defect or condition which would materially impair either (a) the current use of the Company Real Property or (b) the use of the Company Real Property for gaming or other currently contemplated activities, as applicable.

  (g) The parcels constituting the Company Real Property are assessed separately from all other adjacent property for purposes of real property taxes.

  (h) Except as disclosed in Section 5.24 of the Company Disclosure Schedule,
(i) all improvements on the Company Real Property are in compliance with current building codes, to the extent applicable and (ii) the Company has not received any written notices of any material violations of any applicable building codes relating to the Company Real Property which have not been remedied.

  (i) The Company Real Property is connected to and serviced by adequate water, sewage disposal, gas and electricity facilities in accordance with all applicable laws, statutes, ordinances, rules and regulations of all public or quasi public authorities having or claiming jurisdiction thereover. All material systems (heating, air conditioning, electrical, plumbing and the like) for the basic operation of the Company Real Property are operable and in good condition (ordinary wear and tear excepted).

  (j) There are no material commitments to or agreements with any governmental authority or agency (federal, state or local) affecting the Company Real Property which are not listed in Schedule 5.24 of the Company Disclosure Schedule or described in the Company SEC Reports.

  (k) Except as disclosed in Section 5.24 of the Company Disclosure Schedule or as shown in the policies of title insurance or preliminary title reports (if more recent) delivered previously to Parent, there are no commitments, agreements, understandings or other Restrictions materially adversely affecting Company's ability to utilize the Company Real Property for its intended purposes or to improve or develop or effect expansion of Company's business on the Company Real Property in the manner currently contemplated.

  (l) There are no contracts or other obligations outstanding for the sale, exchange or transfer of any of the Company Real Property, or any portion of it, or the business operated thereon, except as disclosed on Schedule 5.24 of the Company Disclosure Schedule.

  Section 5.25 Title to Assets; Liens. To the best knowledge of the Company, each of the Company and each of its Significant Subsidiaries has sufficiently good and valid title to, or an adequate leasehold interest in, its material tangible personal properties and assets in order to allow it to conduct, and continue to conduct, its business as currently conducted or as the Company proposes to conduct such business. Such material tangible personal assets and properties are sufficiently free of liens to allow each of the Company and each of its subsidiaries to conduct, and continue to conduct, its business as currently conducted, or as the Company proposes to conduct such business and, to the knowledge of the Company, the consummation of the transactions contemplated by this Merger Agreement will not alter or impair such ability in any respect which individually or in the aggregate would be reasonably likely to have a Company Material Adverse Effect.

  Section 5.26 Labor Relations. Except as disclosed in the Company SEC Reports or in Section 5.26 of the Company Disclosure Schedule, no strike or other labor dispute involving the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, and, to the knowledge of the Company, there is no activity involving any unorganized employees of the Company or any of its subsidiaries seeking to certify a collective bargaining unit or engaging in any other organization activity. Except as set forth in
Section 5.26 of the Company Disclosure Schedule and as disclosed in the Company SEC Reports, since December 31, 1995, there has not been any adoption or amendment in any material respect by the Company or any of its subsidiaries of any collective bargaining agreement. Other than those filed as exhibits to the Company SEC Reports, Section 5.26 of the Company Disclosure Schedule lists all collective bargaining agreements of the Company or any of its subsidiaries.

  Section 5.27 Company Disclosure Schedule. Notwithstanding anything in this Merger Agreement to the contrary, disclosure by the Company under one Section of the Company Disclosure Schedule shall be deemed to be disclosure for all other purposes on the Company Disclosure Schedule for which such disclosure may be relevant.

  Section 5.28 No Material Adverse Effect. Except as disclosed in the Company SEC Reports or in the Company Disclosure Schedule, the Company is not aware of any fact which, alone or together with another fact, would reasonably be expected to result in a Company Material Adverse Effect.

  Section 5.29 No Ownership of Parent Common Stock by Company Interested Stockholders. Neither the Company nor any "interested stockholder" of the Company (within the meaning of Section 203 of the DGCL) beneficially owns any shares of Parent Common Stock.

                                  ARTICLE VI

                 Representations and Warranties Regarding Sub

  Parent and Sub jointly and severally represent and warrant to the Company as follows:

  Section 6.1 Organization. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub has not engaged in any business (other than certain organizational matters) since it was incorporated. Complete and correct copies as of the date hereof of the Certificate of Incorporation, By-laws, and other governing documents of Sub have previously been delivered to the Company.

  Section 6.2 Capitalization. The authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, 1,000 shares of which are validly issued and outstanding, fully paid and nonassessable and are owned by Parent free and clear of all liens, claims and encumbrances.

  Section 6.3 Authority Relative to this Merger Agreement. Sub has the requisite corporate power and authority to enter into this Merger Agreement and to carry out its obligations hereunder. The execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and sole stockholder in accordance with the provisions of Section 251 of the DGCL and Sub's Certificate of Incorporation and Bylaws, and no other corporate proceedings on the part of Sub are necessary to authorize this Merger Agreement and the transactions contemplated hereby. Except as referred to herein or in connection, or in compliance, with the provisions of the HSR Act, the Securities Act, the Exchange Act, and the environmental, corporation, securities or blue sky laws or regulations of the various states, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Sub of the Merger or the transactions contemplated by this Merger Agreement, other than filings, registrations, authorizations, consents or approvals the failure to make or obtain would not prevent the consummation of the transactions contemplated hereby.

                                  ARTICLE VII

                    Conduct of Business Pending the Merger

  Section 7.1 Conduct of Business by Parent and the Company Pending the Merger. During the period from the date of this Merger Agreement and continuing until the Effective Date, the Company and Parent each agree as to itself and its subsidiaries that (except as expressly contemplated or permitted by this Merger Agreement or as set forth in Section 7.1 of the Parent Disclosure Schedule or the Company Disclosure Schedule, as the case may be, or except to the extent that the other party shall otherwise consent in writing):

    (i) Each party shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall, and shall cause its subsidiaries to, use their reasonable best efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Each party shall, and shall cause its subsidiaries to, (a) maintain insurance coverages and its books, accounts and records in the usual manner consistent with prior practices; (b) comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to such entity and its subsidiaries; (c) maintain and keep its properties and equipment in good repair, working order and condition, ordinary wear and tear excepted; and (d) perform in all material respects its obligations under all contracts and commitments to which it is a party or by which it is bound, in each case other than where the failure to so maintain, comply or perform, either individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be. Neither the Company nor Parent shall take any action which would reasonably be expected to adversely affect or delay the ability of either the Company or Parent to obtain any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or to perform its covenants and agreements under this Merger Agreement (other than activities otherwise permitted under this Merger Agreement);

    (ii) neither the Company nor Parent shall or propose to (A) sell, transfer, mortgage, encumber, dispose or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, (B) amend its Certificate of Incorporation or By-laws, (C) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or Parent, as the case may be, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property (other than (i) with respect to Parent (a) the regular dividends on Parent's $70 Convertible Preferred Stock (b) a wholly owned subsidiary of Parent may declare and pay a dividend to Parent and (c) any subsidiary of Parent may make a distribution or payment required under any of its existing agreements or agreements entered into in respect of new projects listed on Section 7.1 of the Parent Disclosure Schedule, and (ii) with respect to the Company (a) a wholly owned subsidiary of the Company may declare and pay a dividend to the Company and
  (b) any subsidiary of the Company may make a distribution or payment required under any of its existing agreements or agreements entered into in respect of new projects listed on Section 7.1 of the Company Disclosure Schedule, or (D) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Company or Parent capital stock, as the case may be;

    (iii) neither party shall, nor shall it permit any of its subsidiaries to, (A) except as required by this Merger Agreement, issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class, any Indebtedness or any option, rights or warrants to acquire, or securities convertible into, shares of capital stock other than issuances of Company Common Stock or Parent Common Stock, as the case may be, (1) pursuant to the exercise of employee stock options or warrants outstanding on the date hereof and disclosed in this Merger Agreement or issued thereafter in accordance with the terms of this Merger Agreement pursuant to the Company Stock Option Plan or the Parent Stock Option Plan, as the case may be, (2)
  (x) pursuant to the authorization, issuance and grant of stock options pursuant to the Company Stock Option Plan to employees of the Company to purchase shares that do not exceed an aggregate of 375,000 shares of Company Common Stock plus stock options granted to newly hired employees (provided that the Company will not authorize, issue or grant any stock options to its Chief Executive Officer or Chief Operating Officer without Parent's consent) and (y) pursuant to the authorization, issuance and grant of stock options pursuant to the Parent Stock Option Plan to employees of Parent to purchase shares that do not exceed remaining available shares of Parent Common Stock under the Parent Stock Option Plan plus stock options granted to newly hired employees (provided that Parent will not authorize, issue or grant any stock options to its Chief Executive Officer without the Company's consent) and pursuant to the authorization, issuance and grant of shares of Parent Common Stock under the Directors Deferred Compensation Plan; and (3) upon the exercise of other outstanding rights to acquire stock or issue stock pursuant to existing agreements as set forth in
  Section 7.1 of the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be; (B) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets, or make any capital expenditures aggregating over $5 million, other than (x) in the ordinary course of business or (y) pursuant to contracts or agreements in force at the date of this Merger Agreement or (z) pursuant to plans disclosed in Section 7.1 of the Parent Disclosure Schedule or the Company Disclosure Schedule, as the case may be; (C) incur additional Indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (D) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except that such party may create new wholly owned subsidiaries in the ordinary course of business; (E) except for transactions in the ordinary course of business, enter into or terminate any contract or agreement, or make any changes in any of its leases or contracts, in each case that is material to such party, other than renewals of contracts and leases without materially adverse changes in the terms thereof; or (F) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

    (iv) except as previously disclosed to the other party in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, and except as otherwise contemplated by this Merger Agreement, each party shall not, nor shall it permit, any of its subsidiaries to, except as required to comply with applicable law and except as provided in Section
  8.6 hereof, (A) adopt, enter into, terminate or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other Company Benefit Plan or Parent Benefit Plan, as the case may be, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or current or former employee, other than in the ordinary course of business, (B) increase in any manner the compensation or fringe benefit of any director, officer or employee (except for normal increases in the ordinary course of business and that, in the aggregate, do not result in a material increase in benefits or compensation expense to such party and its subsidiaries relative to the level in effect prior to such amendment), (C) pay any benefit not provided under any existing plan or arrangement, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan or Parent Benefit Plan (including, without limitation, the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder) (other than such plans and arrangements (other than stock options, which are covered under subparagraph (iii) above) which are made in the ordinary course of business), (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan or Parent Benefit Plan, as the case may be, other than in the ordinary course of business, (F) adopt or amend in any material respect any collective bargaining agreement, other than in the ordinary course of business and provided that no such adoption or amendment would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or (G) adopt, enter into, amend or terminate any contract, agreement, commitment or arrangement to do any of the foregoing;

    (v) each party shall not, nor shall it permit any of its subsidiaries to, make any investments in non-investment grade securities exceeding $10 million provided, however, that (x) such party will be permitted to create new wholly owned subsidiaries in the ordinary course of business, (y) Parent or its affiliates will be permitted to acquire, upon the prior written approval of the Company, any amount of the Company's 11 1/2% First Mortgage Notes due 2003, and (z) any such investments pursuant to clauses
  (x) and (y) shall not count toward such $10 million investment limit;

    (vi) neither party shall, nor shall it permit any of its subsidiaries to, settle any claim, action or proceeding involving money damages not covered by applicable insurance which is material to the Company or Parent, as applicable, (x) except in the ordinary course of business, (y) except for settlement of the pending class and derivative actions relating to Parent substantially in accordance with the current proposed settlement terms and
  (z) either party may settle any claim, action or proceeding which, as of the date hereof, has been disclosed in the Parent SEC Reports or the Parent Disclosure Schedule or the Company SEC Reports or the Company Disclosure Schedule, as the case may be;

    (vii) each party will not and will not permit any of its subsidiaries to change, in any material respect, any of its accounting principles, or to change, in any material respect, its accounting policies or procedures (including any material change in any assumption underlying, or method of calculating, any bad debt, contingency or other reserve), except as may be required by GAAP;

    (viii) each party will not, and will not permit any of its subsidiaries to, make any tax election or settle or compromise any tax liability or agree to an extension of a statute of limitations (except for elections, settlements, compromises or extensions of statutes of limitations that are consistent with such party's reserves as reflected on its financial statements or which are not, individually or in the aggregate, material to such party and its subsidiaries taken as a whole);

    (ix) each party shall not knowingly, nor shall it permit any of its subsidiaries to knowingly, take or cause to be taken any action, whether before or after the Effective Date, which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code; and

    (x) each party shall not, nor shall it permit any of its subsidiaries to, authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  Notwithstanding anything in this Section 7.1 to the contrary, neither Parent nor its subsidiaries nor the Company nor its subsidiaries shall be prohibited from engaging in acquisitions or new projects seeking to expand their respective businesses which (x) are disclosed to the other party in Section
7.1 of the Parent Disclosure Schedule or the Company Disclosure Schedule, as the case may be, (y) do not involve an investment or other consideration (including the amount of any borrowings), individually or in the aggregate, in an amount exceeding ten percent (10%) of such party's total consolidated assets immediately prior to entering into such acquisition or new project or
(z) relate to any disposition by the Company or any of its subsidiaries of all or any portion of the Blue Diamond Project located in Las Vegas, Nevada (a "Blue Diamond Disposition").

  Section 7.2 Conduct of Business of Sub. During the period from the date of this Merger Agreement to the Effective Date, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Merger Agreement.

  Section 7.3 Notice of Breach. Each party shall promptly give written notice to the other party upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event which would likely (a) cause any representation or warranty contained in this Merger Agreement to be untrue or inaccurate in any material respect at any time from the date of this Merger Agreement to the Effective Date, or (b) any failure of such party or of any of its officers, directors, employees or agents thereof, to comply with any covenant to be complied with under this Merger Agreement, and will use its reasonable best efforts to prevent or promptly remedy the same. Any such notification shall not be deemed an amendment of the Company Disclosure Schedule or the Parent Disclosure Schedule.

                                 ARTICLE VIII

                             Additional Agreements

  Section 8.1 Access and Information. Each of the Company and Parent and their respective subsidiaries shall afford to the other and to the other's accountants, counsel and other representatives full access during normal business hours (and at such other times as the parties may mutually agree) throughout the period prior to the Effective Date to all of its properties, books, contracts, commitments, records and to its officers, employees, accountants, counsel and other representatives and, during such period, each shall, and shall cause their subsidiaries to, make available or furnish promptly to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each of the Company and Parent shall hold, and shall cause their respective employees and agents to hold, in confidence all such information in accordance with the terms of the Letter Agreement regarding confidentiality dated February 27, 1996 between Parent and the Company (the "Confidentiality Agreement"). No investigation by either of the parties or their respective representatives shall affect or otherwise obviate or diminish the representations, warranties, covenants or agreements, or conditions to the obligations of the other set forth herein.

  Section 8.2 Registration Statement/Proxy Statement. As promptly as practicable after the execution of this Merger Agreement, the Company and Parent shall prepare and file with the Commission preliminary proxy materials which shall constitute the preliminary Proxy Statement and a preliminary prospectus with respect to the Parent Common Stock to be issued in connection with the Merger and which shall be in form and substance satisfactory to each of Parent and the Company. Each of Parent and the Company will use its reasonable best efforts to respond to any comments of the Commission. Each of Parent and the Company will notify the other promptly of the receipt of any comments from the Commission and of any request by the Commission for amendments or supplements to the Proxy Statement or the Registration Statement, and will supply the other party with copies of all correspondence between such party or any of its representatives and the Commission with respect to the Proxy Statement or the Registration Statement. As promptly as practicable after comments are received from the Commission with respect to the preliminary proxy materials and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall file with the Commission the definitive Proxy Statement and Parent shall file with the Commission the definitive Proxy Statement and the Registration Statement and Parent and the Company shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable, and the Company and Parent shall thereafter mail the definitive Proxy Statement to their respective stockholders. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, Parent or the Company, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the Commission and/or mailing to stockholders of Parent and the Company, such amendment or supplement. The Proxy Statement shall, subject to the provisions of Sections 3.6 and 8.10, include the recommendations of the Board of Directors of Parent in favor of the Parent Share Proposal and the Board of Directors of the Company in favor of the Merger.

  Section 8.3 Regulatory Approvals.

    (a) The parties hereto shall cooperate with each other and use reasonable best efforts (and, with respect to Parent Gaming Laws and Company Gaming Laws, shall use reasonable best efforts to cause their respective directors and officers to do so) to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Merger Agreement (including without limitation the Merger) ("Governmental Approvals"), and to comply (and, with respect to Parent Gaming Laws and Company Gaming Laws, to cause their respective directors and officers to so comply) with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Each of the parties hereto and their respective officers, directors and affiliates shall use their reasonable best efforts to file within 30 days after the date hereof (or, in the case of any required Governmental Approvals under Indiana gaming laws, within 30 days after the receipt of the notification that the appropriate Indiana Governmental Entity has issued a certificate of preliminary approval of the Company's contemplated Switzerland County, Indiana project (the "Indiana Preliminary Approval")), and in all events shall file within 60 days after the date hereof (or, in the case of any required Governmental Approvals under Indiana gaming laws, within 60 days after receipt of the Indiana Preliminary Approval) all required initial applications and documents in connection with obtaining the Governmental Approvals (including without limitation under applicable Parent Gaming Laws and Company Gaming Laws) and shall act reasonably and promptly thereafter in responding to additional requests in connection therewith. Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or the Company, as the case may be, and any of their respective subsidiaries, directors, officers and stockholders which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Merger Agreement. Without limiting the foregoing, each of Parent and the Company (the "Notifying Party") will notify the other promptly of the receipt of comments or requests from Governmental Entities relating to Governmental Approvals, and will supply the other party with copies of all correspondence between the Notifying Party or any of its representatives and Governmental Entities with respect to Governmental Approvals; provided, however, that it shall not be required to supply the other party with copies of correspondence relating to the personal applications of individual applicants except for evidence of filing.

    (b) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Merger Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.

  Section 8.4 Affiliates; Voting Agreements. (a) The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities
Act) of the Company to deliver to Parent, as soon as practicable after the date of this Merger Agreement, and in any event prior to the date of the stockholders meetings called by Parent and the Company pursuant to Section 3.6 hereof, a written agreement, in the form of Exhibit 8.4(a) hereto.

  (b) Concurrently with the execution and delivery of this Merger Agreement, as a condition and inducement to each party's willingness to enter into this Merger Agreement, the Company's Chief Executive Officer shall enter into a Voting Agreement with Parent and Parent's Chief Executive Officer shall enter into a Voting Agreement with the Company, such Voting Agreements to be dated the date hereof in the forms of Exhibits 8.4(b)(i) and (ii) hereto, pursuant to which the Company's Chief Executive Officer has agreed to vote his Company Common Stock in favor of the Merger and Parent's Chief Executive Officer has agreed to vote his Parent Common Stock in favor of the Parent Share Proposal.

  Section 8.5 NASDAQ/NMS Listing. Parent shall use its best efforts to list on the NASDAQ National Market System, upon official notice of issuance, the Parent Common Stock to be issued pursuant to the Merger including shares of Parent Common Stock issuable upon exercise of Company Stock Options (as defined in Section 8.6(b) below).

  Section 8.6 Employee Arrangements. (a) After the Effective Date, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms (as such terms may be amended from time to time to the extent not prohibited by this Merger Agreement) all employment, severance, consulting and other compensation contracts between the Company or any of its subsidiaries and any current or former director, officer or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Date under any Company Benefit Plan or agreement, each as of the date hereof except for changes thereto which are (i) permitted by this Merger Agreement, or (ii) otherwise agreed to by the parties hereto prior to the Effective Date. Parent agrees to provide employees of the Company with credit for all service with the Company or its affiliates for purposes of vesting and eligibility under any employee benefit plan, program or arrangement of Parent or its affiliates. Parent agrees that employees of the Company who continue to be employed by the Company after the Effective Date ("Continuing Employees") may continue to participate in their current Company sponsored employee benefit programs for a period of no less than one year after the Effective Date so long as they remain employed by the Company, provided that during such one-year period Parent may substitute Parent sponsored employee benefit programs if such programs offer Continuing Employees benefits that are equal to or more favorable than benefits offered under the comparable Company sponsored employee benefit programs; and, provided further, that Parent may change or discontinue any such Company program during such one-year period with the consent of a majority of the Company Directors then on the Parent Board of Directors; and, provided further, that if any Continuing Employees participate in Parent employee benefit programs, such participation shall be on substantially the same terms and conditions as all other Parent employees similarly situated.

  (b) Parent acknowledges that, except as set forth in the Company Disclosure Schedule, the Company Stock Options (as defined herein) held by the officers of the Company shall become fully vested and exercisable as a result of the transactions contemplated hereby pursuant to the terms of such officers' employment agreements existing as of the date of this Merger Agreement.

  (c) At the Effective Date, all rights with respect to the Company's Common Stock pursuant to stock options ("Company Stock Options") granted under Company Benefit Plans which are outstanding on the Effective Date shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each Company Stock Option, in accordance with the terms, as of the date hereof, of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Date, (i) each Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each Company Stock Option shall be equal to the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio rounded up or down, as the case may be, to the nearest whole integer, and (iii) the per share exercise price under each such Company Stock Option shall be adjusted by dividing the per share exercise price under each such Company Stock Option by the Exchange Ratio, with such exercise price per share rounded up or down, as the case may be, to the nearest whole cent; provided, however, that each such Company Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction subsequent to the Effective Date. In connection with the execution of this Merger Agreement, the Company shall have the right, in its sole discretion, to lower the exercise price of any outstanding Company Stock Option to no less than the higher of (x) the per share closing price of the Company Common Stock on the NASDAQ National Market on the trading date immediately prior to the date of the Company's Board of Directors meeting at which this Merger Agreement and the transactions contemplated hereby was approved or (y) the product of (A) the per share closing price of the Parent Common Stock on the NASDAQ National Market on the trading date immediately prior to the date of the Company Board of Directors meeting at which this Merger Agreement and the transactions contemplated hereby was approved and (B) the Exchange Ratio. The Company acknowledges that Parent shall have the right to adjust the exercise price of any or all outstanding options to purchase Parent Common Stock to the same equivalent price.

  (d) Nothing in this Section 8.6 shall be interpreted as preventing Parent or its subsidiaries from amending, modifying or terminating any Company Benefit Plans or other Company sponsored employee benefit programs after the first anniversary of the Effective Date (or prior thereto with the consent of a majority of the Company Directors then on the Parent Board of Directors) in accordance with their terms and applicable law.

  (e) On or before the first Business Day after the Effective Date, Parent shall deliver to each holder of a Company Stock Option a document evidencing the foregoing assumption of such Company Stock Option by Parent. As soon as reasonably practicable but in all events within 10 days (or if such tenth day is not a Business Day, then on or before the next succeeding Business Day) after the Effective Date, Parent shall file a registration statement on Form S-8 to cover such assumed Company Stock Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Stock Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Company Benefit Plans assumed pursuant to this Section 8.6 in a manner that complies with Rule 16b-3 promulgated by the Commission under the Exchange Act.

  Section 8.7 Indemnification. (a) Upon the Effective Date, Parent shall assume all of the obligations of the Company under the Company's existing indemnification agreements with each of the directors and officers of the Company, as such agreements relate to the indemnification of such persons for expenses and liabilities arising from facts or events which occurred on or before the Effective Date or relating to the Merger or transactions contemplated by this Merger Agreement.

  (b) Parent agrees that all rights to indemnification existing in favor of the directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation or By-Laws, as in effect as of the date hereof, with respect to matters occurring through the Effective Date, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Date. The By-laws of the Surviving Corporation shall contain provisions identical with respect to indemnification to those set forth in Article V of the Amended and Restated By-laws of the Company as in effect on the date of this Merger Agreement, which provisions and Article Eighth of the Amended and Restated Certificate of Incorporation of the Company as in effect as of the date of this Merger Agreement shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of persons covered thereby on the Effective Date.

  (c) Parent agrees to cause Surviving Corporation to maintain in effect for not less than six years, after the Effective Date the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Date; provided, however, that (i) Parent or Surviving Corporation may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the Indemnified Parties and (ii) Parent need only maintain such policies to the extent such insurance is available upon commercially reasonable terms; provided that such insurance shall be deemed available upon commercially reasonable terms if the cost of premiums for such insurance coverage does not exceed 200% of the annual premium currently being paid by the Company, and provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent's or Surviving Corporation's insurance carrier for the purpose of obtaining such insurance.

  (d) From and after the Effective Date, the directors, officers and employees of the Company and its subsidiaries who become directors, officers or employees of Parent or any of its subsidiaries, except for the indemnification rights set forth in Section 8.7 (a) and (b) or as otherwise provided by applicable law, shall have indemnification rights (with respect to their capacities as directors, officers or employees of Parent or any of its subsidiaries at or subsequent to the Effective Date), with prospective application only, to the extent provided in the Certificate of Incorporation or similar governing documents of Parent and its subsidiaries, as in effect from time to time after the Effective Date, as applicable, and provisions of applicable law as in effect from time to time after the Effective Date.

  Section 8.8 HSR Act. The Company and Parent shall use their reasonable best efforts to file as soon as practicable notifications under the HSR Act in connection with the Merger and the transactions contemplated hereby, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters.

  Section 8.9 Additional Agreements. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Merger Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings (including, but not limited to, filings under the HSR Act and with all applicable Governmental Entities) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, in the case of the Merger Agreement and the Parent Share Proposal, to the appropriate vote of the stockholders of the Company and Parent, respectively.

  (b) In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Merger Agreement (including, without limitation, any merger between a subsidiary of Parent and a subsidiary of the Company) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, franchises of any of the parties to the Merger, the proper officers and/or directors of Parent, the Company and the Surviving Corporation shall take all such necessary action.

  (c) Neither Parent nor any of its subsidiaries shall enter into any agreements or take any other action that would be reasonably likely to preclude Parent from obtaining the financing referred to in Section 9.2(d).

  Section 8.10 No Solicitation. Each of the Company and Parent will immediately cease any existing discussions or negotiations with any third parties with respect to any Acquisition Proposal (as defined below). Neither the Company nor Parent shall, directly or indirectly, take (nor shall the Company nor Parent authorize or permit their respective subsidiaries, officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents or affiliates, to take) any action to
(i) encourage, solicit or initiate the submission of any Acquisition Proposal,
(ii) enter into any agreement with respect to any Acquisition Proposal or
(iii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, provided, however, that the Company or Parent, as the case may be, may, in response to an unsolicited bona fide Acquisition Proposal, participate in discussions or negotiations with or furnish information to a third party making such Acquisition Proposal, if all of the following events have occurred: (1) such third party has made a written proposal to the Board of Directors of the Company or Parent, as the case may be, to consummate an Acquisition Proposal which proposal identifies a price or range of values to be paid for the outstanding securities or substantially all of the assets of the Company or Parent, as the case may be, and if consummated, after consultation with the investment bankers for the Company or Parent, as the case may be, such Board of Directors has determined is reasonably likely to be financially more favorable to the stockholders of the Company or Parent, as the case may be, than the terms of the Merger (a "Superior Proposal"); (2) such Board of Directors has determined, after consultation with its investment bankers, that such third party is financially capable of consummating such Superior Proposal; (3) such Board of Directors shall have determined, after consultation with its outside legal counsel, that the failure to participate in discussions or negotiations with or furnish information to such third party would result in a substantial risk of liability for a breach of the fiduciary duties of the members of such Board of Directors under applicable law; and (4) Parent or the Company, as the case may be, shall have been notified in writing of such Acquisition Proposal, including its principal financial and other material terms and conditions, including the identity of the person and its affiliates (if relevant) making such Acquisition Proposal.

  Notwithstanding the foregoing, the Company or Parent, as the case may be, shall not provide any non-public information to such third party unless (1) it has prior to the date thereof provided such information to Parent or the Company, as the case may be, or its representatives, and (2) it has provided such non-public information pursuant to a non-disclosure agreement with terms which are at least as restrictive as the nondisclosure agreement heretofore entered into between the Company and Parent. In addition to the foregoing, the Company or Parent, as the case may be, shall not accept or enter into any agreement concerning a Superior Proposal for a period of not less than 36 hours after the other party's receipt of the notification in clause (4) of the preceding paragraph. Upon the occurrence of the events in the preceding paragraph and this paragraph, the Company or Parent, as the case may be, shall be entitled to (1) change its recommendation concerning the Merger, (2) accept such Superior Proposal, and (3) enter into an agreement with such third party concerning a Superior Proposal provided that the Company or Parent, as the case may be, shall immediately make payment in full to Parent or the Company, as the case may be, of the cash fee and out-of-pocket expenses provided for in
Section 10.5 (b) or (c), as the case may be. Each of the Company and Parent will promptly communicate to the other party the principal terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such Acquisition Proposal, or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with it regarding an Acquisition Proposal. "Acquisition Proposal" shall mean, with respect to any person, any tender or exchange offer, written or oral proposal for a merger, consolidation or other business combination involving the Company or Parent or any of their respective subsidiaries or any written or oral proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or Parent or any of their respective subsidiaries other than the transactions contemplated or permitted by this Merger Agreement. Notwithstanding anything in this Section 8.10 to the contrary, (i) neither the Company nor any of its subsidiaries shall be prohibited from authorizing or effecting a Blue Diamond Disposition and a Blue Diamond Disposition shall not be deemed to be an "Alternative Transaction" for any purpose under this Merger Agreement and (ii) nothing in this Section 8.10 shall affect the rights of the Boards of Directors of the Company or Parent to change its recommendation pursuant to Section 3.6 above. Notwithstanding the foregoing, Parent and the Company shall provide copies of this Section 8.10 to third parties who, on an unsolicited basis after the date of this Merger Agreement, contact such party regarding an Acquisition Proposal, provided that the party providing such copies shall concurrently notify the other party of such delivery of such copy.

  Section 8.11 Takeover Provisions Inapplicable. The Company and Parent shall take all actions necessary to ensure that the consummation of the Merger and the other transactions contemplated hereby shall not render the restrictions of Section 203 of the DGCL applicable to such transactions.

  Section 8.12 Exception to Standstill Covenant. Notwithstanding the standstill provisions of Section 8 of the Confidentiality Agreement (the "Standstill Provisions"), either party (the "Unrestricted Party") shall be free to take any of the actions prohibited by the Standstill Provisions, but shall to the extent practicable seek to cooperate with the other party with respect to a new Acquisition Proposal, upon the occurrence of any of the events described below:

    (a) the Unrestricted Party terminates this Merger Agreement pursuant to
  Section 10.1 (f); or

    (b) a Superior Proposal Termination where such other party accepts or recommends a Superior Proposal; or

    (c) the Unrestricted Party terminates this Merger Agreement pursuant to
  Section 10.1 (d) and within six (6) months of such termination (1) a third party proposes or commences an Alternative Transaction with respect to such other party or makes or participates in a solicitation of proxies or consents with respect to the voting securities of such other party, or (2) such other party accepts or recommends to its stockholders an Alternative Transaction within such six-month period.

  Section 8.13 Reservation of Shares; Agreement to Issue Parent Common
Stock. From and after the Effective Date, Parent shall at all times reserve and keep available for issue such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of all outstanding Company Stock Options. Parent agrees that, from and after the Effective Date, upon any exercise of the Warrants, the Louisiana Option, the Mississippi Option or the Resort Purchase Option (as such terms are defined or referenced in Section 5.3 of the Company Disclosure Schedule) for shares of stock, Parent shall issue shares of Parent Common Stock in lieu of shares of Company Common Stock, with adjustments as to the number of shares and exercise price as provided therein.

                                  ARTICLE IX

                             Conditions Precedent

  Section 9.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

    (a) This Merger Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite affirmative vote of the holders of the Company Common Stock (as described in Section 5.13) in accordance with applicable law.

    (b) The Parent Share Proposal shall have been approved by the requisite affirmative vote of the holders of the Parent Common Stock (as described in Section 4.13) in accordance with applicable law and the rules and regulations of the NASD.

    (c) The Parent Common Stock issuable in the Merger shall have been authorized for listing on the NASDAQ National Market System upon official notice of issuance.

    (d) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

    (e) All consents, approvals, orders, authorizations of, or registrations, findings of suitability, licenses, declarations or filings with, any Governmental Entity in respect of Company Gaming Laws or Parent Gaming Laws required to consummate the transactions contemplated hereby (including changes in the composition of the Board of Directors of the Company and Parent, subject to the parties' obligation to select suitable substitute nominees pursuant to Section 3.5) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals") and no such approval shall contain any conditions, limitations or restrictions which the Board of Directors of either Parent or the Company reasonably determines in good faith will have or reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect.

    (f) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect nor shall have any proceedings seeking a stop order been initiated or threatened by the Commission. Parent shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the shares of Parent Common Stock in the Merger.

    (g) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its best efforts to have any such injunction lifted). There shall not be any action taken, or any statute, rule, regulation or order enacted entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

    (h) No legislation shall have been adopted or proposed (with a reasonable likelihood of being adopted) in California that would prohibit the ownership of the combined company of Parent and the Company.

  Section 9.2 Conditions to Obligation of the Company to Effect the
Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by the Company:

    (a) The representations and warranties of Parent and Sub set forth in this Merger Agreement shall be true and correct (determined without regard to any materiality qualifiers, including without limitation "Parent Material Adverse Effect" contained in the specific representation or warranty) (i) as of the date hereof and (ii) as of the date of the Closing (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate would not reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed by the president and the chief financial officer of Parent and the president of Sub to such effect.

    (b) Each of Parent and Sub shall have performed in all material respects all obligations and covenants required to be performed by it under this Merger Agreement prior to or as of the date of the Closing, and the Company shall have received a certificate signed by the president and the chief financial officer of Parent and the president of Sub to such effect.

    (c) The Board of Directors of Parent shall consist of eleven members, comprised of four Company Directors and seven Parent Directors, the Executive Committee shall consist of five or six members, comprised of three or four Parent Members and two Company Members, and the Bylaw Amendment shall be in effect, all as provided in Section 3.5.

    (d) The Company shall have received written assurances from Parent that there will be available sufficient financing of up to $164.5 million to fund (i) the repurchase of the Company's outstanding 11 1/2% First Mortgage Notes due 2003 if put to the Company by the holders thereof in accordance with the terms of the Company's Indenture in connection with the transactions contemplated hereby and (ii) up to $60 million for future gaming projects, such written assurances to be in form and substance reasonably satisfactory to the Company.

    (e) There shall have been no material adverse change in the business, properties, assets, condition (financial or otherwise), liabilities or operations of Parent and its subsidiaries taken as a whole after the date of this Merger Agreement through the Effective Date; provided, however, that a bankruptcy or foreclosure or deed in lieu of foreclosure or similar action involving Sunflower Racing, Inc. and/or its subsidiaries shall not constitute such a material adverse change nor shall litigation with respect thereto constitute such a material adverse change unless such litigation would reasonably be expected to result in a Parent Material Adverse Effect with respect to Parent and its subsidiaries other than Sunflower Racing, Inc. and its subsidiaries.

    (f) The Company and Parent shall have received all third-party consents and approvals required to be obtained by the Company or Parent in connection with the transactions contemplated hereby, under any contract to which the Company or Parent (or any of their respective subsidiaries) may be a party, including without limitation any consents that may be required pursuant to the Company's Indenture relating to its 11 1/2% First Mortgage Notes due 2003 (the "Noteholders Consent"), which consents and approvals are listed on Schedule 9 hereto, except for such third-party consents and approvals (other than the Noteholders Consent) as to which the failure to obtain, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

    (g) The Company shall have received a favorable opinion of Wilson Sonsini Goodrich & Rosati, based upon certain assumptions and factual representations of the Company, Parent and Sub and certain stockholders of the Company reasonably requested by such counsel, dated the Effective Date, to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a) of the Code.

  Section 9.3 Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Date of the additional following conditions, unless waived by Parent:

    (a) The representations and warranties of the Company set forth in this Merger Agreement shall be true and correct (determined without regard to any materiality qualifiers, including without limitation

  "Company Material Adverse Effect" contained in the specific representation or warranty) (i) as of the date hereof and (ii) as of the date of the Closing (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, and Parent and Sub shall have received a certificate signed by the chief executive officer and the chief financial officer of the Company to such effect.

    (b) The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Merger Agreement prior to or as of the date of the Closing, and Parent and Sub shall have received a certificate signed by the chief executive officer and the chief financial officer of the Company to such effect.

    (c) There shall have been no material adverse change in the business, properties, assets (financial or otherwise), liabilities or operations of the Company and its subsidiaries taken as a whole after the date hereof through the Effective Date; provided, however, that neither a Blue Diamond Disposition nor a decision by the Company not to exercise the Resort Purchase Option (as such term is defined in Section 5.3 of the Company Disclosure Schedule) relating to Blue Diamond shall not constitute such a material adverse change.

    (d) Parent and the Company shall have received all third-party consents and approvals required to be obtained by the Company or Parent in connection with the transactions contemplated hereby, under any contract to which the Company or Parent (or any of their respective subsidiaries) may be a party, including without limitation any consents that may be required pursuant to the Company's Indenture relating to its 11 1/2% First Mortgage Notes due 2003, except for such third-party consents and approvals (other than the Noteholders Consent) as to which the failure to obtain, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

    (e) Parent shall have received a favorable opinion of Irell & Manella LLP, based upon certain assumptions and factual representations of the Company, Parent, Sub and certain stockholders of the Company, reasonably requested by such counsel, dated the Effective Date, to the effect that the Merger will constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a) of the Code.

                                   ARTICLE X

                       Termination, Amendment and Waiver

  Section 10.1 Termination. This Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after the approval by the stockholders of the Company or Parent contemplated hereby:

    (a) by mutual consent of the Board of Directors of Parent and the Board of Directors of the Company; or

    (b) by either the Board of Directors of Parent or the Board of Directors of the Company if (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable (provided that the denial of a license under any Company Gaming Laws or Parent Gaming Laws to any one or more directors or officers of a party or a subsidiary of such party is not grounds for termination of this Merger Agreement and each party covenants and agrees that, in the event of such a denial of a license, or the notification (whether formally or informally) by the relevant Governmental Entity of an anticipated denial of a license or related approval, to one or more directors, officers or racing or gaming managers of such party or a subsidiary of such party, such party agrees to select alternative designees for licensing to replace the directors, officers or racing or gaming managers whose licenses were denied or are anticipated to be denied) or
  (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

    (c) by either Parent or the Company if the Merger shall not have been consummated on or before December 31, 1996, provided that if the Merger shall not have been consummated by such date due to failure to receive all Required Regulatory Approvals by such date, then such date shall be extended to June 30, 1997, and provided further that the right to terminate this Merger Agreement pursuant to this Section 10.1(c) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constituted a breach of this Agreement; or

    (d) by either the Board of Directors of Parent or the Board of Directors of the Company if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article IX hereof; or

    (e) by either the Board of Directors of Parent or the Board of Directors of the Company if any approval of the stockholders of Parent or the Company contemplated by this Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof; or

    (f) by either the Board of Directors of Parent or the Board of Directors of the Company, if, without the consent of such party, the Board of Directors of the other party (x) shall have failed to recommend, or shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation, of this Merger Agreement and the transactions contemplated hereby (in the case of the Company) or the Parent Share Proposal (in the case of Parent), or (y) shall have submitted or recommended to the stockholders of such other party or shall have approved an Alternative Transaction (as defined in Section 10.5), or (z) shall have publicly announced its intention to do any of the foregoing; or

    (g) by either the Board of Directors of Parent or the Board of Directors of the Company, if either party shall have accepted or recommended to its stockholders a Superior Proposal (a "Superior Proposal Termination") (provided that in the case of a termination by the party accepting or recommending a Superior Proposal pursuant to this Section 10.1(g), such party shall have paid to the other party all amounts owing under Section 10.5(b) or (c), as the case may be); or

    (h) by either the Board of Directors of Parent or the Board of Directors of the Company if a condition to such party's performance set forth in
  Article IX shall not have been satisfied at any time prior to the Closing and such condition shall be impossible to satisfy.

  Section 10.2 Effect of Termination. In the event of termination of this Merger Agreement by either Parent or the Company, as provided above, this Merger Agreement shall forthwith become void and (except for the willful breach of this Merger Agreement by any party hereto) there shall be no liability on the part of either the Company, Parent or Sub or their respective officers or directors; provided that Sections 10.2 (effect of termination),
10.5 (fees and expenses) and Article XI (general) shall survive the termination.

  Section 10.3 Amendment. To the fullest extent permitted by applicable law, this Merger Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before or after the approvals contemplated hereby by the stockholders of the Company and Parent, but, after such approval, no amendment shall be made which by law requires further approval of the stockholders, without the further approval of such stockholders. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 10.4 Waiver. At any time prior to the Effective Date, the parties hereto, by or pursuant to action taken by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any documents delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

  Section 10.5 Fees and Expenses. (a) Except as provided in Sections 10.5(b) and (c), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated by this Merger Agreement shall be paid by the party incurring such expenses, provided, however, that (i) the costs and expenses of printing and mailing the Proxy Statement and the Registration Statement and all filing and other fees paid to the Commission in connection with the Merger shall be borne equally by Parent and the Company, (ii) Parent shall pay all filing and other fees payable to any Governmental Entity in connection with compliance with the HSR Act, and (iii) notwithstanding anything to the contrary contained in this Merger Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Merger Agreement.

  (b) Subject to Section 10.5(d) below, the Company shall pay Parent a cash fee of $3,500,000 plus up to an aggregate of $1,500,000 of actual documented out-of-pocket expenses of Parent relating to the transactions contemplated by this Merger Agreement (including, but not limited to, fees and expenses of Parent's counsel, accountants and financial advisors), upon the earliest to occur of the following:

    (i) a Superior Proposal Termination by Parent or the Company where the Company is the party accepting or recommending a Superior Proposal; or

    (ii) the Merger shall not have been approved by the Company's stockholders at the Company Meeting or such meeting shall not have been held or shall have been cancelled, if (x) prior thereto it shall have been publicly announced that any person (other than Parent) shall have proposed or disclosed an intention to propose or that it is considering an Alternative Transaction (other than an Alternative Transaction previously approved by Parent in writing) involving the Company or any of its Significant Subsidiaries and (y) within nine (9) months following such disapproval or cancellation, the Company shall have entered into a written agreement regarding an Alternative Transaction with such person; or

    (iii) the termination of this Merger Agreement by Parent pursuant to
  Section 10.1(f) unless the Company's Board of Directors shall have failed to recommend or shall have withdrawn or modified its recommendation due to a material adverse change respecting Parent which would entitle the Company not to consummate the transactions contemplated hereby under Section 9.2(e).

  (c) Subject to Section 10.5(d) below, Parent shall pay the Company a cash fee of $3,500,000 plus up to an aggregate of $1,500,000 of actual documented out-of-pocket expenses of the Company relating to the transactions contemplated by this Merger Agreement (including, but not limited to, fees and expenses of the Company's counsel, accountants and financial advisors), upon the earliest to occur of the following:

    (i) a Superior Proposal Termination by Parent or the Company where Parent is the party accepting or recommending a Superior Proposal; or

    (ii) the Parent Share Proposal shall not have been approved by Parent's stockholders at the Parent Meeting or such meeting shall not have been held or shall have been cancelled, if (x) prior thereto it shall have been publicly announced that any person (other than the Company) shall have proposed or disclosed an intention to propose or that it is considering an Alternative Transaction (other than an Alternative Transaction previously approved by the Company in writing) involving Parent or any of its Significant Subsidiaries and (y) within nine (9) months following such disapproval or cancellation, Parent shall have entered into a written agreement regarding an Alternative Transaction with such person; or

    (iii) the termination of this Merger Agreement by the Company pursuant to
  Section 10.1(f) unless Parent's Board of Directors shall have failed to recommend or shall have withdrawn or modified its recommendation due to a material adverse change respecting the Company which would entitle Parent not to consummate the transactions contemplated hereby under Section 9.3(c).

As used herein, the term "Alternative Transaction" shall mean either (w) a transaction pursuant to which any person (or group of persons) other than the parties hereto or their current affiliates (a "Third Party") acquires securities representing more than twenty percent (20%) of the outstanding voting power of the Company or Parent, as the case may be, whether from the issuer or pursuant to a tender offer or exchange offer or otherwise, (x) a merger or other business combination involving the Company or Parent, as the case may be, pursuant to which any Third Party or Third Parties acquire(s) securities representing more than twenty percent (20%) of the outstanding voting power of the Company or Parent, as the case may be, or the entity surviving such merger or business combination, (y) any other transaction except for transactions described in
Section 7.1 of the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, pursuant to which a Third Party acquires control of assets (including equity securities of subsidiaries) of the Company or Parent, as the case may be, or any of their respective subsidiaries having a fair market value equal to or greater than twenty percent (20%) of the total consolidated assets of the Company or Parent, as the case may be, and their respective subsidiaries, taken as a whole, calculated immediately prior to such transaction or (z) in the case of Parent, the acquisition by Parent (except for transactions described in Section 7.1 of the Parent Disclosure Schedule) of the assets or stock of any other business with a fair market value equal to or greater than twenty percent (20%) of the total consolidated assets of Parent and its subsidiaries, taken as a whole, calculated immediately prior to any such acquisition.

  (d) Payment of the amounts described in Sections 10.5(b), (c) or (e) shall not be in lieu of damages incurred in the event of breach of this Merger Agreement.

  (e) Upon the termination of this Merger Agreement by Parent or the Company, as the case may be, pursuant to Section 10.1(d) as a result of a material breach by the other party of this Merger Agreement, such other party shall pay Parent or the Company, as the case may be, the actual, documented and reasonable out-of-pocket expenses of the other party relating to the transactions contemplated by this Merger Agreement (including, but not limited to, fees and expenses of such other party's counsel, accountants and financial advisors).

  (f) The fees and expenses payable pursuant to paragraphs (b), (c) and (e) above shall be paid within five business days after the first to occur of the events described in paragraphs (b), (c) and (e) above.

                                  ARTICLE XI

                              General Provisions

  Section 11.1 Non-Survival of Representations, Warranties and Agreements. No representations, warranties or agreements in this Merger Agreement shall survive the Merger, except for the agreements contained in Sections 3.1 (conversion of shares), 3.2 (exchange of certificates), 3.3 (dividends, transfer taxes), 3.4 (fractional shares), 3.5 (Board, Executive Committee),
3.7 (transfer books), 8.6 (employee arrangements), 8.7 (indemnification), 8.9 (additional agreements), the last sentence of 10.3 (amendment), 10.5 (fees and expenses) and Article XI (general).

  Section 11.2 Notices. All notices or other communications under this Merger Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, telex or other standard form of telecommunications, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

  If to the Company:

    Boomtown, Inc.
    P.O. Box 399
    Verdi, Nevada 89439-0399
    Attention: Mr. Timothy J. Parrott
    Telecopy No.: (702) 345-2327

    With a copy to:

    Wilson Sonsini Goodrich & Rosati, P.C.
    650 Page Mill Road
    Palo Alto, California 94304-1050
    Attention: John V. Roos, Esq.
    Telecopy: (415) 493-6811

    If to Parent or Sub:

    Hollywood Park, Inc.
    1050 South Prairie Avenue
    Inglewood, California 90301
    Attention: Mr. R.D. Hubbard
    Telecopy No.: (310) 671-4460

    With a copy to:

    Irell & Manella LLP
    1800 Avenue of the Stars, Suite 900
    Los Angeles, California 90067-4276
    Attention: Alvin G. Segel, Esq.
    Telecopy No.: (310) 203-7199

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section.

  Section 11.3 Publicity. Neither Parent nor the Company shall, or shall permit any of its respective subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Merger Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or the NASDAQ National Market System. The commencement of litigation relating to this Merger Agreement or the transactions contemplated hereby or any proceedings in connection therewith shall not be deemed a violation of this Section 11.3.

  Section 11.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Merger Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 11.5 Interpretation. When a reference is made in this Merger Agreement to subsidiaries of Parent or the Company, the word "subsidiaries" means corporations, partnerships, joint ventures, associations, trusts, unincorporated organizations, limited liability companies or other entities, 50% or more of the outstanding voting securities or interests of which (or the right to select a majority of the Board of Directors or other governing body), or, if there are no such voting securities or interests, 50% or more of the equity interests of which, are directly or indirectly owned by Parent or the Company, as the case may be. Notwithstanding the foregoing, with respect to the Company, Indiana Ventures, LLC shall be deemed to be a subsidiary of the Company. The headings contained in this Merger Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Merger Agreement.

  Section 11.6 Miscellaneous. This Merger Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (other than as provided in the Confidentiality Agreement, as the same may be amended) including without limitation the Letter of Intent dated March 19, 1996 between Parent and the Company; and (b) shall not be assigned by operation of law or otherwise, except that Sub shall have the right to assign to Parent or any direct wholly owned subsidiary of Parent any and all rights and obligations of Sub under this Merger Agreement. This Merger Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

  Section 11.7 Governing Law. This Merger Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable principles of conflicts of law.

  Section 11.8 Parties in Interest. This Merger Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Merger Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Merger Agreement except that (i) the officers, directors and employees of the Company are intended beneficiaries of the covenants and agreements set forth in Section 8.7, (ii) the holders of Company Stock Options are the intended beneficiaries of the covenants set forth in Section 8.6(b) and (c) and (iii) the employees and consultants of the Company are the intended beneficiaries of the covenants and agreements set forth in
Section 8.6(a).

  Section 11.9 No Control of the Company By Parent Under Company Gaming
Laws. Notwithstanding any provision contained in this Merger Agreement, Parent shall not have the power, directly or indirectly, to direct or cause the direction of the management and policies of the Company until Parent receives all Requisite Regulatory Approvals under Company Gaming Laws to acquire control of the Company pursuant to the terms of this Merger Agreement. To the extent that any provision contained in this Merger Agreement would purport to give Parent such power prior to the receipt of all such Requisite Regulatory Approvals, such provision shall be deemed amended to the extent necessary, but only to the extent necessary, so as not to give Parent such power.

  Section 11.10 Approval of the Company or Parent. In each instance where this Merger Agreement requires or contemplates the consent, approval, waiver or action of the Company or Parent, as the case may be, such consent, approval, waiver or action shall be deemed given or taken, if given or taken by the Chief Executive Officer of such party, unless expressly provided otherwise or as otherwise required by applicable law or the Certificate of Incorporation or Bylaws of such party.

  Section 11.11 Severability. In case any one or more of the provisions contained in this Merger Agreement should be invalid, illegal or unenforceable in any respect against a party hereto, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, and such invalidity, illegality or unenforceability shall only apply as to such party in the specific jurisdiction where such judgment shall be made. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Merger Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

  IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Merger Agreement to be signed by their respective officers thereunder duly authorized all as of the date first written above.

                                          Hollywood Park, Inc.

                                                     /s/ R.D. Hubbard
                                          By: _________________________________
                                                       R.D. Hubbard
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                          HP Acquisition, Inc.

                                                     /s/ R.D. Hubbard
                                          By: _________________________________
                                                       R.D. Hubbard
                                                         President

                                          Boomtown, Inc.

                                                  /s/ Timothy J. Parrott
                                          By: _________________________________
                                                    Timothy J. Parrott
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                APPENDIX B--OPINION OF OPPENHEIMER & CO., INC.

                     [OPPENHEIMER & CO., INC. LETTERHEAD]

                                          April 24, 1996

CONFIDENTIAL

The Board of Directors
Hollywood Park, Inc.
1050 South Prairie Avenue
Inglewood, California 90301

Gentlemen:

  You have asked Oppenheimer & Co., Inc. ("Oppenheimer") to render an opinion (the "Opinion") as to the fairness, from a financial point of view, to the stockholders of Hollywood Park, Inc. ("HPRK") of the consideration to be received by the holders of common stock of Boomtown, Inc. ("BMTN") in connection with the proposed merger of BMTN with HPRK (the "Merger"), pursuant to the terms and conditions set forth in the Boomtown Agreement and Plan of Merger between HPRK and BMTN dated April 23, 1996 (the "Merger Agreement").

  As more fully described in the Merger Agreement, upon the consummation of the Merger (a) BMTN will be merged with and into HPRK and (b) each outstanding share of BMTN common stock, par value $.01 per share ("BMTN Common Stock"), subject to the terms of the Merger Agreement, will be converted into the right to receive six hundred twenty-five one thousandths (.625) of one paid and non-assessable share of common stock, par value $.10 per share, of HPRK ("HPRK Common Stock").

  In arriving at our Opinion we:

    (i) reviewed the draft Boomtown Agreement and Plan of Merger dated April 17, 1996;

    (ii) reviewed HPRK's annual reports to stockholders and annual reports on Form 10-K for the five fiscal years ended December 31, 1995 and HPRK's quarterly reports on Form 10-Q for fiscal years 1994 and 1995;

    (iii) reviewed BMTN's annual reports to stockholders and annual reports on Form 10-K for the three fiscal years ended September 30, 1995, audited financials for the two fiscal years ended September 30, 1992 and BMTN's quarterly reports on Form 10-Q for fiscal years 1994, 1995 and the first two quarters of fiscal 1996;

    (iv) held discussions with the senior managements of HPRK and BMTN and visited certain major properties of HPRK and BMTN;

    (v) reviewed financial projections for HPRK prepared by HPRK's management;

    (vi) reviewed financial projections for BMTN prepared by BMTN's management;

    (vii) held discussions with HPRK regarding the plans for BMTN after consummation of the Merger;

    (viii) reviewed current and historical market prices and trading data of HPRK Common Stock and BMTN Common Stock;

HOLLYWOOD PARK, INC.
PAGE 2 OF 3
APRIL 24, 1996

    (ix) reviewed financial and market data for certain public companies we deemed comparable to HPRK and BMTN;

    (x) reviewed and analyzed recent mergers and acquisitions of companies we deemed comparable to BMTN; and

    (xi) performed such other analyses and reviewed such other information as we deemed appropriate.

  In rendering our Opinion we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information available to us from public sources or provided to us by HPRK and BMTN and their respective representatives. With respect to forecasts regarding HPRK's and BMTN's future financial condition and operating results provided to us as described in clauses (v) and (vi) above, we assumed, without independent verification or investigation, that such forecasts were reasonably prepared based on the best available information, estimates and judgement of HPRK's and BMTN's respective managements. We are not expressing any opinion as to what the value of the HPRK Common Stock actually will be when issued to holders of BMTN Common Stock pursuant to the Merger or the price at which the HPRK Common Stock will trade subsequent to the Merger. In addition, we have neither made nor obtained any independent evaluation or appraisal of the assets or liabilities of HPRK or BMTN.

  Our Opinion is based upon analyses of the foregoing factors in light of our assessment of general economic, financial and market conditions as of the date hereof that can be evaluated by us as of such date.

  Oppenheimer, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities and private placements. Oppenheimer has performed investment banking and other services for both HPRK and BMTN in the past and has been compensated for such services. In the past, Oppenheimer has performed the following investment banking and financial advisory services for Boomtown; lead manager of its October 1992 IPO; lead manager of its May 1993 follow-on common stock offering; lead manager of its November 1993 units offering consisting of $103,500,000 of first mortgage bonds and 472,500 warrants to purchase common stock; and financial advisor to BMTN in connection with the development of BMTN's New Orleans and Biloxi properties. In connection with the October 1992 IPO of Boomtown, Oppenheimer and certain of its affiliates and employees received 106,641 warrants exercisable for Boomtown common stock at a price of $12.00 per share. With regard to HPRK, Oppenheimer: (i) acted as lead manager of its June 1993 follow-on common stock offering and (ii) rendered a fairness opinion with regard to HPRK's purchase of The Woodlands Race Track and related facilities in Kansas.

  As mentioned above, Oppenheimer has been engaged to render financial advisory services to HPRK in connection with the Merger for which Oppenheimer will receive a fee, a significant portion of which is contingent upon the consummation of the Merger. Oppenheimer will also receive a fee upon the delivery of this Opinion. In the ordinary course of business, Oppenheimer may actively trade the securities of HPRK and BMTN for its own account or for the account of its customers and accordingly may at any time hold a long or short position in such securities.

HOLLYWOOD PARK, INC.
PAGE 3 OF 3
APRIL 24, 1996

  Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the consideration to be received by the holders of BMTN Common Stock in connection with the Merger is fair, from a financial point of view, to the stockholders of HPRK.

                                          Very truly yours,

                                          OPPENHEIMER & CO., INC.

                APPENDIX C--OPINION OF SUTRO & CO. INCORPORATED
                           [SUTRO & CO. LETTERHEAD]

April 23, 1996

The Board of Directors
Boomtown, Inc.
Post Office Box 399
Verdi, Nevada 89439-0399

Gentlemen:

You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to the common shareholders of Boomtown, Inc. (the "Company" or "Boomtown"), of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger draft dated as of April 16, 1996 (the "Merger Agreement"), between the Company and Hollywood Park, Inc. (the "Acquiror" or "Hollywood Park"). As more fully described in the Merger Agreement at the effective time of the Merger, (i) the Company will be merged with and into Hollywood Park and (ii) each outstanding share of the Company Common Stock will, subject to the terms of the Merger Agreement, be converted into the right to receive 0.625 of fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of Hollywood Park, Inc. (the "Exchange Ratio") (the "Merger").

In arriving at our Opinion, we have reviewed the financial terms of the Merger Agreement as well as publicly available business and financial information relating to the Company and the Acquiror for recent years and interim periods to date. We have also reviewed certain internal financial forecasts and projections provided to us by the Company and have met with management of the Company to review and discuss such information as well as the Company's business, operations, assets, financial condition and future prospects. We have also reviewed certain internal financial forecasts and projections of the Acquiror provided to us by the Acquiror's financial advisor (on behalf of the Acquiror) and have discussed with the management of the Acquiror such information and the respective business, operations, assets, financial condition and future prospects. In addition, we have compared certain financial and securities data of the Company and the Acquiror with various other companies in the casino and entertainment industries, reviewed the historical stock prices and trading volumes of the common stock of the Company and the Acquiror, reviewed the financial terms of other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In our review and analysis and in formulating our Opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independently verifying any such information. We have assumed, with your consent, that the financial forecasts and projections provided to us by the Company and the Acquiror's financial advisor (on behalf of the Acquiror) were prepared in good faith and on bases reflecting the best currently available judgments and estimates of the management of each Company. In addition, we have made certain assumptions concerning the operations of the combined entity consistent with the financial projections supplied by the Company and the Acquiror. Our Opinion, as set forth herein, relates to the relative values of the Company and the Acquiror. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when issued to holders of the Company Common Stock pursuant to the Merger or the price at which the Acquiror Common Stock will actually trade subsequent to the Merger.
                              [JOHN HANCOCK LOGO]

We have relied as to all legal matters on advice of counsel of the Company. We have made no independent investigation of any legal matters affecting the Company or the Acquiror. We have assumed the correctness of the legal advice given to the Board of Directors of the Company by its counsel, and have assumed that upon consummation of the Merger, each company shall have all the appropriate licenses and permits, including all gaming licenses, to conduct its business as proposed.

We have not been authorized to and have not solicited alternative offers for the Company or its assets, or investigated alternative transactions which may be available to the Company. However, we are aware of other transactions which have been previously considered by the Company. For the purposes of this Opinion, we have assumed that the final form the Merger Agreement as executed by the parties thereto, will not differ in any material respect from the draft provided to us.

Sutro & Co. Incorporated ("Sutro"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations. We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger described above and we will receive a fee for rendering this Opinion. In the ordinary course of our business, we may actively trade the securities of the Company and the Acquiror for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Sutro has previously provided investment banking services for Boomtown. Sutro acted as a managing underwriter for the Company's initial public offering in October 1992 of 3,737,500 shares at a price of $10.00, the follow-on common stock offering 3,910,000 shares at a price of $27.50 and the units offering in November 1993 consisting of $103,500,000 of First Mortgage Notes and Warrants to purchase 472,500 shares of common stock. In addition, Sutro acted as financial advisor to Boomtown in June 1993 in connection with the Blue Diamond Hotel & Casino, Inc. joint venture.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated as of the date of this letter and change in such conditions would require a re-evaluation of this Opinion. We disclaim any obligation to update, revise or reaffirm this Opinion.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger Agreement and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Sutro's Opinion be made, other than in connection with the filings required to be made by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 and in materials delivered to the stockholders, without Sutro's prior written consent.

Based upon and subject to the foregoing and such other factors as we deemed relevant, it is our opinion that the Exchange Ratio, from a financial point of view, is fair to the common shareholders of Boomtown.

Sincerely,

SUTRO & CO. INCORPORATED

[SUTRO & CO. LOGO]

                                                                     APPENDIX D

                             HOLLYWOOD PARK, INC.
                            1996 STOCK OPTION PLAN

  1. Purpose.

  The purpose of this 1996 Stock Option Plan (the "Plan") of Hollywood Park, Inc., a Delaware corporation (the "Company"), is to secure for the Company and its stockholders the benefits arising from stock ownership by selected key employees, directors, consultants and advisors of the Company or its subsidiaries, as the Committee (hereinafter defined) may from time to time determine. The Plan will provide a means whereby (i) such employees may purchase shares of the Common Stock of the Company pursuant to options which will qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) such employees or other persons may purchase shares of the Common Stock of the Company pursuant to "non-incentive" or "non-qualified" stock options and (iii) any of such persons may receive shares of the Common Stock of the Company, or cash in lieu thereof, pursuant to stock appreciation rights granted in tandem with such options.

  2. Administration.

  The Plan shall be administered by the Company's Compensation Committee or to another committee established by the Board of Directors of the Company to administer the Plan and to whom administration of the Plan will be duly delegated (in either event, the "Committee"), which Committee shall consist of two or more directors, each of whom shall be both (i) a "non-employee" director within the meaning of, or shall otherwise satisfy the requirements of, Rule 16b-3(c)(2)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (ii) an "outside director" within the meaning of Treasury Regulation (S)1.162-27(e)(3). Any action of the Committee with respect to administration of the Plan shall be taken by a majority vote or written consent of its members.

  Subject to the express provisions of the Plan, the Committee shall have authority (i) to construe and interpret the Plan, (ii) to define the terms used herein, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, (iv) to determine the individuals to whom and the time or times at which options shall be granted, the terms and provisions of the option agreements (which need not be identical), whether such options will be incentive stock options or non-qualified stock options, whether to include a stock appreciation right with an option and the terms of such rights, the number of shares to be subject to each option, the option price, the number of installments, if any, in which each option may be exercised, and the duration of each option, (v) to approve and determine the duration of leaves of absence which may be granted to participants without constituting a termination of their employment for the purposes of the Plan, and (vi) to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Committee shall be binding and conclusive on all participants in the Plan and their legal representatives and beneficiaries.

  The Company will indemnify and hold harmless the members of the Board of Directors and the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act, or omission to act, in connection with the performance of such persons' duties, responsibilities and obligations under the Plan, other than such liabilities, costs and expenses as may result from the gross negligence, bad faith, willful misconduct and/or criminal acts of such persons.

  3. Shares Subject to the Plan.

  Subject to adjustment as provided in paragraph 17 hereof, the shares to be offered under the Plan shall consist of the Company's authorized but unissued Common Stock, par value $.10 per share (hereinafter called

"stock") and the aggregate amount of such stock which may be issued upon exercise of all options under the Plan shall not exceed 900,000 shares. If any option granted under the Plan shall expire or terminate for any reason (other than surrender at the time of exercise of a related stock appreciation right provided for in paragraph 9 hereof), without having been exercised in full, the unpurchased shares subject thereto shall again be available for options to be granted under the Plan.

  4. Maximum Shares for Each Employee.

  Each employee eligible to participate in the Plan may be granted options or stock appreciation rights with respect to a maximum of 90,000 shares (adjusted, if necessary, pursuant to paragraph 17, below) during any fiscal year or portion thereof. If an option is cancelled, the cancelled option continues to be counted against the maximum number of shares for which options may be granted to an employee during any such fiscal year. If the exercise price of an option is reduced after the grant of the option, the repricing of the option shall be treated as a cancellation of the option and the grant of a new option for purposes of applying the limitation imposed by this paragraph
4. This paragraph 4 is intended to comply with the requirements of Treasury Regulation (S)1.162-27(e)(2)(vi), and shall be interpreted as required to accomplish such compliance.

  5. Eligibility and Participation.

  All key employees, directors (other than Committee members), consultants and advisers, of the Company or of any subsidiary corporation (as defined in Section 425(f) of the Code) shall be eligible for selection to participate in the Plan, except that only regular employees of the Company or a subsidiary may receive incentive stock options under the Plan. An individual who has been granted an option may, if such individual is otherwise eligible, be granted an additional option or options if the Committee shall so determine, subject to the other provisions of the Plan. Such options may be granted in lieu of outstanding options previously granted under this Plan or may be in addition to such options.

  No incentive stock option may be granted to any person who, at the time the incentive stock option is granted, owns shares of the Company's outstanding Common Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (and of its affiliates, if applicable), unless the exercise price of such option is at least 110 percent (110%) of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

  The aggregate fair market value (determined at the time the options are granted) of the shares covered by incentive stock options granted to any one employee under this Plan or any other incentive stock option plan of the Company which may become exercisable for the first time in any one calendar year shall not exceed $100,000; provided, however, that if the Code or the regulations thereunder shall permit a greater amount of incentive stock options to vest in any calendar year, then such higher limit shall be applicable, subject to the provisions of the specific option agreement.

  All options granted under the Plan shall be granted within ten years from the effective date of the Plan.

  6. Duration of Options.

  Each option and all rights associated therewith shall expire on such date as the Committee may determine, and shall be subject to earlier termination as provided herein; provided, however, that in the case of incentive stock options, each incentive stock option and all rights associated therewith shall expire in any event within ten (10) years of the date on which such incentive stock option is granted; and provided further that all such options and rights shall be subject to earlier termination as hereinafter provided.

  7. Purchase Price.

  The purchase price of the stock covered by each option shall be determined by the Committee, but in the case of incentive stock options, shall be not less than one hundred percent (100%) of the fair market value of such stock on the date the incentive stock option is granted. The Committee shall have the discretion to grant non-qualified stock options and any stock appreciation rights coupled therewith at a purchase price that is less than the fair market value of the stock covered by the option or right as of the date of the grant; however, the Company acknowledges that any such option or right may not qualify as performance-based compensation, and therefore the Company may be unable to deduct the expense of the option or right for income tax purposes when such option or right is exercised. The purchase price of the shares upon exercise of an option shall be paid in full at the time of exercise (i) in cash or by check payable to the order of the Company, (ii) by delivery of shares of Common Stock of the Company already owned by, and in the possession of the option holder, or (iii) if authorized by the Committee or if specified in the option being exercised, by a promissory note made by the option holder in favor of the Company, upon the terms and conditions determined by the Committee and secured by the shares issuable upon exercise complying with applicable law (including, without limitation, state corporate and federal margin requirements), or any combination thereof. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value determined (in accordance with paragraph 10 hereof) as of the close of the business day immediately preceding the date of exercise. Deliveries of cash, shares, and notices to the Company shall be directed to the Secretary of the Company.

  8. Exercise of Options.

  Each option granted under this Plan shall be exercisable, and the total number of shares subject thereto shall be purchasable, in such installments (which need not be equal) during the period prior to its expiration date as the Committee shall determine. Unless otherwise determined by the Committee, if the option holder shall not in any given installment period purchase all of the shares which the option holder is entitled to purchase in such installment period, then the option holder's right to purchase any shares not purchased in such installment period shall continue until the expiration date or sooner termination of the option holder's option. No option or installment thereof may be exercised except in respect of whole shares, and fractional share interest shall be disregarded except that they may be accumulated in accordance with the preceding sentence. No partial exercise of any option may be for less than one hundred (100) shares.

  Nothing contained in this Plan (or in any option granted pursuant to this Plan) shall confer upon any option holder who is an employee any right to continue in the employ of the Company or of any subsidiary, or interfere in any way with the right of the Company or any subsidiary to terminate his employment at any time or to increase or decrease his compensation from the rate in existence at the time of the granting of an option, and further, nothing contained herein or in any option agreement shall affect any contractual rights of an option holder who is an employee.

  Nothing contained in this Plan (or in any option granted pursuant to this Plan) shall confer upon any option holder who is not an employee the right to continue serving as a director of the Company or of any subsidiary, or interfere in any way with the right of the Company or any subsidiary to remove a director.

  9. Stock Appreciation Rights.

  If deemed appropriate by the Committee, any stock option may be coupled with a stock appreciation right at the time of the grant of the option, or, the Committee may grant a stock appreciation right to any person at any time after granting an option to such person prior to the end of the term of such associated option. Such stock appreciation right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose, provided that:

    (1) A stock appreciation right shall be exercisable to the extent, and only to the extent, the associated option is exercisable and shall be exercisable only for such period as the Committee may determine (which period may expire prior to the expiration date of the option).

    (2) A stock appreciation right shall entitle the option holder to surrender to the Company unexercised the option to which it is related, or any portion thereof, and to receive from the Company in exchange therefor that number of shares (rounded down to the nearest whole number) having an aggregate value equal to the excess of the fair market value of one share (determined as hereinafter provided) over the option price per share specified in such option multiplied by the number of shares subject to the option, or portion thereof, which is so surrendered.

    (3) The Committee may, at its sole discretion, elect to settle, or the stock appreciation right may permit the optionee to elect to receive (subject to approval by the Committee), any part or all of the Company's obligation arising out of the exercise of a stock appreciation right by the payment of cash having a value equal to the aggregate fair market value of that part or all of the shares it would otherwise be obligated to deliver.

  10. Fair Market Value of Common Stock.

  The fair market value of a share of Common Stock of the Company shall be determined for purposes of the Plan by reference to the closing price on the principal stock exchange on which such shares are then listed, or if such shares are not then listed on a stock exchange, by reference to the closing price (if a National Market issue) or the mean between the bid and asked price (if other over-the-counter issue) of a share as supplied by the National Association of Securities Dealers through NASDAQ (or its successor in function), in each case as reported by The Wall Street Journal, for the business day the option or stock appreciation right is granted or exercised, or on the next preceding day on which such stock is traded or listed if none of such stock was traded on the day such option was granted or exercised (or, if for any reason no such price is available, in such other manner as the Committee may deem appropriate to reflect the then fair market value thereof).

  11. Withholding Tax.

  Upon (i) the disposition by an employee or other person of shares of stock acquired pursuant to the exercise of an incentive stock option granted pursuant to the Plan within two years of the granting of the incentive stock option or within one year after exercise of the incentive stock option; (ii) the exercise by an employee or other person of "non-incentive" or "non-qualified" options; or (iii) the exercise by an employee or other person of a stock appreciation right; the Company shall have the right to (a) require such employee or other person to pay the Company the amount of any taxes which the Company may be required to withhold with respect to such shares or (b) deduct from all amounts paid in cash with respect to the exercise of a stock appreciation right the amount of any taxes which the Company may be required to withhold with respect to such cash amounts.

  12. Non-Transferability.

  All options (and any accompanying stock appreciation rights) granted under the Plan shall, by their terms, be non-transferable by the option holder, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution, and shall be exercisable during the option holder's lifetime only by the option holder, regardless of any community property interest therein of the spouse of the option holder, or such spouse's successors in interest. If the spouse of the option holder shall have acquired a community property interest in any such option (or accompanying stock appreciation right), the option holder, or the option holder's permitted successors in interest, may exercise the option (or accompanying stock appreciation right) on behalf of the spouse of the option holder or such spouse's successors in interest.

  13. Holding of Stock After Exercise of Option.

  At the discretion of the Committee, any option may provide that the option holder, by accepting such option, represents and agrees, for the option holder and the option holder's permitted transferees (by will or the laws of descent and distribution), that none of the shares purchased upon exercise of the option or any accompanying stock appreciation right will be acquired with a view to any sale, transfer or distribution of such shares in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any applicable state "blue sky" laws, and the person entitled to exercise the same shall furnish evidence satisfactory to the Company (including a written and signed representation) to that effect in form and substance satisfactory to the Company, including an indemnification of the Company in the event of any violation of the Securities Act of 1933 or state blue sky law by such person.

  14. Termination of Employment or Services Rendered.

  If a holder of an incentive stock option ceases to be employed by the Company or one of its subsidiaries for any reason other than the option holder's death or permanent disability (within the meaning of 22(e)(3) of the Code), the option holder's incentive stock option (and any accompanying stock appreciation rights) shall be exercisable for a period of three (3) months after the date the option holder ceases to be an employee of the Company or such subsidiary (unless by its terms it sooner expires) to the extent exercisable on the date of such cessation of employment and shall thereafter expire and be void and of no further force or effect.

  Unless otherwise specified in the individual option agreement, if a holder of a non-qualified stock option ceases to be employed by or perform services for the Company or one of its subsidiaries for any reason other than the option holder's death or permanent disability (within the meaning of Section 22(e)(3) of the Code), the option holder's non-qualified stock option (and any accompanying stock appreciation rights) shall be exercisable for a period of one (1) month after the date the option holder ceases to be an employee of or to perform services for the Company or such subsidiary (unless by its terms it sooner expires) to the extent exercisable on the date of such cessation of employment and shall thereafter expire and be void and of no further force or effect.

  A leave of absence approved in writing by the Committee shall not be deemed a termination of employment for the purposes of this paragraph 14, but no incentive stock option may be exercised during any such leave of absence, except during the first three (3) months thereof.

  Unless otherwise specified in the individual option agreement, during such period after notice to terminate, such option shall be exercisable only as to those shares with respect to which installments, if any, had accrued as of the date of termination.

  15. Death or Permanent Disability of Option Holder.

  If the holder of an incentive stock option dies or becomes permanently disabled while option holder is employed by the Company or one of its subsidiaries, the option holder's option (and any accompanying stock appreciation right) shall expire one (1) year after the date of such death or permanent disability unless by its terms it sooner expires. During such period after death, such option (and any accompanying stock appreciation right) may, to the extent that it remained unexercised (but exercisable by the option holder according to such option's terms) on the date of such death or permanent disability, be exercised by the person or persons to whom the option holder's rights under the option shall pass by will or by the laws of descent and distribution.

  Unless otherwise specified in the individual option agreement, if the holder of a non-qualified stock option dies or becomes permanently disabled, the option holder's option (and any accompanying stock appreciation right) shall expire six (6) months after the date of such death or permanent disability unless by its terms it sooner expires. During such period after death, such option (and any accompanying stock appreciation right) may, to the extent that it remained unexercised (but exercisable by the option holder according to such option's terms) on the date of such death or permanent disability, be exercised by the person or persons to whom the option holder's rights under the option shall pass by will or by the laws of descent and distribution.

  16. Privileges of Stock Ownership.

  No person entitled to exercise any option or stock appreciation right granted under the Plan shall have any of the rights or privileges of a stockholder of the Company in respect of any shares of stock issuable upon exercise of such option or stock appreciation right until such option holder has become the holder of record of such shares. No adjustment shall be made for dividends or distributions of rights in respect of such shares if the record date is prior to the date on which such option holder becomes the holder of record, except as set forth in Paragraph 17 hereof.

  Upon the exercise of an option or any accompanying stock appreciation right, unless there is in effect at that time a registration statement under the Securities Act of 1933, as amended (the "Securities Act") permitting the resale of such shares received upon exercise to the public by the option holder (and there is available for delivery a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act), the option holder (or the option holder's permitted transferees by will or the laws of descent and distribution) shall represent and warrant in writing to the Company that the shares purchased upon exercise of the option or any accompanying stock appreciation right are being acquired for investment and not with a view to the sale, transfer or distribution thereof in violation of the Securities Act and the rules and regulations promulgated thereunder, or any applicable state "blue sky" laws. The person entitled to exercise the option or the accompanying stock appreciation rights shall furnish evidence satisfactory to the Company, including a written and signed representation to the foregoing effect in form and substance satisfactory to the Company, including an indemnification of the Company in the event of any violation of the Securities Act of 1933 or state blue sky laws by such person. If, subsequent to the exercise of an option, there should become effective under the Securities Act, a registration statement permitting the resale to the public of shares of the capital stock of the Company issued upon exercise of options granted under this Plan, and if there is available for delivery by the option holder a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act, then any representations and warranties previously made that such shares were being acquired for investment and not with a view to the sale, transfer or distribution thereof shall be disregarded, and the holders of shares shall be released from such representations and warranties with respect to such shares.

  No shares shall be sold, issued or delivered upon the exercise of any option or accompanying stock appreciation right unless and until there shall have been full compliance with any then applicable requirements of the Securities Act of 1933 (whether by registration or satisfaction of exemption conditions), all applicable listing requirements of any national securities exchange on which shares of the same class are then listed, and any other requirements of law or of any regulatory bodies having jurisdiction over such sale, issuance and delivery.

  17. Adjustments.

  If the outstanding shares of the Common Stock of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, merger, consolidation, combination, exchange of shares, or other similar transaction, the Committee shall make an appropriate and proportionate adjustment in the maximum number and kind of shares as to which options may be granted under this Plan, including the maximum number that may be granted hereunder or to any one participant. A corresponding adjustment changing the number or kind of shares allocated to unexercised options or portions thereof, which shall have been granted prior to any such change, shall likewise be made, to the end that the optionee's proportionate interest shall be maintained as before the occurrence of such events. Any such adjustment in the outstanding options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the option but with a corresponding adjustment in the price for each share or other unit of any security covered by the option, provided, however, that each such adjustment in the number and kind of shares subject to outstanding options, including any adjustment in the option price, shall be made in such a manner as not to constitute a "modification" as defined in Section 424 of the Code. Any such adjustment made by the Committee shall be conclusive.

  Upon (i) the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation (except for a transaction the principal purpose of which is to change the State of the Company's incorporation), (ii) a sale of all or substantially all the property or more than eighty percent (80%) of the then outstanding shares of stock of the Company to another corporation or (iii) if the majority of any class of directors be comprised of individuals who were not either nominated by the then existing Board of Directors or had not been appointed by the then existing Board of Directors (any of the foregoing, a "Corporate Transaction"), subject to the following sentence, the Plan shall terminate and all options and stock appreciation rights theretofore granted hereunder shall terminate and be of no further force and effect. Notwithstanding the foregoing, the Committee shall provide in writing in connection with any such transaction for any or all of the following alternatives (separately or in combination): (i) for the options and any accompanying stock appreciation rights theretofore granted to become immediately exercisable notwithstanding the provisions of paragraph 8 hereof; (ii) for the assumption by the successor corporation of the options and stock appreciation rights theretofore granted or the substitution by such corporation for such options and rights of new options and rights covering the stock of the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) for the continuance of the Plan by such successor corporation in which event the Plan and the options and any accompanying stock appreciation rights theretofore granted shall continue in the manner and under the terms so provided, or (iv) for the payment in cash or stock in lieu of and in complete satisfaction of such options and rights. It is expressly contemplated that an option can be exercised subject to the consummation of a Corporate Transaction.

  Adjustments under this paragraph 17 shall be made by the Committee, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares of stock shall be issued under the Plan upon any such adjustment.

  At the discretion of the Committee, any option may contain provisions to the effect that upon the happening of certain events, including a change in control (as defined by the Committee in the option) of the Company, any outstanding options and accompanying stock appreciation rights not theretofore exercisable shall immediately become exercisable in their entirety, notwithstanding any of the other provisions of the option.

  18. Amendment and Termination of Plan.

  The Committee may at any time suspend, amend or terminate the Plan and may with the consent of an option holder, make such modifications of the terms and conditions of his option as it shall deem advisable; provided that except as permitted under the provisions of Paragraph 17 hereof, an amendment or modification which would:

  (a) increase the maximum shares available for grant under the Plan;

  (b) change the minimum purchase price of incentive stock options set forth in Paragraph 6 (provided, however, that the Committee may cancel and regrant at a lower price all or any options granted under the Plan);

  (c) materially modify the requirements as to eligibility for participation in the Plan;

  (d) materially increase the benefits accruing to participants under the Plan;

  (e) increase the maximum term of incentive stock options provided for in paragraph 6;

  (f) permit the granting of options or stock appreciation rights to anyone other than as provided in paragraphs 4 and 5; or

  (g) otherwise require Shareholder Approval (as defined below) under Section 422 or Section 162(m) of the Code,

may not be adopted without further approval by the affirmative vote of the holders of a majority of securities of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the applicable laws of the State or other jurisdiction in which the Company is incorporated, or by the written consent of the holders of a majority of the securities of the Company entitled to vote ("Shareholder Approval").

  No option may be granted during any suspension or after such termination. The amendment, suspension or termination of the Plan shall not, without the consent of the option holder, alter or impair any rights or obligations under any option or accompanying stock appreciation right theretofore granted under the Plan. An option may be terminated by agreement between an optionee and the Company and in lieu of the terminated option, a new option may be granted with an exercise price which may be higher or lower than the exercise price of the terminated option.

  19. Effective Date of Plan.

  This Plan shall be effective upon initial Shareholder Approval (as defined in Paragraph 18) of the Plan.

                                   PART II.

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

  As permitted by Section 102(b)(7) of the DGCL, the Registrant's Certificate of Incorporation, as amended, includes a provision that limits a director's personal liability to the Registrant or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. Article XIII of the Registrant's Certificate of Incorporation, as amended, provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

  As permitted by Section 145 of the DGCL, the Registrant's Bylaws provide that, to the fullest extent permitted by the DGCL, directors, officers and certain other persons who are made, or are threatend to be made, parties to, or are involved in, any action, suit or proceeding will be indemnified by the Registrant with respect thereto.

  The Registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of the Registrant.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibit

The following exhibits are filed herewith unless otherwise indicated:

   2.1 Agreement and Plan of Merger dated April 23, 1996, between the Registrant, HPI Acquisition, Inc. and Boomtown, Inc. (included as Appendix A to the Joint Proxy Statement/Prospectus included as part of this Registration Statement)

   3.1 Certificate of Incorporation of Hollywood Park, Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1 dated January 29, 1993)

   3.2 Amended By-laws of Hollywood Park, Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1 dated January 29,
        1993)

   4.5 Convertible Preferred Stock Depositary Stock Agreement between Chemical Trust Company of California and Hollywood Park, Inc., dated February 9, 1993 (incorporated by reference to the Form S-1 dated January 29, 1993, of Hollywood Park, Inc.)

   5.1 Opinion of Irell & Manella LLP as to the legality of the Registrant's Common Stock being registered hereby

   8.1  Tax Opinion of Irell & Manella LLP

   8.2  Tax Opinion of Wilson, Sonsini, Goodrich & Rosati, PC

  10.1 Directors Deferred Compensation Plan for Hollywood Park, Inc. (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991)

  10.2 Lease Agreement dated as of January 1, 1989, by and between Hollywood Park Realty Enterprises, Inc. and Hollywood Park Operating Company, as amended (incorporated by reference to the Joint Annual Report on Form 10-K for the fiscal year ended December 31, 1989, of Hollywood Park Operating Company and Hollywood Park Realty Enterprises, Inc.)

  10.3 Aircraft rental agreement dated November 1, 1993, by and between Hollywood Park, Inc. and R.D. Hubbard Enterprises, Inc. (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993)

  10.4 Amended and Restated Credit Agreement dated March 23, 1994, by and between Sunflower Racing, Inc. and First Union National Bank of North Carolina, Bank One Lexington, Texas Commerce Bank, Home State Bank of Kansas City and Intrust Bank, N.A. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994)

  10.5 Pledge Agreement dated March 23, 1994, by and between Hollywood Park, Inc., First Union National Bank of North Carolina, as agent for the ratable benefit of itself and the Banks named in the Amended and Restated Credit Agreement included as Exhibit 10.4 thereto (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994)

  10.6 Agreement Respecting Pyramid Casino dated December 3, 1994, by and between Hollywood Park, Inc. and Compton Entertainment, Inc. (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994)

  10.7 Amendment of Oil and Gas Lease dated January 10, 1995, by and between Hollywood Park, Inc. and Casex Co., Nunn Ltd., and Vortex Energy & Minerals (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994)


  10.8 Business Loan Agreement dated April 14, 1995, by and between Hollywood Park, Inc., and Bank of America National Trust and Savings Association (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

  10.9 Amendment No. 1 dated April 30, 1996, by and between Hollywood Park, Inc. and Bank of America National Trust and Savings Association, to the Business Loan Agreement dated April 14, 1995 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996)

  10.10 Amendment No. Two, dated July 1, 1996, by and between Hollywood Park, Inc., and Bank of America National Trust and Savings Association, to the Business Loan Agreement dated April 14, 1995 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996)

  10.11 Amendment to Agreement Respecting Pyramid Casino dated April 14, 1995, by and between Hollywood Park, Inc., and Compton Entertainment, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

  10.12 Amended and Restated Agreement Respecting Pyramid Casino dated July 14, 1995, by and between Hollywood Park, Inc., and Compton Entertainment, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
          1995)

  10.13 Amended and Restated Disposition and Development Agreement of Purchase and Sale, and Lease with Option to Purchase, dated August 2, 1995, by and between The Community Redevelopment Agency of the City of Compton and Compton Entertainment, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

  10.14 Guaranty, dated July 31, 1995, by Hollywood Park, Inc., in favor of the Community Redevelopment Agency of the City of Compton (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

  10.15 Lease by and between HP Compton, Inc. and Compton Entertainment, Inc., dated August 3, 1995 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

  10.16 Guaranty, dated July 31, 1995, by Hollywood Park, Inc. in favor of the Community Redevelopment Agency of the City of Compton, (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

  10.17 Lease, by and between HP Compton, Inc. and Compton Entertainment, Inc., dated August 3, 1995, (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995)

  10.18 Standstill Agreement, dated October 27, 1995, by and between Sunflower Racing, Inc., and First Union National Bank of Florida, Bank One Lexington, N.A., Bank Midwest, N.A., Intrust Bank, N.A., and FCLT Loans, L.P. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
          1995)

  10.19 License Agreement, dated June 27, 1996, by and between HP Compton, Inc. and Radisson Hotels International, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996)

  10.20 Hollywood Park 1993 Stock Option Plan (incorporated by reference to Exhibit A to the Notice of Annual Meeting to Shareholders and Proxy Statement relating to the Annual Meeting of Stockholders of Hollywood Park, Inc. held on May 17, 1993)

  10.21 Agreement and Plan of Reorganization by and among Hollywood Park, Inc. and Pacific Casino Management, Inc. dated November 17, 1995 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed November 30, 1995 and to the Registrant's Current Report on Form 8-K/A, filed January 25, 1996)

  10.22 Blue Diamond Swap Agreement, dated as of August 12, 1996, by and among Boomtown, Inc., Blue Diamond Hotel & Casino, Inc., Hollywood Park, Inc., Edward P. Roski, Jr., IVAC and Majestic Realty Co.

  10.23 Stock Purchase Agreement, dated as of August 12, 1996, by and between Hollywood Park, Inc., and Edward P. Roski, Jr.

  10.24 Hollywood Park, Inc., 1996 Stock Option Plan (included as Appendix D to the Proxy Statement/Prospectus included as part of this Registration Statement)

  21      Subsidiaries of the Registrant


  23.1    Consent of Oppenheimer & Co. with respect to its fairness opinion

  23.2    Consent of Sutro & Co. with respect to its fairness opinion

  23.3    Consent of Arthur Andersen LLP, Independent Auditors

  23.4    Consent of KPMG Peat Marwick LLP, Independent Auditors

  23.5    Consent of Ernst & Young LLP, Independent Auditors

  23.6    Consent of Ernst & Young LLP, Independent Auditors

  23.7    Consent of Ernst & Young LLP, Independent Auditors

  23.8 Consent of Wilson, Sonsini, Goodrich & Rosati, PC, with respect to certain tax matters (included in Exhibit 8.2)

  23.9 Consent of Irell & Manella LLP with respect to certain tax matters (included in Exhibit 8.1)

  23.10 Consent of Irell & Manella LLP with respect to the legality of the securities being registered (included in Exhibit 5.1)

  24.1    Power of Attorney (included on Page II-6)

  99.1    Proxy Card of Hollywood Park

  99.2    Proxy Card of Boomtown

  99.3 Voting Agreement, dated April 23, 1996, between the Registrant and Timothy J. Parrott

  99.4 Voting Agreement, dated April 23, 1996, between Boomtown, Inc. and R.D. Hubbard

  99.5    Consent of Timothy J. Parrott

  99.6    Consent of Richard J. Goeglein

ITEM 22.  UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  (d) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Securities Act and will be governed by the final adjudication of such issue.

  (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA, ON SEPTEMBER 18, 1996.

                                          HOLLYWOOD PARK, INC.

                                               /s/ G. Michael Finnigan
                                          By: _________________________________
                                                  G. MICHAEL FINNIGAN
                                                  EXECUTIVE VICE PRESIDENT,
                                                  TREASURER AND CHIEF FINANCIAL
                                                  OFFICER

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints R.D. Hubbard and G. Michael Finnigan, and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

         /s/ R.D. Hubbard              Chairman of the          September 18,
- -------------------------------------   Board, Chief                 1996
            R.D. HUBBARD                Executive Officer
                                        and Director
                                        (Principal
                                        Executive Officer)

         /s/ Harry Ornest              Vice Chairman of the     September 18,
- -------------------------------------   Board and Director           1996
            HARRY ORNEST

     /s/ G. Michael Finnigan           Executive Vice           September 18,
- -------------------------------------   President and Chief          1996
         G. MICHAEL FINNIGAN            Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

             SIGNATURE                       TITLE                 DATE
             ---------                       -----                 ----

        /s/ J.R. Johnson              Director                September 18,
- ------------------------------------                               1996
            J.R. JOHNSON

       /s/ Howard W. Koch             Director                September 18,
- ------------------------------------                               1996
           HOWARD W. KOCH

      /s/ Robert T. Manfuso           Director                September 18,
- ------------------------------------                               1996
         ROBERT T. MANFUSO

       /s/ John V. Newman             Director                September 18,
- ------------------------------------                               1996
           JOHN V. NEWMAN

      /s/ Lynn P. Reitnouer           Director                September 18,
- ------------------------------------                               1996
         LYNN P. REITNOUER

      /s/ Herman Sarkowsky            Director                September 18,
- ------------------------------------                               1996
          HERMAN SARKOWSKY

    /s/ Warren B. Williamson          Director                September 18,
- ------------------------------------                               1996
        WARREN B. WILLIAMSON